UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration statement pursuant to section 12(b) or (g) of the Securities Exchange Act of 1934

☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2001

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

Commission File Number 001-15002

ICICI BANK LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)

**ICICI Towers
Bandra-Kurla Complex
Mumbai 400051, India**
(Address of principal executive or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
None	Not Applicable

Securities registered pursuant to Section 12(g) of the Act.

American Depositary Share
each represented by 2 Equity Shares, par value Rs. 10 per share.
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report – 220,358,680 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 month (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes………x………… No…………………

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17……………… Item 18………x……

TABLE OF CONTENTS

CROSS REFERENCE SHEET

CERTAIN DEFINITIONS

In this annual report, all references to "we", "our", "us" and "ICICI Bank" are to ICICI Bank Limited (including Bank of Madura Limited acquired by ICICI Bank Limited effective March 10, 2001). References to "ICICI" are to ICICI Limited on an unconsolidated basis and references to the "ICICI group" and "the group" are to ICICI Limited and its consolidated subsidiaries.

ICICI's consolidated subsidiaries at and for the year ended March 31, 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in us to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0 % over a period of time. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which control was deemed to be temporary. During the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% equity interest in ICICI Bank to institutional investors in the Indian secondary markets and at August 31, 2001, ICICI held 46.0% of our equity shares. See "Relationship with the ICICI Group" for a discussion of the various corporate structuring alternatives that ICICI is considering as part of its efforts to transform itself into a universal bank.

FORWARD-LOOKING STATEMENTS

We have included statements in this annual report which contain words or phrases such as "will", "aim", "will likely result", "is likely", "are likely", "believe", "expect", "will continue", "will achieve", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "target", "propose to", "future", "objective", "goal", "project", "should", "can", "could", "may", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements". Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, the market acceptance of and demand for Internet banking services, future levels of impaired loans, our growth and expansion, our ability to integrate any recent or future mergers or acquisitions, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal or regulatory proceedings we are a party to, the future impact of new accounting standards, our ability to implement our dividend policy and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to: general economic and political conditions in India, south east Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by the terrorist attacks in the US in September 2001, any anti-terrorist attacks by the US, a US-led coalition or any other country or any other acts of terrorism worldwide, the monetary and interest rate policies of India, inflation, deflation, unanticipated turbulence in interest rates, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India, regional or general changes in asset valuations, our ability to integrate the Bank of Madura or any future acquisitions into our operations and the ICICI group's possible conversion into a universal bank. For further discussion on the factors that could cause actual results to differ, see the discussion under "Risk Factors" contained in this annual report. We undertake no obligation to update any of our forward-looking statements.

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of the ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

On an average annual basis, the rupee has consistently declined against the dollar since 1980. In early July 1991, the government of India adjusted the rupee downward by an aggregate of approximately 20.0% against the dollar as part of an economic package designed to overcome an external payments crisis.

In fiscal 2001, the rupee has declined sharply against the US dollar and other currencies as a result of a number of factors including rising petroleum prices and decisions by international fund and other investment managers to sell rupee assets. The decline in the rupee caused the Reserve Bank of India to announce an increase in the bank rate by 100 basis points on July 21, 2000 which led to an increase in domestic interest rates.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate:

Fiscal Year	Period End	Average[1]
1997	35.88	35.70
1998	39.53	37.37
1999	42.50	42.27
2000	43.65	43.46
2001	46.85	45.88
2002 (through September 21)	48.08	45.66

Month	High	Low
March 2001	46.85	46.53
April 2001	47.07	46.58
May 2001	47.06	46.83
June 2001	47.09	47.00
July 2001	47.21	47.11
August 2001	47.19	47.11

_____

(1) The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2) Represents the average of the noon buying rate on the last day of each month during the period.

Although we have translated certain rupee amounts in this annual report into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated below, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2001. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 30, 2001 was Rs. 46.85 per US$ 1.00 and on September 21, 2001 was 48.08 per US$ 1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our financial statements.

RISK FACTORS

You should carefully consider the following risk factors as well as the other information contained in this annual report in evaluating us and our business.

Risks Relating to India

A slowdown in economic growth in India could cause our business to suffer.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the Indian economy. The Indian economy has shown sustained growth over the five years ended fiscal 2001 with an average real GDP growth rate of approximately 6.2%, compared to the average real GDP growth rate of 5.8% achieved in the 1980s. However, industrial production in India witnessed lower growth during the years 1997, 1998 and 1999 primarily due to the global downturn in commodity prices, particularly in the man-made fibers, iron and steel and textile sectors. There was a moderate improvement in industrial growth in fiscal 2000. However, industrial growth declined in fiscal 2001 due to a slowdown in the manufacturing and electricity sectors. Any future slowdown in the Indian economy or future volatility of global commodity prices could adversely affect our borrowers and contractual counterparties. This in turn could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

The high price of crude oil could affect our banking business.

India imports approximately 59.0% of its requirements of crude oil. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This affected the overall state of liquidity in the banking system which led to the intervention by the Reserve Bank of India. Any significant increase in global crude oil prices could impact further the overall Indian economy and the Indian banking system. This could adversely affect our business including our ability to grow, the quality of our assets, our financial performance, our stockholders' equity, our ability to implement our strategy and the price of our equity shares and our ADSs.

A significant change in the Indian government's economic liberalization and deregulation policies could disrupt our business and cause the price of our equity shares and our ADSs to go down.

We are an Indian banking company and all our operations are conducted, and almost all of our assets and customers are located, in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private-sector entities, including us, and on market conditions and prices of Indian securities, including our equity shares and our ADSs. Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. A coalition government led by the Bharatiya Janata Party was formed with A. B. Vajpayee as the Prime Minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in these policies could adversely affect business and economic conditions in India in general as well as our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

Financial instability in other countries, particularly emerging market countries in Asia, could disrupt our business and cause the price of our equity shares and our ADSs to go down.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crisis experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. For example, the terrorist attacks in the US in September 2001 are likely to have an adverse effect on the US economy, which could adversely affect the

Indian economy. This in turn could negatively impact the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

If regional hostilities or terrorist attacks increase, our business could suffer and the price of our equity shares and our ADSs could go down.

India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. Currently, there are tensions involving Afghanistan, a neighbor of Pakistan. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. This is important in the current context, as the terrorist attacks in the US in September 2001 have affected the markets all over the world. The possible prolonged battle against terrorism by the US could lengthen these regional hostilities and tensions thereby affecting the Indian economy as well as our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

Trade deficits could cause our business to suffer and the price of our equity shares and our ADSs to go down.

India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2001, India experienced a trade deficit of Rs. 653.8 billion (US$ 14.4 billion). In fiscal 2001, our trade deficit was affected adversely by a rising oil-bill on account of higher global crude oil prices. If trade deficits increase or are no longer manageable, the Indian economy, our business and the price of our equity shares and our ADSs, could be adversely affected.

A significant change in the composition of the Indian economy may affect our business.

The Indian economy is in a state of transition. The share of the services sector of total GDP is rising while that of the agricultural sector is declining. The share of the services sector of total GDP increased to 54.2% in fiscal 2001 from 48.7 % in fiscal 1997 and the share of the agricultural sector of total GDP declined to 24.0% in fiscal 2001 from 28.6% in fiscal 1997. It is difficult to gauge the impact of such fundamental economic changes on our business. We cannot be certain that these changes will not have a material adverse effect on our business.

If there are any severe natural calamities, then our business could suffer and the price of our equity shares and our ADSs could go down.

In fiscal 2001, the Indian economy was affected by an earthquake in the western state of Gujarat. This caused considerable damage to private households as well as industry. Industrial output in the state was affected and fiscal measures were introduced for reconstruction. Any recurrence of such natural disasters could adversely affect the state of Indian industry as well as the Indian banking sector, our future performance and the price of our shares and our ADSs.

Financial difficulty and other problems in certain long-term lending institutions and investment institutions in India could cause our business to suffer and the price of our equity shares and our ADSs could go down.

Unit Trust of India, a large investment institution in India, with a high level of investment in equity securities, is currently facing problems due to a significant decline in the market value of its securities portfolio caused by depressed equity capital markets in fiscal 2001. IFCI Limited, a long-term lending institution in India, is also facing financial difficulty due to inadequate capitalization, asset-liability mismatch and deteriorating asset quality. These developments could create adverse market perception about commercial banks, like us, which in turn could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

The recent down-grading of the sovereign rating of India could cause our business to suffer and the price of our equity shares and our ADSs could go down.

Standard and Poor's, an international rating agency, has recently adversely revised its outlook from stable to negative on India's "BB-" long-term foreign currency rating. It has also adversely revised its rating from "BBB" to "BBB-" on its long-term local currency rating. Another international agency, Moody's, has also recently adversely revised its outlook from positive to stable on India's Ba2 long-term foreign currency rating. Moody's has also adversely revised its outlook from positive to negative on India's Ba2 long-term domestic currency rating. Although the revision in the sovereign rating may not affect our business, we cannot assure you that any further adverse revisions in the sovereign rating will not adversely affect our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

Risks Relating to Our Business

We are likely to classify and reserve against impaired loans significantly later than our counterparts in more developed countries, such as the United States, and we may not set aside comparable amounts of allowance for loan losses.

ICICI Bank identifies a commercial loan as a "troubled debt restructuring" or an "other impaired loan" (collectively referred to as an impaired loan) and places it on a non-accrual basis (that is, ICICI Bank no longer recognizes interest accrued or due unless and until payments are actually received) when it is probable that ICICI Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis, when interest or principal is overdue for more than 180 days (typically two interest or principal payments). Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The time period of 180 days is substantially longer than in more developed countries, like the United States where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not made for a 90-day period. In India, payments on most loans are on a quarterly basis unlike in more developed countries, like the US, where payments on most loans are on a monthly basis. In India, payments on most loans are on a quarterly basis unlike in more developed countries, like the U.S., where payments on most loans are on a monthly basis. However, it is likely that calculation of interest and payments on our loans will be on a monthly basis effective October 1, 2001. As a result, we obtain information later than they would in developed countries and this delay in receiving current information may impact the classification of and creating allowance against impaired loans. Consequently, we are likely to classify and create allowances against impaired loans significantly later than they would in more developed countries. For a discussion of impaired loans under Indian GAAP, see "Supervision and Regulation-Loan Loss Provision and Impaired Assets". In terms of the revised guidelines issued by the Reserve Bank of India, with effect from fiscal 2004, a commercial loan will be considered to be impaired and placed on a non-accrual basis, when interest or principal is overdue continuously for more than 90 days.

We have high concentrations of loans to certain customers and to certain sectors and if any of these loans were to become impaired, the quality of our loan portfolio could be adversely affected.

At year-end fiscal 2001, our 10 largest loans, based on outstanding balances, totaled approximately Rs. 21.6 billion (US$ 462 million), which represented approximately 23.3% of our total net loans and 132.5% of our stockholders' equity. These loans are over different industry sectors. Our largest single loan exposure, based on outstanding balances at that date, was Rs. 3.0 billion (US$ 64 million), which represented approximately 3.2% of our total net loans and approximately 18.4% of our stockholders' equity. At March 31, 2001, even in the case of lending to a group of companies under the same management control, our largest exposure accounted for approximately 2.7% of our total net loans and approximately 15.3% of our stockholders' equity. At year-end fiscal 2001, none of our 10 largest loans based on outstanding balances was classified as impaired and our largest impaired loan was our 54 largest loan based on outstanding principal balance. However, if any of our 10 largest loans was to become impaired, the quality of our loan portfolio and the price of our equity shares and our ADSs could be adversely affected.

At year-end fiscal 2001, we had extended loans to nearly every industrial sector in India. At that date, approximately 23.5% of our gross impaired loan portfolio, based on outstanding principal balance, was concentrated in four sectors: finance (9.7%), light manufacturing (7.0%), textiles (3.7%) and agriculture (3.1%). As a comparison, in our gross loan portfolio as at March 31, 2000, these groups constituted 29.7%. These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although our loan portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase our level of impaired loans and adversely effect our business, our future financial performance, our stockholder's equity and the price of our equity shares and our ADSs.

If we are not able to control or reduce the level of impaired loans in our portfolio, our business will suffer.

Our gross impaired loans represented 3.0% of our gross loan portfolio at March 31, 2000 and 5.5% at March 31, 2001. Out of our gross impaired loans at March 31, 2001, troubled debt restructurings (restructured loans) represented 0.9% of our gross loan portfolio and other impaired loans represented 4.6% of our gross loan portfolio. Our net impaired loans represented 1.4% of our net loans at March 31, 2000 and 2.6% at March 31, 2001. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in our impaired loan portfolio. Although we believe that our allowance for loan losses is adequate to cover all known losses in our portfolio of assets, the level of our impaired loans is higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. In absolute terms, our gross impaired loans actually increased by Rs. 3.9 billion (US$ 83 million) or 273.0% in fiscal 2001 whereas the same had decreased by Rs. 195 million (US$ 4 million) or 12.1% in fiscal 2000. However, the figures are not comparable since impaired loans aggregating Rs. 2.2 billion (US$ 47 million) were added consequent to our acquisition of Bank of Madura. Also, at March 31, 2001, 8.7% of our gross directed lending loan portfolio was impaired compared to 3.5% at March 31, 2000. Under directed lending regulations in India, we are required to lend 40.0% of our net bank credit to priority sectors, including, among others, small-scale industries, the agriculture sector and small businesses, and lend 12.0% of our net bank credit in the form of export credit. We may experience a significant increase in impaired loans in our directed lending portfolio because economic difficulties are likely to affect these borrowers more severely and we are less able to control the quality of this portfolio. The growth in impaired loans can be attributed to several factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth, a sharp decline in commodity prices, which reduced profitability for certain of our borrowers, and the restructuring of certain Indian companies in sectors such as iron and steel,man-made fibers and textiles. Further, our growth-oriented strategy has involved a significant increase in our loan portfolio. We cannot assure you that there will be no additional impaired loans on account of these new loans.

A number of factors which are not in our control will likely affect our ability to control and reduce impaired loans, including changes in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates. Although we are increasing our efforts to improve collections and to foreclose on existing impaired loans, we may not be successful in our efforts and the overall quality of our loan portfolio may deteriorate in the future. If we are unable to control and reduce our impaired loans, we may be unable to execute our business plan as expected and that could adversely affect the price of our equity shares and our ADSs. Further, our growth-oriented strategy has involved a significant increase in our loan portfolio in recent years which could result in additional impaired loans.

If we are unable to improve our allowance for loan losses as a percentage of impaired loans, the price of the equity shares and the ADS could go down.

Our allowance for loan losses represented 54.1% of our gross impaired loans at March 31, 2001 compared to 52.8% at March 31, 2000. Although we believe that our allowance for loan losses is adequate to cover all known losses in our asset portfolio and is in accordance with US GAAP, we cannot assure you that our allowance will be adequate to cover any further deterioration in our impaired loan portfolio. In the event of any further deterioration in our impaired loan portfolio, there will be an adverse impact on our business, our future financial performance, our stockholders' equity and the price of our equity shares and our ADSs.

We may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

Our loan portfolio consists primarily of working capital loans that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result in, or be accompanied by, a decrease in the value of the collateral. These delays can last for up to several years leading to deterioration in the physical condition and market value of the collateral. Collateral, consisting of inventory and receivables, is particularly likely to decrease in value due to any delay in enforcement. In the event a borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is normally stayed.

Although we have taken utmost care, we cannot guarantee that we will be able to realize the full value on our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. We may also face problems in realizing the full value of any fixed assets in which we have only a subordinated or second lien security interest if the party having the first lien security interest has already partly or fully realized the value of this collateral.

Additionally, we are a member of a consortium of banks for which we are not the lead lender for 15 companies, or 25.4% of our impaired loans, including, five of our top 10 impaired loans. Accordingly, we do not control the negotiation, restructuring or settlement of these loans and may not be able to enforce these obligations on the most advantageous terms to us. A failure to recover the expected value of collateral security could expose us to a potential loss, which could reduce the value of our stockholders' equity and adversely affect our business.

We face greater credit risks than banks in more developed countries.

Our principal business is providing financing to our clients, virtually all of whom are based in India. Our loans to middle market companies can be expected to be more severely affected than loans to large corporations by adverse developments in the Indian economy due to their generally weaker financial position. In all of these cases, we are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in other developed countries due to the higher uncertainty in our regulatory, political and economic environment and difficulties that many of our borrowers face in adapting to instability in world markets and rapid technological advances taking place across the world. In fiscal 2001, India experienced a slowdown in overall growth, which affected the financial performance of corporates in terms of growth in production, sales and profits. This negatively affected the ability of some corporates to service their loans taken from the financial system. Unlike in most other developed countries, we are required to do directed lending to certain sectors specified by the Reserve Bank of India. For a further discussion of the Reserve Bank of India regulations applicable to Indian commercial banks, see "Supervision and Regulation". These sectors generally have greater credit risks than our normal lending business. Higher credit risk may expose us to potential losses which would adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

Our business is particularly vulnerable to volatility in interest rates.

Our results of operations are substantially dependent upon the level of our net interest income. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector in India, the Reserve Bank of India's monetary policies, domestic and international economic and political conditions and other factors. Changes in interest rates could affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income.

Income from treasury operations is particularly vulnerable to interest rate volatility. An increasing interest rate environment is likely to adversely affect the income from treasury operations for banks in India. Furthermore, declines in the value of the trading portfolio in such an environment adversely affect the income statement.

In March 2001, the Reserve Bank of India lowered the bank rate and hence, signaled lower interest rates in the system. The Reserve Bank of India has also reiterated that it would like markets to be stable while ensuring that adequate liquidity is supplied for growth. There is no assurance that interest rates will remain at existing levels and could change depending on the overall economic environment.

Volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

Most of our funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a portion of our assets have medium or long-term maturities, creating a potential for funding mismatches. At year-end fiscal 2001, savings deposits and non-interest-bearing demand deposits together constituted 27.5% of our total deposits and 22.2% of our total liabilities. In addition, time deposits with a residual maturity of less than one year constituted 30.8% of our total deposits and 25.6% of our total liabilities. At March 31, 2001, loans having residual maturity of one year or more constituted 11.6% of our total assets. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, no assurance can be given that this experience will continue. If a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected. This could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

We could be subject to volatility in income from our treasury operations.

Non-interest revenue from trading account assets (primarily government of India securities), securities and foreign exchange transactions represented 37.0% of our net revenue for fiscal 2000 and 13.2% of our net revenue for fiscal 2001. During fiscal 2001, a portion of our trading assets ceased to have the inherent characteristics of liquidity, active and frequent buying and selling and opportunity for a short-term difference in price. Accordingly, in September 2000, we reclassified trading assets amounting to Rs. 8.6 billion to securities available for sale and Rs. 10.2 billion to securities held to maturity. The securities transactions, which primarily reflect capital gains realized on the sale of available for sale securities, showed a loss of Rs. 384 million (US$ 8 million) in fiscal 2001 compared to a profit of Rs. 75 million (US$ 2 million) in fiscal 2000 primarily due to a realized loss on our mutual fund portfolio which was caused by the extreme volatility in Indian stock markets in the beginning of fiscal 2001.This treasury revenue is vulnerable to volatility in the market caused by, among other things, changes in interest rates, foreign currency exchange rates and equity prices. Any increase in interest rates would have an adverse effect on the value of our fixed income trading portfolio and our net interest revenue. For a fuller description of the effect of an increasing interest rate environment, see "— Our business is particularly vulnerable to volatility in interest rates". Any decrease in our income due to volatility in income from treasury operations could have a material adverse effect on the price of our equity shares and our ADSs.

The conversion of ICICI into a universal bank could impact the price of our equity shares and our ADSs.

As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the reorganization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. Any corporate action resulting from these discussions would be subject to the approval of the board of directors and shareholders of ICICI and ICICI Bank and necessary statutory and regulatory approvals including from the Reserve Bank of India and the government of India. At this stage, there can be no certainty that any definitive agreement will be reached or that such agreement will be approved by the relevant regulatory agencies. In the event that ICICI Bank and ICICI were to merge, the businesses currently being conducted by ICICI would become subject for the first time to a number of banking regulations under Indian law, including directed lending, maintenance of a statutory reserve ratio and higher effective income tax rates. These regulatory changes will impact the profitability of the combined businesses in any new universal bank. The combined universal bank will have a different mix of assets and funding sources than the two separate companies. The impact of the statutory reserve ratio, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, may increase market risk in a combined universal bank. The income, profitability and market risk profile of any merged universal bank may therefore be adversely affected by the impact of these regulatory requirements. This may result in lower income in the initial years after conversion. Any combined universal bank may not be able to maintain the business, growth and financial performance of the two separate companies and any failure to do so could adversely affect the price of our equity shares and our ADSs.

If we are unable to succeed in our new business areas, we may not be able to execute our growth strategy.

We have launched several Internet banking products for our retail and corporate customers including online bill payments and online account opening. We have also entered the Indian credit card market and started offering mobile phone banking services. The ICICI group also provides online brokering services. We provide online integration between the customer's depositary share account and securities brokerage account, which are with ICICI group, and bank account, which is with us. We have recently launched personal loans for our "Power Pay" corporate payroll account customers and have entered into a marketing agreement with ICICI Prudential Life Insurance Company Limited to distribute their life insurance products. We intend to continue to explore new business opportunities in both retail and corporate banking. We cannot assure you that we have accurately estimated the relevant demand for these new banking products or that we will be able to master the skills and management information systems necessary to successfully manage our new products and services. Our inability to grow in new business areas could adversely affect our future financial performance and the price of our equity shares and our ADSs.

The success of our Internet banking strategy will depend, in part, on the development of the new and evolving market for Internet banking in India.

We have offered Internet banking services to our customers since October 1997, although there are currently low volumes of such transactions being conducted in India. At March 31, 2001, we had approximately 550,000 Internet accounts. The demand and market acceptance for Internet banking are subject to a high level of uncertainty and are substantially dependent upon the adoption of the Internet for general commerce and financial services transactions in India. The International Data Corporation predicted in 1999 that the number of Internet users in India will grow from approximately 0.8 million in 1999 to 4.5 million in 2002 and 12.3 million by 2005. At present, there are 1,800,000 Internet subscribers in India.

Many of our existing customers and potential customers have only a very limited experience with the Internet as a communications medium. In order to realize significant revenue from our Infinity services, we will have to persuade our customers to conduct banking and financial transactions through the Internet. In addition, the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet is too high to enable many people in India to afford to use these services at this time. Although relevant legislation has been introduced by the government of India, critical issues concerning the commercial use of the Internet, such as security, legal recognition of electronic records, validity of contracts entered into online and the validity of digital signatures, remain unresolved and may inhibit growth. If Internet banking does not continue to grow or grows slower than expected, we will not be able to meet our projected earnings and growth strategy related to our Internet banking business.

The success of our Internet banking strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

The Internet may not be accepted as a viable commercial market place in India for a number of reasons, including inadequate development of the necessary network infrastructure. There can be no assurance that the Internet infrastructure in India will be able to support the demands of its anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, we will not be able to execute our growth strategy related to our Internet banking business.

Our business is very competitive and our growth strategy depends on our ability to compete effectively.

Interest rate deregulation and other liberalization measures affecting the Indian banking sector have increased competition. This liberalization process has led to increased access for our customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. Our corporate and retail lending business will continue to face competition from Indian and foreign commercial banks and non-banking finance companies. In addition, we will face increasing competition for deposits from other banks, non-banking entities like mutual funds and non-banking finance companies. The Indian financial sector may experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. Our future success will also depend upon our ability to compete effectively with these entities, including the public sector banks, which may have significantly greater resources than us. Our business could also be affected by the increasing use of technology by our competitors. Competition may also increase significantly with greater deregulation of the Indian banking industry. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business and our future financial performance.

If we are not able to manage our rapid growth, our business could be disrupted and the price of our equity shares and our ADSs could go down.

Since our inception in 1994, we have experienced rapid growth. Our asset growth rate has been significantly higher than the Indian GDP growth rate over the last six fiscal years. Our balance sheet size has grown at an annual compounded rate of 87.4% during this period. Our growth, particularly after the acquisition of Bank of Madura by us in March 2001, is expected to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, credit, financial and other internal risk controls. At March 31, 2001, after the acquisition of Bank of Madura by us, we were the largest private sector bank in India based on assets and net worth. Our inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

If we are not able to integrate our recent acquisitions or any future acquisitions, our business could be disrupted and the price of our equity shares and our ADSs could go down.

Effective March 10, 2001, we acquired Bank of Madura Limited, an old private sector bank. This is the first merger of an old private sector bank with a new private sector bank in India. For a discussion of old and new private sector banks, see "Overview of the Financial Sector – Commercial Banks – Private Sector Banks". Employee integration and technology and branch integration are major challenges for us, some or all of which could adversely affect our business, our financial performance and the price of our equity shares and our ADSs.

We have no understanding, commitment or agreement with respect to any material future acquisition or investment, though we may seek opportunities for growth through future acquisitions. Any future acquisitions may involve a number of risks, including deterioration of asset quality, diversion of our management's attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

We are subject to the significant influence of ICICI and could be subject to the significant influence or control of other shareholders.

Although ICICI owns 46.0% of our outstanding equity shares, its voting power is limited due to Indian regulations that require that holders of 10.0% or more of a bank's outstanding equity shares may only vote 10.0% of the outstanding equity shares. Due to this voting restriction and the fact that no other shareholder owns 10.0% or more of our outstanding equity shares, ICICI currently effectively controls 16.6% of the voting power of our outstanding equity shares. For a more complete description of this voting restriction, see "Relationship with the ICICI Group — Capital, Dividend and Voting Limitations".

Under the terms of our organizational documents, ICICI is entitled to appoint one third of the members of our board of directors, including the Executive Chairman and Managing Director of our board. ICICI is also permitted to vote on the appointment of the remaining members of our board. ICICI has appointed two directors to our current ten-member board. Accordingly, ICICI may be able to exercise effective control over our board and over matters subject to a shareholder vote.

Additionally, because of the limited voting power of ICICI, it is possible that a consortium of shareholders that acquires a portion of our outstanding equity shares could effectively control us. If such shareholders decide to significantly alter our business plan and change or terminate our relationship with the ICICI group, it could have an adverse effect on the price of our equity shares and our ADSs. Under the current regulations, the approval of the Reserve Bank of India is required before we can register the transfer of shares for an individual or group which acquires 5.0% or more of our total paid up capital.

We work closely with ICICI and conflicts of interest with ICICI or the deterioration of our relationship with ICICI could adversely affect our business.

We offer products and services which largely complement the product and services offered by ICICI and other ICICI group members. We seek to take advantage of the customer relationships of the ICICI group. Because both ICICI and we are offering some similar financial products and services, there may be conflicts of interest between ICICI and us that could adversely affect our business and the price of our equity shares and our ADSs. In addition, we ceased to be a subsidiary of ICICI as of March 22, 2001 and were accounted for under the equity method of accounting as of April 1, 2000. There is a risk that ICICI may make business decisions which are to its advantage or the advantage of other group companies at our expense. For example, ICICI may choose to enter or increase its presence in certain markets in which we operate.

The recent divestment of a partial stake in ICICI Bank by ICICI and any future dilution of ownership interest in ICICI Bank by ICICI could cause our business to suffer and the price of our equity shares and our ADSs to go down.

In May 1994, when ICICI obtained its commercial banking license to establish ICICI Bank, the Reserve Bank of India imposed a condition that ICICI reduce its ownership interest in ICICI Bank in stages, first to not more than 75.0% and ultimately to no more than 40.0%. ICICI has been in discussions with the Reserve Bank of India to determine whether and to what extent it may be required to sell or reduce its interest in ICICI Bank. During fiscal 2001, the Reserve Bank of India reiterated its requirement of a reduction of ICICI's holding in ICICI Bank to 40.0% and advised ICICI to draw up a firm plan for dilution of its stake.

Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank, in an all stock merger and as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in us to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0% over a period of time. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's ownership in ICICI Bank was deemed to be temporary. During the first five months (April to August) of fiscal 2002, ICICI sold further equity shares of our Bank in the Indian secondary markets to institutional investors and at August 31, 2001, it held 46.0% of our equity shares.

We expect that there will be no change in the ICICI group's long-term strategy of operating as a virtual universal bank offering a comprehensive range of financial products and services to wholesale and retail segments. As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the reorganization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. See " -The conversion of ICICI into a universal bank could impact the price of our equity shares and our ADSs". In the event, ICICI is unable to convert into a universal bank due to regulatory or other reasons, ICICI would be required to dilute their stake in ICICI Bank to 40.0%. In such an event, we expect that there would be no change in the ICICI group's long-term strategy of operating as a virtual universal bank offering a comprehensive range of financial products and services to wholesale and retail segments. However, there can be no assurance that any further dilution of ICICI's stake in ICICI Bank will not adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

Material changes in the regulations which govern us could cause our business to suffer and the price of our equity shares and our ADSs to go down.

Banks in India operate in a highly regulated environment in which the Reserve Bank of India extensively supervises and regulates banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending and reserve requirements. In addition, banks are generally subject to changes in Indian law, as well as to changes in regulation and governmental policies, income tax laws and accounting principles. We cannot assure you that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

Significant security breaches and fraud could adversely impact our business.

We seek to protect our computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by our increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through such computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure of security measures could have a material adverse effect on our business and our future financial performance.

Our business operations are highly transaction-oriented. Although we take adequate measures to safeguard against fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by significant fraud committed by employees or outsiders.

We could be exposed to higher risk in the event of sudden changes in the Indian financial markets.

We are a relatively small participant in the Indian banking industry. Our limited capital base severely restricts our ability to absorb sudden changes in the financial markets such as tightening of monetary policy, increases in interest rates and significant reductions in deposits. The Indian economy is prone to these sudden changes as a result of its political and economic situation. Therefore, any sudden change in the Indian economy could have a material adverse effect on our business and our future financial performance and may restrict our ability to grow our business as anticipated.

If we are unable to adapt to the rapid technological changes, our business could suffer.

Our success will depend, in part, on our ability to respond to technological advances and emerging banking industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies effectively or adapt our transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, our business and our future financial performance could be materially adversely affected.

Any deterioration in the financial condition of ICICI could adversely impact our business.

We fund our business operations independently of ICICI and our business strategy and the execution of that strategy is independent from the business and strategy of ICICI. However, any deterioration in ICICI's financial condition may adversely impact the ICICI brand name and, indirectly, our reputation and affect the confidence of our customers in us. A reduction in consumer confidence could affect our ability to raise deposits from and make loans to customers and adversely impact our business and our future financial performance.

Risks Relating to the ADSs and Equity Shares

You will not be able to vote your ADSs.

ADS holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary exercises its right to vote the equity shares represented by the ADSs as directed by our board of directors. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain upon withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities."

US investors may be subject to materially adverse tax consequences if we are a passive foreign investment company.

Based upon proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we do not expect to be considered a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of passive income. We have based our expectation that we are not a passive foreign investment company on, among other things, provisions in the proposed regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of our income and our assets from time to time. Since there can be no assurance that the proposed regulations will be finalized in their current form and the manner of the application of the proposed regulations is not entirely clear, and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. Furthermore, changes to our corporate structure (including a merger between ICICI and us in connection with the conversion of ICICI into a universal bank) could cause us to be considered a passive foreign investment company. If we are a passive foreign investment company at any time that you own ADSs and you are a US person, you may be subject to materially adverse US tax consequences. See "Taxation — United States Taxation — Passive Foreign Investment Company Rules".

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility are subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see "Restriction on Foreign Ownership of Indian Securities".

Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

ADSs holders seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require Reserve Bank of India approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. If approval is required, we cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

Restrictions on withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the prices of the ADSs.

An ADS holder who surrenders an ADS and withdraws equity shares may be able to redeposit those equity shares in the depositary facility in exchange for ADSs. In addition, an investor who has purchased equity shares in the Indian market may be able to deposit them in the ADS program. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could therefore face restrictions in depositing them in the ADS program. This increases the risk that the market price of the ADSs will be below that of the equity shares. For a discussion of the legal restrictions triggered by withdrawal of ADSs from the depositary facility and redeposit of equity shares in the depositary facility, see "Restriction on Foreign Ownership of Indian Securities".

Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADSs.

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our stock has been especially volatile. For the historical prices of our equity shares, see "Market Price Information". Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The Stock Exchange, Mumbai, formerly known as the Bombay Stock Exchange or the BSE, was closed for three days in March 1995 following default by a broker. In March 2001, the BSE dropped 667 points or 15.6%. During this period, the price of our equity shares on the BSE was Rs. 163.50 on February 20, 2001 and Rs. 162.35 on March 20, 2001, a marginal drop of Rs. 1.15 per equity share.   In March 2001, there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Calcutta Stock Exchange suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiments. Introduction of rolling settlement in respect of certain securities by stock exchanges has had a general negative impact on the prices of the securities. Our equity shares are currently not included under securities whose delivery on the stock exchanges is required to be settled under rolling settlement. However, we cannot rule out the possibilities of our equity shares being included under this category. The recent financial problems faced by the Unit Trust of India, the largest of the mutual funds in the country also had the effect of depressing the prices of securities at the stock exchanges. As an aftermath of the terrorist attacks on the United States, stock exchanges world-wide have seen the prices of equities and other securities drop. In India also, the share prices have witnessed steep declines. On September 21, 2001 our stock price on the BSE was Rs. 74.65 per equity share. Similar problems could happen in the future and, if they did, they could affect the market price and liquidity of our equity shares and our ADSs.

Because of our close relationship with ICICI, volatility in the price of ICICI shares could affect the price of our equity shares and our ADSs.

There is a limited market for the ADSs.

Even though our ADSs are listed on the New York Stock Exchange, we cannot be certain that any trading market for our ADSs will develop or be sustained. We cannot guarantee that a market for the ADSs will continue.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by our ADSs are listed on the Kolkata, Delhi, Madras and Vadodara Stock Exchanges, the BSE and the NSE. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner.

As a result of Indian government regulation of foreign ownership, the price of the ADSs could go down.

Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADSs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares.

Your holdings may be diluted by additional issuances of equity by us and any dilution may adversely affect the market price of our ADSs.

Any future issuances of equity by us will dilute the positions of investors in our ADSs and could adversely affect the market price of our ADSs. There is a risk that our continued rapid growth could require us to fund this growth through additional equity offerings. Our recently approved employee stock option plan could lead to the issuance of up to 5.0% of our issued equity shares. From the inception of this stock option plan in February 2000 through August 31, 2001, we had granted a total of 3,293,200 stock options or 1.5% of our equity shares at March 31, 2001, of which none have been exercised and 341,425 have vested but have not yet been exercised. The vested portion represented 0.2% of our equity shares at March 31, 2001. On April 1, 2002, 801,178 additional stock options will vest, representing a further 0.4% of our equity shares at March 31, 2001. Once vested, each stock option may be exercised for one equity share.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell such securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Investors that purchase ADSs are required to pay for the ADSs in US dollars. Investors are subject to currency fluctuation risks and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADS investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares which have been withdrawn from the depositary facility, may be converted into US dollars at the market rate.

On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 30.8% of its value against the US dollar in the last four years, depreciating from Rs. 36.46 per US$ 1.00 on September 15, 1997 to Rs. 47.70 per US$ 1.00 on September 14, 2001. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages. India's foreign exchange reserves have since increased to US$ 45.4 billion at August 31, 2001

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

RELATIONSHIP WITH THE ICICI GROUP

General

The ICICI group, which includes ICICI and its consolidated subsidiaries, is a diversified financial services group organized under the laws of India. ICICI group and its affiliates conduct project financing, commercial banking, investment banking, venture capital business, information technology business, Internet-based stock trading and retail banking activities. ICICI is one of the largest of all Indian financial institutions, banks and finance companies in terms of assets. ICICI has relationships with a client base of over 2,500 Indian companies, a growing base of about 3.5 million retail bondholders and a strong pool of experienced and talented professionals. The retail products of ICICI group and its affiliates include retail deposits, retail bonds, home mortgage loans and auto loans and other consumer finance products and services, personal loans, credit cards and insurance. In fiscal 2001, the ICICI group had consolidated net income of Rs. 6.6 billion (US$ 142 million). At March 31, 2001, the ICICI group had consolidated assets of Rs. 740.4 billion (US$ 15.8 billion) and consolidated stockholders' equity of Rs. 75.9 billion (US$ 1.6 billion).

In May 1994, when ICICI obtained its commercial banking license to establish ICICI Bank, the Reserve Bank of India imposed a condition that ICICI reduce its ownership interest in ICICI Bank in stages, first to not more than 75.0% and ultimately to no more than 40.0%. ICICI has been in discussions with the Reserve Bank of India to determine whether and to what extent it may be required to sell or reduce its interest in ICICI Bank. During fiscal 2001, the Reserve Bank of India reiterated its requirement of a reduction of ICICI's holding in ICICI Bank to 40.0% and advised ICICI to draw up a firm plan for dilution of its stake.

Effective March 10, 2001, ICICI Bank acquired Bank of Madura, an old private sector bank, in an all stock merger and as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46.4% through sales of shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0% over a period of time. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's ownership interest in ICICI Bank was deemed to be temporary. During the first five months (April to August) of fiscal 2002, ICICI sold additional ICICI Bank equity shares in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held 46.0% of our equity shares.

As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the reorganization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. Any corporate action resulting from these discussions would be subject to approval of the board of directors and shareholders of ICICI and ICICI Bank and necessary statutory and regulatory approvals including from the Reserve Bank of India and the government of India. At this stage, there can be no certainty that any definitive agreement will be reached or that such agreement will be approved by the relevant regulatory agencies.

Capital, Dividend and Voting Limitations

Under the conditions of the commercial banking license granted to ICICI in 1994 to establish us, there must be an arms length relationship organizationally and operationally between ICICI and us. We are also prohibited from extending any credit to ICICI. We have no agreement with ICICI regarding any future contribution of capital by ICICI to us for maintenance of our minimum capital adequacy ratio or with respect to any future issuance of equity shares by us to ICICI. Any declaration and payment of a dividend by us to any shareholder, including ICICI, must be recommended by our board of directors and approved by our shareholders in accordance with applicable Indian law, and if the dividend is in excess of 25.0% of the par value of our shares, we must obtain prior approval from the Reserve Bank of India.

ICICI has no preemptive or registration rights with respect to our shares and we have no agreement to issue any equity or debt securities to ICICI.

ICICI owns 46.0% of our equity shares. Under Indian law, no person holding shares in a banking company can vote more than 10.0% of such bank's outstanding equity shares. This means that while ICICI owns 46.0% of our equity shares, it can only vote 10.0% of our equity shares. Due to this voting restriction and the fact that no other shareholder except Deutsche Bank, as depositary for the ADS holders holding 13.6% of our underlying equity shares (whose voting rights are also restricted to 10.0%) owns 10.0% or more of our outstanding equity shares, ICICI effectively controls 16.6% of the voting power of our outstanding equity shares.

Our organizational documents permit ICICI to appoint up to one third of the members of our board, including the Executive Chairman and Managing Director of our board. Pursuant to this authority, ICICI has appointed two directors to our ten-member board of directors as at August 31, 2001. ICICI may also vote on the appointment of remaining members of our board of directors. Pursuant to our organizational documents, to convene a board meeting, one of the two ICICI directors on our board of directors must be present unless they waive this requirement in writing.

Ownership Considerations

We work closely with ICICI and, given its large equity interest in us, we believe that ICICI has an incentive to help us perform well. There is a possibility that ICICI may make business decisions which are to its advantage or the advantage of other group companies at our expense.

The issue of universal banking, which in the Indian context means combining commercial banks and long-term development financial institutions, has been discussed at length over the past few years. In its mid-term monetary and credit policy for fiscal 2000, its monetary and credit policy for fiscal 2001 and universal banking guidelines issued on April 28, 2001, the Reserve Bank of India announced that it would consider proposals from development financial institutions, like ICICI, who wish to transform themselves into banks on a case-by-case basis. As described in greater detail under "-General", as part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the reorganization of its holdings in its subsidiary companies.

Complementary Product Ranges

Traditionally, regulation in the banking and financial services sector in India segregated the offering of various products and services between commercial banks like us and financial institutions like ICICI. In recent years, some of these restrictions have been relaxed, and there is some overlap between the product offerings of ICICI and us, as described below. However, we believe that both of our product ranges remain largely complementary and enable the ICICI group to attract and retain customers by providing a complete range of financial products and services.

Corporate Lending

Both ICICI and we offer term loans and guarantees although we generally do not compete with each other to provide these services. Because ICICI has a significantly larger balance sheet than us and our funding sources are of a shorter term than those of ICICI, ICICI typically offers larger loans on a fixed rate basis with longer maturities, while we offer smaller loans on a floating rate basis with shorter maturities. We can offer documentary credits for all purposes while, under current authorization, ICICI can offer documentary credits only to customers having an available line of foreign currency credit with them, and only for import of capital goods. ICICI is not permitted to offer these products for the import of raw materials, which we can do.

Retail Lending

While ICICI does not offer credit cards, it does, together with its subsidiary, ICICI Home Finance Company Limited, offer retail asset products including auto loans and home mortgage loans which are marketed through its subsidiary, ICICI Personal Financial Services Limited. We offer credit cards, loans against time deposits and loans against shares for subscriptions to initial public offerings of Indian companies. We intend to increase our retail asset base during fiscal 2002 by offering personal loans to our "Power Pay" corporate payroll account customers.

Funding

ICICI is not permitted to offer banking products involving checking facilities including savings accounts, checking accounts, cash management services and time deposits of a maturity of less than one year. These products form our core funding base.

Treasury

Our foreign exchange treasury is a full-fledged authorized dealer while ICICI is permitted to deal only with regard to its underlying transactions. Our domestic treasury desk serves its customers independent of the ICICI desk.

Group Operating Strategy

In fiscal 1999, in an effort to improve client service and profitability, the ICICI group reorganized its corporate structure and created three client relationship groups-the Major Clients Group, the Growth Clients Group and the Personal Financial Services Group. These relationship groups have been successful in building strong client relationships and creating an effective interface for the entire ICICI group with the Indian corporates, enabling it to generate enhanced business with these clients.

With a view to further sharpen its customer-centric focus, ICICI has created a team of dedicated client bankers in May 2001, who can act as a source of superior value in helping clients meet all strategic objectives and thereby build lasting relationships. These client bankers-called the Client Relationship Group-will work together with credit teams-called the Credit Operations Group-built to capitalize on ICICI's strong framework for credit appraisal and execution of fund-based transactions. ICICI believes this framework, as practiced by its Credit Operations Group, creates optimal risk identification, allocation and mitigation and has been successful in minimizing residual risk in its business operations. To tap the business opportunities in public sector units, government and quasi-government agencies including municipal corporations, ICICI formed a dedicated Government and Institutional Group in May 2001. This new client coverage structure, created in May 2001, replaces two client relationship groups formed in fiscal 1999 (i.e., the Major Clients Group and the Growth Clients Group).

With effect from April 1, 2001, we have four client relationship groups, namely, the Agriculture Banking Group, the Small and Medium Enterprises Group, the Transaction Banking Group and the Corporate Banking Group in the place of the Major Clients Group and the Growth Clients Group. The Corporate Banking Group has 65 relationship and account managers. The relationship managers of the Corporate Banking Group identify the business opportunities for all medium and large sized corporates. The relationship managers provide for a one-point contact and head the total sales and relationship initiatives for all the business groups including the Small and Medium Enterprises Group, the Agriculture Group and the Transaction Banking Group. The account managers support the relationship managers for day to day interactions in the respective delivery/monitoring units. The relationship managers are also supported by product specialization knowledge from various groups who focus on the product and product improvements and customization. The main focus of the relationship managers is to market our products. In addition to the above, they cross sell the ICICI group products. The marketing efforts of the relationship managers in these groups have allowed us to increase our relationships with corporates.

The restructuring of ICICI group and us has enabled us to take advantage of ICICI's strong relationships with over 2,500 corporations in India to sell our products and services. These relationships have been particularly effective in helping us gain access to the larger corporations, as our balance sheet on a stand-alone basis would not have permitted us to take the large exposures that may be undertaken by ICICI given its large balance sheet capabilities. As described in greater detail below, in cases where ICICI and we both provide credit to the same customer, we appraise the customers' credit requirements separately and independently. On the basis of our credit analysis, pricing, portfolio exposure and other factors, we determine whether and to what extent we take an exposure. Our decision is independent of ICICI's credit approval and appraisal processes. There have been instances where ICICI has extended credit to a particular borrower and we have not.

We also seek to benefit from ICICI's corporate relationships in growing our retail business. We sell retail products to the employees of the ICICI group's corporate customers, including offering corporate customers our payroll deposit scheme for their employees.

The Personal Financial Services Group manages ICICI's retail business. ICICI's 3.5 million retail bondholders also present us with an opportunity for cross-selling a variety of products, including bank accounts, credit cards, depositary share accounts and, to a limited extent, retail loans.

Both our and the ICICI group's retail strategy is based on the offering of multiple products through multiple delivery channels to provide choice and convenience to customers. Offering the entire range of products and services through multiple channels also results in greater economies of scale. The channels are owned by different ICICI group companies. We own the bank branch channel and Infinity, the Internet banking channel, and ICICI Personal Financial Services owns the telephone banking call centers. We use the services of ICICI Personal Financial Services to offer telephone banking to our customers. For this purpose, we pay them on the basis of actual call volume. The ICICI centers, which are low-cost stand-alone offices acting as marketing and service centers, are owned by ICICI. Our credit card back-end processing operations are managed by ICICI Personal Financial Services. We pay ICICI Personal Financial Services on a cost plus 10.0% markup basis. See "Business — Retail Banking — Credit Cards" and "Note 21 to ICICI Bank's US GAAP Financial Statements".

To enable the pooling of talent and a compensation structure aligned to those of other information technology companies, the group decided to consolidate the technology teams from all group companies into one information technology company, ICICI Infotech Services Limited. ICICI Infotech now offers technology solutions to the entire ICICI group. We outsource our information technology requirements from ICICI Infotech, for which we pay service charges. We, however, own hardware and software used by us.

BUSINESS

Overview

We are a private sector commercial bank organized under the laws of India in 1994. We offer a wide range of banking products and services to corporate and retail customers through a variety of delivery channels. We believe our emphasis on providing value-added products and quality service which are responsive to the financial needs of our customers will allow us to continue to gain market share in our target customer markets. We are an affiliate company of ICICI Limited, one of the largest of all Indian financial institutions, banks and finance companies in terms of assets, a well-recognized brand in the Indian financial sector and the first Indian bank to list its securities on the New York Stock Exchange. In fiscal 2001, our net income was Rs. 1,308 million (US$ 28 million). At March 31, 2001, we had assets of Rs. 220 billion (US$ 4.7 billion) and stockholders' equity of Rs. 16.3 billion (US$ 3 million).

Our organization has three key activities: corporate banking, retail banking and treasury operations. In corporate banking, our primary goal is to build a strong asset portfolio consisting mainly of working capital and term loans to large, well-established Indian corporations as well as to select middle market companies in growth industries. We also seek to provide a wide variety of fee-based corporate products and services, like documentary credits, cash management services, cross-border trade services, standby letters of credit and treasury-based derivative products that help us increase our non-interest income. In building our corporate banking activities, we have capitalized on the strong relationships that ICICI enjoys with many of India's leading corporations. We intend to generate significant growth in revenues based on increased synergies with ICICI and its group of companies.

Our retail products and services include payroll accounts and other retail deposit products, online bill payment and remittance facilities, credit cards, debit cards, smart cards, depositary share accounts, retail loans against time deposits and loans against shares for subscriptions to initial public offerings. We have built a base of demand and time deposits with 3.2 million retail customer accounts at March 31, 2001. We offer our customers a choice of delivery channels including physical branches, ATMs, telephone banking call centers and the Internet. In recent years, we have expanded our physical delivery channels, including bank branches and ATMs, to cover a total of 510 locations in 237 centers throughout India at March 31, 2001.

Our treasury engages in domestic and foreign exchange operations. It seeks to manage our balance sheet, including by maintaining required regulatory reserves. In addition, our treasury seeks to optimize profits from our trading portfolio by taking advantage of market opportunities using funds acquired from the inter-bank markets and corporate deposits. Our trading portfolio includes our regulatory portfolio as there is no restriction on active management of our regulatory portfolio.

Since our inception in 1994, we have consistently used technology to differentiate our products and services from those of our competitors. For example, we were the first bank in India to offer Internet banking. Our technology-driven products also include electronic commerce-based business-to-business and business-to-consumer banking solutions, cash management services and mobile phone banking services. To support our technology initiatives, we have set up online real time transaction processing systems. We remain focused on changes in customer needs and technological advances and seek to remain at the forefront of electronic banking in India.

History

Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated in 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is 011-91-22-653-1414 and our web site address is www.icicibank.com. Our agent for service of process in the US is CT Corporation System and their address is 111 Eighth Avenue, 13th Floor, New York, New York, 10011.

We were formed in 1994 as a part of the ICICI group of companies. Our initial equity capital was contributed 75.0% by ICICI and 25.0% by SCICI Limited, a diversified finance and shipping finance lender of which ICICI owned 19.9% at December 1996. In December 1996, SCICI was merged into ICICI, and as a result, we became a wholly-owned subsidiary of ICICI. We have grown rapidly in size to become a leading player among the new private sector Indian banks. After our ADS offering in March 2000, ICICI held 62.2% of our equity shares.

Effective March 10, 2001, ICICI Bank acquired Bank of Madura, a 57-year-old private sector bank, in an all stock merger which was approved by our shareholders at an extraordinary general meeting held on January 19, 2001. ICICI Bank issued two of its equity shares, par value Rs. 10 per share, for every equity share, par value Rs. 10 per share, of Bank of Madura. The market value of the shares issued by us was Rs 3.7 billion (US$ 80 million). The fair value of the assets acquired by us on that date was Rs. 1.3 billion (US$ 27 million) and the fair value of the liabilities assumed by us was Rs. 39.1 billion (US$ 835 million). This acquisition has given us a larger balance sheet, extensive geographic reach and over 1.2 million new customer accounts. This acquisition has been accounted for under the purchase method of accounting. Accordingly, our income statement for fiscal 2001 includes the income and expenses of Bank of Madura from March 10, 2001, the effective date of the merger, to March 31, 2001 and our balance sheet at March 31, 2001 includes the assets and liabilities of Bank of Madura. . The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management based on information currently available and on current assumptions as to future operations.

In further compliance with the commercial bank licensing condition stipulated by the Reserve Bank of India regarding dilution of holdings in commercial banks by promoters, ICICI, which held 62.2% of our equity shares at March 31, 2000, divested, through sales in the Indian secondary markets to institutional investors, 8.8% of our equity shares during March 2001. At March 31, 2001, ICICI held 46.4% of our equity shares. During the first five months (April to August) of fiscal 2002, ICICI sold additional equity shares of ICICI Bank in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held 46.0% of our equity shares. In accordance with Section 4 of the Indian Companies Act, 1956, we ceased to be a subsidiary of ICICI as of March 22, 2001 and were accounted for under the equity method of accounting from April 1, 2000. We will however continue to be an important member of the ICICI group and will continue to work in a synergistic manner, with our 'arms length' relationship appropriately maintained. ICICI Bank has no subsidiaries. See "Relationship with the ICICI Group – Ownership Considerations" for a discussion of the regulatory situation in India that governs our relationship with ICICI.

The issue of universal banking, which in the Indian context means combining commercial banks and long-term development financial institutions, has been discussed at length over the past few years. In its monetary and credit policy for fiscal 2001 and universal banking guidelines issued on April 28, 2001, the Reserve Bank of India announced that it would consider proposals from development financial institutions, like ICICI, who wish to transform themselves into banks on a case-by-case basis. As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the reorganization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. Any corporate action resulting from these discussions would be subject to approval of the board of directors and shareholders of ICICI and ICICI Bank and necessary statutory and regulatory approvals including from the Reserve Bank of India and the government of India. At this stage, there can be no certainty that any definitive agreement will be reached or that such agreement will be approved by the relevant regulatory agencies.

Our Strategy

Our objective is to be the leading provider of banking products through technology driven distribution channels servicing a targeted group of corporate and retail customers.

To achieve our objective, the key elements of our strategy are to :

- increase our market share in corporate banking ;
- increase our share in international banking ;
- build a profitable retail franchise ;

- apply Internet-related technologies to existing product offerings and create new business opportunities on the Internet ;

- use technology to provide a multi-channel distribution network ;

- leverage the business potential of Bank of Madura branches ;

- fully utilize the advantage of strong linkages already established in rural areas by Bank of Madura branches for increasing our micro-credit lendings and achieving our social banking objectives ;

- enhance our recurring fee income ;

- emphasize conservative risk management practices to enhance our asset quality ; and

- leverage existing corporate clients to extend loans to their suppliers.

Increase Our Market Share in Corporate Banking

Our corporate lending products and services, consisting principally of working capital finance and term lending, have grown at a compound annual growth rate of 48.9% over the past three fiscal years. We expect that short-term finance will continue to represent a significant growth opportunity as the economy in India develops. Over the past few years, we have shifted our focus in favor of financing large, highly rated corporations, although we continue to seek to identify and gain market share in the new growth sectors of the Indian economy. Further, in all of our activities, we seek to be flexible and responsive to our clients needs, while at the same time seeking to maintain safeguards through conservative risk management practices. Our share in the Indian banking system's loan asset exposures as at March 31, 2001 was 1.92%, and our incremental share was 7.9%. Much of this growth was facilitated by increase in loan assets consequent upon acquisition of Bank of Madura by us.

We believe we can continue to expand our market presence by leveraging strong corporate relationships of the ICICI group, the effective use of technology, speedy response times, quality service and the provision of products and services designed to meet specific customer needs. The ICICI group enjoys strong financial ties with over 2,500 of India's leading corporations, mainly through long-term funding relationships. Together with other members of the ICICI group, we participate in joint marketing teams to provide a comprehensive range of long and short-term financial products to these corporate customers. As a result, ICICI group relationships have enabled us to significantly enhance our market share in short-term funding. We expect to continue to work closely with the ICICI group to harness synergies in the marketing of our complementary range of products and rapidly expand our asset base.

International Banking

The Bank has over the last few years built a large network of correspondent relationships across all major countries. Most of these countries have significant trade and other relationships with India. Given the network and reach, the Bank is capable of offering correspondent services to its counterparts in India. Accordingly, the Bank is focussing to capture a significant share of correspondent banking business from its relationships. The products offered include letters of credit advising and confirmation, issuance of stand by letters of credits/guarantees on behalf of its correspondent banks, payment services for remittances, Indian rupee account and clearing services.

Build a Profitable Retail Franchise

We believe the "ICICI" brand name is well established and one of the most respected names in the financial services business in India. We believe that this strength in brand identity, together with the ICICI group's strong corporate relationships and existing retail investor base, provides us with a unique opportunity to build a profitable retail franchise in India. At March 31, 2001, we had 3.2 million retail customer accounts and at July 31, 2001 we had more than four million retail customer accounts. Within India, we have a target market of 38 million households, consisting principally of professionals and high net worth individuals as well as select wage and salary earners. This market is supplemented by about 22 million non-resident Indians, a significant portion of whom are well educated and affluent and have strong links to family members in India. We believe our range of retail products will facilitate further penetration of the Indian retail consumer market.

We will continue to attract customers through innovative products such as "Power Pay", our direct deposit product that allows our corporate customers' employee salaries to be directly credited to special savings accounts, to significantly drive the growth in the number of savings accounts maintained with us.

We will continue to seek to provide our target market with a growing range of deposit, funds transfer, and retail banking products to meet their growing financial needs. We will continue to expand our range of retail savings products tailored to meet the needs of our customer base, such as foreign currency denominated accounts for non-resident Indians, as well as premium checking accounts for small businesses.

We believe the lack of strong mass market players in retail assets in India creates a significant growth opportunity for us. Our retail asset products at present are limited to credit cards, debit cards, smart cards, loans against time deposits and loans against shares for subscription to initial public offerings in India. We intend to increase our retail asset base during fiscal 2002 by offering personal loans to our "Power Pay" corporate payroll account customers. We will continue to broaden our range of retail products and services in an effort to gain market share among our target customer base.

Having invested significantly in developing an extensive distribution network, we plan to focus our efforts on delivering value to our customers through an integrated distribution network. We view customer relationship management as a discipline as well as a set of discrete software technologies which will help us focus on automating and improving the business processes associated with managing customer relationships in the areas of sales, marketing and customer service and support.

Apply Internet-Related Technologies to Existing Product Offerings and Create New Business Opportunities on the Internet

We believe that by developing Internet applications for our services, we can gain significant marketing and distribution advantages over our competitors. We also believe that through the Internet we can vertically integrate our product offerings, allowing customers, retailers, distributors, manufacturers and their suppliers access to our banking system. Lower costs from effective use of technology coupled with increased scale of operations should allow us to deliver greater value to our customers.

Accordingly, we were the first bank in India to introduce an Internet banking service and an Internet-based bills payment system, and even today are one among very few banks offering this service in India. We pioneered online business-to-business solutions in India by launching "i-payments", a payments tool connecting our customers with their suppliers and dealers. We offer online electronic payment facilities to our corporate customers and their suppliers and dealers as a closed user group using the Internet as the delivery platform. These product offerings have resulted in significant cost savings to our clients, allowing us to develop client loyalty while at the same time better understanding the needs of our clients. In all of our endeavors, we intend to use the Internet as a means of enhancing our accessibility and overall customer convenience and satisfaction.

Use Technology to Provide a Multi-Channel Distribution Network

As we have recently entered the banking sector, we have been able to use current technology to develop all our systems. We believe that product differentiation through multiple delivery channels has improved our ability to attract and retain customers, enabling us to achieve gains in market share. Accordingly, we have tried to provide products and services, using the Internet, ATMs and other technology to increase our service and attract and satisfy customers. Our use of online delivery channels offers added convenience for our customers while markedly reducing the cost of financial transactions and the need to have an extensive branch network. Our technology is expected to allow the customer access to any product through any delivery channel and thereby give the customer the option of choosing the most convenient channel. To further expand our ATM network, we have entered into alliances with petroleum companies, department stores and cyber cafes to provide ATMs at select high traffic locations. Our goal is to develop a cost efficient, highly effective distribution network, which ensures quality customer service.

Leveraging the Business Potential of Bank of Madura Branches

During fiscal 2001, we added 274 branches and 18 extension counters to our network of 81 branches and 16 extension counters as at March 31, 2000 taking the total number of branches to 355 branches and 34 extension counters as at March 31, 2001. Of these, we acquired 264 branches and 12 extension counters from Bank of Madura. We intend to tap the substantial business potential of these branches during fiscal 2002 by refurbishing the interiors of these branches, offering our wide variety of existing products to the customers of these branches and also by automating the operations at these branches, allowing the staff at these branches to have enough time to market our services to potential customers, resulting in volume growth in our business.

Fully Utilize the Advantages of Strong Linkages Already Established in Rural Areas by Bank of Madura Branches for Increasing our Micro-Credit Lendings and Achieving our Social Banking Objectives

Bank of Madura branches acquired by us in rural areas have built up strong linkages with micro-credit borrowers in their respective areas. With the help of these micro-credit borrower groups and the ones to be newly cultivated, we expect to achieve increased micro-credit lending, thereby achieving both business growth as well as our social banking objectives.

Enhance Our Recurring Fee Income

We will continue to seek to develop value-added products and services in an effort to enhance our market share and to increase our recurring fee income. Our fee and commission income has grown at a compounded annual growth rate of 67.4% since fiscal 1998, principally from issuing guarantees, documentary credits and similar instruments. We believe we were the second largest provider of cash management services in India and were among the market leaders in providing trust, retention and escrow account services at March 31, 2001. We have developed countrywide collection and payment mechanisms for rural and cooperative banks with limited geographic presence. We continue to seek to provide funds collection and transfer services to our clients and clients of the ICICI group. We also offer our customers depositary share accounts and direct sales of third party mutual funds and have entered into a customer referral arrangement with ICICI Prudential Life Insurance Company to distribute their life insurance products. A significant development in fiscal 2001 was our entry into the ATM acquiring business by joining the VISA Global Network in November 2000. We earn a fee on transactions executed by customers of other banks at our ATMs. Our Internet banking services include Money2India, our online remittance facility for non-resident Indians, which is already generating fee income. We also offer "i-payments", our business-to-business electronic commerce solution for corporate customers and electronic payment of utility bills for retail customers, which are presently free to increase customer acquisition. We provide all cross-border trade services to our customers. We believe these and other initiatives will enhance our recurring fee income in ways that are responsive to the needs of our customers.

Emphasize Conservative Risk Management Practices to Enhance Our Asset Quality

We believe conservative risk management policies, processes and controls are critical for our long-term success. While we will continue to extend credit to growth oriented companies with strong financial positions, we expect that our emphasis on lending primarily to higher rated credits and active management of older less creditworthy assets should help improve the risk profile of our loan portfolio. In connection with our credit card business, we have devised an internal credit scoring model and maintain strict monitoring of repayment patterns to minimize the risks associated with this business. Once we enter the auto loan and home mortgage loan market, we intend to apply the same rigor to credit evaluation standards for these products as we have applied to the credit evaluation standards for our current loan products.

We expect to build on our established credit risk management procedures, credit evaluation and rating methodology, credit risk pricing models, proprietary analytics and monitoring and control mechanisms.

Finally, we believe that our adoption of U.S. GAAP accounting including its stringent provisioning requirements embodies a more conservative approach to quantifying loan losses.

Leverage Existing Corporate Clients to Extend Loans to their Suppliers

To extend our reach to the growing small and medium enterprises sector without the accompanying high credit risks which are normally associated with advances to small and medium enterprises, we set up the Small and Medium Enterprises Group in May 2001. As its first initiative, this group will focus on supply chain financing, including the financing of selected suppliers of our existing corporate clients. Typically, the financing will be in the form of short-term revolving facilities with overdraft or bill discounting limits and will be extended only to carefully pre-selected suppliers to be used only for genuine transactions with our corporate client.

Our Principal Business Activities

Our principal business activities include corporate banking, retail banking and treasury operations. In corporate banking, we make working capital loans and term loans to our corporate borrowers, take deposits from corporate customers and provide a range of fee-based products and services. In retail banking, we take deposits from retail customers through multiple products and delivery channels and since January 2000, have begun to offer credit cards in addition to other retail loan products. The following table sets forth, for the periods indicated, the share of our corporate and retail banking deposits and loans in our total business:

	At March 31, 2000			At March 31, 2001		
	Corporate banking	Retail banking	Total	Corporate banking	Retail banking	Total
	(in Rs. billion, except percentages)					
Gross loans	46.2	1.5	47.7	91.4	4.9	96.3
% of total	96.7%	3.3%	100.0%	94.9%	5.1%	100.0%
Deposits	68.1	30.5	98.6	63.8	100.5	164.3
% of total	69.0%	31.0%	100.0%	38.8%	61.2%	100.0%

Our treasury manages our balance sheet, including by maintaining required regulatory reserves. In addition, our treasury seeks to optimize profits from our trading portfolio by taking advantage of market opportunities.

Corporate Banking

General

Our largest activity in terms of gross loans is our corporate banking operations. At March 31, 2001, corporate banking represented 94.9% of our gross loans and 38.8% of our deposits. This included the loans and deposits taken over from the Bank of Madura, which represented 13.6% of our gross loans and 3.2% of our deposits at year-end fiscal 2001.

Our key corporate banking products (including products of the Bank of Madura) include loan products and fee and commission-based products and services. Our principal loan products consist of working capital loans, including cash credit facilities (a revolving floating rate asset-backed overdraft facility) and bill discounting (a type of receivables financing), and term loans. Fee and commission-based products and services include documentary credits and standby letters of credit, forward contracts, interest and currency swaps, cash management services, trust and retention accounts, cross border trade services and payment services. Most of these fee and commission-based products and services provide recurring fees from each customer. We also take rupee or foreign currency deposits with fixed or floating interest bases from our corporate customers. Our deposit taking products include certificates of deposit, checking accounts and time deposits. We deliver our corporate banking products and services through a combination of physical branches, correspondent banking networks and the Internet.

We seek to differentiate ourselves from our competitors primarily by capitalizing on the relationships of the ICICI group and through speedy and efficient client servicing. We seek to achieve this through the effective use of technology, high quality staff, speedy decision-making and the provision of structured financial products meeting specific customer needs.

We provide our products and services to a wide range of private sector and public sector commercial and industrial corporations, including some of India's leading companies as well as growth-oriented, middle market commercial enterprises, traders and service providers and to the agricultural sector. In the first few years of our operations, due to our small balance sheet size, small to medium-sized middle market companies were our target customers. Over the past year as our balance sheet has grown, we have, consistent with our strategy of focusing on quality growth opportunities, concentrated on financing large, highly-rated corporations by taking advantage of the corporate relationships of the ICICI group. Of our 1,789 corporate customers at March 31, 2001, 547 were also ICICI customers, representing 44.3% of our loan portfolio.

Corporate Loan Products

Our corporate loan products are working capital finance and term loans. We offer a substantial portion of our corporate loans on a floating rate basis. For more details on our loan portfolio, see "— Loan Portfolio".

Working Capital Finance

Under working capital finance, we offer our corporate customers cash credit facilities and bill discounting. At March 31, 2001, gross working capital loans outstanding were Rs. 57.3 billion (US$ 1.2 billion), constituting 60.1% of our gross loan portfolio.

Cash Credit Facilities : Cash credit facilities are the most common form of working capital financing in India. Cash credit facilities are given to borrowers to finance the cash flow gap arising out of the time difference between the purchase of raw materials and the realization of sale proceeds. A cash credit facility is a revolving overdraft line of credit for meeting the working capital needs of companies and is generally backed by current assets like inventories and receivables. Under the cash credit facility, we provide a line of credit up to a pre-established amount based on the borrower's projected level of inventories, receivables and cash deficits. Within this limit, disbursements are made based on the actual level of inventories and receivables. A portion of the cash credit facility can also be made in the form of a demand loan. Cash credit facility is typically given to companies in the manufacturing, trading and service sectors on a floating interest rate basis. We earn interest on this facility on a quarterly basis, based on the daily outstanding amounts. The facility is generally given for a period of up to 18 months, with a review after 12 months. Our cash credit facility is generally fully secured with full recourse to the borrower. In most cases, we have a first lien on the borrower's current assets, which normally are inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets including real estate, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

Cash credit facilities are extended to borrowers by a single bank, multiple banks or a consortium of banks with a lead bank. The nature of the arrangement depends upon the amount of working capital financing required by the borrower, the risk profile of the borrower and the amount of loan exposure a single bank can take on the borrower. Though in the past we have extended cash credit facilities on our own, with our increased focus on more highly rated large corporations, we are increasingly participating in multiple bank and consortium arrangements. For a description of these arrangements, see "— Loan Portfolio — Collateral — Completion, Perfection and Enforcement". Regardless of the arrangement, we undertake our own due diligence and follow our credit risk policy to determine whether we should lend money to the borrower and, if so, the amount to be lent to the borrower. For more details on our credit risk procedures, see "— Risk Management — Credit Risk".

In cases where ICICI provides long-term loans for financing projects of corporations, we seek to provide, or participate in the consortium providing, working capital loans or the short-term portion of their working requirements. We appraise the customers' credit requirement separately and independently from ICICI.

Bill Discounting : Bill discounting involves the financing of short-term trade receivables through negotiable instruments. These negotiable instruments can then be discounted with other banks if required, providing us liquidity. In addition to traditional bill discounting, we also provide customized solutions to our corporate customers having large dealer networks. Loans are approved to dealers in the form of working capital lines of credit, based on analysis of dealer credit risk profiles. These dealer financing facilities help us to strengthen our relationships with our corporate customers and may be expanded into Internet-based corporate banking services.

Term Loans

Term loans are amortizing loans given typically for a period of between three and seven years for financing core working capital requirements and normal capital expenditures of small and medium-sized companies. Our term credits include rupee loans, foreign currency loans, lease financing and subscription to preferred stock. These products also include marketable instruments such as fixed rate and floating rate debentures. In the case of rupee and foreign currency loans and debentures, we generally have a security interest and first lien on all the fixed assets of the borrower. The security interest typically includes property, plant and equipment and other tangible assets of the borrower. We typically provide term loans of smaller size, generally up to Rs. 200 million (US$ 5 million), considering our liability profile, and refer larger loans to ICICI.

We had lease finance of Rs. 944 million (US$ 20 million) at March 31, 2001, representing 0.9% of our gross loans. In 1995-1996, we offered lease financing to a limited number of customers due to certain tax advantages to us from these transactions. We discontinued all of our lease finance activities in fiscal 1998 once the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "— Legal and Regulatory Proceedings". We acquired a portfolio of hire purchase business, which amounted to Rs. 8 million (US$ 177,161) at March 31, 2001, from Bank of Madura. We have extended fund based loans as well as stand by letters of credit facility to corporates outside India which are joint ventures and/or wholly-owned subsidiaries of Indian corporates. At March 31, 2001, the balance outstanding in respect of these loans was Rs. 951 million (US$ 20 million), representing approximately 0.9% of our total gross loan portfolio. At March 31, 2001, gross term loans outstanding, including the loans described in the previous paragraph, were Rs. 34.1 billion (US$ 728 million), constituting 35.4% of our gross loan portfolio.

Fee and Commission-Based Activities

Our fee and commission-based products and services include documentary credits, standby letters of credit, forward contracts, interest and currency swaps, cash management services, trust and retention accounts and payment services.

Documentary Credits

We provide documentary credit facilities to our working capital loan customers both for meeting their working capital needs as well as for capital equipment purchases. For working capital purposes, we issue documentary credits on behalf of our customers for the sourcing of their raw materials and stock inputs. Lines of credit for documentary credits and standby letters of credit are approved as part of a working capital loan package provided to a borrower. These facilities, like cash credit facilities, are generally given for a period up to 18 months, with review after 12 months. Typically, the line is drawn down on a revolving basis over the term of the facility, resulting in a fee payable to us at the time of each drawdown, based on the amount and term of the drawdown. A significant proportion of our documentary credits for capital equipment are issued on behalf of borrowers who also had taken term loans from ICICI.

We issue documentary credits on behalf of borrowers both for domestic and foreign purchases. Borrowers pay a fee to us based on the amount drawn down from the facility and the term of the facility. This facility is generally secured by the same collateral available for cash credit facilities. We generally also take collateral in the form of cash deposits from our borrowers before each drawdown of the facility.

At March 31, 2001, we had a portfolio of documentary credits of Rs. 12.9 billion (US$ 275 million).

Standby Letters of Credit

We provide standby letter of credit facilities, called guarantees in India, that can be drawn down any number of times up to the committed amount of the facility. We issue standby letters of credit on behalf of our borrowers in favor of corporations and government authorities inviting bids for projects, guaranteeing the performance of our borrowers. We also issue standby letters of credit as security for advance payments made to our borrowers by project authorities and for deferral of and exemption from the payment of import duties granted to our borrowers by the government against fulfillment of certain export obligations by our borrowers. The term of these standby letters of credit is generally up to 18 months. This facility is generally secured by collateral similar to that of documentary credits.

At March 31, 2001, we had a portfolio of standby letters of credit of Rs. 13.5 billion (US$ 288 million).

Forward Contracts and Interest and Currency Swaps

We provide forward contracts to our customers for hedging their short-term exchange rate risk on foreign currency denominated receivables and payables. We generally provide this facility for a term of up to six months and occasionally up to 12 months. We also offer interest rate and currency swaps to our customers for hedging their medium and long-term risks due to interest rate and currency exchange rate movements. We offer these swaps for a period ranging from three to 10 years. Our customers pay a commission to us for this product that is included in the price of the product and is dependent upon market conditions. We also hedge our own exchange rate risk related to our foreign currency trading portfolio with products from banking counterparties.

At March 31, 2001, we had a portfolio of outstanding forward contracts of Rs. 78.2 billion (US$ 1.7 billion) and a portfolio of interest and currency swaps of Rs. 11.3 billion (US$ 241 million).

Cash Management Services

Under cash management services, we offer our corporate clients custom-made payment and remittance services allowing them to reduce the time period between collections and remittances, thereby streamlining their cash flows. Our cash management products include physical check-based clearing in locations where settlement systems are not uniform, electronic clearing services, central pooling of country-wide collections, dividend and interest remittance services and Internet-based payment products. We believe we were the second largest provider of cash management services in India at March 31, 2001. We also provide cash management services to ICICI. Our customers including ICICI pay a fee to us for these services based on the volume of the transaction, the location of the check collection center and speed of delivery.

The total amount handled under cash management services was Rs. 1,005.0 billion (US$ 21.5 billion) for fiscal 2001, resulting in fee income of Rs. 248 million (US$ 5 million). At March 31, 2001, we had 292 cash management service customers. ICICI paid us Rs. 30 million (US$ 640,342) for fiscal 2001 for these services provided to it by us.

Trust and Retention Accounts

We offer trust and retention account facilities to lenders in limited and non-recourse project finance transactions who typically require the setting up of trust and retention accounts as part of the project financing structure and our customers include power and telecommunications companies. This service enables us to capture the receivables of the project on behalf of the lenders and channel the cash flows in a pre-determined manner. We also offer escrow account facilities for securitization and merger and acquisition transactions. Our customers pay a negotiated fee to us for this product based on the complexity of the structure and the level of monitoring involved in the transaction.

We actively provide these services and use the strengths of ICICI, as a leading project financier in the country to obtain customers for these services. We believe that we are the market leader in providing these services in India, with about 230 accounts. The cash flows managed under this product during fiscal 2001 were about Rs. 27.0 billion (US$ 576 million).

Payment Services

We offer online electronic payment facilities through our corporate Internet banking platform to our corporate customers and their suppliers and dealers as a closed user group, where the entire group is required to maintain bank accounts with us. We use the Internet as the delivery platform for this business-to-business electronic commerce product, which we call "i-payments". Under this service, all payments from our corporate customers to their suppliers and payments from the dealers to our corporate customers are made electronically. This service offers a high level of convenience since no physical instruments are required, all transactions are done online and the information may be viewed on the Internet. This product can be customized to meet the specific requirements of individual customers. We do not charge a fee for this service, as it results in large low-cost funds for short durations in checking accounts of customers, that we invest profitably.

At March 31, 2001, there were 389 corporates on our corporate Internet banking platform. Many of these corporations have come to us as a result of our relationship with members of the ICICI group. A few of these corporates are also using the platform for making payment/receiving collections from their channel partners. Based on these statistics, we believe that, based on ICICI's corporate relationship base of over 2,500 customers, we have the potential to grow to service a much larger number of small, medium and large corporate users over the next few years.

Other Corporate Banking Activities

International Banking Business

We provide a wide range of cross-border banking services from 25 of our branches spread across the country. Our international business services include foreign currency loans for imports and exports, documentary credits, standby letters of credit and collection and funds transfer services. All these branches are connected directly to the Society for Worldwide Inter-Bank Financial Telecommunication network (SWIFT), to quickly facilitate transactions. We also have correspondent arrangements with over 145 international banks covering all major countries with which India has trade relationships. These arrangements facilitate the execution of cross border transactions including letters of credit and funds transfers. We also provide travel-related services to our corporate customers including money changing, sale and cashing of travelers' checks and foreign currency remittances to international travel destinations. Our customers pay fees to us for substantially all of these products and services.

Treasury Products

We provide liquidity management services to our corporate customers to enable them to invest their short-term cash surpluses in a variety of short-term treasury and deposit-based instruments, including treasury bills, commercial paper and certificates of deposit. These products allow our customers to earn income on their short-term cash surpluses since deposits for periods of less than 15 days (seven days in respect of deposits over Rs. 1.5 million with effect from April 19, 2001) are non-interest-bearing pursuant to the Reserve Bank of India regulations. We also facilitate the holding of foreign currency accounts. Our target customers for these products are large public and private sector companies, provident funds and high net worth individuals.

Products for Other Banks

Various cooperative banks and rural banks in India are limited to specific regions or states of India. These banks need relationships with banks present in most of the large cities in India to be able to service the needs of their customers for country-wide collection and payment. We have developed customized products and solutions for cooperative banks. Although we do not charge a fee for these products, they result in large amounts being maintained with us in non-interest-bearing current accounts that we can invest profitably.

Small and Medium Enterprises Business

To extend our reach to the growing small and medium enterprises sector without the accompanying high credit risks which are normally associated with advances to small and medium enterprises, we have set up the Small and Medium Enterprises Group in May 2001. As its first initiative, this group will focus on supply chain financing, including the financing of selected suppliers of our existing corporate clients. Typically, the financing will be in the form of short-term revolving facilities with overdraft or bill discounting limits and will be extended only to carefully pre-selected suppliers to be used only for genuine transactions with our corporate client. Already, our Small and Medium Enterprises Group has a base of 25 corporate relationships and 600 supplier relationships. In the next year, besides increasing this base, the group intends to introduce a portal for small and medium enterprises offering a host of "lifecycle" products to our small and medium enterprise clients. Other initiatives include innovative products such as business cards and cash management products for small and medium enterprises. This group will be progressively moving to a fee-based revenue model rather than asset-driven growth.

Corporate Loan Pricing

We price our corporate loans over our prime lending rate based on four factors:

- our internal credit rating of the company;

- the nature of the banking arrangement (either a single bank, multiple bank or consortium arrangement);

- the collateral available; and

- market conditions.

Our current credit approval process generally requires a minimum credit rating of A—. For a description of our credit rating system, see "— Risk Management — Credit Risk".

Our Asset-Liability Management Committee fixes prime lending rates based on yield curve factors, such as interest rate and inflation rate expectations, as well as the market demand for loans of a certain term and our cost of funds. Working capital financing is usually contracted at rates linked to the prime lending rate for maturities over 365 days. The prime lending rates relevant to other maturities are used for short-term bill discounting products.

We have three prime lending rates linked to the term of the loan. At March 31, 2001, our prime lending rates per annum were as follows:

Term	Prime lending rate
Up to 90 days	9.75%
91 days to 364 days	11.00
365 days and over	13.50

Under the existing Reserve Bank of India regulations, loan exposures through corporate debt instruments and bill discounting are not subject to the prime lending rate regulations. Banks can lend at an interest rate below their prime lending rates when delivery is through these products. Subsequent to March 31, 2001, the Reserve Bank of India has further liberalized the interest rate regime by allowing banks the freedom to lend below their respective prime lending rates pursuant to their internally approved guidelines. This is expected to place private sector banks at an advantage and they will be able to compete for the business of blue chip corporates by quoting below their prime lending rates.

One of our competitive advantages in the corporate banking industry is our speed of delivery. We are generally able to preliminarily approve credit requests within two business days since we study the borrower and its credit rating well in advance of our marketing efforts. The formal credit approval process, including due diligence, generally takes about three to four weeks to complete. We believe this is a key factor in giving us a substantive competitive advantage and enabling us to charge a premium in pricing over many of our competitors.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending is comprised of priority sector lending, export credit and housing finance.

Priority Sector Lending

The Reserve Bank of India has established guidelines requiring banks to lend 40.0% of their net bank credit (total domestic loans less marketable debt instruments and certain exemptions permitted by the Reserve Bank of India from time to time) to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries and small businesses. Out of the 40.0%, we are required to lend a minimum of 18.0% of our net bank credit to the agriculture sector and the balance to certain specified sectors, including small scale industries (defined as manufacturing, processing and services businesses with a limit on investment in plant and machinery of Rs. 10 million), small businesses, including retail merchants, professional and other self employed persons and road and water transport operators and to specified state financial corporations and state industrial development corporations.

The following table sets forth, for the periods indicated, our priority sector loans broken down by type of borrower.

	At March 31,					2001	% of net bank credit at March 31, 2001
	1997	1998	1999	2000	2001		
	(in millions, except percentages)						
Small scale industries.......	Rs. 1,860	Rs. 2,753	Rs. 3,510	Rs. 5,958	Rs. 5,592	US$ 119	8.6%
Others including small businesses..................	231	513	1,959	2,662	10,354	221	15.9
Agricultural sector............	252	501	675	1,520	7,096	151	10.9
Total	Rs. 2,343	Rs. 3,767	Rs. 6,144	Rs. 10,140	Rs. 23,042	US$ 491	35.4%

We are required to comply with the priority sector lending requirements at the end of each fiscal year. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to five years and carry interest rates lower than market rates. These deposits also satisfy part of our priority sector requirement.

At March 31, 2001, our priority sector loans were Rs. 23.0 billion (US$ 491 million), constituting 35.4% of net bank credit. This led to a shortfall of Rs. 3.0 billion (US$ 64 million) in our priority sector lending. The Reserve Bank of India requires us to deposit the shortfall in the National Bank for Agriculture and Rural Development when it makes a demand on us. At March 31, 2001, this bank had taken deposits of only Rs. 870 million (US$ 19 million) from us. We believe that a large number of Indian commercial banks have had a shortfall in meeting their priority sector lending requirements.

Export Credit

As part of directed lending, the Reserve Bank of India also requires us to make loans to exporters at concessional rates of interest. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At the end of our fiscal year, 12.0% of our net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of our priority sector lending requirement. The Reserve Bank of India provides export refinancing for an eligible portion of total outstanding export loans at a the bank rate prevailing in India from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2001, our export credit was Rs. 6.9 billion (US$ 148 million), constituting 9.8% of our net bank credit.

Housing Finance

The Reserve Bank of India requires us to lend up to 3.0% of our incremental deposits in the previous fiscal year for housing finance. This can be in the form of home loans to individuals or investments in the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India. At March 31, 2001, our housing finance was Rs. 2.9 billion (US$ 62 million). This basically represents the housing loans taken over from Bank of Madura.

Corporate Deposits

We take deposits from our corporate clients with terms ranging from 15 days (seven days in respect of deposits over Rs. 1.5 million with effect from April 19, 2001) to seven years but predominantly from 15 days to one year. We routinely provide interest quotes for deposits in excess of Rs. 10 million on a daily basis (uncommon in India), based on rates in the inter-bank term money market and other money market instruments such as treasury bills and commercial papers. The Reserve Bank of India regulates the term of deposits in India but not the interest rates with some minor exceptions. We are not permitted to pay interest for periods less than seven days. Also, pursuant to the current regulations, we are permitted to vary the interest rates on our corporate deposits based upon the size range of the deposit so long as the rates offered are the same for every customer of a deposit of a certain size range on a given day. Corporate deposits include funds taken by us from large public sector corporations, government organizations, other banks and large private sector companies. Corporate deposits totaled Rs. 63.8 billion (US$ 1.4 billion) at March 31, 2001, constituting 38.8% of our total deposits and 31.3% of total liabilities at March 31, 2001.

We offer a variety of deposit services to our corporate customers. We take rupee or foreign currency denominated deposits with fixed or floating interest. Our deposit products for corporations include:

- current accounts — non-interest-bearing demand deposits;

- time deposits — fixed term deposits that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

- certificates of deposit — a higher cost type of time deposit.

The following table sets forth, for the periods indicated, our corporate deposits by product.

	At March 31,						% of total at March 31,
	1997	1998	1999	2000	2001	2001	2001
	(in millions, except percentages)						
Current accounts-banks	Rs. 34	Rs. 37	Rs. 74	Rs. 854	Rs. 909	US$ 19	1.4%
Current accounts-others......	2,990	3,345	5,162	14,090	19,992	427	31.4
Time deposits-banks	945	2,586	13,140	15,335	20,900	446	32.8
Time deposits-others...........	4,036	9,917	25,883	37,434	21,400	457	33.5
Certificates of deposits	1,335	3,169	1,330	377	553	12	0.9
Total	Rs. 9,340	Rs. 19,054	Rs. 45,589	Rs. 68,090	Rs. 63,754	US$ 1,361	100.0%

The following table sets forth, for the periods indicated, our corporate deposits by type of customer.

	At March 31,						% of total at March 31,
	1997	1998	1999	2000	2001	2001	2001
	(in millions, except percentages)						
Banks....................................	Rs. 978	Rs. 2,623	Rs. 13,214	Rs. 16,389	Rs. 21,809	US$ 465	34.2%
Corporations	8,063	14,384	28,297	50,212	38,509	822	60.4
Others(1)...............................	299	2,047	4,078	1,489	3,436	74	5.4
Total	Rs. 9,340	Rs. 19,054	Rs. 45,589	Rs. 68,090	Rs. 63,754	US$ 1,361	100.0%

_____

(1) Others include government agencies, charitable trusts, cooperatives, non-profit organizations and universities.

The following table sets forth, for the period indicated, the maturity profile of our rupee term deposits (including deposits of banks) of Rs. 10 million (US$ 213,447) or more:

	At March 31, 2001		% of total deposits
	(in millions, except percentages)		
Less than three months..	Rs. 16,499	US$ 352	10.1%
Above three months and less than six months.............................	2,169	46	1.3
Above six months and less than twelve months..........................	4,412	94	2.7
More than twelve months	1,605	34	0.9
Total deposits of Rs. 10 million and more...................................	Rs. 24,685	US$ 526	15.0%

ICICI is one of our deposit customers. At March 31, 2001, we had Rs. 1.8 billion (US$ 38 million) of current deposits and Rs. 3.1 billion (US$ 66 million) of time deposits from ICICI. We do not pay interest on these current deposits and we pay interest on these time deposits at rates which we pay all other time deposit customers.

We market corporate deposits from all our corporate branches, some of our retail branches and directly from our corporate office. We continue to be bankers to the market offerings of select companies on account of raising of equity or debt, buy back of equity and for acquisition of equity on account of takeovers. These companies are required to maintain the subscription funds with the bankers to the offering until the allotment of shares/buy back of shares and the refund of excess subscription is completed. This process generally takes about 15 to 30 days, resulting in short-term deposits with us. This has resulted in significant growth in our corporate deposits. We also act as bankers to corporates for their dividend pay out to their shareholders, which results in mobilizing interest-free, float balances to us. We believe our management of our corporate deposit customers as well as our ability to offer competitive rates on large deposits significantly reduces the volatility in our corporate deposit base.

The growth in corporate deposits has been supplemented by our "anywhere banking service", which allows multi-locational corporations in India to receive cash inflows and make payments in various cities by maintaining one central pooling account.

Our other corporate deposit products are:

- inter-bank call rate-linked floating rate deposits; and

- payout of interest and dividend checks issued to investors and bondholders by corporations.

Client Coverage

We believe that the Indian market for working capital products is approximately Rs. 2.9 trillion (US$ 61.9 billion). We are focusing our corporate marketing efforts on increasing our market share in this segment. We believe that the ICICI group's existing corporate relationships provides us with an opportunity to provide working capital products to large companies and high growth middle market customers and increase our fee income.

In fiscal 1999, in an effort to improve corporate client service and profitability, the ICICI group reorganized its corporate structure and created two corporate client relationship groups, the Major Clients Group and the Growth Clients Group. In fiscal 1999, 2000 and 2001, the Major Clients Group and the Growth Clients Group were responsible for offering the full range of the ICICI group's products and services to its clients with an emphasis on cross-selling and the generation of fee income.

We worked with the Major Clients Group to offer various corporate banking products and services to the top 150 Indian corporations to further the ICICI group's objective to function as a universal bank. The Major Clients Group was made up of a team of client bankers, taken from ICICI, ICICI Securities and Finance Company Limited and us. The Major Clients Group sought to build on existing relationships and also focused on bringing into the ICICI group portfolio new multinational corporations and large profitable public sector corporations. We had four of our employees working as part of the Major Clients Group during fiscal 2001.

The Growth Clients Group focused on middle market companies. The Growth Clients Group was made up of a team of client bankers, from ICICI and us and geographically dispersed among ICICI's offices across India. Over the past several years, the middle market segment has grown rapidly, particularly in the areas of information technology, automobile components, consumer goods and pharmaceuticals, and traditionally has had less access to financing compared to our major clients. We expect that continued growth among middle market companies will result in greater demand in the volume and type of financial products and services. We believe that rapid growth in the middle market segment offers us a significant opportunity to provide a wide variety of lending and fee-based banking products, including a substantial number of working capital lines of credit. Our internal estimates indicate that there are over 7,000 middle market companies in India, of which approximately 1,300 are believed to meet our benchmark credit risk rating of A— or above. The Growth Clients Group sought to identify and build relationships with these middle market clients and build upon existing client relationships to facilitate a broader distribution of our products. The Growth Clients Group initially targeted approximately 800 of these companies, mainly for our loan and deposit products. This group also sought to provide other products and services, including our cash management services. We had 16 of our employees working as a part of the Growth Clients Group at their various locations during fiscal 2001.

With a view to further sharpen its customer-centric focus, ICICI has created a team of dedicated client bankers in May 2001, who can act as a source of superior value in helping clients meet all strategic objectives and thereby build lasting relationships. These client bankers- called the Client Relationship Group-will work together with credit teams-called the Credit Operations Group-built to capitalize on ICICI's strong framework for credit appraisal and execution of fund-based transactions. ICICI believes this framework, as practiced by its Credit Operations Group, creates optimal risk identification, allocation and mitigation and has been successful in minimizing residual risk in its business operations. To tap the business opportunities in public sector units, government and quasi-government agencies including municipal corporations, ICICI formed a dedicated Government and Institutional Group in May 2001. This new client coverage structure, created in May 2001, replaces two client relationship groups formed in fiscal 1999 (i.e., the Major Clients Group and the Growth Clients Group).

With effect from April 1, 2001, we created four new client relationship groups to take the place of ICICI group's Major Clients Group and Growth Clients Group, namely, the Agriculture Banking Group, the Small and Medium Enterprises Group, the Transaction Banking Group and the Corporate Banking Group.

The Corporate Banking Group has 65 relationship and account managers. The relationship managers of the Corporate Banking Group identify the business opportunities for all medium and large sized corporates. The relationship managers provide for a one-point contact and head the total sales and relationship initiatives for all the business groups including the Small and Medium Enterprises Group, the Agriculture Group and the Transaction Banking Group.

The account managers support the relationship managers for day to day interactions in the respective delivery/monitoring units. The relationship managers are also supported by product specialization knowledge from various groups who focus on the product and product improvements and customization. The main focus of the relationship managers is to market our products. In addition to the above, they cross sell the ICICI group products.

Like the ICICI group's old client relationship groups, its new client relationship groups, including the four new client relationship groups at ICICI Bank, are comprised of relationship managers, who represent the entire ICICI group and include members of our staff who participate in these client relationship groups and are responsible for marketing our products and services as well as the products and services of the ICICI group to corporate customers. The basic principles of coverage followed by relationship managers include:

- further enhancing the ICICI group's strong customer relationships;

- focusing on a well-defined list of high priority clients;

- responding to clients' needs by marketing those products best suited to their specific circumstances;

- increasing the ICICI group's share of clients' total banking requirements;

- serving the client needs effectively and proactively;

- cross-selling the ICICI group's products to improve client profitability; and

- facilitating a quick roll-out of new products for the ICICI group.

The group has structured the cross-selling process as follows:

- the relationship managers from our company and ICICI make joint marketing calls to targeted corporations to offer the entire range of the group's products and services;

- products and services accepted by the targeted customer are then independently processed and delivered to the customer by the appropriate ICICI group company; and

- fee and interest income accrue to the company that processes and delivers the products or services. These amounts are collected directly from the customer.

Cross-selling is also initiated by our branch managers and operating officers, who interact with the corporate customer on a regular basis for operating and maintaining its various cash credit accounts. They also visit the customer's offices, factories or warehouses periodically. Business opportunities identified are conveyed to our representatives, ICICI group relationship managers and to other ICICI group companies.

We believe that we have benefited significantly from this joint marketing relationship. While we had 191 common customers with ICICI at March 31, 2000, we had 547 common customers at March 31, 2001, representing 44.3% of our loan portfolio at March 31, 2001. These customers have largely been top tier Indian corporations and improved the credit quality while significantly increasing the size of our loan portfolio. We have also been able to increase fee income from providing cash management services, documentary credits and stand-by letters of credit and trust and retention account services to many of these clients.

While marketing and relationship functions are undertaken along with ICICI, the processes of credit appraisal, approval and monitoring are independent activities done by us. Exposures are governed by the policy framework prescribed by our board of directors. For a discussion of our credit approval process, see "— Risk Management — Credit Risk".

Delivery Channels

Branch Network

We deliver our corporate banking services primarily through our corporate banking network, which at March 31, 2001 consisted of 11 branches out of our total 355 branches (including branches of Bank of Madura) spread across India. After review of the size of our business and the potential of each of our branches, we reclassified 14 of our corporate banking branches as retail branches beginning fiscal 2001. All of our corporate branches are located in cities among the top 55 cities throughout all of India's states in terms of gross bank credit. The corporate banking unit at our head office in Mumbai assists and supervises these branches in the offering of new products, marketing initiatives and credit administration. In order to provide quality service to clients, our corporate branches work in close coordination with the ICICI group's relationship managers.

Correspondent Banking Networks

We have correspondent banking relationships with commercial and cooperative banks in India with large physical branch networks to offer a broader coverage for our funds transfers and remittance related products. As a result of our correspondent banking associations, we provide remittance and cash management services at over 1,750 locations in India.

Retail Banking

General

Retail banking deposit accounts represented 61.2% of our deposits at March 31, 2001 compared to 31.0% at March 31, 2000. Our rapidly expanding retail franchise was augmented by the acquisition of Bank of Madura. We intend to continue to grow our retail deposits for funding purposes since retail deposits are a good source of low cost, stable funds. We intend to increase our retail asset base during fiscal 2002 by offering personal loans to our "Power Pay" corporate payroll account customers.

Retail deposits constituted approximately Rs. 6.7 trillion or 78.4% of total bank deposits in India at March 31, 2001. Traditional players in the Indian banking sector include nationalized banks and foreign banks. While the nationalized banks have a large branch network, we believe that the advantages arising from this network are largely negated by over-staffing, the high cost of physical infrastructure and poor customer service. Foreign banks have mainly concentrated on the high net worth segment. Their expansion has been restricted by branch licensing requirements that make it difficult for them to expand their presence. As a recent entrant in the market, we do not have to support unprofitable branches and can open branches in locations with growth potential and, more importantly, use technology to enhance the accessibility of our products and services to customers and to offer a higher level of service than generally available in the market.

Based on consumer research, we have decided to make the transition from being mere gatherers of deposits to managers of the entire balance sheet of our retail customers. We have decided to address all of the five basic financial needs of our customers, namely transactions, credit, investment vehicles, investment advice and insurance protection. Banks in India have traditionally focused on meeting their customers' needs for transactions, credit and investment vehicles (mainly through deposits). We have decided to develop our competency to meet each of these needs, either by ourselves or through strategic alliances with other financial service providers. We intend to increase product choice by complementing in-house investment products with a quality-screened selection of third party investment products. We are also in the process of establishing investment advisory services and have entered into a customer referral arrangement with ICICI Prudential Life Insurance Company to distribute their life insurance products. We have adopted a focused approach by targeting a limited sub-segment of about six million households based on a variety of parameters including residence in selected urban areas. We believe that this sub-segment is underserved and represents an extremely attractive business opportunity for us. Further, we expect our target market to experience continued growth in line with the growth of the Indian economy. Non-resident Indians are another important target market segment for us given their relative affluence and strong links to family members in India.

Retail Deposits

Our retail deposit products include the following:

- time deposits including:

  – recurring deposits, which are periodic deposits of a fixed amount over a fixed term that accrue interest at a fixed rate and may be withdrawn before maturity by paying penalties; and

  – certificates of deposit;

- savings accounts, which are demand deposits that accrue interest at a fixed rate set by the Reserve Bank of India (currently 4.0% per annum) and upon which checks can be drawn; and

- current accounts, which are non-interest-bearing demand deposits.

In addition to deposits from Indian residents, we accept time and savings deposits from non-resident Indians, foreign nationals of Indian origin and foreign nationals working in India. These deposits are accepted on a repatriable and a non-repatriable basis and are maintained in rupees and select foreign currencies.

The following table sets forth, for the periods indicated, our retail deposits.

	At March 31,					
	1999		2000		2001	
	(in millions)					
Retail deposits	Rs. 15,140	Rs. 30,570	Rs.	100,500	US$	2,145

The following table sets forth, for the period indicated the number of retail deposit accounts and the balance outstanding by type of deposit.

	At March 31, 2001				
	Balance outstanding		% of total	Number of accounts	% of total
	(in millions, except percentages and number of accounts)				
Current accounts	Rs. 5,470	US$ 116.76	5.4%	75,452	2.3%
Savings accounts	18,786	400.98	18.7	1,657,653	51.4
Time deposits	76,244	1,627.40	75.9	1,494,409	46.3
Total retail deposits	Rs. 100,500	US$ 2,145.14	100.0%	3,227,514	100.0%

The following table sets forth, for the periods indicated, the amount of retail deposits outstanding by type of account holder.

	At March 31,							% of total at March 31, 2001
	1999		2000		2001			
	(in millions, except percentages)							
Individuals	Rs	12,590	Rs.	25,800	Rs.	86,280	US$ 1,841	85.8%
Clubs and associations		610		1,310		2,380	51	2.4
Partnership and proprietorship concerns		1,120		2,020		4,990	107	4.9
Cooperatives and trusts		820		1,440		3,430	73	3.5
Others (1)		-		-		3,420	73	3.4
Total retail deposits	Rs.	15,140	Rs.	30,570	Rs.	100,500	US$ 2,145	100.0%

_____

(1) Includes deposits under "Business Multiplier", a high value current account product (mobilized on account of retail initiatives).

The following table sets forth, for the periods indicated, the amount of retail deposits outstanding by type of product.

	At March 31,							% of total at March 31, 2001
	1999		2000		2001			
Non-resident Indian deposits	Rs.	2,805	Rs.	5,380	Rs.	14,240	US$ 304	14.2%
Quantum Optima		2,240		7,160		27,130	579	27.0
Power Pay		780		2,780		9,550	204	9.5
Others(1)		9,315		15,250		49,580	1,058	49.3
Total retail deposits	Rs.	15,140	Rs.	30,570	Rs.	100,500	US$ 2,145	100.0%

_____

(1) Includes all other time deposits and current and savings accounts.

For a description of the Reserve Bank of India regulations applicable to deposits in India and required deposit insurance, see "Supervision and Regulation — Regulations Relating to Deposits" and "— Insurance of Deposits".

In addition to our conventional deposit products, we offer a variety of special value-added products and services which enable the customer to maximize returns as well as convenience.

Power Pay

In September 1996, we introduced "Power Pay", a direct deposit product for a select group of our corporate customers, to help them streamline their salary payment systems. At March 31, 2001, over 3,500 corporate clients were using Power Pay, which allows their employees' salaries to be directly credited to a special savings account established for this purpose. Direct deposit of paychecks is unusual in India and provides us with a competitive advantage as these new payroll account holders often open other accounts with us, including time deposits and subscribe to our credit card services.

To enhance the attractiveness of Power Pay, we have added several features to the savings accounts maintained by these employees including:

- automatic overdraft up to 50.0% of monthly salary;

- free remittance facility up to Rs. 25,000;

- depositary share accounts; and

- relaxing the requirement to maintain a quarterly average balance of Rs. 5,000.

At March 31, 2001, we have over 629,000 "Power Pay" accounts, constituting 19.5% of our total retail deposits. Our share of "Power Pay" accounts opened during fiscal 2001 as a percentage of new savings accounts opened during fiscal 2001 was 21.0%. We aim to deliver value to corporates and their employees by offering end-to-end financial solutions from salary processing through strategic alliances, offering payment services through checks, debit and credit cards as well as on line bill payment, in-house as well as third party investment vehicles and tax services which facilitate on line generation and offline filing of tax returns through our network of branches.

Quantum Optima

Quantum Optima is a savings account product that offers the customer liquidity as well as high returns. This product provides automatic transfer of idle balances from savings accounts to time deposits in units of Rs. 5,000, resulting in higher yields. Whenever there is a shortfall in the customer's savings accounts, deposits are transferred back from the fixed deposit account, automatically in units of Rs. 1,000 to meet the shortfall.

Business Multiplier Account

We launched our Business Multiplier current account product in July 2000 to meet the needs of the small business segment. In addition to conventional banking facilities, this account offers a multi-city checking account facility, anywhere banking facility, free cash transfer remittance facility, free Internet banking, cash pick-up and delivery, pick-up of checks and documents and a sweep facility to automatically transfer any excess balance in their current account to a time deposit.

bank@campus

In March 2000, we launched a savings account called "bank@campus" targeted specifically at students. The product was initially launched in Mumbai and by fiscal 2001, it had been extended to other major student centers across the country. The target market for this product are students who are pursuing graduate and post graduate studies in universities and institutes across India. The product features offered are a debit card, Internet banking, phone banking and a supplementary credit card. We are also in the process of tying up with educational institutions to offer payment of fees through our online and offline channels.

Kid-e-bank

In May 2000, we launched a focused product for children in the age group of 5-12 years. This product seeks to encourage the habit of savings in the child at an early age. This is an Internet-enabled account. The kid-e-bank site not only allows the child to do banking online, but also allows the child to learn about the history of money, get educational inputs and have access to fun and entertainment. The site exposes the child to e-commerce transactions at an early age. This product was initially launched in Mumbai and thereafter extended to the rest of the country. This product is the first of its kind in the Indian market.

ICICI Select

To ensure that our high net-worth clients are offered services in line with their relationship with us, we have introduced ICICI Select, a priority-banking product. This service is aimed at customers with a relationship size in excess of Rs.1 million and has been introduced in all major centers across the country. ICICI Select aims at making banking more convenient, personalized and effortless and includes an entire range of benefits, such as a personal relationship manager, special priority banking zones, enhanced access to financial channels and credit card and debit card facilities. These clients are also offered financial benefits, including lower interest rates on loans, free funds transfer and waivers on specific fee charges.

Bureau de Change

We launched "bureau de change" in April 2001. The objective of this service is to cater to all travel-related foreign exchange needs, be it business travel or leisure travel for, among others, "Power Pay" customers, high net worth individuals and students. This service has been launched in Mumbai, Pune, Ahmedabad, Bangalore and Hyderabad. As an authorized foreign exchange dealer, we offer services, such as providing internationally valid travellers' checks issued by Thomas Cook and American Express in all major currencies.

Internet Banking Services

Infinity

In October 1997, we launched Infinity, India's first Internet banking service. In September 1999, we introduced an online account opening facility for non-resident Indians. We believe that the increasing number of Internet users, the demographic characteristics of those users and the relative flexibility and convenience of Internet banking provides an opportunity for us to capitalize on our experience in this area and gain market share in the retail banking sector.

The number of our Internet banking customers has increased from 110,000 at March 31, 2000 to approximately 550,000 at March 31, 2001 and 711,690 at August 31, 2001. We believe that the expected increase in Internet usage will accelerate business-to-business and business-to-consumer transactions, which will ensure our deposit growth through this channel.

We currently offer the following services to our customers:

- access to online account information ;

- transaction tracking ;

- instantaneous transfer of funds between accounts of the customer ;

- transfer of funds to any other account in our bank ;

- placement of time deposits ;

- secure e-mail facility for communications with an accounts manager ; and

- cheque book and stop payment requests ;

- online generation of income tax return ;

- investment in mutual funds and government of India relief bonds ;

- online payment of purchases made at select shopping malls ; and

- bill payments using ICICI Bank credit cards or by debit to savings account.

We expect Internet banking services to be a value differentiator and attract new customers from our target segment.

Online Bill Payment

On August 15, 1999, we became the first Indian company to introduce utility bill payments through the Internet. We now have tie-ups with leading telecommunication companies like Mahanagar Telephone Nigam Limited (MTNL), Bharat Sanchar Nigam Limited (BSNL) Chennai, BSNL Bangalore, Tata Teleservices, state electricity companies like Maharashtra State Electricity Board (MSEB), Internet service providers like Videsh Sanchar Nigam Limited (VSNL) and Satyam, insurance companies like Life Insurance Corporation of India and cellular operators like BPL Mobile, Tata Cellular and Usha Martin. We have also tied up with some religious and social institutions like Tirupati Thirumala Devasthanam and Child Relief and You for online donations. In addition, we have tied up with shopping malls for online payment, including Satyam, Rediff, Fabmart and Easybuy music. We are currently offering this service free to our customers with the intention of building a base of users, based on cost sharing arrangements with most of these companies where we either charge the company a fixed fee per bill or the company maintains a balance with us before the funds are used by the company resulting in short-term deposits with us. In the future, we expect this facility to be a source of fee income from the companies and the customers who use the service. We have also introduced a bill receipt module, which allows the customer to receive the bill online.

ICICI Bank Munshi - Personal Finance Manager

ICICI Bank Munshi (I-Munshi) is an Internet-based software program positioned as a personal finance manager. It is offered as a value add-on to our customers. It was launched on April 19, 2001.

There are four choices of products available depending on the individual's requirements, all of which are fee generating products. I-Munshi offers the following financial services to the retail customer:

- taxation ;

- accounting ; and

- investment.

The product performs services like calculating tax liability, creating balance sheet and cash flow statements and maintaining portfolio details. It also enables the customer to generate his tax returns online and file them offline at designated ICICI Bank branches.

Money2India Remittance Facility

For easy transfer of funds to India, we offer Money2India, a wire transfer remittance facility with a web interface. Non-resident Indians can send money to over 173 locations in India. Neither the customer nor the beneficiary needs to have an account with us, and the remittance can be tracked on the web from origin to destination. This facility was launched in October 1999. We charge a fee for this service except where the customer sends funds to his accounts with us, or if the beneficiary has a bank account with us.

We have introduced a "Check Lock Box" facility for our non-resident Indian customers living in the United States. They can send dollar checks drawn on their bank in the US, to a post office box in the US. The check is then collected by our US correspondent, Chase Manhattan Bank, and sent for clearing. On receipt of funds, our account is credited and we then pass on credit to the customer account in India.

Sawal Jawab — An Online Information Service

In order to invest in India, non-resident Indians often require information relating to financial and tax matters. To meet this need, we have introduced a free information service called "Sawal Jawab". This service allows non-resident Indians to post any query related to investment opportunities in India, Indian tax laws, banking and other related issues on the Internet. Our consultant, who is an expert in the field, replies to these queries and the reply is posted on our web site.

Web Brokering

ICICI launched web brokering services through its wholly owned subsidiary, ICICI Web Trade Limited, in April 2000. This service involves the online integration of a customer's various accounts with the ICICI group, including depositary share accounts with ICICI, bank accounts with us and securities brokerage accounts with ICICI Web Trade. This service has assisted us in our efforts to acquire new customers and low cost savings deposits as each e-broking customer is required to open a bank account. Web broking has also enhanced customer retention and provided opportunities to earn fee income by cross-selling other products like loans against shares for subscriptions to initial public offerings.

Credit Cards

In January 2000, we launched our credit cards by offering a VISA branded credit card. At March 31, 2001, we had expanded our credit card operations to 20 cities across the country and had issued 217,023 cards.

We believe that:

- our credit card, business will be one of our core retail products and will help us attract and retain customers and generate interest and fee income;

- the low penetration of credit cards in India presents us with a significant business opportunity;

- while foreign banks today dominate the Indian credit card market, a significant segment of the Indian population prefers to deal with an Indian financial services provider; and

- our credit cards will facilitate the expansion of our retail banking activities and the ongoing development of our retail customer database with information on spending patterns, repayment patterns and credit histories.

The management of our credit card issuance, billing and other operations have been outsourced to ICICI Personal Financial Services, a subsidiary of ICICI. ICICI Personal Financial Services manages these operations on the basis of guidelines approved by us. A comprehensive credit and operations policy has been laid down for processing card applications and transactions. Credit approval is done by ICICI Personal Financial Services employees seconded to us, on the basis of a variety of factors determined by us including the demographic profile of the applicant, stability of earnings and the nature of employment. Physical verification of the applicant's details, such as residence, office location and the documents submitted by the applicant, is carried out to ensure that only genuine applications are accepted. Card issue, transaction processing and customer servicing are also carried out by ICICI Personal Financial Services.

We have devised an internal credit-scoring model and maintain strict monitoring of repayment patterns to minimize the risks associated with this business. There are no credit bureaus in India, but we are working closely with Visa International to develop our fraud and risk management policies. An in-house fraud unit has been set up to detect, control and manage frauds. We have also set up a 24 hour, seven day authorization unit which enables us to track spending patterns of card holders and trigger alerts. Our Vision Plus software system has an elaborate delinquency management functionality, which we believe will enable us to actively follow up on delinquent customers. Portfolio quality will be maintained with the help of advanced technology to deliver timely information and analytics.

We are one among a few Indian banks to provide credit card account information through the Internet. Our cardholders have the convenience of applying for their card, accessing card-related information, viewing their statement, checking their balance and making payments online. Another innovation of our credit cards is the flexibility of the cardholder to set different spending limits on supplementary cards. This enables customers to control the spending of their supplementary cardholders.

We offer three credit card products targeted at different customer segments.

True Blue. Positioned as an entry level offering, the True Blue card is a value for money card. Targeted at the mass market, the card is competitively priced with an application fee of Rs. 100 and an annual fee of Rs. 300. Interest is charged on the amount rolled-over to the next month at 2.95% per month. The credit limit is a function of the monthly income of the cardholder and is subject to a maximum limit.

Sterling Silver. This credit card is a family offering with a free supplementary card, along with comprehensive insurance benefits for both primary as well as supplementary card members. Targeted at the upwardly mobile customer, this card is available at an application fee of Rs. 150 and an annual fee of Rs. 600. Interest is charged on the amount rolled-over to the next month at 2.5% per month. The credit limit is subject to a maximum limit. During the course of fiscal 2001, the Sterling Silver card was converted into an International card.

Solid Gold. The Solid Gold credit card is presently offered at a special invitation price comprising an application fee of Rs. 300 and an annual fee of Rs. 1,200. This credit card is also accepted globally and can be used both within and outside India. Interest is charged on the amount rolled-over to the next month at 2.5% per month. The credit limit is subject to a maximum limit based on the cardholder's income. This globally accepted card offers additional comprehensive travel insurance, as well as a Global One Calling Card, which enables the holder to make telephone calls while traveling abroad.

Customers do not need to have either a bank account or collateral securities with us to obtain a credit card. For customers with a bank account with us, we have the right to offset any delinquencies in the credit card account against balances in the bank account.

Portfolio Investment Scheme (PINS)

We are one of the banks designated by the Reserve Bank of India to issue approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges. Pursuant to this scheme of the Reserve Bank of India, these investors can trade on the Indian stock exchanges within a prescribed limit by obtaining an approval from a designated bank and by routing all the transactions through that bank. We report all such transactions to the Reserve Bank of India as a designated bank. We also help these investors with regulatory compliance, such as ensuring delivery based trading and limit monitoring and providing tax calculations.

Debit Cards

We launched an international debit card, branded as *ICICINCash*, in January 2001. The card was launched in association with VISA International on its popular VISA Electron signature based platform. Our main aim behind the launch of debit cards is to provide a greater choice of payment solutions to customers. It provides customers a safer and convenient alternative to carrying cash both locally and internationally.

The *ICICINCash* debit card enables direct deductions of the purchase amount from the customer's account from any of 11 million VISA merchant establishments and ATMs around the world.

Since its launch in January 2001, the debit cards base has grown to 10,000 at March 31, 2001. ICICI Bank is using a mixture of branch sales and direct marketing tools to change its existing ATM cardholder base into Debit cardholders.

Smart Cards

Smart cards, though a relatively new technology, have found a variety of applications, such as customer loyalty management, access control management and after sales service management. We have undertaken two smart card pilot projects – the first at Infosys Campus in Bangalore and the second at Manipal Academy of Higher Education (MAHE), Manipal. Both these smart card projects employ the e-purse technology, that is, the smart cards are stored-value cards. However, in the MAHE project, the smart cards are also used as identification devices within the campus.

Retail Loan Products

Our retail loans were 5.1% of our gross loans at March 31, 2001. We offer credit cards, loans against time deposits and loans against shares for subscriptions to initial public offerings of Indian companies. We intend to increase our retail asset base during fiscal 2002 by offering personal loans to our "Power Pay" corporate payroll account customers. For more details on our loan portfolio, see "— Loan Portfolio".

Other Fee-Based Products and Services

Mutual Fund Sales

We have entered into arrangements with select mutual funds to distribute their products through our branches and our web site, for which we earn up-front and back-end commissions. We believe that due to the growing popularity of mutual funds in India, this service has the potential to generate increased fee income and strengthen customer relationships.

Depositary Share Accounts

The Securities and Exchange Board of India has made it mandatory for the 10 largest stock exchanges of the country to settle securities transactions in a dematerialized mode. ICICI is a depositary participant of the National Securities Depository Limited, one of the two depositories in the country. We have a tie-up with ICICI to offer depositary services to its customers through our branches. Through this tie-up, we facilitate execution of transactions, conversion of physical securities into electronic form and dividend distribution.

Government of India Relief Bond Sales

We have been permitted by the Reserve Bank of India to sell government of India relief bonds. This includes the receipt of applications for relief bonds, the issue of relief bonds in the form of bond ledger accounts and the servicing and repayment of these bonds. Relief bonds are sold across all of our branches. Interest earned on relief bonds is tax free and is hence a good investment avenue for many high net worth individuals. We propose to cash in on this potential by effectively distributing relief bonds through our distribution network and earn fee income in the process.

Life Insurance

The Insurance Regulatory and Development Authority Bill has been passed by the Indian Parliament. On August 5, 2000, the government of India permitted banks to enter the insurance sector by formally specifying insurance as a form of business that could be undertaken by them under the Banking Regulation Act, 1949. Under the Reserve Bank of India guidelines, every bank planning to enter the insurance sector will have to seek approval from the Reserve Bank of India.

From August 16, 2000, the Insurance Regulatory and Development Authority started accepting applications for licenses in the domestic life and non-life insurance sector from the private sector, ending the monopoly of state-owned insurance companies.

ICICI has signed a memorandum of understanding with Prudential Insurance plc., UK for entering the life insurance business. Since then ICICI Prudential Life Insurance Company has been set up. We have entered into a marketing agreement with ICICI Prudential Life Insurance Company to distribute their life insurance products. We expect that we will not underwrite any insurance and our income will be based on fees earned from policies distributed by us.

Distribution Channels

We deliver our retail products and services through a variety of distribution outlets, ranging from traditional bank branches to ATMs and the Internet. We believe that India's vast geography necessitates a variety of distribution channels to best serve our customers' needs. As part of our strategy to migrate customers to lower cost electronic delivery channels, we have made significant investments in channels such as ATMs, call centers and the Internet. Transactions conducted through electronic channels constituted 53.0% of total transactions by our retail banking customers for the quarter ending June 30, 2001 compared to just 9.0% for the quarter ending June 30, 2000. The success of our channel migration effort has helped not just in reducing cost, but also in enhancing customer satisfaction levels by providing them round the clock transaction and servicing assistance.

The key components of our distribution network are described below.

Branches

At March 31, 2001, we had a network of 355 branches (including 11 corporate branches and 39 small and medium enterprise branches) and 34 extension counters in 237 centers across several Indian states at year-end fiscal 2001, an increase of 274 branches and 18 extension counters over last year. This was primarily due to the addition of 264 branches pursuant to the merger of Bank of Madura with ICICI Bank effective March 10, 2001. Out of the 355 branches at year-end fiscal 2001, 177 branches (153 branches of Bank of Madura) were present in semi-urban or rural areas in India. Extension counters are small offices primarily within office buildings or on factory premises, that provides commercial banking services. We believe that we have achieved the basic geographical spread of our branch network and now propose to concentrate on consolidating the branch network in the top eight metropolitan cities of India. Based on the data on dispersion of households falling within our target segment, we believe that the eight metropolitan cities of India offer maximum potential for retail banking. Prior to opening a branch, we conduct a detailed study in which we assess the deposit potential of the area. Our branch locations are largely leased rather than owned. We have centralized our back office operations at regional processing centers, which is expected to reduce the number of employees required at the branch office, enabling us to create a more efficient branch network. For a description of our regional processing centers, see "— Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Operational Controls and Procedures in Regional Processing Centers".

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000. A rural area is defined as a center with a population of less than 10,000. The population figures relate to the 1991 census. We have adhered to this requirement as shown in the table below. The majority of these branches are located in suburbs of large cities, and some of these branches are located in areas where large corporations have their manufacturing facilities.

The following table sets forth, for the period indicated, the number of branches broken down by area.

	At March 31, 2001	
	Number of branches	% of total
Metropolitan/urban……………..	178	50.2%
Semi-urban/rural ………………	177	49.8
Total …………………………..	355	100.0%

Automated Teller Machines (ATMs)

We have the largest network of ATMs in the country. Of the 510 ATMs we operated at March 31, 2001, 145 were located at our branches and extension counters. The remaining 365 were located at the offices of select corporate clients, large residential developments, airports and on major roads in metropolitan cities. At March 31, 2001, we had 1,303,182 ATM cardholders. Currently, we fund the acquisition of new ATMs. This is different from fiscal 2000 where a substantial portion of the ATMs was leased from ICICI.

In fiscal 2002, we plan to set up more ATMs in the semi urban and rural areas. These ATMs will typically be installed in former Bank of Madura branches. We also plan to add more functionalities to our ATM network.

Our ATMs also acquire VISA/VISA Plus/VISA Electron transactions. The transaction volumes on our network has grown substantially, with an average of 150,000 transactions per day, out of which VISA transactions are around 1,500 per day.

By the end of fiscal 2002, we intend to expand our ATM network to about 800 ATMs. The capital expenditure required to complete this expansion project is approximately Rs. 2 million per new ATM.

Internet

We believe that many of our corporate and retail customers demand Internet banking services as a convenient and cost effective means of conducting financial transactions. We offer online banking services through our web site.

Market Potential of the Internet in India. In India, the delivery of banking products has traditionally been through large physical branch networks. Rapid developments in telecommunications and the Internet are helping banks augment their physical channels. Internet banking is relatively new in India and we believe that the market for Internet banking services is underdeveloped.

High costs of Internet access and an inadequate telecommunications infrastructure inhibited the growth of the Internet in India. With the liberalization of the telecommunications sector and the entry of private Internet service providers, the quality of infrastructure has improved. The International Data Corporation predicted in 1999 that the number of Internet users in India will grow from approximately 0.8 million in 1999 to 4.5 million in 2002 and 12.3 million by 2005. At present, there are 1,800,000 Internet subscribers in India.

At December 31, 2001, there were 5 million personal computers in India, most of which were in the corporate segment. High telecommunications charges and high Internet access fees charged by service providers make Internet access from homes expensive. Although the penetration of personal computers is not widespread in India, other means of Internet access are gradually being developed. Cyber cafes providing Internet access to the public are opening up in many parts of the country and have the potential to be an important distribution channel in the future since customers can access the Internet by paying only for actual Internet usage. Also, India has about 37 million homes having access to cable television. The introduction of set-top boxes, which enable Internet access through cable television, is expected to increase the number of people having access to the Internet and to promote its reach in India. We expect that in India the increase in Internet usage will be driven by cyber-cafes and cable television.

We use online banner advertising with other Internet service providers and leading Indian Internet sites like samachar.com, rediff.com, and indiatimes.com.

Call Centers

Call centers currently provide telephone-banking services to customers through our physical call centers situated at Bangalore, Chandigarh, Hyderabad, Jaipur, Kolkata, Mumbai and New Delhi . In addition to the above, our call center services are available in 30 more locations. At these locations, there is no physical call center, but a router is present which diverts all incoming calls from that location to one of the physical call centers.

The process of centralizing all inbound calls to the Mumbai call center has been initiated and 90.0% of the calls are now being handled at the centralized call center in Mumbai that functions 24 hours a day and 365 days a year. The call centers are managed by ICICI Personal Financial Services. We pay ICICI Personal Financial Services on the basis of the call volume.

At March 31, 2001, 180,450 customers had registered for telephone banking services. The call centers receive approximately 23,000 contacts (letters, calls and emails) per day.

Sales Network

The Reserve Bank of India has prohibited banks from using external agents to sell liability products. Hence we have developed our own sales force by employing sales personnel on a contract basis. We continue to use direct marketing agents for our retail asset products. Though our cross selling efforts are executed primarily through our bank branches, we have developed a network of brokers and sub-brokers to market our third-party products.

Mobile Phone Banking

We launched mobile phone banking in Mumbai and New Delhi in March 2000. In fiscal 2001, we extended this service to Coimbatore, Goa, Hyderabad, Kochi, Nagpur, Nashik, Pune and a host of other cities. This will enable our savings account and credit card customers to view their account details on their mobile phone. In June 2000, we introduced wireless application protocol based technology to provide our customers with greater functionality.

Treasury

Through our treasury operations, we seek to manage our balance sheet including the maintenance of required regulatory reserves and to optimize profits from our trading portfolio by taking advantage of market opportunities using funds acquired from the inter-bank markets and corporate deposits. Our trading portfolio includes our regulatory portfolio, as there is no restriction on active management of our regulatory portfolio.

Effective March 10, 2001, we acquired Bank of Madura through an all stock merger. The acquisition has been accounted for under the purchase method of accounting and accordingly the investment portfolio of Bank of Madura was acquired by us at fair value. These investments have been classified into three categories based upon management's intention at the time of acquisition: securities held to maturity, trading account securities and securities available for sale.

General

Due to regulatory requirements, a substantial portion of our trading portfolio consists of government of India securities. At March 31, 2001, government of India securities represented 75.1% of our trading portfolio while the remainder included domestic debt and equity securities and foreign currency assets.

Under the Reserve Bank of India's statutory liquidity ratio requirement, we are required to maintain 25.0% of our total demand and time liabilities by way of approved securities, such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively trade to optimize the yield and benefit from price movements to increase our trading income from this portfolio.

Under the Reserve Bank of India's cash reserve ratio requirements, as revised with effect from May 19, 2001, we are required to maintain 7.5% of our demand and time liabilities in a current account with the Reserve Bank of India. The Reserve Bank of India pays no interest on these cash reserves up to 3.0% of the net demand and time liabilities and pays 6.0% on the remaining eligible balance. In calculating the cash reserve ratio requirement, we exclude the following liabilities from demand and time liabilities:

- inter-bank liabilities;

- liabilities to primary dealers;

- deposits from non-resident Indians, both repatriable and non-repatriable deposits;

- foreign currency deposits from non-resident Indians; and

- refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

For further discussion of these regulatory reserves, see "Supervision and Regulation — Legal Reserve Requirements".

As part of our treasury activities, we maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currencies. We have a limited equity portfolio because the Reserve Bank of India restricts our investment in equity securities to 5.0% of the total outstanding domestic loan portfolio as on March 31 of the previous year.

Our treasury engages in domestic and foreign exchange operations from a centralized trading floor in Mumbai. We believe that our dealing room is one of the best in India in terms of technological capability and skills. The infrastructure includes the latest voice systems and electronic dealing terminals with access to real time market information feeds. We are upgrading our decision support systems.

The treasury has access to the ICICI group's research teams that regularly track the debt, equity and currency markets. This helps us to respond quickly to capitalize on market opportunities.

The treasury consists of two parts, domestic treasury and foreign exchange treasury. At March 31, 2001, our domestic treasury represented 87.8% of our treasury assets and our foreign exchange treasury represented 12.2% of our treasury assets.

Domestic Treasury

Our domestic treasury manages our liquidity and regulatory reserves with an objective of optimizing yield on our investment portfolio. It undertakes transactions in both fixed income securities and equity securities. Our trading portfolio consists mainly of fixed income securities. At March 31, 2001, fixed income securities were 99.3% of our trading portfolio.

Our investment policy, approved by our board of directors, was instituted in June 1994 and is updated periodically, the latest revision being effected from April 26, 2001. This investment policy sets out the broad guidelines for transactions in securities and incorporates the various regulatory requirements. These guidelines include several checks on risk, including a duration limit, holding period limits and stop-loss limits. Our investment policy vests the Investment Committee, dealers and other officers with different levels of authority for investment decisions. For a more complete description of our investment policy, see "— Risk Management — Quantitative and Qualitative Disclosures About Market Risk — Market Risk Management Procedures".

Liquidity management involves maintaining an optimum level of liquidity and complying with the cash reserve ratio. The objective is to ensure the smooth functioning of all our branches and at the same time avoid the holding of excessive cash. Our domestic treasury maintains a balance between interest-earning liquid assets and cash to optimize earnings.

Reserve management involves maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio.

Our securities are classified into three categories, securities held to maturity, available for sale securities and trading securities. Trading securities constitute about 20-25.0% of our portfolio. The following table sets forth, for the periods indicated, certain information related to our trading portfolio.

	At March 31,			
	1999	2000	2001	
	(in millions)			
Government of India securities	Rs. 14,449	Rs. 26,903	Rs. 14,055	US$ 300
Equity securities	198	90	-	-
Debentures	-	-	1,808	39
Bonds	-	-	2,348	50
Revaluation gains on derivative and foreign exchange contracts	-	309	127	3
Mutual funds units	-	779	-	-
Commercial paper and certificates of deposit	750	147	387	8
Total	Rs. 15,397	Rs. 28,228	Rs. 18,725	US$ 400

The following table sets forth, for the periods indicated, certain information related to interest and dividends on trading securities, net gain from the sale of these securities and unrealized gain/(loss) on these securities.

	Year ended March 31,							
	1999		2000		2001			
	(in millions)							
Interest and dividends	Rs.	2,247	Rs.	3,073	Rs.	2,833	US$	61
Gain on sale of trading securities		111		936		769		16
Unrealized gain/(loss) on trading securities		23		(79)		(167)		(4)
Total	Rs.	2,381	Rs.	3,930	Rs.	3,435	US$	73

In addition to trading securities, we also hold available for sale securities, primarily corporate debt securities. The following tables set forth, for the periods indicated, certain information related to our available for sale securities.

	At March 31,							
	1999				2000			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in millions)							
Corporate debt securities	Rs. 2,860	Rs —	Rs. —	Rs. 2,860	Rs. 2,540	Rs. 53	Rs. (19)	Rs. 2,574
Government of India securities	775	50	—	825	914	89	—	1,003
Total debt securities	3,635	50	—	3,685	3,454	142	(19)	3,577
Mutual fund securities	266	12	—	278	1,146	—	(14)	1,132
Total	Rs. 3,901	Rs. 62	Rs. —	Rs. 3,963	Rs. 4,600	Rs. 142	Rs. (33)	Rs. 4,709

	At March 31, 2001				
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	
			(in millions)		
Corporate debt securities ..	Rs. 6,057	Rs. 210	Rs. (27)	Rs. 6,240	US$ 133
Government of India securities	15,765	302	(7)	16,061	343
Total debt securities	21,822	512	(34)	22,301	476
Mutual fund securities	2,513	4	(142)	2,375	51
Others..............................	111			111	2
Total...............................	Rs.24,446	Rs. 516	Rs. (176)	Rs. 24,787	US$ 529

The following table sets forth, for the period indicated, an analysis of the maturity profile of our investments in corporate debt securities classified as available for sale securities and the yields thereon.

	At March 31, 2001							
	Up to one year		One to five years		Five to ten years		More than ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(in millions)				
Corporate debt securities	Rs. 1,849	10.01%	Rs. 3,876	11.69%	Rs. 452	12.18%	Rs. 63	13.19%
Government of India securities	Rs. 5,971	11.40%	Rs. 7,095	9.96%	Rs. 2,798	11.86%	Rs. 197	11.42%
Total interest-earning securities	Rs. 7,820	11.07%	Rs.10,971	10.57%	Rs. 3,250	11.90%	Rs. 260	11.85%
Total amortized cost.............	Rs. 7,798		Rs.10,580		Rs. 3,184		Rs. 260	
Total market value	7,820		10,971		3,250		260	

Foreign Exchange Treasury

Our foreign exchange treasury manages our foreign currency exposures, offers foreign exchange and risk hedging derivative products to our customers and engages in proprietary trading of currencies.

The foreign exchange treasury tracks balances on a real time basis to optimize the yield on funds across all currencies, using foreign exchange swaps and short-term deposits with correspondent banks.

We deal in 18 major foreign currencies and we take deposits from non-resident Indians in three major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages its portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. We also use a value at risk model to monitor our spot positions.

Customer Foreign Exchange

We provide customer specific products and services and risk hedging solutions in 18 currencies to meet the trade and service-related requirements of our corporate clients. The products and services offered include:

- spot foreign exchange for the conversion of foreign currencies without any value restrictions;

- forward foreign exchange for hedging future receivables and payables, without any value restriction, up to a maximum period of three years; and

- foreign exchange and interest rate derivatives for hedging long-term exposures.

We earn commissions on these products and services from our corporate customers.

Proprietary Trading in Currencies

We are active in the proprietary trading of currencies and are among the few Indian banks to be approved by the Reserve Bank of India to initiate cross currency positions abroad. Our trading is focused on US dollar, the Euro, the Japanese yen and the UK pound sterling. The average monthly inter-bank volumes for fiscal 2001 was US$ 4.2 billion, up from US$ 3.3 billion in fiscal 2000.

The following table sets forth, for the periods indicated, our growth in trading volume in various segments of our foreign exchange operations.

	Year ended March 31,			
	1999	**2000**	**2001**	
	(in billions, except number of currencies and nostro accounts)			
Trading volume:				
Inter-bank	Rs. 898.7	Rs.1,402.7	Rs.2,349.6	US$ 50.1
Merchants	57.4	129.8	294.7	6.3
Total trading volume	Rs. 956.1	Rs.1,532.5	Rs.2,643.3	US$ 56.4
Size of foreign currency book	Rs. 86.6	Rs. 190.8[1]	Rs. 187.6	US$ 4.0
Number of currencies	15	15	18	
Number of nostro accounts	20	22	56	

_____

(1) Includes Rs. 7.6 billion (US$ 175 million) of proceeds raised from our ADS offering in March 2000.

Funding

Our funding operations are designed to ensure both stability of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 61.2% of total deposits at March 31, 2001. Corporate customers are the other source of deposits and represented 38.8% of total deposits at March 31, 2001. We expect retail deposits, which provide a stable source of funds, to account for a still greater share of deposits in the future as a result of our improved market presence. We constantly monitor our funding strategy with a view to minimizing funding costs and matching maturities with our loan portfolio.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits based on daily balances and the percentage composition by each category of deposits. The average cost (interest expense divided by average of daily balances) for each category of deposits is provided in the footnotes.

	Year ended March 31,					
	1999		**2000**		**2001**	
	Amount	**% of total**	**Amount**	**% of total**	**Amount**	**% of total**
	(in millions except percentages)					
Non-interest-bearing demand deposits	Rs. 3,539	9.0%	Rs. 7,428	11.0%	Rs. 12,505	13.4%
Savings deposits(1)	1,569	4.0	3,530	5.3	8,598	9.2
Time deposits(2)	34,347	87.0	56,351	83.7	72,411	77.4
Total	Rs.39,455	100.0%	Rs. 67,309	100.0%	Rs. 93,514	100.0%

_____

(1) With an average cost of 3.44% in fiscal 1999, 3.34% in fiscal 2000 and 2.83% in fiscal 2001.

(2) With an average cost of 10.64% in fiscal 1999, 10.06% in fiscal 2000 and 9.69% in fiscal 2001

For a breakdown of our corporate deposits, see "— Corporate Banking — Corporate Deposits", and for a breakdown of our retail deposits, see " — Retail Banking — Deposits".

Short-Term Borrowings

The following table sets forth for the periods indicated, certain information related to our short-term rupee borrowings from banks, primary dealers and financial institutions, excluding deposits.

		Year ended March 31,				
		1999		2000		2001
		(in millions, except percentages)				
Period end balance(1)	Rs.	325	Rs.	4,109	Rs.	9,507
Average balance during the period(2)		2,193		5,264		8,268
Maximum month-end balance		3,968		9,710		10,293
Average interest rate during the period(3)		10.31%		11.84%		10.97%
Average interest at period end(4)		10.64		7.37		9.35

_____

(1) Short-term borrowings include trading liabilities, such as borrowings in the call market and repurchase agreements.

(2) Average of daily balances outstanding.

(3) Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.

(4) Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Other Sources of Funds

We also obtain funds from the issuance of subordinated debt securities. In May 1998, we issued Rs. 1.0 billion of subordinated debt due August 2003, in January 1999, we issued Rs. 680 million of subordinated debt due April 2006 and in July 2001, we issued an additional Rs. 2.3 billion (US$ 49 million) of subordinated debt due April 2007. This debt is classified as Tier 2 capital in calculating our capital adequacy ratio. Under the Reserve Bank of India's capital adequacy requirements, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0% effective March 31, 2000, at least half of which must be Tier 1 capital. Total subordinated debt classified, as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. For a discussion of our capital adequacy ratios, see "Operating and Financial Review and Prospects — Capital".

Loan Portfolio

At March 31, 2001, our gross loan portfolio, which includes our holdings of corporate debt instruments and preferred stock, was Rs. 96.3 billion (US$ 2.1 billion) and represented approximately 1,500 loans outstanding. Corporate debt instruments and preferred stock amounted to Rs. 23.6 billion (US$ 504 million) at March 31, 2001, or 24.5 % of our gross loans. Very little trading exists in these corporate debt securities, but we believe that as the secondary debt markets in India become more active, lenders will be able to more easily sell these corporate debt securities, thereby allowing for better management of mismatches in the maturity of assets and liabilities and providing additional liquidity. Almost all of our loans are to Indian borrowers.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group.

							At March 31,					
	1997		1998		1999		2000		2001			
	(in millions)											
Working capital	Rs.	6,705	Rs.	9,256	Rs.	17,508	Rs.	31,576	Rs.	57,316	US$	1,223
Term loans(1)		1,477		3,344		9,859		14,635		34,051		727
Retail loans		380		590		1,110		1,553		4,909		105
Gross loans	Rs.	8,562	Rs.	13,190	Rs.	28,477	Rs.	47,764	Rs.	96,276	US$	2,055
Of which:												
Corporate debt instruments and preferred stock	Rs.	153	Rs.	1,424	Rs.	6,762	Rs.	10,532	Rs.	23,624	US$	504

_____

(1) Includes corporate debt instruments, preferred stock and lease finance products. We had lease finance of Rs. 944 million (US$ 20 million) at March 31, 2001. In fiscal 1996, we offered lease financing to a limited number of customers due to certain tax advantages to us from these transactions. We discontinued all of our lease finance activities in fiscal 1998 once the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "— Legal and Regulatory Proceedings". We acquired a portfolio of hire purchase business, representing Rs. 8 million (US$ 170,758) at March 31, 2001, from Bank of Madura. We have extended fund based loans as well as stand by letters of credit facility to corporates outside India which are joint ventures and/or wholly-owned subsidiaries of Indian corporates. At March 31, 2001, the balance outstanding in respect of these loans was Rs. 951 million (US$ 20 million) which represented approximately 0.9% of our total gross loan portfolio.

Collateral — Completion, Perfection and Enforcement

Our loan portfolio consists predominantly of working capital loans. These loans are typically secured by a first lien on current assets, which normally consist of inventory and receivables. Additionally, in some cases, we may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees. These security interests are perfected by the registration of these interests within 30 days with the Registrar of Companies pursuant to the provisions of the Indian Companies Act. This registration amounts to a constructive public notice to other business entities. At March 31, 2001, 67.4% of our gross loans were secured. In general, our loans are over-collateralized. In India, there are no regulations stipulating any loan-to-collateral limits.

In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years leading to deterioration in the physical condition and market value of the collateral. In the event a borrower makes an application for relief to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed.

We recognize that our ability to realize the full value of our collateral in respect of current assets is difficult, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. However, cash credit facilities are so structured that we are able to capture the cash flows of our customers for recovery of past due amounts. In addition, we have a right of set-off for amounts due to us on these facilities. Also, we monitor the cash flows of our working capital loan customers on a daily basis so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Most of our corporate borrowers having large working capital requirements borrow from more than one bank either under a consortium arrangement or under a multiple banking arrangement. Under a consortium arrangement, the financing banks formally decide on the credit proposal of the company and decide how the funding should be distributed among the consortium banks. A lead bank, usually the bank providing the largest share of the overall credit, is appointed under a consortium lending arrangement. The lead bank coordinates credit appraisals, execution of joint documents, regular review meetings and security inspections.

Under a consortium arrangement, typically the security is in the form of a first lien on current assets, which is shared on a proportionate basis among the participating banks. Theoretically, a member can exit from a consortium, with its share taken either by an existing member or by induction of a new member in the consortium. However, in the case of a impaired loan, this exit route is generally not available since the other members of the consortium are not likely to take up additional credit that is impaired. Further, a member is generally not allowed to take recovery action independent of the consortium in the case of a impaired loan. Hence, recovery from impaired companies that are under a consortium arrangement may be delayed.

Under a multiple banking arrangement, each bank stipulates its own terms and obtains distinct and identifiable collateral. Individual documents are also obtained and requisite liens created. Unlike a consortium arrangement lending, in a multiple bank or sole bank lending, we can independently pursue recovery of past due amounts either through full cash recovery, a negotiated settlement or a legal suit. At March 31, 2001, loans with consortium arrangements accounted for 34.2% of our gross impaired loans, loans with multiple bank arrangements accounted for 21.6% of our gross impaired loans and sole bank lending accounted for 44.2% of our gross impaired loans.

Loan Concentration

Pursuant to the guidelines of the Reserve Bank of India, our credit exposure to individual borrowers must not exceed 20.0% of our capital funds calculated under Indian GAAP (effective April 1, 2000). In its monetary and credit policy for fiscal 2002, the Reserve Bank of India has reduced the exposure ceiling from 20% to 15% with effect from April 1, 2003.

Our exposure to a group of companies under the same management control must not exceed 50.0% of our capital funds unless the exposure is in respect of an infrastructure project. In that case, the exposure to a group of companies under the same management control may be up to 60.0% of our capital funds (40% with effect from March 31, 2002 and 50% for infrastructure products). Pursuant to the Reserve Bank of India guidelines, an exposure is calculated as the sum of 100.0% of the committed funded amount or the outstanding funded amount, whichever is higher, and 50.0% of the committed non-funded amount or the outstanding non-funded amount, whichever is higher. Our loan exposures to individual and group borrowers have been generally within the percentages prescribed by the Reserve Bank of India based on the capital funds calculated under Indian GAAP. In exceptional cases, where we have exceeded these percentages, we have obtained the approval of the Reserve Bank of India as required.

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our risk management department monitors all major sectors of the economy and specifically follows industries in which we have credit exposures. We respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management.

The following table sets forth, for the periods indicated, our gross loans outstanding by the borrower's industry or economic activity and as a percentage of our gross loans.

	At March 31,										
	1997		1998		1999		2000		2001		
	(In millions, except percentages)										
Agriculture	Rs. 252	3.0%	Rs. 501	3.8%	Rs. 675	2.4%	Rs. 1,520	3.2%	Rs. 2,984	US$ 64	3.1%
Auto including trucks	-	-	600	4.5	1,006	3.5	1,680	3.5	2,111	45	2.2
Cement	60	0.7	170	1.3	540	1.9	1,124	2.3	2,394	51	2.5
Chemicals, drugs and Pharmaceuticals	490	5.7	1,092	8.3	2,420	8.5	5,772	12.0	11,032	235	11.5 [1]
Computer software	-	-	230	1.7	460	1.6	823	1.7	1,368	29	1.4
Construction[2]	510	6.0	770	5.8	740	2.6	882	1.8	1,396	30	1.5
Electricity	470	5.5	540	4.1	1,488	5.2	2,784	5.8	7,752	165	8.1
Finance	890	10.4	780	5.9	1,949	6.9	6,113	12.8	9,375	200	9.7
Iron and steel	380	4.4	460	3.5	620	2.2	703	1.4	1,118	24	1.2
Other metals and metal products	220	2.6	330	2.5	1,370	4.8	1,269	2.7	1,439	31	1.5
Light manufacturing	1,280	14.9	1,300	9.9	2,800	9.8	4,895	10.3	6,781	145	7.0
Other personal loans	380	4.4	590	4.5	1,110	3.9	1,553	3.3	6,691	143	7.0
Paper and paper products	150	1.8	240	1.8	373	1.3	745	1.6	1,118	24	1.2
Textiles	860	10.0	1,170	8.9	1,405	4.9	1,600	3.4	3,605	77	3.7
Transport	230	2.7	360	2.7	159	0.6	1,686	3.6	4,363	93	4.5
Other industries[3]	2,390	27.9	4,057	30.8	11,362	39.9	14,615	30.6	32,748	699	34.0
Gross loans	Rs. 8,562	100.0%	Rs.13,190	100.0%	Rs.28,477	100.0%	Rs.47,764	100.0%	Rs.96,276	US$ 2,055	100.0%

_____

(1) Includes lendings to petroleum and petrochemicals sectors of 6.9% in fiscal 2001.

(2) Includes engineering, procurement and construction projects and building construction.

(3) Includes over 40 different industries with no industry constituting more than 3.0%.

At March 31, 2001, no single industry accounted for more than 15.0% of our gross loan portfolio.

In fiscal 1998 and 1999, there was an increase in the proportion of assets in the chemicals, drugs and pharmaceuticals and other metals and metal products sectors, while there was a decrease in the proportion of assets in the construction, iron and steel, and textiles sectors.

In fiscal 2000, there was an increase in the proportion of our assets in the finance, chemicals, transport, agriculture and light manufacturing sectors while there was a decrease in the proportion of our assets in the construction, textiles, iron and steel, other metals and metal products sectors.

In fiscal 2001, there was an increase in the proportion of our assets in the cement, electricity and transport sectors while there was a decrease in the proportion of our assets in the auto including trucks, chemicals, drugs and pharmaceuticals, finance, other metal and metal products and light manufacturing sectors.

Our 10 largest loan exposures at March 31, 2001 totaled approximately Rs. 21.6 billion (US$ 461 million) and represented 22.4% of our total gross loan portfolio. The largest group of companies under the same management control accounted for approximately 2.7% of our portfolio.

Impaired Loans

The following discussion on impaired loans is based on US GAAP. For classification of impaired loans under Indian regulatory requirements, see "Supervision and Regulation".

Impact of Economic Environment

The Indian industrial sector has been subject to increasing competitive pressures, and Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, principally the iron and steel and textiles industries. This has led to a decline in the operating performance of Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. In fiscal 2001, gross impaired loans increased primarily due to our acquisition of Bank of Madura. At March 31, 2001, Bank of Madura contributed Rs. 2.2 billion (US$ 47 million) or 41.7% of our gross impaired loans.

At March 31, 2001, our gross impaired loans as a percentage of gross loan assets was 5.5% (of which 0.9% represents restructured loans and 4.6% represents other impaired loans) and our gross impaired loans net of valuation allowances as a percentage of net loan assets was 2.6%. We have made total valuation allowances for 54.1% of our gross impaired loans on which we have made valuation allowances. These allowances are based on the expected realization of cash flows from these assets. We cannot, however, assure you that our provisions will be adequate to cover any further increase in the amount of impaired loans or any further deterioration in our impaired loan portfolio. We had not made valuation allowances on 0.3% of our gross impaired loans at March 31, 2001 based on the fact that the discounted cash flows from these borrowers were sufficient to cover the entire exposure of these loans. At March 31, 2001, we had 5,238 impaired loans outstanding of which the top 10 represented 32.0% of all impaired loans and 1.8 % of our gross loan portfolio.

The following tables set forth, for the periods indicated, certain details of our gross impaired portfolio.

							At March 31,						% of total at
		1997		1998		1999		2000		2001			March 31, 2001
						(in millions, except percentages)							
Impaired working capital loans	Rs.	66	Rs.	558	Rs.	1,158	Rs.	1,127	Rs.	3,700	US$	79	69.9%
Impaired term loans		121		46		236		61		1,242		26	23.5
Impaired lease loans		—		—		144		185		227		5	4.3
Impaired corporate debt instruments(1)		—		—		75		45		121		3	2.3
Gross impaired loans	Rs.	187	Rs.	604	Rs.	1,613	Rs.	1,418	Rs.	5,290	US$	113	100.0%
Gross impaired loans without valuation allowances(2)	Rs.	—	Rs.	26	Rs.	466	Rs.	163	Rs.	14	US$	--	
Gross impaired loans with valuation allowances(3		187		578		1,147		1,255		5,276		113	
Total valuation allowances		187		425		880		748		2,862		61	
Impaired loans net of valuation allowances		—		179		733		670		2,428		52	
Gross loan assets		8,562		13,190		28,477		47,764		96,276		2,055	
Net loan assets		8,375		12,765		27,597		47,016		93,030		1,986	

(1) Includes debentures, preferred stock and bonds.

(2) Includes impaired loans on which we have not made a valuation allowance.

(3) Includes impaired loans on which we have made a valuation allowance.

	At March 31,				
	1997	**1998**	**1999**	**2000**	**2001**
			(in percentages)		
Gross impaired loans as a percentage of gross loan assets	2.2%	4.6%	5.7%	3.0%	5.5%
Gross impaired loans with valuation allowances as a percentage of gross loan assets	2.2	4.4	4.0	2.6	5.5
Impaired loans net of valuation allowances as a percentage of net loan assets	-	1.4	2.7	1.4	2.6
Total valuation allowances as a percentage of impaired loans with valuation allowances……………………………………………………………………..	100.0	73.5	76.7	59.6	54.1

Recognition of Impaired Loans

We identify loans as impaired and place them on a non-accrual basis once we determine that interest or principal is over due beyond 180 days (typically two payment periods) or that the payment of interest or principal is doubtful. We may consider the payment of interest or principal to be doubtful if the borrower has ceased operations or has incurred cash losses and the probability of revival is uncertain or the borrower's industry is under stress. We provide for loan losses based on our assessment of the possibility of recovery of such loans based principally on the realizable value of collateral and the discounted value of future cash flows.

With effect from fiscal 2004, banks have to classify an asset as impaired when principal or interest has remained overdue for more than 90 days.

We do not recognize interest on impaired loans or credit interest to our income account unless it is collected. Any interest accrued and not received on impaired loans is reversed and charged against current earnings. We return impaired loans to accrual status when all contractual principal and interest amounts are reasonably assured of repayment and, in the case of term loans, there is a sustained period of repayment performance in accordance with the contractual terms for at least one year.

Our impaired loans, net of allowances for loan losses increased by Rs. 1.8 billion (US$ 38 million) in fiscal 2001 to Rs. 2.4 billion (US$ 52 million) at March 31, 2001. Net impaired loans were 2.6% of our total net loan assets at March 31, 2001 compared to 1.4% at March 31, 2000. Impaired loans as a percentage of net loans increased in fiscal 2001 primarily due to the impaired loans acquired from Bank of Madura .

Analysis of Impaired Loans by Directed Lending Sector

When lending under Indian directed lending requirements, we follow the same credit risk assessment and credit approval processes as in all our lending. In view of the possibility of higher incidence of asset impairment in directed lending relative to non-directed lending, we maintain the option of fulfilling our priority sector obligations by making deposits with Indian development banks since these yield a better risk adjusted return on capital, though the nominal returns are much lower than in making loans.

The following table sets forth, for the periods indicated, our gross loans and our gross impaired loans by segment and our gross impaired loans as a percentage of our gross loans in the same segment.

	At March 31,															
	1997			1998			1999			2000			2001			
	Gross Loans	Impaired Loans	%	Gross Loans	Impaired Loans	%	Gross Loans	Impaired Loans	%	Gross Loans	Impaired Loans	%	Gross Loans	Impaired Loans		%
	(in millions, except percentages)															
Directed Lending: Agriculture........	Rs. 252 Rs. 10		4.0%	Rs. 501	Rs. 33	6.6%	Rs. 675	Rs. 96	14.2%	Rs. 1,520	Rs. 90	5.9%	Rs. 7,096	Rs. 246	US$ 5	3.5%
Small scale industries	1,860	37	2.0	2,753	170	6.2	3,510	209	6.0	5,958	154	2.6	5,592	1530	33	27.4
Other......................	1,708	19	1.1	2,419	44	1.8	4,500	100	2.2	2,662	112	4.2	10,354	228	5	2.2
Total directed lending..............	3,820	66	1.7	5,673	247	4.4	8,685	405	4.7	10,140	356	3.5	23,042	2004	43	8.7
Non-direct lending..............	4,742	121	2.6	7,517	357	4.7	19,792	1,208	6.1	37,624	1,062	2.8	73,234	3285	70	4.5
Total......................	Rs. 8,562	Rs. 187	2.2%	Rs.13,190	Rs. 604	4.6%	Rs.28,477	Rs. 1,613	5.7%	Rs. 47,764	Rs. 1,418	3.0%	Rs. 96,276	Rs. 5290	US$ 113	5.5%
Allowance for loan losses.........		Rs. (187)			Rs. (425)			Rs. (880)			Rs. (748)			2862	US$ 61	
Net impaired loans.................		--			Rs. 179			Rs. 733			Rs. 670			2428	US$ 52	

At March 31, 2001, impaired loans in the directed lending sector as a percentage of gross loans was 8.7% and impaired loans in the other sectors as a percentage of gross loans was 4.5%. At March 31, 2001, impaired loans in the directed lending sector increased to 8.7% from 3.5% at March 31, 2000 primarily due to our acquisition of Bank of Madura, which had a higher concentration of impaired loans in the directed lending sector.

Analysis of Impaired Loans by Product

The following tables set forth, for the periods indicated, our impaired loans by product, and as a percentage of our impaired loans.

	At March 31,											
	1997		1998		1999		2000		2001			
	(in millions, except percentages											
Working capital loans:												
Cash credits/demand loans........	Rs. 66	35.3%	Rs. 537	88.9%	Rs. 1,130	70.1%	Rs. 1,085	76.6%	Rs. 3,441	US$ 73		65.0%
Bill discounting………………	—	—	21	3.5	28	1.7	42	2.9	259	6		4.9
Term loans................................ …	121	64.7	46	7.6	236	14.7	61	4.3	1,242	26		23.5
Lease finance...............................	—	—	—	—	144	8.8	185	13.0	227	5		4.3
Corporate debt instruments……	—	—	—	—	75	4.7	45	3.2	121	3		2.3
Total impaired loans...................	Rs. 187	100.0%	Rs. 604	100.0%	Rs. 1,613	100.0%	Rs. 1,418	100.0%	Rs. 5,290	US$ 113		100.0%
Allowance for loan losses……	Rs. (187)		Rs. (425)		Rs. (880)		Rs. (748)		Rs. (2,862)	US$ (61)		

| Net impaired loans............... | — | Rs. | 179 | Rs. | 733 | Rs. | 670 | Rs. | 2,428 | US$ | 52 |

Although lease finance represented 0.9% of our gross loans at March 31, 2001, it represented 4.3% of our gross impaired loans. In fiscal 1996, we offered lease financing to a limited number of small and medium-sized companies because we gained certain tax advantages from these transactions. We discontinued these activities in 1998 after the Indian tax authorities disputed this tax treatment. For a discussion of this dispute, see "— Legal and Regulatory Proceedings". Due to the small size of these borrowers and their concentration in industry sectors that have experienced a slowdown, such as the textiles sector, we believe that our gross impaired loans are greater for this type of exposure compared to others.

Analysis of Impaired Loans by Industry Sector

The following table sets forth, for the periods indicated, our impaired loans by borrowers' industry or economic activity and as a percentage of our loans in the respective industry or economic activity sector.

	At March 31,								
	1997			**1998**			**1999**		
	Gross loans	**Impaired loans**	**%**	**Gross loans**	**Impaired loans**	**%**	**Gross loans**	**Impaired loans**	**%**
	(in millions, except percentages)								
Agriculture	Rs. 252	Rs. 10	4.0%	Rs. 501	Rs. 33	6.6%	Rs. 675	Rs. 96	14.2%
Auto including trucks	—	—	—	600	—	—	1,006	—	—
Cement	60	—	—	170	—	—	540	—	—
Chemicals, drugs and pharmaceuticals	490	—	—	1,092	58	5.3	2,420	79	3.3
Computer software	—	—	—	230	—	—	460	—	—
Construction	510	—	—	770	24	3.1	740	24	3.2
Electricity	470	—	—	540	—	—	1,488	—	—
Finance	890	—	—	780	—	—	1,949	61	3.1
Iron and steel	380	—	—	460	56	12.2	620	268	43.2
Other metals and metal products	220	—	—	330	—	—	1,370	—	—
Light manufacturing	1,280	148	11.6	1,300	94	7.2	2,800	400	14.3
Other personal loans	380	—	—	590	—	—	1,110	—	—
Paper and paper products	150	—	—	240	—	—	373	—	—
Textiles	860	—	—	1,170	62	5.3	1,405	313	22.3
Transport	230	—	—	360	—	—	159	—	—
Other industries	2,390	29	1.2	4,057	277	6.8	11,362	372	3.3
Total	Rs. 8,562	Rs. 187	2.2%	Rs.13,190	Rs. 604	4.6%	Rs.28,477	Rs.1,613	5.7%
Allowance for loan losses		Rs.(187)			Rs.(425)			Rs.(880)	
Net impaired loans		Rs. —			Rs. 179			Rs. 733	

	At March 31, 2000			At March 31, 2001			
	Gross Loans	**Impaired loans**	**%**	**Gross Loans**	**Impaired loans**		**%**
	(in millions, except percentages)						
Agriculture	Rs. 1,520	Rs. 90	5.9%	Rs. 2,984	Rs. 246	US$ 5.2	8.2%
Auto including trucks	1,680	—	—	2,111	27	0.6	1.3
Cement	1,124	—	—	2,394	--	--	--
Chemicals, drugs and pharmaceuticals	5,772	80	1.4	11,032	247	5.3	2.2
Computer software	823	1	0.1	1,368	--	--	--
Construction	882	—	—	1,396	92	2.0	6.6
Electricity	2,784	—	—	7,752	--	--	--
Finance	6,113	53	0.9	9,375	755	16.1	8.1
Iron and steel	703	194	27.6	1,118	175	3.7	15.6
Other metals and metal products	1,269	—	—	1,439	112	2.4	7.8
Light manufacturing	4,895	423	8.6	6,781	839	17.9	12.4
Other personal loans	1,553	—	—	6,691	85	1.8	1.3
Paper and paper products	745	—	—	1,118	119	2.5	10.7
Textiles	1,600	222	13.9	3,605	679	14.5	18.8
Transport	1,686	—	—	4,363	23	0.5	0.5
Other industries	14,615	355	2.4	32,749	1,891	40.5	5.8

Total..	Rs. 47,764	Rs. 1,418	3.0%	Rs. 96,276	Rs. 5,290	US$ 113.0	5.5%
Allowance for loan losses		Rs. (748)			Rs. (2,862)	US$ (61)	
Net impaired loans.........................		Rs. 670			Rs. 2,428	US$ 52	

Our gross impaired loans as a percentage of gross loans in the respective industries were the highest in the textiles, paper and paper products, iron and steel, and light manufacturing industries.

Textiles: Over the last few years, the output of cotton was affected due to erratic monsoons. Further, the South-east Asian economic crisis and anti dumping duties levied by the European Union had adversely impacted the sector. The majority of our loans to small entities in this sector have been classified as impaired, and the balance of our exposure is primarily to large economically sized plants. Our total exposure to this sector increased to Rs. 3.6 billion at March 31, 2001 from Rs. 1.6 billion at March 31, 2000 due to additional funding provided to larger better-rated companies and also due to the acquisition of Bank of Madura by us. At March 31, 2001, we had classified 18.8% of our gross loans in this sector as impaired compared to 13.9% at March 31, 2000. This increase was primarily due to the high concentration of Bank of Madura impaired loans in this sector.

Paper and Paper Products: The increase in impaired loans in this sector is primary due to the acquisition of the impaired loan portfolio of Bank of Madura. At March 31, 2001, the Bank of Madura portfolio consisted of Rs.105 million (US$ 2.2 million) of impaired loans in this sector. Their exposure was mainly to small and mid size paper mills. In the present market environment, the size of the facilities determines the operating profit margin in the paper industry and the smaller and mid size companies were pushed out of the market. At March 31, 2001, we had classified 10.7% of our gross loan in this sector as impaired.

Iron and Steel: Over the last few years, a sharp reduction in international steel prices to historic lows has had a significant impact on the companies in this sector. In addition, a substantial reduction in import tariffs over the last three years led to price competition from overseas, significantly reducing domestic prices. The majority of our loans to small steel plants and small re-rolling mills have already been classified as impaired, and the balance of loans in this sector is primarily to economically sized plants with advanced technology. At March 31, 2001, we had classified 15.6% of our gross loans in this sector as impaired, compared to 27.6% as at March 31, 2000.

Light Manufacturing: The light manufacturing industry category includes manufacturers of electronic equipment, electrical cables, fasteners, watches and other light manufacturing items. At March 31, 2001, of the impaired loans in the light manufacturing sector, 34.7% were to four companies engaged in the manufacture of equipment, 14.3% were to two manufacturers of electronic equipment, 12.2% was to a manufacturer of cables and 8.3% was to a manufacturer of fasteners. Thus, eight companies accounted for more than 69.0% of our total impaired loans to this sector. The paucity of new projects being set up during the last three years has led to the depressed performance of companies engaged in the manufacture of equipment. The increase in our exposure to this sector at March 31, 2001 compared to at March 31, 2000 has been mainly to the large sized companies with a diversified product range. At March 31, 2001, we had classified 12.4% of our gross loans in this sector as impaired.

Top Ten Impaired Loans

At March 31, 2001, we had 5,238 impaired loans outstanding, of which the top 10 represented 32.0% of our gross impaired loans, 69.6% of our net impaired loans and 1.8% of our gross loan portfolio. Three of our top 10 impaired loans have been restructured. We are currently working out detailed restructuring packages for one borrower in conjunction with other term lenders and other working capital consortium members. One borrower has made an application for relief to the Board for Industrial and Financial Reconstruction.

The following table sets forth, for the period indicated, certain information regarding our 10 largest impaired loans

	Industry	Type of banking arrangement	Gross principal outstanding			Principal outstanding net of allowance for loan losses(1)			Collateral(2)(3)			Currently Servicing All Interest Payments(4)
				At March 31, 2001								
						(in millions)						
Borrower A	Plastics	Consortium	Rs.		279	Rs.		122	Rs.		347	No
Borrower B	Petro chemicals	Consortium			246			155			34	Yes
Borrower C	Textiles	Consortium			222			161			244	Yes
Borrower D	Steel	Consortium			170			104			205	No
Borrower E.....	Textiles	Sole			164			65			154	No
Borrower F.....	Light manufacturing	Consortium			158			102			87	Yes
Borrower G	Finance	Multiple			129			71			130	Yes
Borrower H....	Chemical	Consortium			113			70			120	Yes
Borrower I......	Sugar	Multiple			107			66			98	Yes
Borrower J	Light Manufacturing	Multiple			103			—			27	No
Total.............			Rs.		1,691	Rs.		916	Rs.		1,446	

_____

(1) The net realizable value of these loans on a present value basis is determined by discounting the estimated cash flow over the expected period of repayment by the rate implicit in the loan. Under US GAAP, the net present value of a impaired loan includes the net present value, to the extent realizable, of the underlying collateral, if any.

(2) Collateral value is that reflected on the borrower's books, or that determined by third party appraisers to be realizable, whichever is lower or available. We have collateral in the form of first charge on current assets.

(3) Out of the above 10 cases, collection in the cases of borrower A, E, G and J are collateral dependent. In all other cases, we are primarily dependent on recovery through cash flows, collateral being of secondary importance.

(4) Since we also classify loans as impaired once we determine that the payment of interest or principal is doubtful, and since such classification occurs even before the borrower stops paying interest and principal, certain of our impaired loans are currently servicing all interest payments.

Five of our top 10 impaired loans were to borrowers where we acted together with other banks or as part of a consortium of banks with our share of exposure being a maximum of 12.0% of the total exposure of all banks to these borrowers.

Interest Foregone

Interest forgone is the interest due on impaired loans that has not been accrued in our books of accounts. The following table sets forth, for the periods indicated, the amount of interest foregone.

	Interest foregone (in millions)		
Fiscal 1997...	Rs.	6	US$ —
Fiscal 1998...		81	2
Fiscal 1999...		93	2
Fiscal 2000...		124	3
Fiscal 2001...		495	11

Restructuring of Impaired Loans

Our impaired loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of realizing repayment of the loan. These loans continue to be on a non-accrual basis and will be reclassified as performing loans only after sustained performance under the loan's renegotiated terms for at least a period of one year.

The following table sets forth, for the periods indicated, our impaired loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest.

	At March 31,					
	1997	1998	1999	2000	2001	
	(in millions, except percentages)					
Gross restructured loans..............	—	—	Rs. 38	Rs. 43	Rs. 890	US$ 19
Allowance for loan losses..........	—	—	(22)	(25)	(423)	(9)
Net restructured loans.................	—	—	16	18	467	10
Gross restructured loans as a percentage of gross impaired loans..	—	—	2.4%	3.0%	16.8%	
Net restructured loans as a percentage of net impaired loans..	—	—	2.2%	2.7%	19.2%	

We are currently working out restructuring packages for five borrowers along with other term lenders and working capital consortium members in the case of our impaired loans under a consortium arrangement, and one borrower who is under sole banking arrangements. The large increase in restructured loans at year-end fiscal 2001 compared to year-end fiscal 2000 was principally on account of our acquisition of nine restructured loan accounts aggregating Rs. 306 million (US$ 6.5 million) from Bank of Madura and the restructuring of four of our loan accounts in fiscal 2001with an aggregate outstanding balance of Rs. 539 million (US$ 11.5 million), of which two loan accounts with an aggregate outstanding balance of Rs.187 million (US$ 4.0 million) were classified as impaired as at March 31, 1999.

The following table sets forth, at the date indicated, the status of our efforts in working out restructuring packages for impaired loans:

	At March 31, 2001		
	Number of borrowers	Gross principal outstanding	Principal outstanding net of allowances for loan losses
	(in millions, except numbers)		
Loans under consortium arrangements(1)	4	Rs. 382	Rs. 245
Loans under sole banking arrangements(1)..................................	1	35	19
Loans to borrowers who have applied for relief to the Board for Industrial and Financial Reconstruction...........................	1	45	6
Total	6	Rs. 462	Rs. 270

_____

(1) None of these borrowers has applied for relief to the Board of Industrial and Financial Reconstruction.

Impaired Loan Strategy

The recovery and settlement of impaired loans is of high priority to us. In fiscal 1999, we set up a Special Asset Management Group, consisting of seven members, for finding early solutions and pursuing recovery in impaired loans. Effective April 2000, the group is headed by one of our Senior Executive Vice Presidents, with over 31 years of experience in the banking sector. He is assisted by one Senior Vice President/Vice President and other officers, with specific focus on recovery of impaired loans. This team is assisted by representatives at branches having a higher concentration of impaired loans. The branch managers at the branches having impaired loans are also actively involved in supporting the efforts of the Special Asset Management Group. This group is highly focused and has specific targets in terms of recovery of impaired loans. This group works closely with the Special Asset Management Group established in ICICI to work on restructuring and settlement packages for common customers and to adapt successful recovery strategies of ICICI. The group also uses the services of outside legal experts, accountants and specialized agencies for due diligence, valuation and legal advice to expedite early settlements.

Methods for resolving impaired loans include the following:

- negotiated or compromise settlements on a one-time settlement basis;

- encouraging the financial restructuring of troubled but viable corporations;

- encouraging the consolidation of troubled borrowers in fragmented industries with stronger industry participants; and

- early enforcement of collateral through judicial means.

We closely monitor migration of the credit ratings of our borrowers to enable proactive remedial measures to prevent loans from becoming impaired. We frequently review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment, helping us to contain our impaired loans. Our quarterly review systems help us to monitor the health of accounts and to take prompt remedial measures.

Our current approval process generally requires a minimum credit rating by us of A(minus). However, prior to our organizational restructuring in April 1999, our minimum credit rating for credit approval was BBB. At present, some of our loans are rated BBB or below since we closely monitor the credit rating of our borrowers and downgrade the credit rating as soon as they show any signs of deterioration.

Allowance for Loan Losses

The following table sets forth, for the periods indicated, movements in our allowance for loan losses.

										At March 31,			
		1997		1998		1999		2000		2001			
							(in millions)						
Allowance for loan losses at the beginning of the period..	Rs.	—	Rs.	187	Rs.	425	Rs.	880	Rs.	748	US$	16
Add:												
Bank of Madura..		—		—		—		—		1,572		34
Provisions for loan losses:........................												
Working capital.......................................		66		256		349		470		1,108		24
Term loans		121		104		17		9		69		1
Leasing finance		—		—		144		24		17		--
Marketable corporate debt instruments		—		—		30		—		73		2
Release of provision as a result of cash collection ……………………………		—		—		—		(76)		(185)		(4)
Total provisions for loan Losses................		187		547		965		1,307		3,402		73
Less:												
Write-offs..		—		(122)		(85)		(559)		(512)		(11)
Allowances for loan losses at the end of the period	Rs.	187	Rs.	425	Rs.	880	Rs.	748	Rs. 2,890(1)		US$	62

_____
(1) Includes impairment of Rs. 28 million (US$ 597,652) on credit card outstandings.

We conduct a comprehensive analysis of our entire loan portfolio on a quarterly basis. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account by account analysis of our entire loan portfolio, and an allowance is made for any probable loss on each account. In estimating the allowance, we consider the net realizable value on a present value basis by discounting the future cash flows over the expected period of recovery. Further, we also consider our past history of loan losses and value of underlying collateral. For further discussions of our allowances for loan losses, see "Operating and Financial Review and Prospects — Result of Operations — Provisions for Loan Losses".

Under our US GAAP analysis of the provisions for impaired loans, we are required to take into account the time delay in our ability to foreclose upon and sell collateral. The net present value of a impaired loan includes the net present value of the underlying collateral, if any. As a result, even though we are generally over-collateralized, additional allowances are required under US GAAP over the Reserve Bank of India regulations because US GAAP takes into account the time value of money.

Risk Management

As a financial intermediary, we are exposed to various risks that are related to our lending and trading businesses, deposit taking activities and our operating environment. Our aim in risk management is to ensure that we understand, measure and monitor the various risks that arise and that our organization adheres strictly to the policies and procedures which are established to address these risks.

We are exposed to three broad categories of risk: credit risk, market risk and operational and legal risk.


Managing Director and Chief Executive Officer
Audit and Risk Commitee of the Board of Directors
Senior Executive Vice President and Head, Risk Management Department
Credit Risk Group
Market Risk Group
Operational Risk Group

In October 1999, our risk management function was reorganized and integrated into a single Risk Management Department separate from our three business units. The Risk Management Department works in close association with the business units to implement the various risk management strategies. Our Risk Management Department is completely independent of all business operations. This department identifies, assesses, monitors and manages all our principal risks in accordance with well-defined policies and procedures. The Risk Management Department consists of 27 experienced bankers and analysts and is led by a Senior Executive Vice President reporting directly to our Managing Director and Chief Executive Officer and the Audit and Risk Committee of our board of directors. The organizational structure of our Risk Management Department is shown in the above chart.

Credit Risk

Credit risk primarily arises in our lending operations from the failure of any party, principally our borrowers, to abide by the terms and conditions of any financial contract with us, principally the failure to make required payments on loans due to us. Our standardized credit approval process includes a well-established procedure of credit evaluation and approval. We measure, monitor and manage credit risk for each borrower. We have a comprehensive system for tracking the rating profile of our loan portfolio and are now working on a comprehensive portfolio risk evaluation mechanism.

Credit Risk Assessment Procedures for Corporate Loans

In order to assess the credit risk associated with any financing proposal, we assess a variety of risks relating to the borrower and the relevant industry. If the borrower is undergoing a major expansion project that requires them to

obtain project finance from a financial institution in addition to working capital loans from us, we also assess the risks relating to the project.

We evaluate borrower risk by considering:

- the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy ;

- the borrower's relative market position and operating efficiency ; and

- the quality of management by analyzing their track record, payment record and financial conservatism.

We evaluate industry risk by considering :

- certain industry characteristics, such as the importance of the industry to the economy, its growth outlook, cyclicality and government policies relating to the industry;

- the competitiveness of the industry; and

- certain industry financials, including return on capital employed, operating margins and earnings stability.

After conducting an analysis of a specific borrower's risk, we assign a credit rating to the borrower. We have a scale of 10 ratings ranging from AAA to B and an additional default rating of D. Credit rating is a critical input for the credit approval process. We use studies on the historical default patterns of loans in order to predict defaults. We determine the desired credit risk spread over our cost of funds by considering the borrower's credit rating and the default pattern corresponding to the credit rating. Our credit approval process generally requires a benchmark minimum credit rating of A-. During fiscal 2001, we completed the process of re-rating all our existing exposures according to our new credit rating model.

We study industry sectors and published reports from online databases, including the Center for Monitoring the Indian Economy and Internet Securities (a Euromoney group company), and review our large exposures by industry and by corporate client. We identify, through these internal studies, the growing industry sectors to which we should increase our exposure and the stagnating sectors to which we should decrease our exposure. These ongoing studies and reviews also enable us to regularly adjust a borrower's credit rating in response to changes in that borrower's risk and the risk associated with that borrower's industry.

Working capital loans are generally approved for a period of 18 months. At the end of 12 months, we review the loan arrangement and the credit rating of the borrower and take a decision on continuation of the arrangement and the changes in the loan covenants as may be necessary. We intend to review the credit rating of borrowers with higher credit risks more frequently.

Credit Approval Procedures for Corporate Loans

Our corporate banking approval process is dictated by our credit policy approved by our board of directors. This policy sets out our maximum credit exposures to individual companies, groups of companies and industries.

We have established a strong framework for the appraisal and execution of working capital and term loan finance transactions. Pursuant to our organizational restructuring that was implemented on April 1, 1999, our credit appraisal and approval processes have been centralized. We evaluate commercial, financial, marketing and management factors relating to the borrower and the sponsor's financial strength and experience. We make use of databases of approximately 3,000 Indian companies that contain historical financial and operating information on these companies. We also extensively use industry analysis reports and interact with external rating agencies to track business cycles in specific sectors and industries, the impact of emerging fiscal, regulatory and other environmental factors and the financial performance of Indian companies. Once this review is completed, an appraisal note is prepared for credit approval purposes. A structured appraisal format is used to ensure a uniform standard across the organization. Quantitative tools like inter-firm comparisons, sensitivity analysis and analysis of demand-supply gap patterns are used to analyze the performance of the borrower. As part of the appraisal process, we generate a risk matrix, which identifies each of the risks, mitigating factors and residual risks associated with the proposal.

Credit Approval Authority for Corporate Loans

We have established seven distinct levels of credit approval authorities for our corporate banking activities: the head of Operations, the head of Corporate Banking, the Executive Committee, the Management Committee, the Investment Committee, the Committee of Directors and our board of directors.

The following table sets forth the composition of the committees and approval authority of the committees and the authorized officers.

Authorized executives and committees	Members	Approval authority
Board of Directors..........................	All the members on our board of directors	All approvals (in practice, generally above the prescribed authority of the Committee of Directors)
Committee of Directors..................	Managing Director and Chief Executive Officer and six other directors	All approvals to companies up to Rs. 1,000 million (US$ 21 million)
Investment Committee	Executive Director-Wholesale Banking, heads of Corporate Banking, Risk Management and Treasury and the Chief Financial Officer	All approvals for subscribing to debentures, preferred stock, bonds and commercial paper
Management Committee	Managing Director and Chief Executive Officer, Executive Director-Wholesale Banking, Executive Director-Retail Banking and heads of Corporate Banking and Risk Management	All approvals up to Rs. 300 million (US$ 6 million)
Executive Committee.....................	Heads of Corporate Banking, Operations, Risk Management and Retail Banking	All approvals for borrowers rated 'BBB' and above up to Rs. 150 million (US$ 3million)
Head of Corporate Banking...........		All ad hoc/additional approvals in existing accounts, with a credit rating of 'BBB' and above up to 10% of the existing sanctioned limits, subject to a maximum of Rs. 20 million (US$ 426,900)
Head of Operations.........................		All ad hoc/additional approvals in existing accounts, handled by the Special Asset Management Group, up to 10% of the existing sanctioned limits, subject to a maximum of Rs. 10 million (US$ 213,450)

The branch managers of corporate banking branches are not individually authorized to approve new loans. They are however authorized to approve temporary accommodation (repayable within a month) to existing customers. Also, in respect of existing loans, such temporary accommodation is restricted to 20.0 % of the fund-based limits approved to such borrowers or up to Rs. 10 million (US$ 213, 450) in each case, whichever is lower.

Disbursement Procedures for Corporate Loans

After credit approval, we disburse the loans though our corporate branches. Our corporate office sends credit approval letters to the branches stating the covenants governing the approval. Based on the credit approval letter received from the corporate office, branches issue a credit arrangement letter to the borrower outlining the terms of the facility, sponsors' obligations, conditions precedent to disbursement and undertakings from and covenants on the borrower. After the borrower accepts the terms, the loan agreement and other documents are executed. The borrower account is then made operational in the case of a working capital facility and disbursements are made to the borrower in the case of other loan facilities. Our cash credit facilities operate as revolving asset backed overdraft facilities. We determine the amount that can be drawn by the borrower on the basis of monthly cash flow statements or statements of current assets provided by the borrower and the stipulated current asset cover margins.

Credit Monitoring Procedures for Corporate Loans

We have established detailed procedures for the monitoring of our credit exposures. Our aim in credit monitoring is to:

- ensure compliance with the terms and conditions of the credit approval;

- review performance of our borrowers against projections;

- detect early warning signals and take appropriate corrective actions; and

- observe the performance of the borrowers.

With a view to achieve the above, we have laid out operating procedures for our branches and the frequency of credit monitoring activities to be undertaken. Our branches prepare various credit monitoring reports at periodic intervals. Any irregularity in the account is reported to the appropriate credit approval authority on a monthly basis. The performance of the borrowers is monitored through quarterly information reports. Monthly cash flow statements are obtained wherever considered necessary. We monitor the performance of companies by comparing the published results against the projections. We undertake stock inspections and stock audits on a regular basis.

Credit Approval Procedures for Credit Cards

The target group for credit cards are our Power Pay account holders and ICICI's retail bondholders where relationships are already established and customer details are already available to us.

We believe that the improper verification of identity and applicant information and payment delinquencies is the main source of credit risk in the credit card business.

We use the services of external agencies for verification of applicant information and for collection of past due amounts. Detailed credit applications have been devised for aggregating information on a prospective customer, such as the person's place of work and residence.

Credit checks are undertaken before the credit card applicants are approved. These credit checks contain a list of the delinquent customers of ICICI and a few non-banking finance companies. Copies of a prospective customer's income tax return and paychecks are also obtained to determine the income and tax status of the prospective customer. There are no credit bureaus in India, but we have implemented our own internal credit-scoring model. We have set individual credit limits based on the monthly salary of the credit card holder.

Credit Approval Procedures for Other Retail Loans

Since substantially all of our retail loans are fully collateralized with either cash (in the case of loans against time deposits) or liquid equity securities (in the case of loans against shares for subscriptions to initial public offerings), we have not yet devised any credit risk procedures for these loans.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the value of a financial instrument as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributed to all market risk sensitive financial instruments, including securities, loans, deposits, borrowings and derivative instruments. Our exposure to market risk is a function of our asset and liability management activities, our proprietary trading activities, and our role as a financial intermediary. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce the volatility inherent in financial instruments.

Market Risk Management Procedures

Our board of directors reviews and approves the policies for the management of market risks and has delegated the responsibility for market risk management to the Asset Liability Management Committee. Our Managing Director and Chief Executive Officer chairs the Asset Liability Management Committee. Our Chief Financial Officer, executives of various business units and the Risk Management Department are the members of the committee. The committee generally meets on a monthly basis and reviews our interest rate and liquidity gap position, formulates a view on interest rates, sets deposit and benchmark lending rates and reviews the business profile and its impact on asset liability management. Emergency meetings of the committee are convened to respond to developments in the markets and economy. The committee also sets market risk limits for our trading activities. The committee reports to the Audit and Risk Committee of our board of directors on a quarterly basis.

We have established a mid-office independent of treasury, which monitors the risks in our treasury operations and ensures adherence to various risk control limits on a daily basis. The mid-office at regular intervals submits reports to the head of the Risk Management Department and the Managing Director and Chief Executive Officer on the extent of our market risk exposure.

We have established risk control limits, including holding period limits and stop loss limits. Additionally, in the case of foreign exchange trading, we have set up loss limits for each half-year period (April-September and October-March). These limits are monitored on a daily basis. We have also implemented a value at risk model for measuring market risk of our foreign exchange as well as government securities trading positions.

Our exposure to market risk arises mainly from interest rate risk, equity risk, exchange rate risk and liquidity risk. We discuss, in the following paragraphs, each of these sources of risk and the methods we have adopted to manage them.

Interest Rate Risk

Since our balance sheet consists predominantly of rupee assets and liabilities, movements in domestic interest rates constitute the main source of interest rate risk. Our portfolio of traded debt securities is negatively impacted by an increase in interest rates while our loan portfolio benefits from a rise in interest rates.

We measure our exposure to fluctuations in interest rates primarily by way of gap analysis, providing us a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, would then give us an indication of the extent to which we are exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities.

Our core business is deposit taking and lending, in both rupees and foreign currencies, as permitted by the Reserve Bank of India. As the rupee market differs significantly from the international credit asset markets, our gap positions in these markets are different.

In the Indian market, our liabilities are mostly at fixed rates of interest for fixed periods. However, we have a mix of floating and fixed interest rate assets. We have term-based prime lending rates. We quote interest rates for our short-term working capital loan products as a markup over the relevant prime lending rate, effectively making these floating rate loans. Our corporate loan portfolio consists principally of working capital loans, which are on a floating rate basis.

Our foreign currency liabilities, which are primarily deposits from non-resident Indians, are at fixed rates. A large portion of our foreign currency loans is on a floating rate basis. On account of this obvious repricing mismatch, we have entered into interest rate swaps (we pay a floating rate and receive a fixed rate). Foreign currency liabilities, net of foreign currency loans, enable us to raise rupee liquidity quickly by way of currency swaps, which help us to address any liquidity risk.

The following table sets forth for both our loan portfolio and our trading portfolio, for the period indicated, our asset-liability gap position.

	At March 31, 2001(1)-(7)							
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Greater than one year and up to five years	Greater than five years	Total
	(in millions)							
Loans, net	Rs. 8,533	Rs. 54,429	Rs. 6,697	Rs. 4,020	Rs. 73,679	Rs. 15,945	Rs. 3,406	Rs 93,030
Securities	3	642	5,101	2,076	7,821	13,889	14,019	35,730
Fixed assets	6	10	15	23	54	122	3,883	4,059
Trading assets.....	100	954	545	2,029	3,627	5,346	9,752	18,725
Cash and cash equivalents	22,785	3,637	5,990	1,717	34,129	1,546	9,221	44,896
Other assets(6)...	—	—	—	12,869	12,869	4,470	6,229	23,568
Total assets	Rs. 31,426	Rs. 59,672	Rs. 18,347	Rs. 22,734	Rs. 132,180	Rs. 41,318	Rs. 46,510	Rs. 220,008
Stockholders' equity..............	Rs. —	Rs. —	Rs. —	Rs. —	Rs. —	Rs. —	Rs. 16,307	Rs. 16,307
Debt(6)..............	250	—	—	—	250	2,171	—	2,421
Deposits	27,467	23,340	33,247	36,137	120,191	14,009	30,054	164,254
Other liabilities(6).....	4,949	1,344	1,273	12,987	20,553	1,819	14,654	37,026
Total liabilities ..	Rs. 32,667	Rs. 24,683	Rs. 34,520	Rs. 49,124	Rs. 140,994	Rs. 17,999	Rs. 61,015	Rs. 220,008
Total gap...........	Rs. (1,241)	Rs. 34,989	Rs. (16,173)	Rs. (26,390)	Rs. (8,814)	Rs. 23,319	Rs. (14,505)	

————————————————————

(1) Assets and liabilities are classified into the applicable categories, based on residual maturity or re-pricing date whichever is earlier. Classification methodologies have been based on the Asset Liability Management Guidelines issued by the Reserve Bank of India, which were effective from April 1, 2000.

(2) Items that neither mature nor re-price are included in the "greater than five years" category. This includes equity and fixed assets.

(3) Impaired loans are classified in the "greater than five years" category.

(4) Based on past trends and the Asset Liability Management Guidelines issued by the Reserve Bank of India, the entire amount of non-interest-bearing non-maturity deposit accounts have been classifie d in the "greater than five years" category.

(5) Based on past trends and the Asset Liability Management Guidelines issued by the Reserve Bank of India, 75.0% of interest-bearing non-maturity deposit accounts have been classified in the "91-180 days" category and 25.0%. in the "greater than five years" category.

(6) The categorization for these items is different from that reported in the financial statements.

(7) Cash and cash equivalents include balances with the Reserve Bank of India required by its cash reserve ratio requirement. These balances are held in the form of overnight cash deposits but we classify the interest sensitive portion of these balances under the "91-180 days" category and the remainder in the "greater than five years" category.

Price Risk (Loan Portfolio)

The following table sets forth, for the period indicated, the impact of changes in interest rates on net interest revenue for fiscal 2002, assuming a parallel shift in yield curve at year-end fiscal 2001.

	At March 31, 2001							
	Change in interest rates (in basis points)							
	(100)		**(50)**		**50**		**100**	
	(in millions, except percentages)							
Rupee portfolio	Rs.	31	Rs.	15	Rs.	(15)	Rs.	(31)
Foreign currency portfolio		(26)		(13)		13		26
Total	Rs.	5	Rs.	2	Rs.	(2)	Rs.	(5)
Profit/(loss) as a % of net income		0.4%		0.2%		(0.2%)		(0.4%)

Based on our asset and liability position at March 31, 2001, the sensitivity model shows that net interest revenue from the loan portfolio for fiscal 2002 would fall by Rs. 5 million (US$ 107,000) if interest rates increased by 100 basis points during fiscal 2002. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest revenue for fiscal 2002 would rise by Rs. 5 million (US$ 107,000). Rs. 5 million was 0.4% of our net income for fiscal 2001.

Sensitivity analysis, which is based upon a one-day picture of our asset and liability position, is used for risk management purposes only and the model assumes that during the course of the year we make no other changes in our portfolio. Actual changes in net interest revenue will vary from the model.

The interest rate sensitivities shown above are for exposures in different markets where interest rate movements may not be perfectly correlated. Thus, the individual sensitivity figures need to be viewed in isolation and not as a net figure.

Price Risk (Trading Portfolio)

Trading activities are undertaken primarily to optimize the income from our regulatory fixed income portfolio and secondarily to enhance our earnings through profitable trading for our own account. A substantial proportion of our trading portfolio (75.1%) consisted of investments in government of India securities at March 31, 2001. We are required by law to invest 25.0% of our demand and time liabilities in specified securities, including government of India securities. Duration limits, holding period limits and stop-loss limits are used by us to manage risks for debt security positions in our trading book.

The following table sets forth, for the period indicated, the impact of changes in interest rates on a tax adjusted basis on the value of our rupee fixed income trading portfolio as a percentage of net income, assuming a parallel shift in yield curve at year-end fiscal 2001.

	At March 31, 2001									
	Change in interest rates (in basis points)									
	Portfolio Size		**(100)**		**(50)**		**50**		**100**	
	(in millions except percentages)									
Government of India securities(1)	Rs.	14,055	Rs.	343	Rs.	168	Rs.	(162)	Rs.	(318)
Corporate bonds		4,543		103	52		(45)			(92)
Total	Rs	18,598	Rs.	446	Rs.	220	Rs.	(207)	Rs.	(410)
Profit/(loss) as % of net income				34.2%		16.9%		(15.9%)		(31.4%)

_____

(1) For the purpose of analysis, certain quasi-government corporate securities are included as government of India securities.

At March 31, 2001, the total value of our rupee fixed income portfolio was Rs. 18.6 billion (US$ 397 million). Based on our asset and liability position at March 31, 2001, the sensitivity model shows that the value of the trading portfolio would fall, on a tax adjusted basis, by Rs. 410 million (US$ 9 million) or 31.4% of our net income for fiscal 2001. Conversely, if interest rates fell by 100 basis points, under the model, the value of this portfolio would rise, on a tax adjusted basis, by Rs. 446 million (US$ 10 million). The sensitivity of the value of our trading portfolio to changes in interest rates is largely due to the government of India securities we are required to hold under the Reserve Bank of India's statutory liquidity ratio requirement. Moreover, any decrease in the value of the trading portfolio will be reflected in our income statement.

As noted above, sensitivity analysis, which is based upon a one day picture of our asset and liability position, is used for risk management purposes only and the model assumes that during the course of the year we make no other changes in our portfolio. Actual changes in the value of the fixed income portfolio will vary from the model.

Equity Risk

Our equity positions include both equity securities and units of mutual funds. We only invest in equity securities in book-entry form, which decreases our settlement and liquidity risk. Our total exposure to these investments was nil at March 31, 2001 and Rs. 869 million at March 31, 2000. Position limits, stop-loss limits and holding period limits are used by us to manage risks for equity positions in the trading book. The Reserve Bank of India requires that the net exposure to the capital markets by way of investments in equity securities, equity oriented mutual funds, financing to share brokers – both fund and non-fund based – and loans against the security of equity shares should not exceed 5.0% of the total advances in a fiscal year.

Exchange Rate Risk

We offer foreign currency hedge instruments, such as interest rate swaps and forwards, to our clients which are primarily banks and highly rated corporate customers. We actively use cross currency swaps and forwards to hedge ourselves against exchange risks arising out of these transactions. Our trading activities in the foreign currency markets expose us to exchange rate risks. We mitigate this risk by setting counterparty limits, stipulating stop-loss limits by deal and limits on the loss of the entire foreign exchange trading floor, implementing an internal value at risk model for all trading positions and engaging in exception reporting.

Liquidity Risk

Liquidity risk arises in the funding of lending, trading and investment activities and in the management of trading positions. It includes both the risk of unexpected increases in the cost of funding our asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all our liability repayments on time and fund all investment opportunities.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. We fund our operations principally by accepting deposits from retail and corporate depositors. We also borrow in the short-term inter-bank market. Loan maturities and sale of investments also provide liquidity.

We use the majority of funds raised by us to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

We maintain a substantial portfolio of liquid high quality securities that may be sold on an immediate basis to meet the liquidity needs. We also have the option to manage our liquidity by borrowing in the inter-bank market on a short-term basis. While generally this market provides an adequate amount of liquidity, the interest rates at which funds are available can sometimes be volatile. We prepare regular maturity gap analyses to review our liquidity position.

The Reserve Bank of India issued a directive on asset liability management in February 1999. Starting from April 1, 1999, we were required to submit gap analysis on a quarterly basis to the Reserve Bank of India. Effective April 1, 2000, our liquidity gap (if negative) must not exceed 20.0% of outflows in the 0-28 day time category.

Operational and Legal Risk

The inspection department of Bank of Madura at Chennai now reports to our Methods and Inspection department at Chennai. The inspection of all branches of Bank of Madura is being conducted by this department, with the help of 13 inspecting officials and seven administrative staff members for follow up and rectification of irregularities. As soon as the software at Bank of Madura branches gets migrated into the software used in our branches, we propose to revise their audit checklist and reporting and rating formats so as to align them with those being currently used by us. The inspection department at Chennai also has a four-member information security audit team which conducts regular systems audit at the branches. Inspection at Bank of Madura branches has been conducted with the help of an audit tool software loaded onto the laptop computers of the inspecting officials. The branches with a credit portfolio of above Rs. 100 million are also subjected to concurrent audit.

Due to our vast geographical spread enhanced by the acquisition of Bank of Madura and our operations being largely transaction oriented, we are exposed to many types of operational risks. Operational risks are risks arising from non-adherence to systems and procedures or from frauds resulting in financial or reputation loss. The Methods and Inspection department is part of our operational risk group and the head of the Methods and Inspection department reports to the head of the Risk Management department. It inspects branches and conducts revenue and concurrent audits based on an inspection calendar drawn up each year. The primary objective of the inspection function is to ascertain and ensure that the business activities are carried out in accordance with our policies, systems and procedures. The Audit and Risk Committee of our board of directors reviews the inspection function each quarter. Any weakness noticed in either systems or procedures is addressed appropriately. The Reserve Bank of India requires us to have a process of concurrent audits at our branches handling large volumes, to cover a minimum of 50.0% of our business volumes. We have instituted systems to conduct concurrent audits, using reputed chartered accountancy firms, to cover about 75.0% of our business.

We have also introduced snap audits which will entail a quick review of the implementation of various procedures in key areas at the branches. These audits are intended to rectify any procedural irregularities, especially in newly opened branches and new activities.

We are subject to inspections conducted by the Reserve Bank of India under the Banking Regulation Act. The Reserve Bank of India has adopted the global practice of subjecting banks to examination on the basis of the CAMELS model, a model that assigns confidential ratings to banks based on their capital adequacy, asset quality, management, earnings, liquidity and systems and controls. We also have independent statutory audits conducted on a quarterly basis by auditors appointed by our shareholders.

We have re-engineered the audit process to make it more risk-oriented. We have assigned each operating group to a particular level of perceived operational risk. This then determines a level of capital to be allocated for unexpected losses from that operating group. Aggregation of these allocations across operating groups enables us to arrive at a capital allocation for operational risks. We have, on the basis of preliminary studies, decided to allocate capital to the extent of 0.1% of our stockholders' equity effective April 1, 2000 for operational risks. This capital allocation is not required by Indian regulations. We believe that we are among the first banks in India to have this capital allocation for operational risks.

There is regular monitoring of complaints at the branches to improve customer service. We intend to centralize our complaint tracking mechanisms.

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of the obligations of our customers and counterparties, including the foreclosure on collateral, creates legal risk. Changes in law and regulation could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts. For example, critical legal issues in the area of Internet banking are unresolved in India as well as other jurisdictions to which we would like to offer our products and services using the Internet. However, legislation has already been introduced in India in this area. Legal risk in other jurisdictions is also increased by the international reach of Internet delivery.

We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Our internal auditors scrutinize all loan documents to ensure that these are correctly drawn up to withstand scrutiny in court.

We have formulated a new product policy that requires the operating groups to test run their new products a certain number of times before launching them and to prepare detailed product profiles and requires each new product to be thoroughly evaluated by the Operational Risk Management Committee.

An independent Operations Department has been created to oversee our operations, branches and regional processing centers. All operational units report to the Head of Operations for operational matters.

Operational Controls and Procedures in Branches

We have operating manuals detailing the procedures for the processing of various banking transactions and the operation of our main application software, Finacle. Amendments to these manuals are implemented through circulars sent to all offices.

When taking a deposit from a new customer, we require the new customer to complete a relationship form, which details the terms and conditions for providing various banking services. Photographs of customers are also obtained for our records, and specimen signatures are scanned and stored in the system for online verification. We enter into a relationship with our customer only after the customer is properly introduced to us. When time deposits become due for repayment, the deposit is paid to the depositor. System generated reminders are sent to depositors before the due date for repayment. Where the depositor does not apply for repayment on the due date, the amount is transferred to an overdue deposits account for follow up.

We have a scheme of delegation of financial powers that sets out the monetary limit for each employee with respect to the processing of transactions in a customer's account. Withdrawals from customer accounts are controlled by dual authorization. Senior officers have delegated power to authorize larger withdrawals. Our operating system validates the check number and balance before permitting withdrawals. Cash transactions over Rs. 1 million (US$ 21,350) are subject to special scrutiny to avoid money laundering.

We have given importance to computer security. A comprehensive computer security manual has been provided to all offices. There is a system room in each office where the server is located. Access to the server room is regulated. Our banking software, Finacle, has multiple security features to protect the integrity of application and data. There are user access rights and terminal-based security features.

Operational Controls and Procedures for Internet Banking

The opening of a bank account online by a new customer is a two-step process. First, the customer fills out an online application, giving his personal details. Based on this preliminary information, we allot the customer a user ID and password. Second, the customer must send to us further documentation to prove the customer's identity, including a copy of the customer's passport, a photograph and specimen signature of the customer and a voided personal check so that we can contact his existing bank, if required. After the customer completes these formalities satisfactorily, we give him full access to his account online. For a description of the security features of our technology related to Internet banking, see "Technology".

Operational Controls and Procedures in Regional Processing Centers

To improve customer service at our physical locations, we handle transaction processing centrally by taking away such operations from branches. The centralization is being done both at the corporate office and on a regional basis. We started this process in September 1999 when we implemented the quasi-centralization of branch operations in important cities where we have more than one branch. We have centralized operations at regional processing centers in Mumbai, New Delhi, Chennai, Bangalore, Hyderabad, Pune, Ahmedabad, Kolkata and Coimbatore. These regional processing centers process clearing checks and inter-branch transactions, make inter-city check collections, and engage in back office activities for account opening, standing instructions and auto-renewal of deposits.

In Mumbai, we have centralized transaction processing on a nationwide basis for transactions like the issue of ATM cards and PIN mailers, reconciliation of ATM transactions, monitoring of ATM functioning, issue of passwords to Internet banking customers and credit card transaction processing. Centralized processing has been extended to the issuance of personalized check books, back office activities of non-resident Indian accounts, opening of new bank accounts who seek web broking services and recovery of service charges for accounts for holding shares in book-entry form.

Operational Controls and Procedures in Treasury

Management believes that we have the highest level of automation in trading operations in India. We use technology to monitor risk limits and exposures on a near real-time basis. Our front office, back office and accounting and reconciliation functions are fully segregated in both the domestic treasury and foreign exchange treasury. The respective middle offices use various risk monitoring tools such as counterparty limits, position limits, exposure limits and individual dealer limits. Procedures for reporting breaches in limits are also in place.

Domestic Treasury. Our front office consists of dealers in fixed income securities, equity securities and inter-bank money markets. The dealers analyze the market conditions and take views on price movements. Thereafter, they strike deals in conformity with various limits relating to counterparties, securities and brokers. The deals are then forwarded to the back office for settlement.

Our middle office plays the role of a risk manager, reporting to the Risk Management Department, with an emphasis on market risk. The major functions of the middle office are to monitor counterparty limits, evaluate the mark-to-market impact on various positions taken by dealers and monitor market risk exposure of the investment portfolio.

Our back office undertakes the settlement of funds and securities. The back office exercises controls for minimizing operational risks, including deal confirmations with counterparties, verifies authenticity of counterparty checks and securities, ensures receipt of contract notes from brokers, monitors receipt of interest and principal amounts on due dates, ensures transfer of title in the case of purchases of securities, reconciles actual security holdings with the holdings pursuant to the records, and reports any irregularity or shortcoming observed.

Foreign Exchange Treasury. The major achievement of our foreign exchange treasury was its successful launch and implementation of a new web-based product for online conclusion of foreign exchange transactions for both our customers as well as branches acting on behalf of our customers. "FX Online" provides real time exchange rates for corporates customers who cannot only view the exchange rates but also put through the transactions. This is a totally automated online system, which has rates quoted on pre-set margins, with a facility for manual intervention if required.

The inter-bank foreign exchange operations are conducted through Reuters dealing systems. Brokered deals are concluded through voice systems. Deals done through Reuters systems are captured on a real time basis for processing. Deals carried out through voice systems are input in the system immediately by the dealers for processing. The entire process from deal origination to settlement and reconciliation takes place via straight through processing. The processing ensures adequate checks at critical stages. Our foreign exchange dealings are carried out within the guidelines and directives outlined by the Risk Management Department. Trade strategies are discussed frequently and decisions are taken based on the market forecasts, information and liquidity considerations. Dealers are assigned specific currencies for dealing to ensure focused attention. Trading operations are conducted in conformity with the code of conduct prescribed by internal and regulatory guidelines.

Our middle office is responsible for monitoring risk inherent to our operations. The middle office monitors counterparty limits, positions taken by dealers and adherence to various market risk limits set by the Risk Management Department.

Our back office procedures were put in place to ensure speedy processing, confirmation, accounting, confirmation matching, deal settlements and cash balance monitoring. Our back office systems are designed to minimize settlement risk. The matching and checking of counterparty confirmation of deals is fully automated.

Technology

With our focus on the application of technology to our business operations, particularly with respect to the Internet and electronic commerce solutions, we believe we are well positioned to continue to gain market share in our target market. We believe technology is the primary source of competitive advantage in the Indian banking sector. Our focus on technology emphasizes:

Electronic and online channels to:

- Reach new target customers;

- Enhance existing customer relationships;

- Offer easy access to our products and services; and

- Reduce distribution costs.

Application of information systems to:

- Effectively market to our target customers;

- Monitor and control risks; and

- Identify, assess and capitalize on market opportunities.

Technology Organization

Our technology initiatives are undertaken in conjunction with ICICI Infotech Services Limited, the technology arm of the ICICI group and an ISO 9001 certified company. ICICI Infotech is divided into business groups, which include retail banking technology, corporate banking technology, infrastructure (comprising network management and technology operations), software development and web technology.

Electronic and Online Channels

At March 31, 2001, 89 branches and 34 extension counters were completely automated to ensure prompt and efficient delivery of products and services. We use the branch banking software, Finacle, which is flexible and scalable and integrates well with our electronic delivery channels.

Our ATMs are from NCR and Diebold, the world's leading vendors. These ATMs work with our main banking software system, Finacle, and are proposed to be integrated with the recently launched credit card system. At March 31, 2001, we had 510 ATMs across the country.

Our telephone banking call centers use an Interactive Voice Response System (IVRS). The call centers are based on the latest technology, providing an integrated customer database that allows the call agents to get a complete overview of the customer's relationship with other ICICI group companies and us. The database enables customer segmentation and assists the call agent in identifying cross-selling opportunities. We are implementing a technology architecture which enables a customer to access any product from any channel.

We believe that the Internet in India will help accelerate our customer acquisition rate through our Internet banking service. We expect the Internet to emerge as a key service delivery channel in the future.

We continually seek to complement our delivery channels and product offerings with strategic alliances.

Application of Information Systems

Treasury and Trade Finance Operations

We believe we have one of the most technologically sophisticated treasury operations in India. We use technology to monitor risk limits and exposures on a real time basis. We have invested significantly to acquire advanced systems from IBM, Reuters and TIBCO and connectivity to the SWIFT network.

Banking Application Software

We have installed an advanced banking system which addresses our corporate banking as well as retail banking requirements. It is robust, flexible and scalable and allows us to effectively and efficiently serve our growing customer base.

High-Speed Electronic Communications Infrastructure

We have installed a nationwide data communications network linking all our offices. The network design is based on a mix of dedicated leased lines and satellite links to provide for reach and redundancy which is imperative in a vast country like India. The communications network is monitored 24 hours a day using advanced network management software. We also use a sophisticated data center in Mumbai for centralized data base management, data storage and retrieval.

Security Features of Our Technology

We depend heavily on our technological base to provide our customers with high-quality service. Security is critical due to the diversity of product delivery platforms and the inherently sensitive nature of banking transactions. We use well laid out processes including access control, complex passwords and dual authentication. For our Internet banking service, we use 128 bit encryption, secure socket layer technology, digital certificates, multiple firewalls and isolation of web servers.

Recognition for Technology Usage

We have received various awards for our innovative use of technology. Bank Technology News International, in their November 1997 issue, listed us as among the 43 True Internet Banks outside the United States. The Financial Times, London and UUNET, UK have consistently rated our web site as a "highly commended" for the last three years. In 1998, we also received the Computer Society of India — Tata Consultancy Services National Award for best information technology usage. In March 2000, Forbes Global ranked our web site as one of the top 15 banking sites in the world.

Quoting our Internet based Corporate Infinity as a product having a wide range of functionality, including a customized "share ticker", the Asian Banker's Journal awarded our Corporate Infinity product the top position among all banks with similar products in Asia in 2000, along with the Bank of the Philippine Islands' Expresslink and Overseas Union Bank's Business Internet Banking.

Competition

We face strong competition in all our principal areas of business from Indian public sector banks, private sector banks, foreign banks and mutual funds. We believe that our principal competitive advantage over our competitors arises from our use of technology, our innovative products and services and our highly motivated and experienced staff. In addition, ICICI has long-standing customer relationships which we continue to leverage to cross-sell our products and services. Because of these factors, we believe that we have a strong competitive position in the Indian financial services market.

Corporate Banking

Our principal competition in corporate lending comes from public sector banks, which have built extensive branch networks that have enabled them to raise low cost deposits and, as a result, price their loans very competitively. Supported by their large retail deposit bases, public sector banks have over 80.0% of the market share for working capital financing. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. We have been able, however, to build a quality loan portfolio without compromising our minimum lending rates, because of our efficient service and prompt turnaround times that are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach.

Foreign banks have traditionally served Indian corporates with cross-border trade finance, fee-based services and other short-term financing products. We effectively compete with foreign banks in cross-border trade finance as a result of our strong correspondent banking relationships with over 105 international banks, our SWIFT- enabled corporate branches and customized trade financing solutions. We have established strong fee-based cash management services and compete with foreign banks due to our technological edge and competitive pricing strategies.

Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, the ICICI group's strong corporate relationships and our ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

Retail Banking

In the retail banking market, we face strong competition from commercial banks and mutual funds. Indian commercial banks attract the majority of retail bank deposits, historically the preferred retail savings product in India. We have leveraged the ICICI group's corporate relationships to gain individual customer accounts through payroll management products such as Power Pay and will continue to pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers and the Internet to reach our customers.

With access to the latest technology and the benefit of strategies developed in mature and highly competitive overseas markets, several foreign banks have recently started to target middle and upper middle class retail customers, particularly salary earners. These banks have installed ATM networks and introduced utility bill payment schemes, mortgages and personal loans.

We also face competition from foreign banks and some new private sector banks in the areas of retail deposits and credit cards. Citibank launched a savings bank product to attract the middle income group. Other new private sector banks have been launching international debit cards and other innovative deposit schemes. There could be an increase in the consolidation of private sector banks that seek to exploit synergies of branch networks and technologies and realize economies of scale.

Mutual funds have emerged as another source of competition to us from 2000 wherein the government of India waived the tax on dividends received from mutual funds. This change has made mutual fund offerings a viable alternative to bank deposits.

General

The following table gives a comparison pursuant to Indian GAAP of the relative levels of deposits and loans of leading foreign banks and new private sector banks in India.

	At March 31,							
	1999		**2000**		**1999**		**2000**	
	Deposits				**Loans(1)**			
	(in billions)							
Total commercial banks	Rs.	7,711.3	Rs	9,003.1	Rs	4,513.5	Rs	4,622.8
Total foreign banks		474.6		493.2		386.8		463.3
Of which leading banks are:								
Citibank NA	Rs.	94.4	Rs.	102.0	Rs.	59.4	Rs.	75.4
ANZ Grindlays Bank		86.9		84.8		57.7		62.2
Hong Kong and Shanghai Banking Corporation		63.9		87.5		40.9		62.7
Standard Chartered Bank		53.5		50.1		44.4		55.1
Bank of America		35.0		25.1		43.5		38.8
Deutsche Bank		21.3		21.7		23.9		27.1
ABN Amro Bank		18.8		34.2		25.9		52.4
Total new private sector banks	Rs.	308.1	Rs.	466.8	Rs.	211.1	Rs.	311.0
Of which leading banks are:								
ICICI Bank	Rs.	60.7	Rs.	98.7	Rs.	34.4	Rs.	52.6
IndusInd Bank		50.2		65.5		32.3		42.9
Global Trust Bank		41.0		62.0		30.2		44.0
HDFC Bank		29.2		84.3		24.4		58.8
Centurion Bank		21.4		38.7		18.3		29.1

_____

(1) Loans include advances and investments in non-statutory liquidity ratio securities.

Data is not available for most of the other banks as at March 31, 2001.

Source: Reserve Bank of India publications.

Employees

At March 31, 2001, we had 4,491 employees, an increase from 1,344 employees at March 31, 2000 and 891 employees at March 31, 1999. Of the 4,491 employees at March 31, 2001, 1,785 were professionals, holding degrees in management, accountancy, engineering, law, computer science, economics and banking.

We consider our relations with our employees to be good. Our human resource practices are open and transparent.

We have taken over 2,716 employees of Bank of Madura consequent to our acquisition in March 2001.The employees of Bank of Madura in the grade of clerks and sub-staffs are unionized. Similarly, the officers of Bank of Madura have an officers association. We have a cordial relationship with this Union and this officers association. We were able to realign the service conditions and compensation structure of the officers who came to us from Bank of Madura, which is now comparable with the one existing for our officers. Similarly, the service conditions of the clerical and sub-staff employees are being reworked as suitable to the changing environment.

To encourage commitment to results and productivity, our board of directors had approved an employee stock option scheme, which was approved by our shareholders at an extraordinary general meeting on February 21, 2000. For further details on this scheme, see "Management — Employee Stock Option Scheme".

In addition to basic compensation, employees are eligible to receive loans from us at subsidized rates and to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute a defined amount, is a savings scheme, required by government regulation, under which we at present are required to pay to employees a minimum 9.5% annual return. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the 9.5% annual return requirement since inception of the funds. We have also set up a superannuation fund to which we contribute defined amounts. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

. In accordance with our corporate policy, all our employees, other than those who are executive directors, retire at the age of 58 years or 60 years depending on the date of commencement of their service with us.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

We had a principal office network consisting of 355 branches, 34 extension counters and 510 ATMs at March 31, 2001. These facilities are located throughout India. 40 of these facilities are located on properties owned by us, while the remaining facilities are located on leased properties. The net book value of all our owned properties at March 31, 2001 was Rs. 1.4 billion (US$ 31 million), which includes 205 apartments and two residential facilities for our employees.

Legal and Regulatory Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business. However, excluding the legal proceedings discussed below, we are not a party to any proceedings and no proceedings are known by us to be contemplated by governmental authorities or third parties, which, if adversely determined, may have a material adverse effect on our financial condition or results of operations.

At March 31, 2001, we had been assessed an aggregate of Rs. 1.5 billion (US$ 32 million) in income tax, interest tax and sales tax demands by the government of India's tax authorities for past years ended March 31, 2001 which has been paid in full to the tax authorities. We have appealed the tax demands for Rs. 707 million (US$ 15 million), which represents the disputed amount. We believe that we have a good chance of success in these appeals for the following reasons:

- A major portion of the disputed tax demands consists of treatment of depreciation claim on leased assets. In accordance with the expert opinion obtained by us, the tax treatment adopted by us is in conformity with industry practice and in our view, the demand by the Indian tax authorities cannot be substantiated. Moreover, these tax demands are recoverable from lessees of assets under various lease agreements. Accordingly, we have not provided for or disclosed this tax demand as a contingent liability.

- The Indian appellate authorities have ruled in our favor in respect of the deductibility of software expenses. The Indian tax authorities, however, have appealed against this ruling that is pending adjudication before a higher appellate authority.

- We have treated interest accrued on securities at the time of their purchase as revenue expenditure in accordance with standard accounting practices and the Reserve Bank of India guidelines. The Indian tax authorities have, however, treated such interest as capital expenditure.

SELECTED FINANCIAL AND OPERATING DATA

Our selected financial and other data for and at year-end fiscal 1997, 1998, 1999, 2000 and 2001 have been derived from our financial statements prepared in accordance with US GAAP. These financial statements have been audited by KPMG, independent accountants. You should read the following data with the more detailed information contained in "Operating and Financial Review and Prospects" and our financial statements. Historical results do not necessarily predict the results in the future.

	Year ended March 31,					
	1997	**1998**	**1999**	**2000**	**2001**	**2001(1)**
	(in millions, except per common share data)					
Selected income statement data:						
Interest revenue	Rs. 1,843	Rs. 2,579	Rs. 5,390	Rs. 8,434	Rs. 12,406	US$ 265
Interest expense	(1,170)	(1,854)	(4,244)	(6,656)	(8,408)	(180)
Net interest revenue	673	725	1,146	1,778	3,998	85
Provision for loan losses	(187)	(360)	(540)	(427)	(1,082)	(23)
Net interest revenue after provisions for loan losses	486	365	606	1,351	2,916	62
Non-interest revenue, net	317	591	866	1,759	1,754	37
Net revenue	803	956	1,472	3,110	4,670	99
Non-interest expense	(406)	(554)	(799)	(1,329)	(3,104)	(66)
Income before taxes	397	402	673	1,781	1,566	33
Income tax expense	(155)	(104)	(170)	(379)	(258)	(5)
Net income	Rs. 242	Rs. 298	Rs. 503	Rs. 1,402	Rs. 1,308	US$ 28
Per common share data:						
Net income–basic	Rs. 1.61	Rs. 1.84	Rs. 3.05	Rs. 8.49	Rs. 6.60	US$ 0.13
Net income – diluted	1.61	1.84	3.05	8.49	Rs. 6.60	0.13
Dividends	1.00	1.00	1.20	1.51	2.00	–
Book value	11.67	14.98	17.15	57.86	74.00	1.58
Common shares outstanding at end of period (in millions of common shares)	150	165	165	196.82	220.36	
Weighted average common shares outstanding – basic (in millions of common shares)	150	162	165	165.09	198.24	
Weighted average common shares outstanding – diluted (in millions of common shares)	150	162	165	165.11	198.24	

(1) Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$1.00.

	At March 31,					
	1997	**1998**	**1999**	**2000**	**2001**	**2001(1)**
			(in millions)			
Selected balance sheet data:						
Total assets......................................	Rs. 19,766	Rs. 35,278	Rs. 76,265	Rs.130,386	Rs. 220,008	US $4,696
Cash and cash equivalents(2)	4,099	8,728	19,928	36,361	47,306	1,010
Trading account assets..................	3	7,387	15,822	28,228	18,725	400
Loans, net(3)..................................	8,374	12,765	27,597	46,986	93,030	1,986
Securities available for sale….......	3,816	1,476	3,963	4,709	24,787	529
Securities held to maturity ……..	—	-	-	-	10,944	234
Impaired loans, net........................	—	179	733	670	2,428	52
Total liabilities..............................	18,016	32,807	73,435	118,999	203,701	4,348
Long-term debt(4).........................	89	129	1,764	2,476	2,421	52
Deposits...	13,476	26,290	60,729	98,660	164,254	3,506
Stockholders' equity......................	1,750	2,471	2,830	11,387	16,307	348
Period average(5):						
Total assets....................................	15,958	26,661	53,325	87,264	137,033	2,925
Interest-earning assets	11,730	19,467	42,521	68,982	105,697	2,256
Loans, net(3)..................................	7,224	9,498	18,546	31,148	57,889	1,236
Total liabilities..............................	14,270	24,351	50,657	83,967	123,186	2,629
Interest-bearing liabilities.............	9,484	17,185	41,212	66,897	90,993	1,942
Long-term debt	76	109	1,127	1,752	1,716	37
Total deposits................................	9,923	18,539	39,455	67,309	93,514	1,996
Of which:						
Interest-bearing deposits	7,753	15,140	35,916	59,881	81,009	1,729
Stockholders' equity......................	1,688	2,310	2,668	3,297	13,847	296

	At or for the year ended March 31,				
	1997	**1998**	**1999**	**2000**	**2001**
			(in percentages)		
Profitability:					
Net income as a percentage of:					
Average total assets......................................	1.52%	1.12%	0.94%	1.61%	0.95%
Average stockholders' equity....................................	14.34	12.90	18.85	42.52	9.45
Dividend payout ratio(6)	61.98	59.89	43.30	19.60	37.13
Spread(7)	3.37	2.46	2.38	2.28	2.50
Net interest margin(8)..	5.74	3.72	2.70	2.58	3.78
Cost-to-income ratio(9)	41.01	42.10	39.71	37.57	53.96
Cost-to-average assets ratio(10)...............................	2.54	2.08	1.50	1.52	2.27
Capital:					
Total capital adequacy ratio(11)...............................	13.04	13.48	11.06	19.64	11.57
Tier 1 capital adequacy ratio(11)	12.71	13.38	7.32	17.42	10.42
Tier 2 capital adequacy ratio(11)	0.33	0.10	3.74	2.22	1.15
Average stockholders' equity as a percentage of					
average total assets..	10.58	8.66	5.00	3.78	10.10
Asset quality:					
Gross impaired loans as a percentage of gross					
loans..	2.18	4.58	5.66	2.97	5.52
Net impaired loans as a percentage of net loans	—	1.40	2.66	1.43	2.61
Net impaired loans as a percentage of total assets...	—	0.51	0.96	0.51	1.10
Allowance for loan losses as a percentage of					
gross impaired loans..	100.00	70.36	54.56	52.75	54.10
Allowance for loan losses as a percentage of					
gross total loans	2.18	3.22	3.09	1.57	2.98

_____

(1) Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.

(2) Includes interest bearing deposit with banks.

(3) Net of allowance for loan losses in respect of impaired loans.

(4) Includes current portion of long term debt.

(5) Average balances are the daily average outstanding amounts.

(6) Represents the ratio of total dividends payable on common stock, including the dividend distribution tax, as a percentage of net income.

(7) Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest- bearing liabilities.

(8) Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9) Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(10) Represents the ratio of non-interest expense to average total assets.

(11) Our capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on our financial statements prepared in accordance with Indian GAAP. Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with US GAAP was 11.69% at March 31, 2001. Using the same basis of computation, our Tier 1 capital adequacy ratio was 10.60% and our Tier 2 capital adequacy ratio was 1.09% at March 31, 2001. See "Operating and Financial Review and Prospects — Financial Condition — Capital".

(12) Figures for fiscal 2000 have been regrouped and reclassified. Please see the notes to our financial statements for a more-detailed description.

Average Balance Sheet

The average balance is the daily average of balances outstanding. The amortized portion of loan origination fees (net of loan origination costs) is included in interest revenue on loans, representing an adjustment to the yield. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include impaired loans and are net of allowance for loan losses. We have not recalculated tax-exempt income on a tax-equivalent basis because we believe the effect of doing so would not be significant. The following tables set forth, for the periods indicated, the average balances of our assets and liabilities outstanding, which are major components of interest revenue, interest expense and net interest margin.

	Year ended March 31, 2000			Year ended March 31, 2001		
	Average balance	**Interest revenue/ expense**	**Average yield/cost**	**Average balance**	**Interest revenue/ expense**	**Average yield/cost**
			(in millions, except percentages)			
Assets:						
Interest-earning assets:						
Cash, cash equivalents and trading assets(1)	Rs. 31,817	Rs. 3,184	10.01%	Rs. 31,278	Rs. 2,978	9.52%
Securities, available for sale (2)	6,017	684	11.37	11,889	1,217	10.24
Securities, held to maturity	-	-	-	4,641	543	11.70
Loans, net	31,148	4,437	14.24	57,889	7,419	12.82
Other interest income(3)	—	129	—	—	249	—
Total interest-earning assets	68,982	8,434	12.23	105,697	12,406	11.74
Non-interest-earning assets:						
Cash and cash equivalents(4)	7,273			16,131		
Acceptances	7,356			10,727		
Property and equipment	1,777			2,290		
Other assets	1,876			2,188		
Total non-earning assets	18,282			31,336		
Total assets	Rs. 87,264	Rs. 8,434		Rs.137,033	Rs. 12,406	
Liabilities:						
Interest-bearing liabilities:						
Savings account deposits	Rs. 3,530	Rs. 118	3.34%	Rs. 8,598	Rs. 244	2.83%
Time deposits	56,351	5,671	10.06	72,411	7,017	9.69
Long-term debt	1,752	244	13.93	1,716	240	13.99
Trading account and other liabilities	5,264	623	11.84	8,268	907	10.97
Total interest-bearing liabilities	66,897	6,656	9.95	90,993	8,408	9.24
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	7,428			12,505		
Other liabilities	9,642			19,688		
Total non-interest-bearing liabilities	17,070			32,193		
Total liabilities	Rs. 83,967	Rs. 6,656		Rs.123,186	Rs. 8,408	
Stockholders' equity	Rs. 3,297			Rs. 13,847		
Total liabilities and stockholders' equity	Rs. 87,264			Rs.137,033		

	Year ended March 31, 1998			Year ended March 31, 1999		
	Average balance	Interest revenue/ expense	Average yield/cost	Average balance	Interest revenue/ expense	Average yield/cost
	(in millions, except percentages)					
Assets:						
Interest-earning assets:						
Cash, cash equivalents and trading assets(1)	Rs. 8,637	Rs. 913	10.57%	Rs. 21,143	Rs. 2,297	10.86%
Securities(2)	1,332	148	11.11	2,832	305	10.77
Loans, net	9,498	1,499	15.78	18,546	2,707	14.60
Other interest income(3)	—	19	—	—	81	—
Total interest-earning assets	19,467	2,579	13.25	42,521	5,390	12.68
Non-interest-earning assets:						
Cash and cash equivalents(4)	2,776			4,345		
Acceptances	2,575			4,388		
Property and equipment	910			1,704		
Other assets	933			367		
Total non-earning assets	7,194			10,084		
Total assets	Rs. 26,661	Rs. 2,579		Rs. 53,325	Rs. 5,390	
Liabilities:						
Interest-bearing liabilities:						
Savings account deposits	Rs. 815	Rs. 28	3.44%	Rs. 1,569	Rs. 54	3.44%
Time deposits	14,325	1,590	11.10	34,347	3,653	10.64
Long-term debt	109	16	14.68	1,127	155	13.75
Trading account and other liabilities	1,936	220	11.36	4,169	382	9.16
Total interest-bearing liabilities	17,185	1,854	10.79	41,212	4,244	10.30
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	3,399			3,539		
Other liabilities	3,767			5,906		
Total non-interest-bearing liabilities	7,166			9,445		
Total liabilities	Rs. 24,351	Rs. 1,854		Rs. 50,657	Rs. 4,244	
Stockholders' equity	Rs. 2,310			Rs. 2,668		
Total liabilities and stockholders' equity	Rs. 26,661			Rs. 53,325		

	1997		
	Average balance	Interest revenue/ expense	Average yield/cost
	(in millions, except percentages)		
Assets:			
Interest-earning assets:			
Cash, cash equivalents and trading assets(1)	Rs. 1,159	Rs. 81	6.99%
Securities(2)	3,347	421	12.58
Loans, net	7,224	1,341	18.56
Other interest income(3)	—	—	—
Total interest-earning assets	11,730	1,843	15.71
Non-interest-earning assets:			
Cash and cash equivalents(4)	1,287		
Acceptances	2,507		
Property and equipment	212		
Other assets	222		
Total non-earning assets	4,228		
Total assets	Rs.15,958	Rs. 1,843	
Liabilities:			
Interest-bearing liabilities:			
Savings account deposits	Rs. 304	Rs. 10	3.29%
Time deposits	7,449	962	12.91

	1997		
	Average balance	Interest revenue/ expense	Average yield/cost
	(in millions, except percentages)		
Long-term debt	76	13	17.11
Trading account and other liabilities..	1,655	185	11.18
Total interest-bearing Liabilities........	9,484	1,170	12.34
Non-interest-bearing liabilities:			
Non-interest-bearing deposits.............	2,170		
Other liabilities	2,616		
Total non-interest-bearing liabilities..	4,786		
Total liabilities	Rs.14,270	Rs. 1,170	
Stockholders' equity............................	Rs. 1,688		
Total liabilities and stockholders' equity	Rs.15,958		

_____

(1) Includes government of India securities in trading book, inter-bank deposits and lending, commercial paper, certificate of deposits and equity securities.

(2) Includes corporate debt securities, government of India securities held as available for sale and mutual fund units.

(3) Includes interest income earned on balances maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement, which is 8% of our demand and time liabilities as at March 31, 2001, excluding certain specified liabilities. See "Supervision and Regulation — Legal Reserve Requirements — Cash Reserve Ratio". Up to fiscal 1997, no interest was payable by the Reserve Bank of India on these balances. The Reserve Bank of India pays interest of 4.0% per annum on balances in excess of 3.0% of our demand and time liabilities.

(4) Includes balances maintained with the Reserve Bank of India pursuant to the cash reserve ratio requirement.

Analysis of changes in Interest Revenue and Interest Expense Volume and Rate Analysis

The following table sets forth, for the periods indicated, the changes in the components of our net interest revenue.

	Fiscal 1998 vs. Fiscal 1997			Fiscal 1999 vs. Fiscal 1998		
	Increase (decrease)(1) due to			Increase (decrease)(1) due to		
	Net Change	Change in Average Volume	Change in Average Rate	Net Change	Change in Average Volume	Change in Average Rate
	(in millions)					
Interest revenue:						
Cash, cash equivalents and trading assets	Rs. 832	Rs. 790	Rs. 42	Rs. 1,384	Rs. 1,359	Rs. 25
Securities..................................	(273)	(224)	(49)	157	162	(5)
Loans, net.................................	158	359	(201)	1,208	1,321	(113)
Other interest income	19	19	—	62	62	—
Total interest revenue	Rs. 736	Rs. 944	Rs. (208)	Rs. 2,811	Rs. 2,904	Rs. (93)
Interest expense:						
Savings account deposits........	Rs. 18	Rs. 18	Rs. —	Rs. 26	Rs. 26	Rs. —
Time deposits..........................	628	763	(135)	2,063	2,129	(66)
Long-term debt.........................	3	5	(2)	139	140	(1)
Trading account and other liabilities	35	32	3	162	205	(43)
Total interest expense..............	Rs. 684	Rs. 818	Rs. (134)	Rs. 2,390	Rs. 2,500	Rs. (110)
Net interest Revenue	Rs. 52	Rs. 126	Rs. (74)	Rs. 421	Rs. 404	Rs. 17

| | Fiscal 2000 vs. Fiscal 1999 | | | Fiscal 2001 vs. Fiscal 2000 | | |
| | Increase (decrease)(1) due to | | | Increase (decrease)(1) due to | | |
	Net Change	Change in Average Volume	Change in Average Rate	Net Change	Change in Average Volume	Change in Average Rate
	(in millions)					
Interest revenue:						
Cash, cash equivalents and trading assets	Rs. 887	Rs. 1,068	Rs. (181)	Rs. (206)	Rs. (51)	Rs. (155)
Securities, available for sale	379	362	17	533	601	(68)
Securities, held to maturity	—	—	—	543	543	—
Loans, net	1,730	1,795	(65)	2,982	3,427	(445)
Other interest income	48	48	—	120	120	—
Total interest revenue	Rs. 3,044	Rs. 3,273	Rs. (229)	Rs. 3,972	Rs. 4,640	Rs. (668)
Interest expense:						
Savings account deposits	Rs. 64	Rs. 66	Rs. (2)	Rs. 126	Rs. 144	Rs. (18)
Time deposits	2,018	2,214	(196)	1,346	1,556	(210)
Long-term debt	89	87	2	(4)	(5)	1
Trading account and other liabilities	241	130	111	284	330	(46)
Total interest expense	Rs. 2,412	Rs. 2,497	Rs. (85)	Rs. 1,752	Rs. 2,025	Rs. (273)
Net interest Revenue	Rs. 632	Rs. 776	Rs. (144)	Rs. 2,220	Rs. 2,615	Rs. (395)

_____

(1) The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

| | Year ended March 31, | | | | |
	1997	1998	1999	2000	2001
	(in millions, except percentages)				
Interest revenue	Rs. 1,843	Rs. 2,579	Rs.5,390	Rs.8,434	Rs. 12,406
Average interest-earning assets	11,730	19,467	42,521	68,982	105,697
Interest expense	1,170	1,854	4,244	6,656	8,408
Average interest-bearing liabilities	9,484	17,185	41,212	66,897	90,993
Average total assets	15,958	26,661	53,325	87,264	137,033
Average interest-earning assets as a percentage of average total assets	73.5%	73.0%	79.7%	79.0%	77.1%
Average interest-bearing liabilities as a percentage of average total assets	59.4	64.5	77.3	76.7	66.4
Average interest-earning assets as a percentage of average interest-bearing liabilities	123.7	113.3	103.2	103.1	116.2
Yield	15.71	13.25	12.68	12.23	11.74
Cost of funds	12.34	10.79	10.30	9.95	9.24
Spread(1)	3.37	2.46	2.38	2.28	2.50
Net interest margin(2)	5.74	3.72	2.70	2.58	3.78

_____

(1) Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(2) Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements. The following discussion is based on our audited financial statements, which have been prepared in accordance with US GAAP.

Introduction

Our loan portfolio, financial condition and results of operations have been, and in the future, are expected to be influenced by economic conditions, particularly industrial growth, in India and certain global developments, particularly in commodity prices relating to the business activities of our corporate customers. For ease of understanding the discussion of our results of operations that follows, you should consider the introductory discussion of these macroeconomic factors.

Indian Economy

Overall GDP growth in the Indian economy declined continuously over the last three years. Growth slowed down to 5.2% in fiscal 2001 from 6.4% in fiscal 2000 and 6.6% in fiscal 1999. Lower growth in fiscal 2001 was primarily due to lower growth in agricultural sector and industrial sector particularly manufacturing and electricity. Growth in 2000 was affected by a slowdown in the agricultural sector. However, growth in industrial production which had slowed to 4.1% in fiscal 1999 from 6.6% in fiscal 1998, recovered to 6.7% in fiscal 2000. Growth between fiscal 1997 and 1999 was affected by a slow down in the global economy stemming from the economic crisis in Asia, Russia and elsewhere.

Agricultural growth was negative for the last two years with production falling by 6.5% in fiscal 2001 on top of a decline of 0.7% in fiscal 2000. This is the first time in the last 10 years that there were two successive years of negative growth rates in agricultural production. Growth in industrial production in India slowed to 5.1% in fiscal 2001 from 6.7% in fiscal 2000 primarily due to lower growth rates experienced by both the manufacturing and electricity sectors. Manufacturing grew by 5.4% in fiscal 2001 compared to 7.1% in fiscal 2000 while electricity production increased by 4.0% in fiscal 2001compared to 7.3% in fiscal 2000. There was a higher growth rate in fiscal 2001 compared to fiscal 2000 only in the consumer goods segment while lower growth rates were experienced by capital goods, basic goods and intermediate goods in fiscal 2001. Industrial production slowed again in fiscal 1999 to 4.1% from 6.6% in fiscal 1998 and 6.1% in fiscal 1997.

Average inflation, as measured by the wholesale price index, remained below 7.0% in each of fiscal 1997, 1998, 1999 and 2000. Inflation was 7.2% in fiscal 2001 mainly due to an increase of 28.5% in prices of fuel products. The price increase in primary and manufactured products was 2.9% and 3.3%, respectively. Therefore, inflation during fiscal 2001 was a cost-push driven phenomenon with the hardening of global crude oil prices feeding directly into domestic prices. In the first three months of fiscal 2002, average inflation was lower at 5.5% compared to 6.5% during the same period of last year.

The rupee came under some pressure in the first half of fiscal 2001 due to the increased demand for dollars arising out of oil imports and the slowing down of capital flows. External sector developments during fiscal 2001 were significantly influenced by the global environment and the uncertainty surrounding equity markets affected portfolio flows. With pressure mounting on the balance of payments during the first half of fiscal 2001, the State Bank of India came out successfully with the India Millennium Deposits in the total amount of US$ 5.5 billion, which brought about a turnaround in the balance of payments position. The India Millennium Deposits was a scheme launched by the State Bank of India for non-resident Indians and overseas corporate bodies in October 2000 for a tenure of five years to raise foreign currency to alleviate the balance of payments position. Foreign exchange reserves were US$ 42.3 billion at March 30, 2001 and rose to US$ 43.8 billion at August 3, 2001.

Industrial growth in April-May 2001 was 2.6% compared to 6.2% in April-May 2000. The overall growth in industry during fiscal 2002 will affect the performance of the banking sector as it will affect the level of credit disbursed by banks. If industrial growth does not pick up, it could affect the overall growth prospects of our business, including our ability to grow, the quality of our assets and our ability to implement our strategy.

Regional Hostilities and Terrorist Attacks

India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. Currently, there are tensions involving Afghanistan, a neighbor of Pakistan. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs. This is important in the current context, as the terrorist attacks in the US in September 2001 have affected the markets all over the world. The possible prolonged battle against terrorism by the US could lengthen these regional hostilities and tensions thereby affecting the Indian economy as well as our business and the price of our equity shares and our ADSs.

Banking Sector

According to the Reserve Bank of India's data, total deposits of all commercial banks have increased by 17.9% in fiscal 1999, 13.9% in fiscal 2000 and 17.7% in fiscal 2001. In fiscal 1999, the government-controlled State Bank of India, the largest commercial bank in India, issued bonds, totaling Rs. 179.5 billion (US$ 4.1 billion), to non-resident Indians living abroad. These bonds increased the level of deposits in fiscal 2001 because they counted as deposits. In fiscal 2000, growth in deposits slowed down as there was a shift in household preference from deposits to mutual funds with lower interest rates in general. In fiscal 2001, bank deposits increased mainly as a result of the India Millennium Deposits raised by the State Bank of India to augment overall foreign exchange reserves of the country. In fiscal 2001, approximately Rs. 256.6 billion of the India Millennium Deposits were included in the total deposits of all commercial banks. Excluding these deposits, bank deposits would have risen by only 14.9%.

According to the Reserve Bank of India's data, bank credit increased at a slower rate than total bank deposits in recent years, except in fiscal 2000. Bank credit grew by 9.6% in fiscal 1997, 16.4% in fiscal 1998, 13.8% in fiscal 1999, 18.2% in fiscal 2000 and 16.7% in fiscal 2001. These growth rates reflected the trend in growth in industrial production during these years. In fiscal 2000, a recovery in industrial growth pushed up the increase in credit growth rate. Banks in India also invest in commercial paper, medium and long-term bonds and, to a limited extent, in equity securities. Including these investments, the total growth in bank credit was 12.3% in fiscal 1997, 18.1% in fiscal 1998 and 16.4% in fiscal 1999. In fiscal 2000, growth was 17.9% as a result of improved growth in industrial production. However, in fiscal 2001, growth was lower at 15.1%, reflecting industrial slowdown.

In the first quarter of fiscal 2002, deposits have increased by 5.2% compared to 5.0% in the same period of last year. Bank credit on the other hand rose by only 1.4% compared to 5.5% last year, reflecting low industrial growth. Including also credit substitutes, bank credit has fallen by 0.5% in the first quarter of fiscal 2002 compared to a rise of 4.3% in the same period of last year.

In the last four fiscal years, there has been a downward movement in interest rates, barring intra-year periods when interest rates were higher temporarily due to extraneous circumstances. This movement was principally due to the Reserve Bank of India's policy of assuring adequate liquidity in the banking system and generally lowering the rate at which it would lend to Indian banks to ensure that corporate borrowers have access to funding at competitive rates. The Reserve Bank of India's primary motive has been to realign interest rates with the market to facilitate a smooth transition from a government-controlled regime in the early 1990s, when interest rates were heavily regulated, to a more market-oriented interest rate regime. Banks have generally followed the direction of interest rates set by the Reserve Bank of India and adjusted both their deposit rates and lending rates downwards. On July 21, 2000, the Reserve Bank of India reversed the downward movement of the last four fiscal years and announced an increase in the bank rate of 100 basis points. However, on February 16, 2001, the bank rate was reduced to 7.5% and then reduced to 7.0% on March 7, 2001, thus reversing the upward movements initiated earlier. The following table sets forth the decline in average deposit rates and average lending rates of five major public sector banks for the last five years.

Fiscal year	Average deposit rate for over one year term (range)	Average prime lending rate (range)
1997..	11.0-12.0%	14.5-15.0%
1998..	10.5-11.0	14.0
1999..	9.0-11.0	12.0-13.0
2000..	8.0-10.5	12.0-12.5
2001..	8.5-10.0	11.0-12.0
2002 (through June 29)..........................	8.0-9.5	11.0-12.0

_____

Source: Reserve Bank of India: Handbook of Statistics on Indian Economy, 2000, Annual Report 1999-2000 and Weekly Statistical Supplements.

In line with the general market trends illustrated in the above table, our average deposit rate for deposits with a maturity of greater than one year decreased to 8.0% in fiscal 2001 from 12.0% -14.5% in fiscal 1997. Our average prime lending rate range decreased to 13.5% in fiscal 2001 from 17.0%-18.5% in fiscal 1997. As of June 30, 2001, our deposit rate for deposits with a term of more than one year was 9.25% and our average prime lending rate for loans with a term of more than one year was 13.5%. Competing banks on an average have their prime lending rate at about 12.5%.

The issue of universal banking, which in the Indian context means combining commercial banks and long-term development financial institutions, has been discussed at length over the past few years. In its monetary and credit policy for fiscal 2001 and universal banking guidelines issued on April 28, 2001, the Reserve Bank of India announced that it would consider proposals from development financial institutions, like ICICI, who wish to transform themselves into banks on a case-by-case basis. As part of its efforts to transform itself into a universal bank, ICICI is considering various corporate structuring alternatives including the possibility of a merger between ICICI and ICICI Bank and the reorganization of its holdings in its subsidiary companies. In this respect, ICICI has initiated a dialogue with the government and regulatory agencies, including the Reserve Bank of India. As of the date of this annual report, no firm proposal for any such action has been approved by the board of directors or the shareholders of either ICICI or ICICI Bank. Any corporate action resulting from these discussions would be subject to approval of the board of directors, shareholders and the relevant corporate bodies and necessary statutory and regulatory approvals including from the Reserve Bank of India and the government of India. At this stage, there can be no certainty that any definitive agreement will be reached or that such agreement will be approved by the relevant regulatory agencies. In the event that ICICI Bank and ICICI were to merge, the businesses currently being conducted by ICICI would become subject for the first time to a number of banking regulations under Indian law, including directed lending, maintenance of a statutory reserve ratio and higher effective income tax rates. These regulatory changes will impact the profitability of the combined businesses in any new universal bank. The combined universal bank will have a different mix of assets and funding sources than the two separate companies. The impact of the statutory reserve ratio, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, may increase market risk in a combined universal bank. The income, profitability and market risk profile of any merged universal bank may therefore be adversely affected by the impact of these regulatory requirements. This may result in lower income in the initial years after conversion. Any combined universal bank may not be able to maintain the business, growth and financial performance of the two separate companies and any failure to do so could adversely affect the price of our equity shares and our ADSs.

Results of Operations

In spite of a slowdown in the economy between 1999 and 2001 and stress on certain core sectors of industry such as iron and steel and textiles, we were able to add to our assets and liabilities at a rapid pace since we were a relatively new entrant in the commercial banking sector and we were able to acquire new customers from public sector banks. Also in fiscal 2001, growth through the acquisition of Bank of Madura, an old private sector bank, helped us to expand our deposits and asset base. We cannot guarantee that we will be able to continue to achieve the same growth rates as those achieved in the last three fiscal years.

Effective March 10, 2001, Bank of Madura was acquired by us in an all stock merger. This acquisition was accounted for by us under the purchase method of accounting. Accordingly, the balance sheet at March 31, 2001 includes the assets and liabilities of Bank of Madura and the income statement for fiscal 2001 includes the income and expenses of Bank of Madura from March 10, 2001. As a result, our balance sheet at year-end fiscal 2001 was significantly affected and our income statement for fiscal 2001 was not significantly affected by the acquisition of Bank of Madura by us. Therefore, our balance sheet at year-end fiscal 2001 is not comparable to our balance sheet at year-end fiscal 2000. In the all stock merger, the shareholders of Bank of Madura received two of our equity shares for every share of Bank of Madura. After the merger, we became the largest private sector bank in India with assets of Rs. 220.0 billion (US$ 4.7 billion) and total deposits of Rs. 164.3 billion (US$ 3.5 billion) at March 31, 2001 compared to assets of Rs. 130.4 billion (US$ 2.8 billion) and total deposits of Rs. 98.7 billion (US$ 2.1 billion) at March 31, 2000. At March 31, 2001, the merged entity had a customer base of approximately 3.2 million and a network of 389 branches and extension counter and 510 ATMs spread across 237 cities in India. At March 31, 2000, we had a customer base of 0.6 million and network of 97 branches and extension counters and a 175 ATMs spread across 47 cities in India.

We ceased to be a subsidiary of ICICI as of March 22, 2001 and were accounted for under the equity method of accounting as of April 1, 2000, the beginning of the fiscal year in which the majority ownership of ICICI in ICICI Bank was deemed to be temporary, as a result of the following transactions : (a) Due to the all stock merger of Bank of Madura with us effective March 10, 2001, the ownership interest of ICICI in us was reduced from 62.2% to 55.6%, and (b) during March 2001, ICICI reduced its interest in us to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. This was in line with the Reserve Bank of India's directive that ICICI reduce its interest in ICICI Bank to not more than 40.0% over a period of time. During the first five months (April to August) of fiscal 2002, ICICI sold further equity shares of our Bank in the Indian secondary markets to institutional investors. At August 31, 2001, ICICI held 46.0% of our equity shares. From April 1, 2000, we were accounted for in ICICI's consolidated financial statements under the equity method of accounting.

We analyze our financial performance in terms of interest revenue earned from cash, cash equivalents, trading account assets (i.e., interest-earning liquid assets maintained by our domestic treasury for meeting reserve requirements), loans and securities as offset by interest expense incurred from deposits, long-term debt and trading account liabilities. We analyze our average cost of deposits, yield on loans and returns from our trading portfolio and portfolio of available for sale securities on a regular basis. Along with these measures, we also focus on the gross impaired loans, allowance for loan losses, non-interest revenue and non-interest expense to study our profitability. We discuss below these measures of financial performance.

Net Interest Revenue

Fiscal 2001 compared to Fiscal 2000

Net interest revenue increased 124.9% in fiscal 2001 compared to fiscal 2000 reflecting mainly the following factors:

- an increase of 53.2% in the average volume of interest-earning assets, and

- an increase of 120 basis points in the net interest margin to 3.78% in fiscal 2001 from 2.58% in fiscal 2000 and an increase of 22 basis points in our spread to 2.50% in fiscal 2001 from 2.28% in fiscal 2000.

The increase in our average volume of interest-earning assets was primarily due to a rise in our loans to higher rated corporate clients. During fiscal 2001, we continued to focus on this segment in close co-ordination with the group marketing arms of ICICI, namely the Major Clients Group and Growth Clients Group. During fiscal 2001, our net interest margin and our spread increased despite a decline in the yield on interest-earning assets as compared to fiscal 2000. This occurred as the decline in yield on assets was more than offset by the decline in cost of interest bearing liabilities.

The following table sets forth, for the periods indicated, the principal components of our net interest revenue (which reflects interest revenue from cash, cash equivalents and trading account assets, securities, loans and other assets minus interest expense on deposits, long-term debt and trading account and other liabilities). For further information on assets and liabilities, changes in interest revenue and interest expense volume and rate analysis, yields, spreads and margins for these periods, see "Selected Financial and Operating Data".

	Year ended March 31,			2001/2000 % change
	2000	2001	2001	
	(in millions, except percentages)			
Interest revenue				
Cash, cash equivalents and trading account assets..	Rs. 3,184	Rs. 2,978	US$ 64	(6.5)%
Securities - available for sale............…….....	684	1,217	26	77.9
Securities - held to maturity....................……...	-	543	12	-
Loans	4,437	7,419	158	67.2
Others	129	249	5	93.0
Total interest revenue	Rs. 8,434	Rs. 12,406	US$ 265	47.1
Interest expense				
Savings account deposits	Rs. 118	Rs. 244	US$ 5	106.8
Time deposits...	5,671	7,017	150	23.7
Long-term debt...	244	240	5	(1.6)
Trading account and other liabilities..…….....	623	907	20	45.6
Total interest expense	Rs. 6,656	Rs. 8,408	US$ 180	26.3
Net interest revenue ………...……………….	Rs. 1,778	Rs. 3,998	US$ 85	124.9

Interest revenue increased 47.1% in fiscal 2001 compared to fiscal 2000 reflecting an increase in the average volume of interest-earning assets, principally loans, offset by a decline in the gross yield on interest-earning assets. The average volume of loans increased by Rs. 26.7 billion (US$ 570 million) or 85.9% to Rs. 57.9 billion (US$ 1.2 billion) in fiscal 2001 compared to fiscal 2000. Our loan growth was due to an increase in our working capital loans and credit substitutes primarily to higher rated, large corporate clients acquired through our joint marketing efforts with ICICI through the Major Clients Group and the Growth Clients Group. For a further discussion of our joint marketing efforts, see "Business – Corporate Banking – Client Coverage". The decline in yield on interest-earning assets was primarily due to a 142 basis points decline in yield on loans to 12.82% in fiscal 2001 from 14.24% in fiscal 2000 and a decline in yield on securities by 72 basis points to 10.65% in fiscal 2001 from 11.37% in fiscal 2000. This decrease in yield on loans was mainly due to an increased volume of loans to higher rated clients which loans, consistent with market conditions, typically earn lower yields due to the lower credit risk associated with these borrowers. Our continued focus on top rated corporates to lower the risk profile of our portfolio resulted in approximately 94.0% of our incremental approvals to assets rated 'A' and above. Our yield was also impacted by our impaired loans on which we do not accrue interest.

The average volume of cash, cash equivalents and trading account assets decreased by Rs. 539 million (US$ 12 million) or 1.7% in fiscal 2001 compared to fiscal 2000 primarily due to a reclassification of securities from trading assets to available for sale and held to maturity during fiscal 2001 and a decrease in the stipulated reserve requirements of the Reserve Bank of India. Our trading portfolio primarily consists of government of India securities which are held to meet our statutory liquidity reserve requirements. For further discussion of regulatory requirements applicable to our business, see "Supervision and Regulation – Legal Reserve Requirements". The yield on cash, cash equivalents and trading account assets decreased 49 basis points in fiscal 2001. This was primarily caused by a general downtrend in the interest rates in the economy. Also, to bring down the risk due to changes in interest rates, we brought down the average duration of the portfolio, which in turn resulted in a reduction in the yield.

During the first quarter of fiscal 2001, investments were primarily kept in short-term assets, such as treasury bills and commercial papers. due to volatility in the foreign exchange markets, which could have impacted the interest rates in the securities market, resulting in a lower yield.

The average volume of our securities portfolio, consisting of available for sale and held to maturity securities, increased 174.7% to Rs. 16.5 billion (US$ 353 million) in fiscal 2001 from Rs. 6.0 billion (US$ 128 million) in fiscal 2000. The yield on these securities decreased to 10.65% in fiscal 2001 from 11.37% in fiscal 2000 primarily due to our purchase of lower yielding securities during fiscal 2001 in view the softening of interest rates in the Indian economy.

The average volume of our interest-bearing liabilities increased primarily due to an increase in time deposits which were 79.6% of average interest-bearing liabilities in fiscal 2001. The average volume of time deposits increased by Rs. 16.0 billion (US$ 342 million) or 28.5% to Rs. 72.4 billion (US$ 1.5 billion) in fiscal 2001 from Rs. 56.4 billion (US$ 1.2 billion) in fiscal 2000 primarily due to an increase in retail time deposits. The growth in our retail deposits was driven by our increased focus on the retail segment. Corporate time deposits decreased in fiscal 2001 to Rs. 42.3 billion (US$ 903 million) from Rs. 52.8 billion (US$ 1.1 billion) in fiscal 2000 registering a decline of 19.9%. This is in line with our policy to bring about stability by increasing our retail time deposits and decreasing our corporate time deposits, which are more volatile in nature.

The average cost of interest-bearing liabilities declined primarily due to the decrease in the average cost of time deposits. The share of retail deposits increased significantly during fiscal 2001 as compared to fiscal 2000. As our retail deposits typically carry lower interest rates compared to our corporate deposits of similar maturity, this increase in retail deposits as a percentage of total deposits resulted in the average cost of time deposits decreasing 37 basis points to 9.69% in fiscal 2001 from 10.06% in fiscal 2000. Also, the general softening of interest rates in the economy helped to reduce the cost of deposits and trading account liabilities.

The average volume of trading account liabilities, consisting of borrowings from the inter-bank money market and short-term borrowings from institutions, increased 57.1% in fiscal 2001 to Rs. 8.3 billion (US$ 177 million) from Rs. 5.3 billion (US$ 113 million) in fiscal 2000 primarily due to the overall growth in our business. The cost of trading account liabilities decreased to 10.97% in fiscal 2001 from 11.84% in fiscal 2000 in line with the lower market rates prevalent in fiscal 2001.

Fiscal 2000 compared to Fiscal 1999

Net interest revenue increased 55.1% in fiscal 2000 compared to fiscal 1999 reflecting mainly the following factors:

- an increase of 62.2% in the average volume of interest-earning assets, offset by

- a decrease of 12 basis points in the net interest margin to 2.58% in fiscal 2000 from 2.70% in fiscal 1999 and a decrease of 10 basis points in our spread to 2.28% in fiscal 2000 from 2.38% in fiscal 1999.

The increase in our average volume of interest-earning assets was primarily due to a rise in our loans to higher rated corporate clients resulting from our joint marketing efforts with ICICI through the Major Clients Group. During this period, our net interest margin decreased primarily due to this shift towards loans to higher rated clients, which loans, consistent with market conditions typically, earn lower yields due to the lower credit risk associated with these borrowers, and an 85 basis point decline in yield on cash, cash equivalents and trading account assets.

The following table sets forth, for the periods indicated, the principal components of our net interest revenue (which reflects interest revenue from cash, cash equivalents and trading account assets, securities, loans and other assets minus interest expense on deposits, long-term debt and trading account and other liabilities). For further information on assets and liabilities, changes in interest revenue and interest expense volume and rate analysis, yields, spreads and margins for these periods, see "Selected Financial and Operating Data".

	Year ended March 31,		
	1999	**2000**	**2000/1999 % change**
	(in millions, except percentages)		
Interest revenue			
Cash, cash equivalents and trading Account assets	Rs. 2,297	Rs. 3,184	38.6%
Securities	305	684	124.3
Loans	2,707	4,437	63.9
Others	81	129	59.3
Total interest revenue	Rs. 5,390	Rs. 8,434	56.5

Interest expense

Savings account deposits	Rs.	54	Rs.	118	118.5
Time deposits		3,653		5,671	55.2
Long-term debt...		155		244	57.4
Trading account and other liabilities.…………...		382		623	63.1
Total interest expense	Rs.	4,244	Rs.	6,656	56.8
Net interest revenue ………...……………..……...	Rs.	1,146	Rs.	1,778	55.1

Interest revenue increased 56.5% in fiscal 2000 compared to fiscal 1999 reflecting an increase in the average volume of interest-earning assets, principally loans, offset by a decline in the gross yield on interest earning assets. The average volume of loans increased by Rs. 12.6 billion (US$ 269 million) or 67.9% to Rs. 31.1 billion (US$ 664 million) in fiscal 2000 compared to fiscal 1999. Our loan growth was due to an increase in our working capital loans primarily to higher rated, larger corporate clients acquired through our joint marketing efforts with ICICI through the Major Clients Group. The decline in yield on interest-earning assets was primarily due to a 85 basis points decline in yield on cash, cash equivalents and trading account assets to 10.01% in fiscal 2000 from 10.86% in fiscal 1999 and a decline in yield on loans by 36 basis points to 14.24% in fiscal 2000 from 14.60% in fiscal 1999. This decrease reflected a general decline in interest rates during this period as well as an increased volume of loans to higher rated clients which loans, consistent with market conditions, typically earn lower yields due to the lower credit risk associated with these borrowers. Our yield was also impacted by our impaired loans on which we do not accrue interest.

The average volume of cash, cash equivalents and trading account assets increased by Rs. 10.7 billion (US$ 228 million) or 50.5% in fiscal 2000 compared to fiscal 1999 primarily due to increased reserve requirements resulting from a 66.7% increase in average deposits in fiscal 2000. Our trading portfolio primarily consists of government of India securities which are primarily held to meet our statutory liquidity reserve requirements. The yield on cash, cash equivalents and trading account assets decreased 85 basis points in fiscal 2000. This decrease was primarily caused by reduced opportunities to swap rupee funds into US dollars at forward rates as attractive as those prevalent in fiscal 1999.

The average volume of our securities portfolio increased 112.5% to Rs. 6.0 billion (US$ 128 million) in fiscal 2000 from Rs. 2.8 billion (US$ 60 million) in fiscal 1999. The yield on these available for sale securities increased to 11.37% in fiscal 2000 from 10.77% in fiscal 1999 primarily due to the higher level of dividend income earned from investments in mutual funds. Our investment in mutual funds increased to Rs. 1.9 billion (US$ 41 million) at March 31, 2000 from Rs. 278 million (US$ 5.9 million) at March 31, 1999 primarily because we took advantage of the buoyant Indian equity capital markets. Dividend income increased to Rs. 326 million (US$ 7 million) in fiscal 2000 from Rs. 57 million (US$ 1 million) in fiscal 1999.

The average volume of our interest-bearing liabilities increased primarily due to an increase in time deposits which were 84.2% of average interest-bearing liabilities in fiscal 2000. The average volume of time deposits increased by Rs. 22.0 billion (US$ 470 million) or 64.1% to Rs. 56.4 billion (US$ 1.2 billion) in fiscal 2000 from Rs. 34.3 billion (US$ 732 million) in fiscal 1999 primarily due to an increase in corporate time deposits. The growth in our corporate deposits was driven by our provision of daily quotes of interest rates for deposits in excess of Rs. 10 million, a service not provided by most of our competitors during this period.

The increase in the average volume of interest-bearing liabilities was also driven by a general increase in retail deposits. We were able to increase deposit taking from retail customers by offering products targeted at new segments of customers, including "Power Pay", a direct deposit product designed to streamline the salary payment systems of our corporate customers. The share of new "Power Pay" accounts in all new savings accounts in fiscal 2000 was 40%. New "Power Pay" customers generally tended to also open time deposit accounts leading to a further increase in time deposits. Our focus on retail deposit taking resulted in the 102% growth in our retail deposits in fiscal 2000 compared to 49.3% growth in our corporate deposits in the same period.

The average cost of interest-bearing liabilities declined primarily due to the decrease in the average cost of time deposits offset, in part, by the increase in cost of trading account and other liabilities. As our retail deposits typically carry lower interest rates compared to our corporate deposits, the increase in retail deposits as a percentage of total deposits over the past year resulted in the average cost of time deposits decreasing 58 basis points to 10.06% in fiscal 2000 from 10.64% in fiscal 1999.

The average volume of trading account liabilities, consisting of borrowings from the inter-bank money market and short-term borrowings from institutions, increased 26.3% in fiscal 2000 to Rs. 5.3 billion (US$ 113 million) from Rs. 4.2 billion (US$ 90 million) in fiscal 1999 primarily due to the overall growth in our business. The cost of trading account liabilities increased to 11.84% in fiscal 2000 from 9.16% in fiscal 1999 primarily due to our conversion in fiscal 2000 of foreign currency liabilities into rupee funds through swap transactions to take advantage of domestic market trading opportunities. The cost of these swap transactions was accounted for as an interest expense and included in interest expense on trading account liabilities.

Provisions for Loan Losses

The following table sets forth, for the periods indicated, certain information regarding our impaired loans.

	At March 31,					
	1999	**2000**	**2000/1999% change**	**2001**	**2001**	**2001/2000 % change**
			(in millions, except percentages)			
Gross impaired loans	Rs. 1,613	Rs. 1,418	(12.0)%	Rs. 5,290	US$ 113	273.0%
Allowance for loan losses (1)	880	748	(15.0)	2,862	61	283.0
Net impaired loans................	733	670	(9.0)	2,428	52	262.0
Gross impaired loans as a percentage of gross loans....	5.66%	2.97%		5.52%		
Net impaired loans as a percentage of net loans	2.66	1.43		2.60		
Allowances for loan losses as a percentage of gross impaired loans…................	54.56	52.75		54.10		
Allowances for loan losses as a percentage of gross total loans…	3.09	1.57		2.98		

_____

(1) Included in allowance for loan losses.

The following table sets forth, for the periods indicated, certain information regarding our provisions for loan losses.

	Year ended March 31,			
	1999	**2000**	**2001**	**2001**
	(in millions, except percentages)			
Provisions for loan losses...	Rs. 540	Rs. 427	Rs. 1,082	US$ 23
Provisions for loan losses as a percentage of net loans...	1.96%	0.91%	1.16%	
Provisions for loan losses as a percentage of total assets...	0.71	0.33	0.49	

For information on changes in the allowance for loan losses, see "Business—Impaired Loans—Allowance for Loan Losses".

Our loan portfolio is composed largely of short-term working capital loans where we have a security interest and first lien on all the current assets of the borrower, typically inventory and accounts receivable. We typically lend between 60.0% and 80.0% of the appraised value of collateral to ensure that our loans are sufficiently over-collateralized. However, the recoveries from impaired loans are subject to delays that may last several years, due to the long legal collection process in India. For a further discussion of enforcement of collateral interests in India, see "Business – Loan Portfolio – Collateral – Completion, Perfection and Enforcement". As a result, we make an allowance for the loans based on the time value of money or the present value of expected realizations of collateral, which takes into account the delay we will experience before recovering our principal. The time to recovery, expected future cash flows and realizable value for collateral value are periodically reviewed in estimating the allowance.

We make an allowance for loan losses resulting from an impaired loan by comparing the net present value of the expected cash flows from the loan discounted at the effective interest rate of the loan and our carrying value of the loan. We believe that our process for ascertaining our allowance for loan losses captures the expected losses on our entire loan portfolio. There can, however, be no guarantee that impaired loans will not increase and that the current allowance for loan losses will be sufficient. For further discussion of our treatment of impaired loans, see "Business – Loan Portfolio – Recognition of Impaired Loans".

Changes in our provisions and our allowance for loan losses as a whole reflect economic trends in the key manufacturing, middle market corporate segments in which many of our customers operate. The manufacturing sector was adversely impacted between fiscal 1998 and fiscal 2001 primarily due to a slowdown in the Indian economy, a downturn in global commodity prices, particularly in the steel and textiles sub-sectors, and a rapid reduction in import duties which adversely impacted the performance of borrowers in these sectors. The impact was, in particular, more on the middle market corporate segment due to their lower resilience to external factors which, because of our small balance sheet in our first few years of operation were our target customers. As a result of these adverse economic factors during fiscal 1999 and 2000, some of our loans to these borrowers became impaired.

Gross impaired loans increased by 273.0% at year-end fiscal 2001 to Rs. 5.3 billion (US$ 113 million) compared to Rs. 1.4 billion (US$ 30 million) at year-end fiscal 2000 primarily due to the acquisition of impaired loans of Bank of Madura in the amount of Rs. 2.2 billion and additional accruals from our mid corporate sector. This sector as detailed elsewhere is most vulnerable to fluctuations in the economy. Gross impaired loans as a percentage of gross loans increased to 5.50% at year-end fiscal 2001 from 2.97% at year-end fiscal 2000. As a percentage of net loans, net impaired loans increased to 2.60% at year-end fiscal 2001 from 1.4% at year-end fiscal 2000. Provisions for loan losses at year-end fiscal 2001 increased 283.0% to Rs. 2.9 billion (US$ 62 million) from Rs. 748 million (US$ 16 million) at year-end fiscal 2000. Provision for loan losses on loans acquired from Bank of Madura amounted to Rs. 1.6 billion (US $ 34 million) at year-end fiscal 2001.The coverage ratio for gross impaired loans increased to 54.10% at fiscal 2001 from 52.75 % at fiscal 2000.

Management believes that several loans which became impaired in fiscal 1998, 1999, 2000 and 2001 are essentially loans to inherently viable companies. Many of these borrowers are still making interest payments. If the Indian economy shows signs of revival, management expects loan losses in many of these loans to be lower due to the viability of these companies and our belief that they will eventually begin making all required payments. These loans were classified as impaired as a result of continued stress on cash flows of these borrowers, primarily due to the slowdown in the Indian economy, the global downtrend in commodity prices coupled with the rapid reduction in domestic trade barriers over the past few years. In some cases, the impaired loans are to operating companies generating positive, albeit reduced, cash flows because they are operating at levels below their overall capacities. In some cases, in management's view the future cash flows, discounted at the contracted rate of the loan, adequately cover our current outstanding principal and require no allowance for loan losses and, as a result no provisions have been made for these loans. Many of these borrowers are making current interest payments. They have been classified as impaired in view of the stressed cash flow of the borrower, the borrower's relatively weak position in its industry or, in the case of some of the borrowers, a delay in making interest payments. In all cases of impaired loans where no provision has been made, management believes that it has a strong collateral position. We are monitoring the situation of these loans and borrowers carefully and will make allowances if our view of the situation changes. We have also reached negotiated settlements with some of our borrowers where we expect to recover the majority of the gross principal outstanding. At March 31, 2001, we had one impaired loan having a gross principal outstanding of Rs. 14 million (US$ 0.3 million) for which no allowance for loan losses has been made, as compared to nine loans having a gross principal outstanding of Rs. 163 million (US$ 3 million) at March 31, 2000. Provisions for loan losses as a percentage of total assets increased to 0.49% in fiscal 2001 from 0.33% in fiscal 2000.

We typically calculate our allowance for loan losses on a loan-for-loan basis. Credit card receivables are collectively evaluated for impairment based on the profile of days past due, classified into various time categories. Provisions are based as a fixed percentage of these pre-defined time categories. We intend to review this policy annually based on our historical delinquency and loan loss experience.

Non-Interest Revenue

Fiscal 2001 compared to Fiscal 2000

The following table sets forth, for the periods indicated, the principal components of our non-interest revenue.

	Year ended March 31,			2001/2000 % change
	2000	**2001**	**2001**	
	(in millions, except percentages)			
Fees and commissions [1]	Rs. 607	Rs. 1,125	US$ 24	85.3%
Trading account revenue [2]	857	602	13	(29.8)
Securities transactions [3]	75	(384)	(8)	(612.0)
Foreign exchange transactions [4]	220	397	8	80.5
Other revenue	-	14	-	-
Total non-interest revenue, net	Rs. 1,759	Rs. 1,754	US$ 37	(0.3)

_____

(1) Primarily from fee-based income on services such as the issue of documentary credits, the issue of guarantees, cash management services and remittances.

(2) Primarily reflects income from trading in government of India securities.

(3) Primarily reflects capital gains realized on the sale of available for sale securities.

(4) Arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients and trading for our own account.

Non-interest revenue declined marginally by 0.3% in fiscal 2001 compared to fiscal 2000. In fiscal 2001, our fee and commission income and income from foreign exchange transactions increased, which was offset by a decrease in our trading account revenue and losses on our securities transactions.

The increase in our fee income is principally on account of additional corporate clients acquired by us during fiscal 2001. The income from foreign exchange transactions increased primarily due to the gain on remittance of ADR proceeds to India. Trading account revenue decreased in fiscal 2001 primarily due to the mark to market impact on trading account assets. Our securities transactions, which primarily reflect capital gain realized on the sale of available for sale securities, showed a loss primarily due to realized loss on our mutual fund units portfolio which was caused by the extreme volatility in Indian stock markets in the beginning of fiscal 2001.

The following table sets forth, for the periods indicated, the principal components of our fees and commissions.

	Year ended March 31,			2001/2000 % change
	2000	**2001**	**2001**	
	(in millions, except percentages)			
Remittances	Rs. 51	Rs. 68	US$ 2	33.3%
Cash management services	123	248	5	101.6
Commissions:				
Bills	89	132	3	48.3
Guarantees	114	169	4	48.2
Documentary credit	118	153	3	29.7
Investment transactions.	31	58	1	87.1
Foreign exchange transactions.	10	30	1	200.0
Depositary share accounts	14	50	1	257.1
Others	57	217	4	280.7
Total commissions	433	809	17	86.8
Total fees and commissions	Rs. 607	Rs.1,125	US$ 24	85.3

Fees and commissions increased 85.3% in fiscal 2001 primarily due to the increase in income from cash management services and commissions on bills and guarantees. In addition to these increases, our income from depositary share account services and commissions on investment and foreign exchange transactions also increased in fiscal 2001. We continued our focus on cash management services as one of the key areas of fee income generation. Our increased marketing efforts through the Growth Clients Group and the Major Clients Group helped us to increase the turnover and commission on cash management services, guarantees, documentary credits and bills. The amount handled under cash management services also increased significantly to Rs. 1,005.0 billion (US$ 21 billion) in fiscal 2001 from Rs. 656.2 billion (US$ 14 billion) in fiscal 2000. As a result, income from cash management services increased 101.6% to Rs. 248 million (US$ 5 million) in fiscal 2001 compared to fiscal 2000. Commissions increased 86.8% to Rs. 809 million (US$ 17 million) in fiscal 2001 from Rs. 433 million (US$ 9 million) in fiscal 2000. Our guarantees increased 77.6% to Rs. 13.5 billion (US$ 288 million) at March 31, 2001 from Rs. 7.6 billion (US$ 162 million) at year-end fiscal 2000 and our acceptances primarily consisting of documentary credits, increased 52.0% to Rs. 12.9 billion (US$ 275 million) at year-end fiscal 2001 from Rs. 8.5 billion (US$ 181 million) at year-end fiscal 2000. As a result, in fiscal 2001, commissions on guarantees increased 48.2% and commissions on documentary credits increased 29.7%. Commissions on bills also increased 48.3% in fiscal 2001 compared to fiscal 2000. Our commission from depositary share account services increased by 257.1% in fiscal 2001 compared to fiscal 2000. The number of depositary share accounts with us increased to 91,000 in fiscal 2001 from 60,000 in fiscal 2000. Our commission income on investment and foreign exchange transactions increased in fiscal 2001 by Rs. 47 million (US$ 1 million) compared to fiscal 2000 primarily due to an increase in volume and value of transactions.

Trading account revenue, resulting largely from sales of government of India securities, decreased to Rs. 602 million (US$ 13 million) in fiscal 2001 from Rs. 857 million (US$ 18 million) in fiscal 2000 primarily due to the mark to market impact on trading account assets. During fiscal 2001, a portion of our trading assets ceased to have the inherent characteristics of liquidity, active and frequent buying and selling and opportunity for a short-term difference in price. Accordingly, in September 2000, we reclassified trading assets amounting to Rs. 8.6 billion (US$ 184 million) to securities available for sale and Rs. 10.2 billion (US$ 218 million) to securities held to maturity. Our securities transactions, which primarily reflect capital gains realized on the sale of available for sale securities, showed a loss of Rs. 384 million (US$ 8 million) compared to a profit of Rs. 75 million (US$ 2 million) in fiscal 2000 primarily due to a realized loss on our mutual fund portfolio which was caused by the extreme volatility in Indian stock markets in the beginning of fiscal 2001.

Our income from foreign exchange transactions increased 80.5% to Rs. 397 million (US$ 8 million) in fiscal 2001 compared to fiscal 2000 primarily due to the gain realized on the remittance of the proceeds from our ADS offering in March 2000 to India.

Fiscal 2000 compared to Fiscal 1999

The following table sets forth, for the periods indicated, the principal components of our non-interest revenue.

		Year ended March 31,			
		1999		**2000**	**2000/1999 % change**
			(in millions, except percentages)		
Fees and commissions [1]	Rs.	370	Rs.	607	64.1%
Trading account revenue [2]		134		857	539.6
Securities transactions [3]		21		75	257.1
Foreign exchange transactions [4]		341		220	(35.5)
Other revenue		-		–	–
Total non-interest revenue, net	Rs.	866	Rs.	1,759	103.1

_____

(1) Primarily from fee-based income on services such as the issue of documentary credits, the issue of guarantees, cash management services and remittances.

(2) Primarily reflects income from trading in government of India securities.

(3) Primarily reflects capital gains realized on the sale of available for sale securities.

(4) Arises primarily from purchases and sales of foreign exchange on behalf of our corporate clients and trading for our own account.

Non-interest revenue increased 103.1% in fiscal 2000 to Rs. 1.8 billion (US$ 38 million) from Rs. 866 million (US$ 18 million) in fiscal 1999, primarily due to an increase in trading account revenue and fees and commissions. The increase in trading account revenue was primarily due to the significantly higher level of trading opportunities in fiscal 2000 compared to fiscal 1999. These types of market opportunities may not be available in every period.

The following table sets forth, for the periods indicated, the principal components of our fees and commissions.

		Year ended March 31,			2000/1999 % change
		1999		2000	
		(in millions, except percentages)			
Remittances...	Rs.	38	Rs.	51	34.2%
Cash management services..............................		53		123	132.1
Commissions:					
Bills		68		89	30.9
Guarantees		75		114	52.0
Documentary credit		73		118	61.6
Others..		63		112	77.8
Total commissions...		279		433	55.2
Total fees and commissions	Rs.	370	Rs.	607	64.1

Fees and commissions increased 64.1% in fiscal 2000 primarily due to the increase in income from cash management services and commissions on documentary credits and guarantees. Increased marketing efforts through the Growth Clients Group and the Major Clients Group helped us to increase cash management services, guarantees, documentary credits and bills. The amount handled under cash management services also increased significantly to Rs. 656.2 billion in fiscal 2000 from Rs. 389.4 billion in fiscal 1999. As a result, income from cash management services increased 132.1% to Rs. 123 million in fiscal 2000 compared to fiscal 1999. Commissions increased 55.2% to Rs. 433 million in fiscal 2000 from Rs. 279 million in fiscal 1999. Our guarantees increased 63.3% to Rs. 7.6 billion at March 31, 2000 from Rs. 4.6 billion at year-end fiscal 1999 and our acceptances primarily consisting of documentary credits, increased 52.0% to Rs. 8.5 billion at year end fiscal 2000 from Rs. 5.6 billion at year-end fiscal 1999. As a result, in fiscal 2000, commissions on guarantees increased 52.0% and commissions on documentary credits increased 61.6%. Commissions on bills also increased 30.9% in fiscal 2000 compared to fiscal 1999.

Trading account revenue resulting largely from sales of government of India securities, increased to Rs. 857 million in fiscal 2000 from Rs. 134 million in fiscal 1999 primarily due to the significantly higher level of trading opportunities. We took advantage of the decline in the yield on debt securities and sold higher yielding debt securities from our portfolio. Although our equity investments are limited by Reserve Bank of India requirements, we nonetheless were able to benefit from a buoyant equity capital market. As a result, in fiscal 2000 the gain on sale of trading securities was Rs. 936 million. In light of the increases in rupee interest rates in fiscal 2001, which will adversely affect the value of our rupee fixed income trading portfolio, management does not expect these extraordinary results to be repeated in fiscal 2001.

Our income from foreign exchange transactions declined 35.5% to Rs. 220 million in fiscal 2000 compared to fiscal 1999 primarily due to the decline in spread on corporate transactions on account of competition and the restricted trading opportunities in this period since exchange rates remained steady.

Non-Interest Expense

Fiscal 2001 compared to Fiscal 2000

The following table sets forth, for the periods indicated, the principal components of our non-interest expense.

	Year ended March 31,			
	2000	2001	2001	2001/2000 % change
	(in millions, except percentages)			
Employee expense:				
Salaries	Rs. 257	Rs. 412	US$ 9	60.3%
Employee benefits	59	95	2	61.0
Total employee expense..	316	507	11	60.4
Occupancy expense:				
Premises..	57	170	3	198.2
Rentals, taxes and electricity	180	361	8	100.6
Computer and office equipment	283	640	14	126.2
Total occupancy expense	520	1,171	25	125.2
Administration and other expenses:				
Advertisement and publicity..................................	39	143	3	266.7
Communications expense.......................................	69	206	4	198.6
Printing and stationery...	82	242	5	195.1
Direct selling agents' expenses	10	179	4	1,690.0
Bank charges..	33	85	2	157.6
Other..	260	571	12	119.6
Total administration and other expense.................	493	1,426	30	189.2
Total non-interest expense	Rs. 1,329	Rs. 3,104	US$ 66	133.6

Non-interest expense increased 133.6% in fiscal 2001 to Rs. 3.1 billion (US$ 66 million) from Rs. 1.3 billion (US$ 28 million) in fiscal 2000 primarily due to a significant increase in occupancy expenses and administration and other expenses. Non-interest expense as a percentage of average total assets increased to 2.27% in fiscal 2001 from 1.52% in fiscal 2000.

Administration and other expenses increased 189.2% in fiscal 2001 compared to fiscal 2000. Expenses on advertisement and publicity increased 266.7% in fiscal 2001 compared to fiscal 2000 for the promotion of our products. Other operating expenses, including postage, telephone and stationery, also increased in line with the general growth in our business volumes and our increased focus on the retail segment, which typically entails higher operational costs. During fiscal 2001, our customer base increased to 3.2 million from 0.6 million in fiscal 2000 largely due to over 1.2 million customers of Bank of Madura acquired by us through our acquisition in March 2001. We undertook several initiatives on the retail front such as an expansion of our credit card business, the launch of debit cards, the setting up of 34 additional call centers and 9 regional processing centers. We also undertook two Smart Card pilot projects during fiscal 2001. As we focused on increasing our retail deposits and expanding our credit card operations, we retained the services of direct selling agents in fiscal 2001, resulting in higher expenses towards commissions, which are based on the number of acceptable accounts mobilized. The increase in bank charges is on account of correspondent bank charges paid for handling a larger volume of cash management services business.

Occupancy expense increased 125.2% in fiscal 2001 compared to fiscal 2000, primarily due to additional rental payments resulting from the expansion of our ATM and branch network as well as our credit card operations and the setting up of additional call centers, data centers and regional processing centers. The number of our ATMs increased to 510 at March 31, 2001 from 175 at March 31, 2000 primarily due to our aim of increasing electronic delivery channels for the convenience of customers. During fiscal 2001, there was an increase of 126.2% in computer and office equipment expenses primarily due to the depreciation on credit card assets, technology equipment including servers, personal computers, ATMs and VSATs.

Employee expense increased 60.4% in fiscal 2001 due to a 234.1% increase in the number of employees to 4,491 at March 31, 2001 from 1,344 at March 31, 2000 and an increase in salary levels in fiscal 2001 as compared to fiscal 2000. The increase in number of employees was primarily due to the inclusion of 2,716 employees of Bank of Madura taken over by us during fiscal 2001. The employee expense at March 31, 2001 included expenses of these employees only for the period from March 10, 2001, the effective date of the merger.

Fiscal 2000 compared to Fiscal 1999

The following table sets forth, for the periods indicated, the principal components of our non-interest expense.

	Year ended March 31,		
	1999	2000	2000/1999 % change
	(in millions, except percentages)		
Employee expense:			
Salaries	Rs. 172	Rs. 257	49.4%
Employee benefits	32	59	84.4
Total employee expense...........................	204	316	54.9
Occupancy expense:			
Premises..	49	57	16.3
Rentals, taxes and electricity	114	180	57.9
Computer and office equipment	183	283	54.6
Total occupancy expense	346	520	50.3
Administration and other expenses:			
Advertisement and publicity....................	34	39	14.7
Communications expense.......................	43	69	60.5
Other..	172	385	123.8
Total administration and other expense....................	249	493	98.0
Total non-interest expense	Rs. 799	Rs. 1,329	66.3

Non-interest expense increased 66.3% in fiscal 2000 to Rs. 1.3 billion from Rs. 799 million in fiscal 1999 primarily due to a significant increase in administration and other expenses. Non-interest expense as a percentage of average total assets increased to 1.52% in fiscal 2000 from 1.50% in fiscal 1999.

Administration and other expenses increased 98.0% in fiscal 2000 compared to fiscal 1999 primarily due to one-time increase in expenses from the issuance of new ATM cards to all our existing customers due to the networking of all our ATMs to Switch which enabled all of our customers to access their accounts online at any of our ATM machines throughout India. As we focused on increasing our retail deposits, we engaged the services of direct selling agents in fiscal 2000 resulting in higher expenses. The agents were paid commissions based on the number of acceptable accounts mobilized.

Employee expense increased 54.9% in fiscal 2000 due to a 50.8% increase in the number of employees to 1,344 at March 31, 2000 from 891 at March 31, 1999 as we expanded our branch network to 97 branches and extension counters at March 31, 2000 from 64 branches and extension counters at March 31, 1999.

Occupancy expense increased 50.3% in fiscal 2000 compared to fiscal 1999, primarily due to additional rental payments resulting from the expansion of our branch network and a 54.6% increase in computer and office equipment expenses due to the depreciation on technology equipment including servers, personal computers, ATMs, VSATs and BANCS2000.

Income Tax Expense

Income tax expense decreased 31.9% in fiscal 2001 to Rs. 258 million (US$ 6 million) from Rs. 379 million (US$ 8 million) in fiscal 2000 primarily due to the lower level of income in fiscal 2001. Our effective tax rate was 16.5% in fiscal 2001 compared to 21.3% in fiscal 2000 primarily due to a higher proportion of tax-exempt income in the total income in fiscal 2001. Our effective tax rate was lower than the marginal tax rate of 39.55% applicable to companies generally in India in fiscal 2001 primarily due to the tax-exempt income from certain investments of our treasury department including bonds of certain public sector corporations and mutual funds units. The government of India, in order to facilitate access to competitive funding for certain public sector companies, allows these companies to issue bonds, the interest on which is tax-exempt to the bondholder. Further, the existing taxation laws provide that any dividends received on equity shares, preference shares and mutual fund units are tax exempt to the holder of the mutual fund units.

Income tax expense increased 122.9% in fiscal 2000 to Rs. 379 million from Rs. 170 million in fiscal 1999 primarily due to the higher level of income in fiscal 2000. Our effective tax rate was 21.3% in fiscal 2000 compared to 25.3% in fiscal 1999 primarily due to a substantial increase in tax-exempt income in fiscal 2000.

Financial Condition

Assets

The following tables set forth, for the periods indicated, the principal components of our assets.

| | At March 31, | | | |
	2000	2001 [1]	2001	2001/2000 % change
	(in millions, except percentages)			
Cash and cash equivalents……………………	Rs. 34,313	Rs. 44,896	US$ 958	30.8%
Interest bearing deposits with banks………	2,048	2,410	51	17.7
Trading account assets [2]………………….	28,228	18,725	400	(33.7)
Securities- Available for sale [3]…………....	4,709	24,787	529	426.4
Securities- Held to maturity……………..…	-	10,944	234	-
Loans, net……………………………………	46,986	93,030	1,986	98.0
Acceptances [4]………………………………	8,490	12,869	275	51.6
Property and equipment…………………...	2,097	4,059	86	93.6
Intangible assets…………………………..	-	2,641	56	-
Other assets [5]………………………………	3,515	5,647	121	60.7
Total assets………………………………...	Rs. 130,386	Rs. 220,008	US$ 4,696	68.7

| | At March 31, | | |
	1999	2000	2000/1999 % change
	(in millions, except percentages)		
Cash and cash equivalents…………………..…	Rs. 19,928	Rs. 36,326	82.3%
Trading account assets [2]…………………….	15,822	28,228	78.4
Securities [3]………………..………………….	3,963	4,709	18.8
Loans, net……………………………………	27,597	46,986	70.3
Acceptances [4]………………………………	5,587	8,490	52.0
Property and equipment……………………...	1,761	2,097	19.1
Other assets [5]………………………………	1,607	3,550	120.9
Total assets………………………………..	Rs. 76,265	Rs. 130,386	71.0

_____

(1) Includes assets acquired on acquisition of Bank of Madura at March 10, 2001. For details, see Note 2 to our US GAAP financial statements.

(2) Primarily includes government of India securities.

(3) Includes corporate debt securities, government of India securities and mutual fund units.

(4) Includes only documentary credits that are non-funded facilities.

(5) Includes deferred tax asset, interest accrued, staff loans, deposits in leased premises and pre-paid expenses.

(6) Figures for fiscal 2000 have been regrouped and reclassified. Please see our notes to the financial statements for a more detailed description.

Our total assets increased 68.7% at March 31, 2001 compared to at March 31, 2000. Net loans increased 98.0% in fiscal 2001 compared to at March 31, 2000. The growth was in corporate lending as working capital loans increased 81.5% and term loans, including credit substitutes and lease finance, increased 132.7%. Our loan growth was driven primarily by additional loans to clients in the top rated category as well as our acquisition of the net loan portfolio of Bank of Madura in the amount of Rs. 17.8 billion (US$ 380 million). During fiscal 2001, we continued our focus on doing business with the large higher rated clients which resulted in approximately 94.0% of incremental approvals to assets rated 'A' and above. Our loan growth was driven by additional clients referred to us by ICICI as we increased our focus on doing business with more higher rated clients that were serviced by the ICICI group's Major Clients Group and our acquisition of the loan portfolio of Bank of Madura in the amount of Rs. 14.8 billion (US$ 315 million) at year-end fiscal 2001. Loans denominated in foreign currency were 5.1% of our total loans at March 31, 2001. The decline in trading accounts assets is due to transfer of securities to other categories. In fiscal 2001, the Bank transferred certain securities amounting to Rs. 8.6 billion (US$ 184 million) and Rs. 10.2 billion (US$ 218 million) from 'trading account assets' to 'securities, available for sale' and to 'securities, held to maturity' respectively at fair value on the date of transfer. But for this transfer, the cash and cash equivalents and trading account assets have increased primarily due to our acquisition of these assets of Bank of Madura in the amount of Rs. 10.0 billion (US$ 213 million) as well as increased reserve requirements resulting from a 66.5% increase in deposits in fiscal 2001. Securities available for sale increased 426.4% in fiscal 2001 compared to fiscal 2000 primarily due to the reclassification of securities from trading account assets and our acquisition of the securities portfolio of Bank of Madura in the amount of Rs. 11.5 billion (US$ 243 million) at year-end fiscal 2001. Our marketing strategy helped us in increasing our acceptances by 51.6% to Rs. 12.9 billion (US$ 275 million) at March 31, 2001 from Rs. 8.5 billion (US$ 181 million) at March 31, 2000. Property and equipment increased 93.6% in fiscal 2001 compared to fiscal 2000 primarily due to our acquisition of the property and equipment of Bank of Madura in the amount of Rs. 693 million (US$ 15 million) at year-end fiscal 2001, significant investments in technology and investments in ATM and credit card assets. Intangibles represented principally the goodwill amount arising in the acquisition of Bank of Madura.

Our total assets increased 71.0% at March 31, 2000 compared to at March 31, 1999. Net loans increased 70.3% in fiscal 2000 compared to at March 31, 1999. The growth was in corporate lending as working capital loans increased 80.4% and term loans increased 39.1%. Loans denominated in foreign currency were less than 5.0% of our total loans at March 31, 2000. The growth in cash and cash equivalents and in trading account assets was principally due to increased reserve requirements resulting from a 62.5% increase in deposits in fiscal 2000. Securities increased 18.8% in fiscal 2000 primarily due to increased investments in mutual fund units as a result of buoyant equity capital markets. Our marketing strategy helped us in increasing our acceptances by 52.0% to Rs. 8.5 billion at March 31, 2000 from Rs. 5.6 billion at March 31, 1999.

Liabilities and Stockholders' Equity

The following tables set forth, for the periods indicated, the principal components of our liabilities and stockholders' equity.

	At March 31,			2001/2000 % change
	2000	**2001** [1]	**2001**	
	(in millions, except percentages)			
Deposits	Rs. 98,660	Rs. 164,254	US$ 3,506	66.5%
Trading account liabilities[2]…….	1,922	6,495	139	237.9
Current portion of long-term debt…	771	250	5	(67.6)
Short term borrowings[3]……..	2,187	3,012	64	37.7
Acceptances………………………..	8,490	12,869	275	51.6
Other liabilities …………………	5,264	14,650	313	178.3
Long-term debt…………………..	1,705	2,171	46	27.3
Total liabilities…...………………...	118,999	203,701	4,348	71.2
Stockholders' equity………………	11,387	16,307	348	43.2
Total…………………………………..	Rs. 130,386	Rs. 220,008	US$ 4,696	68.7

	At March 31,		2000/1999 % change
	1999	**2000**	
	(in millions, except percentages)		
Deposits	Rs. 60,729	Rs. 98,660	62.5%
Trading account liabilities[2]…….	418	1,922	360.1
Acceptances………………………..	5,587	8,490	52.0
Long-term debt…………………..	1,764	2,476	40.4
Other liabilities [3]…………………	4,937	7,451	50.9
Total liabilities…...………………...	73,435	118,999	62.0
Stockholders' equity………………	2,830	11,387	302.4
Total…………………………………..	Rs. 76,265	Rs. 130,386	71.0

_____

(1) Includes liabilities acquired on acquisition of Bank of Madura at March 10, 2001. For details, see Note 2 to our US GAAP financial statements.

(2) Trading account liabilities are inter-bank borrowings and short-term borrowings from other institutions.

(2) Includes refinancing received from the Reserve Bank of India against our export credit, interest accrued but not due on deposits and bills payable.

The following tables set forth, for the periods indicated, the components of our total deposits.

	At March 31,						2001/2000 % change
	2000		**2001**		**2001**		
	(in millions, except percentages)						
Interest-bearing deposits:							
Savings deposits	Rs.	5,332	Rs.	18,786	US$	401	252.3%
Time deposits		77,453		119,097		2,542	53.8
Total interest-bearing deposits		82,785		137,883		2,943	66.6
Non-interest-bearing deposits:							
Demand deposits		15,875		26,371		563	66.1
Total deposits	Rs.	98,660	Rs.	164,254	US$	3,506	66.5

	At March 31,				2000/1999 % change
	1999		**2000**		
	(in millions, except percentages)				
Interest-bearing deposits:					
Savings deposits	Rs.	2,271	Rs.	5,332	134.8%
Time deposits		52,692		77,453	47.0
Total interest-bearing deposits		54,963		82,785	50.6
Non-interest-bearing deposits:					
Demand deposits		5,766		15,875	175.3
Total deposits	Rs.	60,729	Rs.	98,660	62.5

Our total deposits increased 66.5% in fiscal 2001 compared to at March 31, 2000. This increase is attributable to the deposits acquired through the acquisition of Bank of Madura by us in the amount of Rs. 35.3 billion (US$ 753 million) as well as deposits obtained through our increased focus on retail customers by offering various products, such as credit cards, debit cards, and the sale of mutual fund and third party products. This focus on the retail segment was reflected in the 227.4% growth in our retail deposits in fiscal 2001 compared to a negative growth of 5.8% in our more volatile corporate deposits in the same period. Our savings account deposits increased 252.3% in fiscal 2001 primarily due to our continued focus on building a strong retail depositor base as well as savings deposits acquired through the acquisition of Bank of Madura by us in the amount of Rs. 5.7 billion (US$ 122 million). Our time deposits increased 53.8% in fiscal 2001. Our non-interest-bearing deposits increased 66.1% due to our specific focus on this segment, particularly through the development and marketing of our key corporate deposit products (described in "Business – Corporate Banking – Corporate Deposits") as it significantly reduces our cost of funds. The trading account liabilities which represents call borrowings in inter-bank market and from other institutions increased by Rs. 4.6 billion (US$ 98 million) in fiscal 2001 over fiscal 2000. Our short-term borrowings, which represent refinance from Reserve Bank of India primarily against our export credit, increased by Rs. 825 million (US$ 18 million). Our other liabilities increased by Rs. 9.4 billion (US$ 201 million) primarily due to an increase of Rs. 2.4 billion (US$ 51 million) in bills payable and an increase of Rs. 4.0 billion (US$ 85 million) in outward clearing suspense.

Our total deposits increased 62.5% in fiscal 2000 compared to at March 31, 1999. Some of this increase is attributable to our increased focus on deposit taking from retail customers by offering products targeted at different segments of customers, such as customers of "Power Pay", a direct deposit product designed to streamline the salary payment systems of our corporate customers. This focus on retail deposits taking was reflected in the 102% growth in our retail deposits in fiscal 2000 compared to 49.3% growth in our corporate deposits in the same period. Our savings account deposits increased 135% in fiscal 2000 as we continued our focus on building a strong retail depositor base. Our time deposits increased 47.0% in fiscal 2000. Our non-interest-bearing deposits increased 175.3% due to our specific focus on this segment particularly through the development and marketing of our key corporate deposit products as it significantly reduces our cost of funds.

Foreign Exchange and Derivative Contracts

We enter into foreign exchange forward contracts, swap agreements and other derivative products, which enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Our foreign exchange contracts arise out of forward foreign exchange transactions with corporate and non-corporate customers and inter-bank foreign exchange transactions. We earn profit by way of an exchange margin as a mark-up over the exchange rate offer on customer transactions. We earn profit on inter-bank foreign exchange transactions by way of differences between the purchase rate and the sale rate. This income is booked as income from foreign exchange transactions.

All our outstanding derivative contracts represent currency and interest rate swaps for our corporate customers. The income earned by us on all such transactions is booked as trading account revenue.

The following table sets forth, for the periods indicated, the notional amount of our derivative contracts.

	Notional principal amounts			Balance sheet credit exposure(1)		
	At March 31,			At March 31,		
	1999	2000	2001	1999	2000	2001
	(in millions)					
Interest rate products:						
Swap agreements…….………	-	Rs. 900	Rs. 11,380	-	-	Rs 12
Total interest rate products	-	Rs. 900	Rs. 11,380	-	-	Rs 12
Foreign exchange products:						
Forward contracts	Rs. 36,705	Rs. 62,892	Rs. 78,249	Rs. 425	Rs. 309	Rs. 120
Swap agreements...................	2,962	7,658	8,710	-	-	-
Total foreign exchange Products	Rs. 39,667	Rs. 70,550	Rs. 86,959	Rs. 425	Rs. 309	Rs. 120

_____

(1) Denotes the mark-to-market impact of the derivative and foreign exchange products at the indicated periods.

Capital

We are subject to the capital adequacy requirements of the Reserve Bank of India, which are primarily based on the capital adequacy accord reached by the Basle Committee of Banking Supervision, Bank of International Settlements in 1988. For a detailed description of the Reserve Bank of India's capital adequacy guidelines, see ''Supervision and Regulation—Capital Adequacy Requirements''. We are required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital, generally stockholders' equity.

The following tables set forth, for the periods indicated, our risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with Indian GAAP.

	At March 31			
	2000	2001	2001	2001/2000 % change
	(in millions, except percentages)			
Tier 1 capital…………...……………………………	Rs. 11,251	Rs. 13,024	US$ 278	15.8%
Tier 2 capital……………………………………...	1,437	1,450	31	0.9
Total capital……….……………………………	Rs. 12,688	Rs. 14,474	US$ 309	14.1
On-balance sheet risk assets…………………………	51,611	101,982	2,177	97.6
Off-balance sheet risk assets…………………………	12,979	23,070	492	77.7
Total risk assets……………………………………	Rs. 64,590	Rs. 125,052	US$ 2,669	93.6
Tier 1 capital adequacy ratio…………………………..	17.4%	10.4%		
Tier 2 capital adequacy ratio…………………………	2.2	1.2		
Total capital adequacy ratio…………………………	19.6%	11.6%		

		At March 31		
		1999	**2000**	**2000/1999 % change**
		(in millions, except percentages)		
Tier 1 capital…………......……….	Rs.	3,035	Rs. 11,251	270.7%
Tier 2 capital………………………		1,549	1,437	(7.2)
Total capital……………………..	Rs.	4,584	Rs. 12,688	176.8
On-balance sheet risk assets………..		33,646	51,611	53.4
Off-balance sheet risk assets………		7,803	12,979	66.3
Total risk assets…………………….	Rs.	41,449	Rs. 64,590	55.8
Tier 1 capital adequacy ratio……....		7.3%	17.4%	
Tier 2 capital adequacy ratio………		3.7	2.2	
Total capital adequacy ratio………..		11.0%	19.6%	

Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with Indian GAAP was 11.57% at March 31, 2001. Using the same basis of computation, our Tier 1 capital adequacy ratio was 10.4% and our Tier 2 capital adequacy ratio was 1.2% at March 31, 2001.

Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with US GAAP was 11.69% at March 31, 2001. Using the same basis of computation, our Tier 1 capital adequacy ratio was 10.60% and our Tier 2 capital adequacy ratio was 1.09% at March 31, 2001.

Our total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on our financial statements prepared in accordance with US GAAP was 19.12% at year-end fiscal 2000. Using the same basis of computation, our Tier 1 capital adequacy ratio was 17.19% and our Tier 2 capital adequacy ratio was 1.93% at year-end fiscal 2000.

Capital Expenditures

The following table sets forth, for the periods indicated, the details of our capital expenditures.

		Year ended March 31,						
		1999		**2000**		**2001**		**2001**
		(in millions)						
Premises:								
Owned...	Rs.	221	Rs.	132	Rs.	294	US$	6
Leasehold..		27		30		289		6
Total premises		248		162		583		12
Computers and accessories		115		248		783		17
Other..		124		197		633		14
Total capital expenditures..........................	Rs.	487	Rs.	607	Rs.	1,999	US$	43

Capital expenditures increased 229.3% in fiscal 2001 compared to fiscal 2000 primarily due to a 215.7% increase in expenditure on computers and accessories, a 259.9% increase in capital expenditure on premises and a 221.3% increase in other capital expenditures, including furniture, air-conditioning and office equipment. The increase is primarily attributable to assets acquired through the acquisition of Bank of Madura, a rapid increase in the number of ATM locations, assets purchased for new branches opened in fiscal 2001 and expenditures relating to renovations to some of our existing offices.

Capital expenditures increased 24.6% in fiscal 2000 compared to fiscal 1999 primarily due to a 115.7% increase in computers and accessories capital expenditures and a 58.9% increase in other capital expenditures, including furniture, air-conditioning and office equipment purchased for new branches opened in this period and expenditures relating to renovations to our existing offices to better serve our increased number of customers. Premises capital expenditures decreased in fiscal 2000 by 34.7% largely as a result of the absence of the capital expenditures incurred in fiscal 1999 for residential premises for staff members.

We plan to spend approximately Rs. 1.9 billion (US$ 41 million) in capital expenditures during fiscal 2002 for the setting up of additional branches and other delivery channels. The proposed capital expenditure includes expenses on computers and accessories and other office equipment.

Future Impact of New Accounting Standards

Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instrument and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for ICICI Bank as of April 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. Adoption of these new accounting standards will result in cumulative after-tax reductions in earnings on a US GAAP basis of approximately Rs. 25 million (US$ 533,618) in the first quarter of fiscal 2002. The adoption will also impact assets and liabilities recorded on the balance sheet on a US GAAP basis. A majority of the derivatives entered into by ICICI Bank will not qualify as hedges under SFAS 133 therefore the same will have to be marked to market and the difference between the market value and the face value will be accounted for in earnings.

In September 2000, the Financial Accounting Standard Board (FASB) issued SFAS No. 140, "Accounting for transfers and servicing of Financial Assets and Extinguishments of liabilities", which revises the criteria for accounting for securitizations and other transfers of financials asset and collateral, and introduces new disclosures. SFAS No. 140 replaces SFAS No. 125, which was issued in June 1996. The enhanced disclosure requirements are effective for year-end 2001. The other provisions of SFAS No. 140 apply prospectively to fiscal years ending subsequent to March 31, 2001. Earlier or retroactive application is not permitted. The effect of SFAS No. 140 on ICICI Bank is not expected to be material.

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. We are required to adopt the provisions of Statement 141 immediately, and Statement 142 effective March 15, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Statement 141 will require, upon adoption of Statement 142, that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. In connection with the transitional goodwill impairment evaluation, Statement 142 will require us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141 to its carrying amount both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of earnings. And finally, any unamortized negative goodwill existing at the date Statement 142 is adopted must be written off as the cumulative effect of a change in accounting principle. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on our financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

MANAGEMENT

Directors and Executive Officers

Our board of directors, which consists of 10 members, is responsible for the management of our business. Our organizational documents provide for at least three and no more than 12 directors. We may, subject to the provisions of our organizational documents and the Indian Companies Act, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of 75.0% of the present and voting shareholders.

The composition of our board of directors reflects the principal shareholdings held by ICICI, the requirements of the Indian Banking Regulation Act and the public ownership in India. Under the terms of our organizational documents, ICICI is entitled to appoint one-third of the total number of directors of our board. ICICI is also permitted to vote on the appointment of the remaining members of our board of directors. ICICI has nominated two directors to our board. Pursuant to our organizational documents, to convene a board meeting, one of the two ICICI directors on our board of directors must be present unless they waive this requirement in writing. The Banking Regulation Act requires that not less than 51% of the board members have special knowledge or practical experience in areas relevant to banking including accounting, finance, agriculture, banking and small scale industry. Accordingly, all our directors are professionals with special knowledge of accountancy, banking, economics, administration and management. Of these, one director has expertise in the area of agriculture and another director has experience in small scale industries, as required by the Banking Regulation Act. In addition, under the Banking Regulation Act, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our board of directors.

Our organizational documents also provide that we may execute trust deeds securing our debentures under which the trustee or trustees may appoint a director, known as a debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. There is no debenture director on our board of directors.

Our organizational documents further provide that ICICI may appoint one of their nominated directors to act as the Executive Chairman and Managing Director of our board for terms not exceeding five years at a time. The board of directors has powers to appoint one of the directors to be the Executive Chairman or Managing Director, if ICICI has not appointed one of its nominee directors. The board of directors has proposed Mr. K. V. Kamath to be the non-executive Chairman of our board of directors, subject to approval of the Reserve Bank of India. Application to the Reserve Bank of India seeking approval for this appointment has been submitted. We are awaiting this approval. Mr. H. N. Sinor has been appointed our Managing Director and Chief Executive Officer by the shareholders with effect from June 1, 1998 for a period of five years.

At least two-thirds of the total number of directors, excluding the debenture director and the directors nominated by ICICI, are subject to retirement by rotation. One-third of these directors must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election. None of our directors other than the Chairman or executive directors shall hold office continuously for a period exceeding eight years.

Our board of directors at August 31, 2001 had the following members:

Name, Designation and Profession	Date of appointment	Other appointments
Mr. Kundapur Vaman Kamath Profession: Managing Director and Chief Executive Officer of ICICI	April 17, 1996	**Chairman** ICICI Infotech Services Limited ICICI Lombard General Insurance Company Limited ICICI Personal Financial Services Limited ICICI Prudential Life Insurance Company Limited ICICI Securities and Finance Company Limited ICICI Venture Funds Management Company Limited ICICI Web Trade Limited Prudential ICICI Asset Management Company Limited **Vice-Chairman** Indian School of Business

Director
Bangalore International Airport Limited
Indian Institute of Management, Ahmedabad
National Development Bank, Sri Lanka
Visa International Asia-Pacific Regional Board, Singapore

Director – Board of Governance
Indian Institute of Information Technology, Bangalore

Member
Confederation of Indian Industry

Member - Advisory Board
NCR Financial Solutions Group Limited, London

Member – Board of Governors
Karnataka Regional Engineering College, Mangalore

Member – Board of Management
Manipal Academy of Higher Education

Member – Court of Governors
Administrative Staff College of India

Member – Governing Board
Enterpreneurship Development Institute of India
National Institute of Bank Management

Ms. Lalita Dileep Gupte Profession: Joint Managing Director and Chief Operating Officer – International Business of ICICI	September 12, 1994	**Chairperson** ICICI Capital Services Limited ICICI Home Finance Company Limited **Director** ICICI Infotech Inc. ICICI Infotech Services Limited ICICI Lombard General Insurance Company Limited ICICI Personal Financial Services Limited ICICI Prudential Life Insurance Company Limited ICICI Securities and Finance Company Limited ICICI Venture Funds Management Company Limited ICICI Web Trade Limited National Stock Exchange of India Limited Prudential ICICI Asset Management Company Limited **Member – Board of Governors** Indian Council for Research on International Economic Relations
Dr. Satish Chandra Jha Profession: Development Economist	May 2, 1997	**Member — Governing Board** The Delhi Stock Exchange Association Limited **Director** Phillips India Limited SREI International Finance Limited Walchand Capital Limited
Mr. Raghunathan Rajamani Profession: Retired Government Official	December 2, 1994	**Director** CanBank Computer Services Limited ICICI Knowledge Park **Trustee** Sundaram Mutual Fund
Mr. Bhupendranath V. Bhargava Profession: Chairman, Credit Rating Information Services of India Limited	September 12, 1994	**Chairman** India Index Services and Products Limited **Director** BPL Communications Limited

Cosmo Films Limited
Feedback First Urban Infrastructure Fund Limited
Grasim Industries Limited
HEG Limited
J. K. Corporation Limited
Raymond Limited
Supreme Industries Limited

Trustee
Amarnath Vidya Ashram
Sri Shanmukhananda Fine Arts and Sangeetha Sabha

Mr. Uday Madhav Chitale Profession: Partner, M.P Chitale & Company (Chartered Accountants)	August 21, 1997	**Director** Crossdomain Solutions Private Limited D2K Technologies Private Limited DFK Consulting Services (India) Private Limited Indian Council for Dispute Resolution Seahorse Industries Limited **Member – Governing Council** Maharashtra Chamber of Commerce and Industry **Partner** M.P Chitale & Associates **Chairman – Executive Committee** Shishu Vihar Mandal
Mr. Somesh R Sathe Profession: Managing Director, Arbes Tools Private Limited	January 29, 1998	**Managing Director** ESSP Meditek Private Limited Sukeshan Equipments Private Limited
Mr. H. N. Sinor Profession: Managing Director and Chief Executive Officer	August 21, 1997	**Member – Managing Committee** Indian Banks Association **Member – Governing Board** Narsee Monjee Institute of Management Studies The Maharaja Sayajirao University **Member – Advisory Group Committee** Reserve Bank of India **Member – National Payments Council** Reserve Bank of India **Vice President – Governing Council** Indian Institute of Bankers
Ms. Chanda D. Kochhar Profession: Executive Director - Retail Banking	April 1, 2001	-
Dr. Nachiket Mor Profession: Executive Director - Wholesale Banking	April 1, 2001	**Chairman** Fixed Income Money Market and Derivatives Association of India **Member – Technical Advisory Committee** Reserve Bank of India **Member – Advisory Group on Derivatives** Securities and Exchange Board of India

Our executive officers at August 31, 2001 were as follows:

Name	Age	Position	Years of work experience	Total remuneration in fiscal 2001(1)	Shareholdings as on March 31, 2001	Stock options in fiscal 2001 (2)
Mr. H.N. Sinor	56	Managing Director and Chief Executive Officer	35	Rs. 4,417,800	1,100	56,250
Ms. Chanda D. Kochhar	39	Executive Director – Retail Banking	17	(3)	1,000	-
Dr. Nachiket Mor	37	Executive Director – Wholesale Banking	14	(3)	-	-
Mr. M. N. Gopinath	52	Senior Executive Vice President	31	2,432,716	1,200	25,000
Mr. Alladi Ashok	50	Senior Executive Vice President	29	2,316,630	-	25,000
Mr. G. Venkatakrishnan	50	Senior Executive Vice President and Chief Financial Officer	27	2,039,258	-	25,000
Mr. M. N. Shenoi	43	Senior Executive Vice President	22	1,694,167	1,000	25,000
Mr. R. B. Nirantar	46	Senior Executive Vice President	22	1,542,131	100	25,000
Mr. A. Hari Prasad	46	Senior Executive Vice President	24	1,591,633	100	25,000
Mr. Bhashyam Seshan	45	Company Secretary	23	1,053,554	1,200	10,000

_____

(1) Including bonuses as described under "–Compensation and Benefits to Directors and Officers– Bonus."

(2) See "–Compensation and Benefits to Directors and Officers– Employee Stock Option Scheme" for a description of the terms of these stock options.

(3) Ms. Chanda Kochhar and Dr. Nachiket Mor were employees of ICICI during fiscal 2001. Ms. Kochhar's total remuneration in fiscal 2001 was Rs. 4,416,375 and Dr. Mor's total remuneration in fiscal 2001 was Rs. 4,208,904. These amounts were paid by ICICI. As of April 1, 2001, Ms. Kochhar and Dr. Mor are employees of ICICI Bank. Accordingly, their remuneration for fiscal 2002 and all future periods will be paid by ICICI Bank.

Mr. H. N. Sinor holds Bachelor's degrees in Commerce and Law. Mr. Sinor started his career with the Central Bank of India of India in September 1965 and moved to the Union Bank of India in 1969. He worked in various positions gaining experience in working capital finance, branch banking, resources and corporate planning. Mr. Sinor returned to Central Bank of India as its Executive Director in December 1996. Mr. Sinor joined us on July 1, 1997 and our board on August 21, 1997 and was appointed our Managing Director and Chief Executive Officer with effect from June 1, 1998.

Ms. Chanda D. Kochhar holds a Masters Degree in Management Studies from the Jamnalal Bajaj Institute of Management Studies, Mumbai and has wide experience in the fields of corporate credit, infrastructure financing, e-commerce strategy and retail business. She started her career in 1984 at ICICI in its Project Appraisal Department and during her tenure with ICICI was in charge of various departments. Ms. Chanda Kochhar was a Senior General Manager of ICICI and was in charge of retail business of ICICI prior to joining us. As of April 1, 2001, she was appointed to our board of directors as an executive director and heads our retail banking business.

Dr. Nachiket Mor holds a post graduate diploma in Finance Management from the Indian Institute of Management, Ahmedabad and a Doctorate of Philosophy in Financial Economics from the University of Pennsylvania, Philadelphia, USA. He started his career as an officer in the Corporate Planning and Policy Cell of ICICI in 1987. He has specialized knowledge in project finance, corporate planning and treasury. Dr. Mor was a

Senior General Manager of ICICI and was in charge of treasury and social initiatives of ICICI prior to joining us. As of April 1, 2001, he was appointed to our board of directors as an executive director and heads our wholesale banking business.

Mr. M. N. Gopinath holds a Bachelor's degree in Commerce, a Master's degree in Business Administration and is a Certified Associate of the Indian Institute of Bankers, Mumbai. He joined the Bank of India in 1970. In his 25 years with Bank of India, he has worked at various offices in India and in the US. He has gained experience in credit, international banking, training, branch management, operations, treasury, leasing and housing finance. He was transferred by the Bank of India to its merchant banking subsidiary, BOI Finance Limited, as General Manager. Mr. Gopinath joined us in 1995 and is the Senior Executive Vice President heading banking operations.

Mr. Alladi Ashok has a Bachelor of Science degree. Mr. Ashok started his career with the State Bank of India in 1972. He worked in different branches of State Bank of India both in India and in US. He has handled various responsibilities including working capital financing, credit administration, branch management, foreign exchange and treasury. He joined us in 1996 and is the Senior Executive Vice President heading our Risk Management Department.

Mr. G. Venkatakrishnan holds a Master's degree in Science and a post graduate diploma in bank management. He is a graduate member of Cost and Works Accountants of India and a Certified Associate of the Indian Institute of Bankers, Mumbai. He began his career as an officer with the State Bank of India in 1974. He has held various positions and worked in areas including international banking, auditing, compliance and balance sheet management. Mr. Venkatakrishnan joined us in 1997 and is the Senior Executive Vice President and Chief Financial Officer.

Mr. Mohan N Shenoi holds a Bachelor's degree in Business Management. He is a certified associate of the Indian Institute of Bankers. He also holds a Post Graduate Diploma in Bank Management. He began his career as an officer with the Corporation Bank in 1978, was posted to various offices of the Corporation Bank and gained exposure in general banking, treasury, investments and merchant banking. He joined us in 1994 and is the Senior Executive Vice President and heads sales and marketing in our retail banking business.

Mr. R. B. Nirantar has a Bachelor's degree in Commerce, a diploma in Industrial Relations and Personnel Management and is a Certified Associate of the Indian Institute of Bankers. He also holds a degree in General Law. He joined the Union Bank of India in 1974. He joined us in 1994 and is Senior Executive Vice President and heads our Human Resources Development department.

Mr. A. Hari Prasad holds a Master's degree in Arts. He is a certified associate of the Indian Institute of Bankers. He also holds a Post Graduate Degree in Bank Management from NIBM. He began his career as an officer with the State Bank of India in 1977, was posted to various offices of the State Bank of India and gained exposure in credit management. He joined us in 1995 and is the Senior Executive Vice President and heading our Corporate Banking Department.

Mr. Bhashyam Seshan has a Bachelor's degree in Commerce. He is an Associate Member of the Institute of Company Secretaries of India. He started his career with State Bank of Travancore in 1978 and joined us in 1994. He is our Company Secretary.

Corporate Governance

Our corporate governance policies recognize the accountability of the board and the importance of making the board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and to demonstrate that the shareholders are the ultimate beneficiaries of our economic activities. We have taken a series of steps including the setting up of board sub-committees to oversee the functions of executive management. All important board committees consist mainly of non-executive directors. These board committees meet regularly.

Our board's role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of the board include:

- approving corporate philosophy and mission;

- participating in the formulation of strategic and business plans;

- reviewing and approving financial plans and budgets;

- monitoring corporate performance against strategic and business plans, including overseeing operations;

- ensuring ethical behavior and compliance with laws and regulations;

- reviewing and approving borrowing limits;

- formulating exposure limits; and

- keeping shareholders informed regarding plans, strategies and performance.

To enable the board of directors to discharge these responsibilities effectively, our executive management gives detailed reports on our performance on a quarterly basis.

The board functions either as a full board or through committees. The meetings are generally chaired by Mr. K. V. Kamath. The following committees have been formed to focus on specific issues.

Audit and Risk Committee

The Audit and Risk Committee consists of seven directors, all of which are independent directors. The current members are Mr. Uday M. Chitale, Ms. Lalita D. Gupte, Mr. R. Rajamani, Mr. B. V. Bhargava, Dr. Satish C. Jha, Ms. Chanda D. Kochhar and Dr. Nachiket Mor. It provides direction to and oversees the audit and risk management function, reviews the financial accounts, interacts with statutory auditors and reviews matters of special interest. The meetings are generally chaired by Mr. Uday M. Chitale who is an independent, non-executive director and a Chartered Accountant by profession.

Committee of Directors

The Committee of Directors consists of seven directors, including the Managing Director and Chief Executive Officer. The current members are Mr. K. V. Kamath, Ms. Lalita D. Gupte, Mr. B. V. Bhargava, Mr. Uday M. Chitale, Mr. H. N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor. This Committee has delegated financial powers and approves loan proposals and expenditures within the broad parameters of the delegated authority. The meetings are generally chaired by Mr. K. V. Kamath.

Compensation Committee

The Compensation Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Ms. Lalita D. Gupte, Mr. Somesh R. Sathe, Mr. Uday M. Chitale and Mr. H. N. Sinor. The functions of the committee include considering and recommending to the board the amount of compensation payable to the executive directors, fees payable to other directors and framing the guidelines and management of the employee stock option scheme. The meetings are generally chaired by Ms. Lalita D. Gupte.

Nomination Committee

The Nomination Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Mr. K. V. Kamath, Mr. R. Rajamani, Mr. B. V. Bhargava and Mr. H. N. Sinor. The functions of this committee include the submission of recommendations to the board to fill vacancies on the board or in senior management positions. The meetings are generally chaired by Mr. K. V. Kamath.

Share Transfer Committee

The Share Transfer Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Ms. Lalita D. Gupte, Mr. H. N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor. This committee reviews and approves transfers of our equity shares and debentures. The meetings are generally chaired by Mr. Uday M. Chitale.

Shareholders' Grievance Committee

The Shareholders' Grievance Committee consists of four directors including the Managing Director and Chief Executive Officer. The current members are Ms. Lalita D. Gupte, Mr. B. V. Bhargava, Mr. Uday M. Chitale and Mr. H. N. Sinor. This committee looks into the redressal of shareholder and investor complaints, such as the transfer of shares, the non-receipt of balance sheets and the non-receipt of dividends. The meetings are generally chaired by Mr. Uday M. Chitale.

Steering Committee

The Steering Committee consists of seven directors including the Managing Director and Chief Executive Officer. The current members are Ms. Lalita D. Gupte, Mr. B. V. Bhargava, Mr. Uday M. Chitale, Mr. Somesh R. Sathe, H. N. Sinor, Ms. Chanda D. Kochhar and Dr. Nachiket Mor. This committee provides guidance on the integration of Bank of Madura into ICICI Bank. The meetings are generally chaired by Mr. B. V. Bhargava.

Compensation and Benefits to Directors and Officers

Under our organizational documents, each director, except directors nominated by ICICI and the Managing Director and Chief Executive Officer, is entitled to remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. Remuneration for attending a board meeting is Rs. 5,000 (US$ 107) and for a committee meeting Rs. 2,000 (US$ 43). We reimburse directors for travel and related expenses in connection with board and committee meetings and with related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by the board of directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above.

At its meeting held on March 23, 2001, the board of directors decided to revise the salary paid to the Managing Director and Chief Executive Officer, effective April 1, 2001. This was approved at the annual meeting of the shareholders on June 11, 2001. The board or the compensation committee may in its exclusive discretion fix the salary payable within the range of Rs. 150,000 to Rs. 300,000 (US$ 3,202 to US$ 6,403) per month, exclusive of committed bonus and special achievement bonus.

The total compensation paid by us to our directors and our executive officers in fiscal 2001 was Rs. 23 million (US$ 500,000).

Bonus

Each year, our board of directors awards bonuses to our employees including the Managing Director and Chief Executive Officer on the basis of performance and seniority. The performance of each employee is judged by a management appraisal system. The aggregate amount paid towards bonuses to all eligible employees in fiscal 2001 was Rs. 140 million (US$ 3 million).

Employee Stock Option Scheme (ESOS)

On January 24, 2000, our board approved an employee stock option scheme to attract, encourage and retain high performing employees. Our shareholders approved this scheme at the extraordinary general meeting on February 21, 2000. This scheme was drafted in accordance with guidelines issued by the Securities and Exchange Board of India. Under this scheme, up to 5.0% of our issued equity shares as on March 31, 2000 can be allocated to employee stock options. The stock options will entitle our eligible employees and directors, and eligible employees and directors of our subsidiary and holding companies to apply for equity shares. We do not have any subsidiaries and we ceased to be a subsidiary of any holding company during the current fiscal year so only our eligible employees and directors could apply for equity shares. Eligible employees include those that are assistant managers or higher.

ESOS 2000

During fiscal 2000, a total of 1,788,000 stock options were granted to 426 employees and directors of ICICI Bank and ICICI. Of these, 75,000 stock options allocated to non-executive directors were forfeited upon such non-executive directors refusing to accept the stock options on the basis of good corporate governance principles. Each stock option is exercisable for one equity share. On a fully-diluted basis, these stock options constituted 0.9% of our issued share capital as of March 31, 2000. These stock options have an exercise price of Rs. 171.90 (US$ 4) per equity share, which was the closing price on the BSE on February 21, 2000. These stock options vest in installments over a period of three years with 20.0% of the options vesting at the end of the first year, 30.0% at the end of the second year and 50.0% at the end of the third year. These options can be exercised within 10 years from the date of their grant or five years from the date of vesting, whichever is later. In respect of options granted on February 21, 2000, 20.0% of the options have vested. Of the 426 eligible employees, 42 resigned during fiscal 2001 and the 77,875 options granted to them were extinguished. One person retired during fiscal 2001, and the 18,000 options granted to him were vested in full. On April 1, 2001, the 323,425 options granted to the remaining 383 eligible employees vested, representing 20.0% of the 1,617,125 outstanding options. On April 1, 2001, a total of 341,425 options vested. As on the date of this Report, none of the eligible employees had exercised their options and hence there has been no dilution of earnings per share as of that date. In the second and third years ended April 1, 2002 and 2003, 30.0% and 50.0% of the outstanding options, respectively, will vest.

ESOS 2001

For fiscal 2001, we granted 1,580,200 stock options to 519 of our employees and our Managing Director and Chief Executive Officer. Each stock option is exercisable for one equity share. On a fully-diluted basis, these stock options constituted 0.8% of our issued share capital as of March 31, 2000. These stock options were granted on April 26, 2001 and have an exercise price of Rs. 170.00 (US$ 3.60) per equity share, which was the closing price of the NSE on the date of grant. These stock options vest in installments over a period of three years as described under "ESOS 2001", commencing April 1, 2002. Our Managing Director and Chief Executive Officer was granted 56,250 options and other executive officers were each granted between 10,000 and 25,000 options under this scheme. See the column entitled "Stock option in fiscal 2001" in the executive officer table above. No individual employee or director was granted options equal to or in excess of 1.0% of our issued share capital on the date of the grant.

Total 3,293,200 options granted under ESOS 2000 and ESOS 2001 represented 1.5% of our issued share capital as of March 31, 2001. Under these schemes, up to 5.0% of our issued share capital as of March 31, 2000 can be allocated to employee stock options.

Loans

Our bank has internal rules and regulations to grant loans to employees to acquire certain assets such as property, vehicles and other consumer durables. These loans are made at interest rates ranging from 3.5% to 11.0% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. We have given loans to our employees for purchasing our shares in the offering made by ICICI in June 1997 at the public offering price. Bank of Madura has also given loans to employees for purchasing preferential shares in the offering made by Bank of Madura in August 1995. At March 31, 2001, there were Rs. 813 million (US$ 17.4 million) loans outstanding to employees of ICICI Bank and Bank of Madura. Pursuant to the Banking Regulation Act, our non-executive directors are not eligible for any loans. At March 31, 2001, there was no outstanding loan to our directors.

Gratuity

Under Indian law, we are required to pay a gratuity to employees who after at least five years of continuous service have resigned or retired. Our bank has set up a gratuity fund administered by the Life Insurance Corporation of India. In accordance with our gratuity fund's rules, actuarial valuation of gratuity liability is made based on certain assumptions regarding rate of interest, salary growth, mortality and staff turnover. The total corpus of the fund at March 31, 2001 was Rs. 25 million (US$ 530,000).

In respect of employees from Bank of Madura, there is a separate gratuity fund. This fund is managed by in-house trustees. The investments of the fund are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The corpus of the fund at March 31, 2001 was Rs. 310 million (US$ 6.6 million).

Superannuation Fund

We contribute 15.0% of the total annual salary of each employee to a superannuation fund, which is administered by the Life Insurance Corporation of India. Our employees get an option on retirement or resignation to receive one-third of the total balance and a monthly pension based on the remaining two-third balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance of 66.7%. The total corpus of the fund at March 31, 2001 was Rs. 62 million (US$ 1.3 million). We also give a cash option to our employees, allowing them to receive the amount contributed by us in their monthly salary during their employment with us.

Provident Fund

We are statutorily required to maintain a provident fund as a part of our retirement benefits to our employees. Each employee contributes 12.0% of his or her salary and we contribute an equal amount to the fund. This fund is managed by in-house trustees. The investments of the fund are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The corpus of the fund at March 31, 2001 was Rs. 144 million (US$ 3.0 million). We contributed Rs. 23 million (US$ 500,000) to the provident fund in fiscal 2001.

In respect of employees inducted from Bank of Madura, there is a separate fund and this fund is managed by in-house trustees. Each employee contributes 10% of his or her salary and we contribute an equal amount to the fund. The investments of the fund are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The corpus of the fund at March 31, 2001 wasRs. 568 million (US$ 12.1 million). We contributed Rs. 25 million (US$ 530,000) to the provident fund in fiscal 2001.

Pension Fund

Out of the total Bank of Madura employees, 1,162 employees are pension optees and 1,499 employees are provident fund optees. For a provident fund optee, our contribution of 10% of his or her salary is credited to the ICICI Bank Limited Employees Provident Fund account and for a pension optee, our contribution of 10% of his or her salary is credited to the ICICI Bank Employees Pension Fund every month. These funds are managed by in-house trustees. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the fund are audited by independent auditors. The pension optees are entitled to a monthly pension from the day after their retirement. We also give a cash option to our employees, allowing them to receive the present value of one-third of their monthly pension. Upon death of an employee, family members are entitled to payment of a family pension pursuant to the rules in this regard. The corpus of the fund at March 31, 2001 was Rs. 796 million (US$ 17.0 million).

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or officers.

OVERVIEW OF THE INDIAN FINANCIAL SECTOR

The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge at year-end fiscal 2001.

The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India's financial sector, including the following:

- commercial banks;

- long-term lending institutions;

- non-bank finance companies, including housing finance companies; and

- other specialized financial institutions, and state-level financial institutions.

Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed the asset allocation, and strict controls limited entry into and expansion within the financial sector. The government of India's economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The reform process has now entered into its second phase. See ''—Banking Sector Reform—Committee on Banking Sector Reform (Narasimham Committee II)''.

This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on the commercial banks and the long-term lending institutions. This is followed by a brief summary of the banking reform process along with the recommendations of various committees which have played a key role in the reform process. We then present a brief discussion on the impact of the liberalization process on long-term lending institutions and commercial banks. Finally, reforms in the non-banking financial sector are briefly reviewed.

Reserve Bank of India

The Reserve Bank of India, established in 1935, is the central banking and monetary authority in India. The Reserve Bank of India manages the country's money supply and foreign exchange and also serves as a bank for the government of India and for the country's commercial banks. In addition to these traditional central banking roles, the Reserve Bank of India undertakes certain developmental and promotional roles.

The Reserve Bank of India issues guidelines on exposure standards, income recognition, asset classification, provisioning for impaired assets and capital adequacy standards for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to the Reserve Bank of India on a regular basis. For further discussion regarding Reserve Bank of India's role as the regulatory and supervisory authority of India's financial system and its impact on us, see ''Supervision and Regulation''.

Commercial Banks

Commercial banks in India have traditionally focused only on meeting the short-term financial needs of industry, trade and agriculture. At March 31, 2001, there were 296 scheduled commercial banks in the country, with a network of 65,908 branches serving approximately Rs. 9.5 trillion in deposit accounts. Scheduled commercial banks are banks which are listed in the schedule to the Reserve Bank of India Act, 1934, and may further be classified as public sector banks, private sector banks and foreign banks. Commercial banks have a presence throughout India, with nearly 71.4% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its associate banks, 19 nationalized banks and 196 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 46,181 branches, and account for 76.0% of the outstanding gross bank credit and 78.3% of the aggregate deposits of the scheduled commercial banks. The public sector banks' large network of branches enables them to fund themselves out of low cost deposits.

The State Bank of India is the largest public sector bank in India. At year-end fiscal 2001, the State Bank of India and its seven associate banks had 13,494 branches. They accounted for 24.7% of aggregate deposits and 29.4% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. There were 196 regional rural banks at March 31, 2001 with 14,431 branches, accounting for 4.0% of aggregate deposits and 2.8% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. Furthermore, existing private sector banks which showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry by the private sector into the banking system. This resulted in the introduction of nine private sector banks, including ICICI Bank. These banks are collectively known as the ''new'' private sector banks. With the merger of Times Bank Limited into HDFC Bank Limited in February 2000, there are only eight "new" private sector banks at present. In addition, 24 private sector banks existing prior to July 1993 are currently operating. Bank of Madura was an "old" private sector bank before it was acquired by us effective March 10, 2001.

At year-end fiscal 2001, private sector banks accounted for approximately 12.3% of aggregate deposits and 12.8% of gross bank credit outstanding of the scheduled commercial banks. Their network of 5,117 branches accounted for 7.8% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

At year-end fiscal 2001, there were 42 foreign banks with 179 branches operating in India. Foreign banks accounted for 5.3% of aggregate deposits and 8.1% of outstanding gross bank credit of scheduled commercial banks at year-end fiscal 2001. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. This has led to increased foreign banking activity. During fiscal 2001, Standard Chartered Bank, a foreign bank operating in India, acquired Grindlays, another foreign bank in India, from ANZ Banking Group. The primary activity of most foreign banks in India has been in the corporate segment. However, in recent years, some of the larger foreign banks have started to make consumer financing a larger part of their portfolios based on the growth opportunities in this area in India. These banks also offer products such as automobile finance, home loans, credit cards and household consumer finance.

Cooperative Banks

Cooperative banks cater to the financial needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In light of the recent liquidity and insolvency problems in some cooperative banks, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. In the monetary and credit policy for fiscal 2002, the Reserve Bank of India has proposed to set up a new supervisory body exclusively to oversee cooperative banks, which could take over the entire inspection and supervisory functions in relation to scheduled and non-scheduled urban cooperative banks.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provide fund-based and non-fund-based assistance to industry in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions include ICICI Limited, the Industrial Development Bank of India, the IFCI Limited and the Industrial Investment Bank of India.

The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industry, the reform process has required them to expand the scope of their business activities. Their new activities include:

- fee-based activities like investment banking and advisory services; and

- short-term lending activity including issuing corporate finance and working capital loans.

In addition, there are three other investment institutions at the national level, Life Insurance Corporation of India, General Insurance Corporation of India and its subsidiaries and Unit Trust of India, which also provide long-term financial assistance to the industrial sector.

Non-Bank Finance Companies

There are over 10,000 non-bank finance companies in India, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities which take public deposits and those which do not. The companies, which accept public deposits, are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. ICICI Securities and Finance Company Limited is a non-bank finance company, which does not accept public deposits.

The scope and activities of non-bank finance companies have grown significantly over the years. The primary activities of the non-bank finance companies are consumer credit, including automobile finance, home finance and consumer durable products finance, wholesale finance products to small and medium-sized companies such as bills discounting, and fee-based services such as investment banking and underwriting.

Over the last few years, certain non-bank finance companies have defaulted to investors and depositors, and consequently actions (including bankruptcy proceedings) have been initiated against them, many of which are currently pending.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given to investing in the housing sector by the government in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a premier institution providing housing finance in India. In addition, institutions like Life Insurance Corporation of India, ICICI and several commercial banks have also established housing finance subsidiaries. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two government-controlled financial institutions created to improve the availability of housing finance in India.

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. They include the National Bank for Agricultural and Rural Development,

Export Import Bank of India, the Small Industries Development Bank of India, ICICI Venture Funds Management Company Limited, Risk Capital and Technology Finance Corporation Limited, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited and the Infrastructure Development Finance Corporation Limited.

State Level Financial Institutions

State financial corporations operate at the state level and form an integral part of the institutional financing system. State financial corporations were set up to finance and promote small and medium-sized enterprises. The state financial institutions are expected to achieve balanced regional socio-economic growth by generating employment opportunities and widening the ownership base of industry. At the state level, there are also state industrial development corporations, which provide finance primarily to medium-sized and large-sized enterprises.

Impact of Liberalization on the Indian Financial Sector

Until 1991, the financial sector in India was heavily controlled and commercial banks and long-term lending institutions, the two dominant financial intermediaries, had mutually exclusive roles and objectives and operated in a largely stable environment, with little or no competition. Long-term lending institutions were focused on the achievement of the Indian government's various socio-economic objectives, including balanced industrial growth and employment creation, especially in areas requiring development. Long-term lending institutions were extended access to long-term funds at subsidized rates through loans and equity from the government of India and from funds guaranteed by the government of India originating from commercial banks in India and foreign currency resources originating from multilateral and bilateral agencies.

The focus of the commercial banks was primarily to mobilize household savings through demand and time deposits and to use these deposits to meet the short-term financial needs of borrowers in industry, trade and agriculture. In addition, the commercial banks provided a range of banking services to individuals and business entities.

However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of the banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the broadening of long-term lending institutions' product portfolios, have progressively intensified the competition between banks and long-term lending institutions.

All of these factors are leading to a gradual disappearance of the traditional boundaries between banks and long-term lending institutions. Long-term lending institutions now compete directly with banks in several areas of business. At the same time, since 1992, the long-term lending institutions' access to subsidized domestic sources of long-term funds has diminished and they now primarily depend upon market borrowings. They do not have complete access to retail savings and demand deposits and have certain restrictions on the short maturity funds that they are able to raise from the market.

Banking Sector Reform

Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, bank profitability was low, impaired assets were comparatively high, capital adequacy was diminished, and operational flexibility was severely hindered.

Committee on the Financial System (Narasimham Committee I)

The Committee on the Financial System (The Narasimham Committee I) was set up in August 1991 to recommend measures for reforming the financial sector. Many of the recommendations made by the committee, which addressed organizational issues, accounting practices and operating procedures, were implemented by the government of India. The major recommendations that were implemented included the following:

- with fiscal stabilization and the government increasingly resorting to market borrowing to raise resources, the statutory liquidity ratio or the proportion of the banks' net demand and time liabilities that were required to be invested in government securities was reduced from 38.5% in the pre-reform period to 25.0% in October 1997. This meant that the significance of the statutory liquidity ratio shifted from being a major instrument for financing the public sector in the pre-reform era to becoming a prudential requirement;

- similarly, the cash reserve ratio or the proportion of the bank's net demand and time liabilities that were required to be deposited with the Reserve Bank of India was reduced from 15.0% in the pre-reform period to 7.5% currently;

- special tribunals were created to resolve bad debt problems;

- almost all restrictions on interest rates for deposits were removed. Commercial banks were allowed to set their own level of interest rates for all deposits except savings bank deposits;

- substantial capital infusion to several state-owned banks was approved in order to bring their capital adequacy closer to internationally accepted standards. By the end of fiscal 1999, aggregate recapitalization amounted to Rs. 204.5 billion. The stronger public sector banks were given permission to issue equity to further increase capital; and

- banks were granted the freedom to open or close branches.

Committee on Banking Sector Reform (Narasimham Committee II)

The second Committee on Banking Sector Reform (Narasimham Committee II) submitted its report in April 1998. The major recommendations of the committee were in respect of capital adequacy requirements, asset classification and provisioning, risk management and merger policies. The Reserve Bank of India accepted and began implementing many of these recommendations in October 1998.

Working Group on Role of Banks and Financial Institutions

In December 1997, the Reserve Bank of India created a working group under the chairmanship of S. H. Khan to harmonize the role and operations of long-term lending institutions and banks. In its report submitted in April 1998, the Khan Working Group recommended that banks and long-term lending institutions progressively move towards universal banking and encouraged the development of a regulatory framework for this purpose.

Based on the recommendations of the Khan Working Group and the Narasimham Committee II, the Reserve Bank of India, in January 1999, issued a discussion paper entitled ''Harmonizing the Role and Operations of Development Financial Institutions and Banks''. The paper described the future of the financial system:

- the provision of diversified services both by banks and long-term lending institutions should continue, subject to appropriate regulation by the Reserve Bank of India;

- ultimately there should be only banks and restructured non-bank finance companies;

- the special role of long-term lending institutions being noted, a transitional path was envisioned for them to become either full-fledged non-bank finance companies or banks. This transitory arrangement should be worked out in consultation with the Reserve Bank of India;

- if a long-term lending institution chooses to provide commercial banking services directly, permission to create a 100.0% owned banking subsidiary would be considered by the Reserve Bank of India;

- any conglomerate in which a bank is present should be subject to supervision and regulation on a consolidated basis; and

- supervisory functions should be isolated and brought under a consistent supervisory framework. Ownership of financial intermediaries should be transferred from the Reserve Bank of India to the government of India. This would help ensure that the Reserve Bank of India focused on its supervisory and regulatory functions.

Guidelines on approach to Universal Banking

Pursuant to the recommendations of the Narasimham Committee I and the Khan Working Group on banks and financial institutions, the Reserve Bank of India, in the mid-term monetary and credit policy for fiscal 2000, announced that financial institutions have an option to transform into a bank subject to compliance with the prudential norms as applicable to banks. If a financial institution chooses to exercise the option available to it and formally decides to convert itself into a universal bank, it may formulate a plan for the transition path and strategy for smooth conversion into a universal bank over a specified time frame. In this direction, on April 28, 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues which are required to be addressed in evolving the path for transition of a financial institution to a universal bank. The salient features of the guidelines include the following.

- *Reserve requirements.* Following conversion into a universal bank, a financial institution must comply with the cash reserve ratio and statutory liquidity ratio requirements under the provisions of the Reserve Bank of India Act, 1934, and the Banking Regulation Act.

- *Priority sector lending.* Following conversion of a financial institution into a universal bank, the obligation to lend to the priority sector up to a prescribed percentage of net bank credit will apply ;

- *Permissible activities.* Any activity currently undertaken by a financial institution but not permissible for a bank under the provisions of the Banking Regulation Act, 1949, may have to be stopped or divested after the conversion of a financial institution into a universal bank ;

- *Nature of subsidiaries.* If any of the existing subsidiaries of a financial institution is engaged in an activity not permitted under the provisions of the Banking Regulation Act, then following conversion of the financial institution into a universal bank, such subsidiary or activity must be separated from the operations of the universal bank since the provisions of the Banking Regulation Act permit a bank to have subsidiaries only for specified activities;

- *Restriction on investments.* A financial institution with an equity investment in a company in excess of 30.0% of the paid up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is less, following its conversion into a universal bank, must divest such excess holding to comply with the provisions of the Banking Regulation Act ;

Recent Structural Reforms

Legislative Framework for Recovery of Debts due to Banks

Following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. The purpose of this legislation is to provide for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. This act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. The government of India's Ministry of Finance in India's budget for fiscal 2002 announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985.

As part of its effort to continue bank reform, the Reserve Bank of India announced a series of measures in the monetary and credit policy statements aimed at deregulating and strengthening the financial system.

Credit Policy for Fiscal 2001

In the monetary and credit policy for fiscal 2001, the Reserve Bank of India introduced the following structural reform measures in the banking sector:

- requirement of a minimum of 85.0% daily maintenance of cash reserve ratio balances by banks was reduced to 65.0%;

- financial institutions were given greater flexibility to fix interest rates on term deposits; and

- a broad approach towards "universal banking" was outlined. A development finance institution intending to transform itself into a bank would need to prepare a transition path in order to fully comply with the regulatory requirements of a bank. The institution concerned may consult the Reserve Bank of India for such transition arrangements. The Reserve Bank of India would consider such requests on a case-by-case basis.

The mid-term review of monetary and credit policy for fiscal 2001 introduced the following major changes in the banking and financial sector:

- all India Financial Institutions have been allowed to issue commercial papers with a minimum maturity of 15 days and a maximum maturity of one year;

- non-bank institutions will be gradually phased out of the call/notice money market;

- general provision on standard assets of banks will be made eligible for inclusion in Tier 2 capital; and

- the "past-due" concept, that allowed a grace period of 30 days in the norms for income recognition, asset classification and provisioning will be dispensed with effective March 31, 2001.

Credit Policy for Fiscal 2002

In the monetary and credit policy for fiscal 2002, the Reserve Bank of India recommended the following major changes applicable to the banking and financial sector :

- with effect from March 31, 2004, loans are to be classified as impaired by banks when interest payment or principal repayment is overdue for more than 90 days.

- banks are allowed to maintain a minimum of 50.0% of their cash reserve requirements in the first week of the reporting cycle and 65.0% in the following week ;

- part of the refinancing available from the Reserve Bank of India has been linked to a floating rate system.

- lending below the prime lending rate by banks has been allowed.

- the minimum term for corporate term deposits of Rs.1.5 million and above has been reduced to seven days from 15 days.

- the interest rate on cash reserve balances maintained with the Reserve Bank of India has been raised to 6.0% from the current level of 4.0%.

- inter-bank term liabilities of a term from 15 days up to 1 year have been freed from the computation of the minimum 3% cash reserve requirement.

- the exposure ceiling will be computed uniformly in relation to total capital as defined under International Capital Adequacy Standards effective March 31, 2002. Total capital will now include both Tier-1 and Tier-2 capital;

- non-fund-based exposures will be reckoned at 100.0% in computing risk-weighted assets effective April 1, 2003; and

- the ceiling on exposure for a single borrower will be brought down to 15.0% from 20.0% and the group exposure ceiling will be brought down to 40.0% from 50.0% effective March 31, 2002.

The ceiling on foreign currency non-resident (borrowing) deposits has been revised downwards by 50 basis points to LIBOR/swap rates for corresponding maturities.

- Scheduled commercial banks shall be provided export credit refinance up to 15.0% of the outstanding export credit eligible for refinancing with effect from May 5, 2001.

Banks' Investment Norms

Based on the comments to the Report of the Informal Group on Banks' Investment Portfolio, the Reserve Bank of India finalized its guidelines on categorization and valuation of banks' investment portfolio. These guidelines are in conformity with international best practices, and were effective from September 30, 2000.The salient features of the guidelines are given below:

- The entire investment portfolio is to be classified under three categories: (a) held to maturity, (b) held for trading and (c) available for sale. Held to maturity includes securities acquired with the intention of being held up to maturity; held for trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available for sale includes securities not included in held to maturity and held for trading. Banks should decide the category of investment at the time of acquisition.

- Investments classified under held to maturity need not be marked to market, and will be carried at acquisition cost.

- These investments will include (a) recapitalization bonds, (b) investments in subsidiaries and joint ventures and (c) investments in debentures deemed as advance. Held to maturity will also include any other investment identified for inclusion in this category subject to the condition that such investments will not exceed 25.0% of the total investment excluding recapitalization bonds and debentures.

- Banks, which had already marked to market more than 75% of their statutory liquidity reserve portfolio, have the option to reclassify their investments under this category up to the permissible level.

- Profit on the sale of investments in the held to maturity category should be taken in the income statement before being appropriated to the capital reserve account. Loss on any sale should be recognized in the income statement.

- Market price of the scrip available from the stock exchange, the price of securities in general ledger transactions or the Reserve Bank of India price list will serve as the "market value" for investments in available for sale and held for trading securities.

- Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors like tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category.

- Profit or loss on the sale of investments in both held for trading and available for sale categories should be taken in the income statement.

- Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; investments from available for sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available for sale is generally not allowed.

- The Reserve Bank of India will no longer announce the yield to maturity rates for unquoted government of India securities for the purpose of valuation of investments by banks.

Reforms of the Non-Bank Finance Companies

The standards relating to income recognition, provisioning and capital adequacy were prescribed for non-bank finance companies in June 1994. The registered non-bank finance companies were required to achieve a minimum capital adequacy of 6.0% by year-end fiscal 1995 and 8.0% by year-end fiscal 1996 and to obtain a minimum credit rating. To encourage the companies complying with the regulatory framework, the Reserve Bank of India announced in July 1996 certain liberalization measures under which the non-bank finance companies registered with it and complying with the prudential norms and credit rating requirements were granted freedom from the ceiling on interest rates on deposits and amount of deposits. A new set of regulatory measures were announced by the Reserve Bank of India in January 1998. Effective from April 1, 2001, the Reserve Bank of India stipulated a cap of 14.0% on interest rates on the deposits raised from the public by the non-bank finance companies.

Efforts have also been made to integrate non-bank finance companies into the mainstream financial sector. The first phase of this integration covered measures relating to registrations and standards. These include requiring non-bank finance companies to register and to have minimum net owned funds of Rs. 2.5 million. Other measures introduced include requiring non-bank finance companies to maintain a certain percentage of liquid assets and to create a reserve fund. The percentage of liquid assets to be maintained by non-bank finance companies has been revised uniformly upwards and beginning in April 1999, 15.0% of public deposits must be maintained.

The focus of supervision has now shifted to non-bank finance companies accepting public deposits. This is because these companies will be subject to deposit regulations and standards. A task force on non-bank finance companies set up by the government of India submitted its report in October 1998, and recommended several steps to rationalize the regulation of non-bank finance companies. Accepting these recommendations, Reserve Bank of India issued new guidelines for non-bank finance companies, which were as follows:

- a minimum net owned fund of Rs. 2.5 million is mandatory before existing non-bank finance companies may accept public deposits;

- a minimum investment grade rating is compulsory for loan and investment companies accepting public deposits, even if they have the minimum net owned funds;

- permission to accept public deposits was also linked to the level of capital to risk assets ratio. Different capital to risk assets ratio levels for non-bank finance companies with different ratings were specified; and

- non-bank finance companies were advised to restrict their investments in real estate to 10.0% of their net owned funds.

In the monetary and credit policy for fiscal 2000, the Reserve Bank of India stipulated a minimum capital base of Rs. 20 million for all new non-bank finance companies. In India's budget for fiscal 2002, the procedures for foreign direct investment in non-bank finance companies were substantially liberalized. The list of non-bank finance company activities eligible for foreign equity investment was increased to 18 with the addition of micro-credit and rural credit.

Regulations Review Authority

In March 1999, the Reserve Bank of India set up a Regulations Review Authority to provide an opportunity to the public at large to seek justification for and suggest deletion or modification of any regulation, circular or return issued, or required by the Reserve Bank of India. This authority is neither a forum for grievance redressal nor a policy-making forum. This authority will, however, convey its views on an application to the relevant department of the Reserve Bank of India. Based on the recommendations of this authority, some of the existing regulations may come under review over time.

Insurance

The R. N. Malhotra Committee was set up in April 1993 to recommend reforms in the insurance industry. This committee submitted its report on January 7, 1994 and its major recommendations were as follows:

- the entry of the private sector in the insurance industry should be allowed;

- India's two insurance corporations, the Life Insurance Corporation of India and General Insurance Corporation of India should be privatized, with the government retaining a 50.0% stake;

- the licensing system for surveyors should be abolished;

- the tariff regime in general insurance must continue;

- contributions to pension schemes must be exempt from tax;

- settlement of claims must be expedited; and

- high priority should be given to activating the regulatory apparatus.

As a first step towards implementation of the recommendations of the Malhotra Committee on Reforms in the Insurance Sector, the budget for fiscal 1996 indicated that an independent regulatory authority would be set up for the insurance industry, and the Insurance Regulatory Authority was set up in 1996.

In December 1999, the parliament approved the Insurance Regulatory and Development Authority Bill, 1999. This bill has opened up the Indian insurance sector for foreign and private investors. This bill allows foreign equity participation in new insurance companies of up to 26.0%. The new company should have a minimum paid up equity capital of Rs. 1.0 billion to carry out the business of life insurance or general insurance or Rs. 2.0 billion to carry out exclusively the business of reinsurance. An Insurance Regulatory and Development Authority has been set up to regulate, promote and ensure orderly growth of the insurance industry.

In the monetary and credit policy for fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The objective of the guidelines is to allow only financially strong banks and financial institutions to enter the insurance business. These guidelines permit banks and financial institutions to enter the business of underwriting insurance through joint ventures if they meet the stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record and level of impaired loans and the performance of their existing subsidiary companies. These guidelines specify the maximum percentage of the paid up capital and of the net worth of the bank or financial institution that can be invested in the joint venture. To keep the risks associated with each of the businesses distinct, the guidelines envisage an ''arms length'' relationship between the bank or financial institution and the insurance company. Banks that do not satisfy these criteria will be allowed as strategic investors without risk participation up to 10% of their net worth or Rs. 500 million, whichever is lower. Approval from the Reserve Bank of India is mandatory in all cases. Foreign equity participation of up to 26.0 % is allowed in the insurance sector subject to the issuance of a necessary license by the Insurance Regulatory and Development Authority.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker's Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by the banks.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

We, being licensed as a banking company, are regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements, information and certain details relating to our business. It has issued guidelines for commercial banks on recognition of income, assets, maintenance of capital adequacy and provisioning for impaired assets. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of the banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations relating to the Opening of Branches

Banks are required to obtain licenses from the Reserve Bank of India to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The Reserve Bank of India may cancel the license for violations of the conditions under which it was granted. Under the banking license granted to us by the Reserve Bank of India, we are required to have at least 25.0% of our branches located in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000. A semi-urban area is defined as a center with population of greater than 10,000 but less than 100,000. These population figures relate to the 1991 census conducted by the government of India.

Capital Adequacy Requirements

We are subject to the capital adequacy requirements of the Reserve Bank of India, which, based on the guidelines of the Basle Committee on Banking Regulations and Supervisory Practices, 1998, requires us to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve pursuant to the Indian Income Tax Act as reduced by equity investments in subsidiaries, intangible assets, gap in provisioning and losses in the current period and those brought forward from the previous period.

Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt and redeemable cumulative non-convertible preferred equity with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50.0% of Tier 1 capital. A bank's investment in Tier 2 bonds issued by other banks is subject to a ceiling of 10.0% of the bank's total capital. Tier 2 capital cannot exceed Tier 1 capital. The Banking Regulation Act does not allow banks established on or after January 15, 1937 to issue preferred equity.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Guarantees and documentary credits are treated as similar to funded exposure and are subject to similar risk weight. All foreign exchange open position limits of the bank carry a 100.0% risk weight. Capital requirements have also been prescribed for open foreign currency exposures and open positions in gold. Starting March 31, 2000, investment in government and approved securities will also be assigned a risk weight for fluctuation in prices. In respect of financial institutions and banks, a risk weight of 2.5% to cover market risk has to be assigned in respect of the entire investment portfolio effective March 31, 2001 over and above the existing risk weights for credit risk in non-government and non-approved securities. Banks and financial institutions are required to assign a 100.0% risk weight for all state government guaranteed securities issued by defaulting entities. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

Loan Loss Provisions and Impaired Assets

In March 1994, the Reserve Bank of India issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to long-term lending institutions, which are revised from time to time. Similar guidelines are also applicable to ICICI Bank. These guidelines are applied for the calculation of impaired assets under Indian GAAP. The discussion of asset quality in this annual report is under US GAAP and the US GAAP standards applied are set forth in "'Business—Risk Management—Impaired Loan Portfolio."

The principal features of these Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills are set forth below.

Impaired Assets

An impaired asset is an asset in respect of which any amount of interest or principal is overdue for more than two quarters. In particular, loans are not classified as impaired until the borrower has missed two interest payments (180 days) or two principal payments (180 days). With effect from fiscal 2004, banks have to classify an asset as impaired when principal or interest has remained overdue for more than 90 days. Interest in respect of impaired assets is not recognized or credited to the income account unless collected.

Assets Classification

In line with the Reserve Bank of India circular on restructured/rescheduled assets issued on March 30, 2001 for banks, and the earlier guidelines on asset classification, assets are classified as described below:

- *Standard Assets.* Assets that do not have any problems or do not carry more than normal risk attached to the business. In case of standard assets which are restructured or rescheduled, they shall continue to be classified under standard assets for a period of one year.

- *Sub-Standard Assets.* Assets that are non-performing assets for a period not exceeding 18 months, or have been renegotiated or rescheduled after the project to which they relate has achieved cash break-even. A sub-standard asset that is restructured or rescheduled shall continue to be placed in the sub-standard asset category for a period of one year.

- *Doubtful Assets.* Assets that are non-performing assets for more than 18 months, or carry potential threats to recoveries on account of erosion in the value of security and other factors such as fraud.

- *Loss Assets.* Assets on which losses have been identified but the amount has not been written off wholly or partially or assets that are considered uncollectible.

Renegotiated or rescheduled loans will be eligible to be upgraded only after satisfactory performance during a period of one year from the first due date of interest of principal pursuant to the rescheduled terms.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

- *Standard Assets.* A general provision of 0.25% is required.

- *Sub-Standard Assets.* A general provision of 10.0% is required.

- *Doubtful Assets.* A 100.0% write-off is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower's books or the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 50.0% provision is required to be taken against the secured asset as follows:

  - Up to one year: 20.0% provision

  - One to three years: 30.0% provision

  - More than three years: 50.0% provision

- Loss Assets. The entire asset is required to be written off or provided for.

While the provisions as indicated above are mandatory, a higher provision in a loan amount would be required if the auditors considered it necessary.

The Reserve Bank of India has also issued guidelines for classification and valuation of investments.

Regulations relating to Making Loans

The provisions of the Banking Regulation Act govern making loans by banks in India. The Reserve Bank of India issues directions covering the loan activities of banks. Some of the major guidelines of Reserve Bank of India, which are now in effect, are as follows:

- The Reserve Bank of India has prescribed norms for bank lending to non-bank financial companies.

- Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by the board of directors. The prime lending rate is the minimum rate of interest charged by banks on advances of over Rs. 200,000. Separate prime lending rates can be fixed for short-term and long-term credit. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than consumer credit. The interest charged by banks on advances up to Rs. 200,000 to any one entity (other than most personal banking loans) must not exceed the prime lending rate. Banks are also given freedom to quote below the prime lending rate in respect of creditworthy borrowers and exposures. Interest rates in certain categories of advances are regulated by the Reserve Bank of India.

The Reserve Bank of India, however, does not require interest rates to be linked to the bank's prime lending rate in respect of the following categories:

- loans covered by refinance scheme of financial institutions;

- interest rates on bank lending to intermediary agencies including housing finance intermediary agencies;

- bill discounting by banks; and

- advances or overdrafts against domestic and non-resident deposits.

With respect to cash credit facilities (revolving asset-backed overdraft facilities for meeting working capital needs), up to 80.0% of the facility can be in the form of a demand loan.

Penalty interest represents additional interest charged over and above the base rate of interest on certain events, including default in the repayment of loans. Penalty interest is not chargeable for loans up to Rs. 25,000. For loans over Rs. 25,000, penalty interest cannot exceed 2.0%.

There are guidelines on loans against equity shares in respect of amount, margin and purpose.

Directed Lending

Priority Sector Lending

The Reserve Bank of India requires commercial banks like us to lend a certain percentage of our net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and export companies. Total priority sector advances should be 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be 10.0% of net bank credit.

Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with developmental banks like National Bank for Agriculture and Rural Development and Small Industries Development Bank of India. These deposits can be for a period of one year or five years. The Reserve Bank of India requires banks to lend up to 3.0% of our incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of National Housing Bank and housing development institutions recognized by the government of India.

Export Credit

The Reserve Bank of India also requires us to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of our net bank credit is required to be in the form of export credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Regulations relating to Bridge Loans

Banks may consider approval of bridge loan or interim finance for a maximum period of four months against commitment made by financial institutions or other banks only in cases where the lending institution faces temporary liquidity constraint. These loans are subject to the following conditions specified by the Reserve Bank of India.

- The bank extending bridge loan or interim finance must obtain prior approval of other banks and financial institutions, which have approved the term loans; and

- The approving bank must obtain a commitment from other banks and financial institutions that the latter would directly remit the amount of term loan to it at the time of disbursement.

Credit Exposure Limits

As a prudent measure aimed at better risk management and avoidance of concentration of credit risk, the Reserve Bank of India has prescribed credit exposure limits for long-term lending institutions and banks in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group).

The limits set by the Reserve Bank of India are as follows:
- Internationally, exposure ceilings are computed in relation to total capital as defined under capital adequacy standards (Tier 1 and Tier 2 capital). Taking into account the best international practices, the Reserve Bank of India adopted the concept of capital funds as defined under capital adequacy standards for determining the exposure ceiling uniformly both by domestic and foreign banks, effective from March 31, 2002.

- In line with international best practices, the Reserve Bank of India decided that non-fund based exposures should be calculated at 100.0% and in addition, banks should include forward contracts in foreign exchange and other derivative products like currency swaps and options, at their replacement cost value in determining individual or group borrower exposure ceilings, effective from April 1, 2003.

- As the concept of capital funds has been broadened to represent total capital (Tier 1 and Tier2), the Reserve Bank of India adjusted the exposure ceiling for single borrower from 20.0% to 15.0% effective from March 31, 2002. Similarly, the group exposure limits will be adjusted effective from March 31, 2002 to 40.0% of capital funds. In case of financing for infrastructure projects, the limit is extendable by another 10.0%, i.e., up to 50.0%.

Exposure is the aggregate of:

- all approved fund-based limits;

- investments in shares, debentures and commercial paper of companies and public sector undertakings; and

- 50.0% of approved non-fund-based limits, underwriting and similar commitments.

Capital funds include paid-up capital and free reserves excluding revaluation reserves pursuant to accounts audited and published under Indian GAAP.

Our loan exposures to individual borrowers and borrower groups are within the above limits, except in some cases where we have obtained the approval of Reserve Bank of India for exceeding the above limits.

To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 15.0% on our exposure to any one industry and monitor our exposures accordingly. Where financial fundamentals and sponsors' backing are strong, our exposures have exceeded these limits. However, these exposures are within the individual and borrower group limits specified by the Reserve Bank of India.

Capital Market Exposure Limits

Pursuant to the Reserve Bank of India guidelines, the exposure of banks to the capital market by way of investments in shares, convertible debentures and units of equity oriented mutual funds within the overall exposure to sensitive sectors, should not exceed 5.0 % of the outstanding domestic credit (excluding inter-bank lending and advances outside India) at March 31 of the previous fiscal year. These guidelines were revised on May 11, 2001 specifying the types of capital market exposure that could be undertaken by banks. Further, the 5.0% ceiling will be computed in relation to the total advances (including commercial paper) at March 31 of the previous fiscal year.

Regulations relating to Investments

There are no limits on the amount of investments by banks in non-convertible debt instruments. However, credit exposure limits specified by the Reserve Bank of India in respect of a bank's lending to individual borrowers and borrower groups apply in respect of these investments. The Reserve Bank of India requires that the net incremental investment by banks in equity securities in a fiscal year cannot exceed 5.0% of the incremental deposits in the previous fiscal year. Investments in debentures convertible into equity and equity related mutual funds are included in this 5.0% limit. In April 1999, the Reserve Bank of India, in its monetary and credit policy stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10.0% of the investing bank's capital including Tier 2 capital and free reserves. We have complied with this requirement.

Restrictions on Investments in a Single Company

No bank may hold shares in any company exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less.

Limit on Transactions through Individual Brokers

The guidelines issued by the Reserve Bank of India require banks to empanel brokers for transactions in securities. The guidelines also require that a disproportionate part of the bank's business should not be transacted only through one broker or a few brokers. The Reserve Bank of India specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank concerned should ratify such action.

Prohibition on Short-Selling

The Reserve Bank of India does not permit short selling of securities by banks.

Valuation of Investments

Pursuant to the Reserve Bank of India guidelines, all investments are to be classified under government of India securities, other approved securities, shares, bonds and debentures, subsidiaries and joint ventures and others. Further, for the purpose of valuation, they are to be categorized as held to maturity, available for sale and held for trading.

Held to maturity securities are not marked to market and are carried at acquisition cost or at amortized cost if acquired at a premium over the face value.

Available for sale and held for trading securities are valued at market or fair value as at the balance sheet date. Depreciation or appreciation for each basket within the available for sale category is aggregated. Net appreciation in each basket, if any, that is not realized is ignored, while net depreciation is provided for.

Depreciation or appreciation for each basket within the trading category is aggregated. Net depreciation or appreciation in each basket, if any, is taken in the income statement.

Regulations relating to Deposits

The Reserve Bank of India has permitted banks to independently determine rates of interest offered on fixed deposits. However, no bank is permitted to pay interest on current account deposits. Further, banks can pay interest of 4.0% per annum on savings deposits. In respect of savings and time deposits accepted from employees, we are permitted by the Reserve Bank of India to pay an additional interest of 1.0% over the interest payable on deposits from the public.

Domestic time deposits can have a minimum maturity of 15 days (seven days in respect of deposits over Rs. 1,500,000 with effect from April 19, 2001) and maximum maturity of 10 years. Time deposits from non-resident Indians denominated in foreign currency can have a minimum maturity of one year and maximum maturity of three years. Rupee time deposits from non-resident Indians can have a minimum maturity of six months and maximum maturity of three years.

Starting April 1998, the Reserve Bank of India has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

- Time deposits are of Rs. 1.5 million and above; and

- Interest is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 (US$ 2,100) accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations relating to knowing the Customer

The Reserve Bank of India requires banks to open accounts only after verifying the identity of customers as to their name, residence and other details to ensure that the account is being opened by the customer in his own name. To open an account, a prospective customer requires an introduction by:

- an existing customer who has had his own account with the bank for at least six months duration and has satisfactorily conducted that account; or

- a well known person in the local area where the prospective customer is residing.

If the prospective customer does not have an introducer, documents of the prospective customer, like his identity card, passport or details of bank accounts with other banks, are required to be submitted.

Legal Reserve Requirements

Cash Reserve Ratio

A banking company such as ICICI Bank is required to maintain a specified percentage of its demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. In April 2000, the Reserve Bank of India in its credit and monetary policy announced the new cash reserve ratio to be maintained by scheduled commercial banks of 8.0% which was raised to 8.5% in July 2000. This was part of the measures introduced to contain the sudden depreciation of the rupee against the US dollar. This depreciation of the rupee was due to excess demand conditions in the foreign exchange market arising out of large payments for crude oil imports and a slowdown in capital inflows. It was subsequently reduced to the level of 7.5% on May 19, 2001.

The following liabilities are not considered in the calculation of the cash reserve ratio:

- inter-bank liabilities;

- liabilities to primary dealers;

- repatriable and non-repatriable deposits from non-resident Indians;

- foreign currency deposits from non-resident Indians; and

- refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks.

The Reserve Bank of India pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays 6.0% on the balance.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 65.0% of the required cash reserve ratio on any particular day except the last business day of the fortnight. On the last business day of the fortnight, no restrictions apply. In the monetary and credit policy for fiscal 2002, the Reserve Bank of India has reduced the daily maintenance requirement of 65.0% to 50.0% for the first seven days of the fortnight, while continuing with the minimum requirement of 65.0% for the rest of the fortnight.

Ever since the Reserve Bank of India introduced the financial sector reforms, the goal has been to reduce the cash reserve ratio. It has been indicated by the Reserve Bank of India that the ratio would ultimately be reduced to the statutory minimum of 3.0%. In July 2000, the Reserve Bank of India raised the cash reserve ratio by 0.5percentage points to 8.5%. However, it was subsequently brought down in two stages to 7.5% in February and May 2001.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a banking company such as ICICI Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time. Currently, the Reserve Bank of India requires banking companies to maintain a liquidity ratio of 25.0%.

Regulations on Asset Liability Management

At present, Reserve Bank of India regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date, or maturity date. These statements have to be submitted to the Reserve Bank of India on a quarterly basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the Reserve Bank of India had asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15–28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps has been made mandatory with effect from April 1, 2000.

Foreign Currency Dealership

The Reserve Bank of India has granted us a full-fledged authorized dealers' license to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to:

- engage in foreign exchange transactions in all currencies;

- open and maintain foreign currency accounts abroad;

- raise foreign currency and rupee denominated deposits from non resident Indians;

- grant foreign currency loans to on-shore and off-shore corporations;

- open documentary credits;

- grant import and export loans;

- handle collection of bills, funds transfer services;

- issue guarantees; and

- enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents.

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the ground rules relating to foreign exchange business in India.

Authorized dealers like us are required to determine our limits on open positions and maturity gaps in accordance with Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India. At present, the limit for our over-night open positions is Rs. 1,650 million. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of Foreign Exchange Regulation Act. All branches should monitor all non-resident accounts to prevent money laundering. These transactions will be regulated by the Foreign Exchange Management Act and the Prevention of Money Laundering Act, once they are put in force.

Requirements of the Banking Regulation Act

Prohibited Business

The Banking Regulation Act specifies the business activities in which a bank may engage. Business activities other than the specified activities are prohibited to be undertaken by a bank.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which not less than 25.0% of the profits of each year before dividends must be transferred. If there is an appropriation from this account, the bank is required to report the same to the Reserve Bank of India within 21 days, explaining the circumstances leading to such appropriation.

Restrictions on Payment of Dividends

The Banking Regulation Act requires that a bank shall pay dividends on its shares only after all its capitalized expenses (including preliminary expenses, organization expenses, share selling commission, brokerage, amounts of losses and any other item of expenditure not represented by tangible assets) have been completely written off. The government of India may exempt banks from this provision by issuing a notification on the recommendation of the Reserve Bank of India. We have obtained approval to write off, over a period of three years including fiscal 2000, our issue expenses incurred in respect of our ADS program for preparing our accounts as provided under the Banking Regulation Act.

Prior approval of the Reserve Bank of India is required for a dividend payment above 25.0% of par value of a company's shares or for an interim dividend payment.

The government of India may, on recommendation of the Reserve Bank of India, exempt a bank from requirements relating to its reserve fund and the restrictions on dividend payment.

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. Banks incorporated before January 15, 1937 can also issue preferential shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

Restriction on Transfer of Shares

Reserve Bank of India approval is required to obtain its approval before we can register the transfer of shares for an individual or group which acquires 5.0% or more of our total paid up capital.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is empowered under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, the banks are required to report to the Reserve Bank of India on aspects such as:

- assets, liabilities and off-balance sheet exposures;
- the risk weighting of these exposures, the capital base and the capital adequacy ratio;
- the unaudited operating results for each quarter;
- asset quality;
- concentration of exposures;

- connected and related lending and the profile of ownership, control and management; and

- other prudential parameters.

The Reserve Bank of India also conducts periodical on-site inspections on matters relating to the bank's portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team including our chief executive officer.

The Reserve Bank of India also conducts on-site supervision of our selected branches with respect to their general operations and foreign exchange related transactions.

Penalties

The Reserve Bank of India can impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty can be a fixed amount or be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and Reserve Bank of India approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Secrecy Obligations

Our obligations relating to maintaining secrecy arise out of common law principles governing our relationship with our customers. We cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

- where disclosure is required to be made under any law;

- where there is an obligation to disclose to the public;

- where we need to disclose information in our interest; and

- where disclosure is made with the express or implied consent of the customer.

We are required to comply with the above in furnishing any information to any parties. We are also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker's Books Evidence Act, a copy of any entry in a bankers' book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceedings.

Appointment and Remuneration of our Chairman, Managing Director and Other Directors

We require prior approval of the Reserve Bank of India to appoint our chairman and managing director and any other directors and to fix their remuneration. The Reserve Bank of India is empowered to remove such an appointee on the grounds of public interest, interest of depositors or to ensure the proper management of the bank. Further, the Reserve Bank of India may order meetings of the bank's board of directors to discuss any matter in relation to the bank, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and can also order the convening of a general meeting of the company to elect new directors.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to Securities and Exchange Board of India regulations for our capital issuances, as well as our underwriting, custodial, depositary participant, investment banking, registrar and transfer agents, broking and debenture trusteeship activities. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We are required to adhere to a code of conduct applicable for these activities.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to weighted basket of currencies of India's major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the IMF, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

In December 1999, the Indian parliament passed the Foreign Exchange Management Act, 1999, which became effective on June 1, 2000, replacing the earlier Foreign Exchange Regulation Act, 1973. This legislation indicates a major shift in the policy of the government with regard to foreign exchange management in India. While the Foreign Exchange Regulation Act, 1973 was aimed at the conservation of foreign exchange and its utilization for the economic development of the country, the objective of the Foreign Exchange Management Act, 1999 is to facilitate external trade and promote the orderly development and maintenance of the foreign exchange market in India.

The Foreign Exchange Management Act, 1999 permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (*i.e.,* those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

Restrictions on Sale of the Equity Shares underlying the ADSs and for Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Investors who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will, subject to the foregoing, have to obtain Reserve Bank of India approval for each such transaction.

The Reserve Bank of India has recently issued certain notifications after the announcement of India's budget for fiscal 2002 for the liberalization of the capital account. Once specific guidelines are issued by the regulatory authorities, in contrast to prior regulations, an ADS holder who surrenders an ADS and receives shares may be able to redeposit those shares in the depositary facility in exchange for ADSs. Also, an investor who has purchased shares in the Indian market may deposit them in the ADS program and receive ADSs from the overseas depositary. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number of equity shares withdrawn from the depositary facility as of such time. Indian companies have been permitted to sponsor ADS/GDR issues with an overseas depositary against shares held by a shareholder, who wish to use this option subject to compliance with Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme, 1993 and guidelines issued by the government.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are listed and traded on the Kolkata, Delhi, Madras and Vadodara Stock Exchanges, the BSE and the NSE. The equity shares were first listed on the Vadodara Stock Exchange in 1997. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian Rupees.

The following table shows:

- the reported high and low closing prices quoted in rupees for the equity shares on the NSE; and

- the reported high and low closing prices for the equity shares, translated into U.S. dollars, based on the noon buying rate on the last business day of each period presented.

	Price per Equity share [(1)]		Price per Equity share	
	High	Low	High	Low
Annual prices:				
Fiscal 1998	Rs. 54.50	Rs. 35.00	US$ 1.38	US$ 0.89
Fiscal 1999	65.00	20.75	1.53	0.49
Fiscal 2000	275.00	22.70	6.30	0.52
Fiscal 2001	279.65	189.70	5.97	4.05
Quarterly prices:				
Fiscal 1999:				
First Quarter	65.00	32.00	1.53	0.75
Second Quarter	44.00	32.10	1.04	0.76
Third Quarter	35.00	21.55	0.82	0.51
Fourth Quarter	33.60	20.75	0.79	0.49
Fiscal 2000:				
First Quarter	38.60	22.70	0.89	0.52
Second Quarter	45.45	32.00	1.04	0.73
Third Quarter	75.00	32.15	1.72	0.74
Fourth Quarter	275.00	66.00	6.30	1.51
Fiscal 2001:				
First Quarter	279.65	189.70	6.26	4.25
Second Quarter	234.00	133.00	5.10	2.90
Third Quarter	182.00	103.60	3.89	2.22
Fourth Quarter	220.00	145.80	4.70	3.11
Fiscal 2002:				
First Quarter	193.50	124.60	4.11	2.65
Second Quarter (through August 31)	140.00	104.50	2.97	2.22
Monthly prices :				
March 2001	220.00	192.20	4.70	4.10
April 2001	193.50	155.10	4.13	3.31
May 2001	163.00	138.25	3.47	2.94
June 2001	148.50	124.60	3.15	2.65
July 2001	140.00	104.50	2.97	2.21
August 2001	109.90	103.40	2.33	2.19

_____

(1) Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

On August 31, 2001, the closing price of equity shares on the NSE was Rs. 106.05 equivalent to US$ 2.20 per equity shares (US$ 4.40 per ADS on an imputed basis) translated at the noon buying rate of Rs. 47.17 per US$ 1.00 on August 31, 2001.

At August 31, 2001, there were approximately 115,409 holders of record of our equity shares, of which 19 had registered addresses in the United States and held an aggregate of approximately 5,650 equity shares.

During the past three years, there was no suspension in the trading of our equity shares by any of the stock exchanges on which our equity shares are listed.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and were listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs have been listed on the Kolkata, Delhi, Madras and Vadodara Stock Exchanges, the BSE and the NSE.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for the outstanding ADSs traded under the symbol IBN.

	Price per ADS	
	High	**Low**
Fourth Quarter (from March 28, 2000)	US$ 15.38	US$ 14.38
Fiscal 2001:		
First Quarter	18.75	11.75
Second Quarter	15.12	7.37
Third Quarter	9.00	4.62
Fourth Quarter	9.50	6.00
Fiscal 2002:		
First Quarter	7.50	5.30
Second Quarter (through August 31, 2001)	5.72	4.60
Monthly prices :		
March 2001	8.50	6.00
April 2001	7.50	6.69
May 2001	6.80	6.15
June 2001	6.35	5.30
July 2001	5.72	4.60
August 2001	5.59	4.73

At August 31, 2001, there were approximately five holders of record of our ADSs, all of which had registered addresses in the United States and held an aggregate of approximately 15,434,540 ADSs, representing 7% of the equity shares.

RESTRICTION ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

India strictly regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities, including the equity shares represented by the ADSs, is generally regulated by the Foreign Exchange Management Act, 1999, which permits transactions involving the inflow or outflow of foreign exchange and empowers the Reserve Bank of India to prohibit or regulate such transactions.

The Foreign Exchange Management Act permits most transactions involving foreign exchange except those prohibited or restricted by the Reserve Bank of India. The Foreign Exchange Management Act has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (*i.e.,* those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The Reserve Bank of India has recently issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

Under the foreign investment rules, there are four applicable restrictions on foreign ownership:

- Under the foreign direct investment route, foreign investors may own equity shares of ICICI Bank only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis except, as discussed immediately below, where the investment is by acquisition of ADSs or GDRs;

- Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up;

- Under the portfolio investment route, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the Reserve Bank of India, non-resident Indians and overseas corporate bodies may be permitted to own in the aggregate up to 49.0% of ICICI Bank's equity shares; no single foreign institutional investor may own more than 10.0% of ICICI Bank's equity shares (or 24.0% subject to the approval of ICICI Bank's shareholders, which has not yet occurred).

- Non-resident Indians and corporate bodies predominantly owned by non-resident Indians may own up to 10.0% of ICICI Bank's equity shares; no single non-resident Indian or corporate body predominantly owned by non-resident Indians may own more than 5.0% of ICICI Bank's total equity shares.

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 which was a foreign direct investment. Under the current guidelines issued by the Indian government, foreign direct investment up to 49.0% from all sources is permitted in the banking sector on the automatic route subject to conformity with guidelines issued by the Reserve Bank of India from time to time. The investments through the portfolio investment route in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment route are distinct. As of March 31, 2001, foreign investors owned approximately 32.7% of ICICI Bank's equity in total, of which 14.4% was through the ADS program.

As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In our ADS offering, we obtained the approval of the Department of Company Affairs and the relevant stock exchanges.

Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, you may not receive sufficient advance notice of shareholder meetings to enable you to withdraw the underlying equity shares and vote at such meetings.

Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the 10-49.0% portfolio investment limitations, and the 5-24.0% non-resident Indian limitation. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

You will be required to make a public offer to the remaining shareholders if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity (under the Takeover Code).

If you wish to sell the equity shares withdrawn from the depositary facility, you will be required to receive the prior approval of the Reserve Bank of India, unless the sale is on a stock exchange or in connection with an offer under the Takeover Code.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the ownership of our equity shares, at March 31, 2001.

	Percentage of total equity shares outstanding	Number of equity shares held
ICICI(1)	47.0 %	103,542,449
Unit Trust of India	2.4	5,336,499
Other Indian institutional investors and corporate bodies	1.9	4,102,317
Individual domestic investors(2)	6.3	13,847,387
Foreign institutional investors, foreign banks, overseas corporate bodies and non-resident Indians excluding Deutsche Bank, as depositary	17.3	38,242,248
Deutsche Bank, as depositary	14.4	31,747,980
Shares allocable to the former shareholders of Bank of Madura Limited...	10.7	23,539,800
	100.0%	220,358,680

_____

(1) Under the Indian Banking Regulation Act, no person holding shares in a banking company can vote more than 10.0% of the outstanding equity shares. This means that while ICICI owned 47.0% (46.4% as per the records of ICICI, as some of the equity shares sold by them at the end of March 2001, were not received before March 31, 2001 for registration of our transfer) of our equity shares at March 31, 2001, it can only vote 10.0% of our equity shares. Similarly, Deutsche Bank (as depositary), which owns 13.6% of our equity shares, can only vote 10.0% of our equity shares. Due to this voting restriction and the fact that no other shareholder owns 10.0% or more of our outstanding equity shares, ICICI and Deutsche Bank effectively controls 16.6% each of the voting power of our outstanding equity shares.

(2) Executive officers and directors as a group held less than 0.01% of our equity shares at March 31, 2001.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of company profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. We have paid dividends consistently every year since fiscal 1996, the second year of our operations.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax.

	Dividend per equity share		Total amount of dividends paid	
			(in millions)	
For fiscal year				
1997	Rs.	1.00	Rs.	150
1998		1.00		162
1999		1.20		198
2000		1.50		247
2001		2.00		414

Until fiscal 1997, investors were required to pay tax on dividend income. From fiscal 1998, dividend income was made tax-exempt. However, all companies were required to pay a 10% tax on distributed profits. From fiscal 1999, this tax rate rose to 11% because of a 10% surcharge imposed on all taxes by the government. The government of India's budget for fiscal 2001 raised this tax to 22.0% (including surcharge) for dividend distribution subsequent to May 2000. Effective June 1, 2001, the tax rate for dividend distribution was changed to 10.2%.

Future dividends will depend upon our revenues, cash flow, financial condition and other factors. As an owner of ADSs, you will be entitled to receive dividends payable in respect of the equity shares represented by such ADSs except for fiscal 2000 as stated in prospectus to the recent ADS Issue. The equity shares represented by ADSs rank *pari passu* with existing equity shares. At present, we have equity shares issued in India and equity shares represented by ADSs.

As per the present guidelines in India, with respect to equity shares issued by us during a particular fiscal year, dividends declared and paid for such fiscal year are paid in full and are no longer prorated from the date of issuance to the end of such fiscal year.

Before paying any dividend on our shares, we are required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). Before declaring dividends, we are required to transfer at least 20.0% of the balance of profits of each year to a reserve fund. The government of India may, however, on recommendation of the Reserve Bank of India, exempt us from such requirement. We require prior approval from the Reserve Bank of India to pay a dividend of more than 25.0% of the par value of our shares. We also require prior approval from the Reserve Bank of India to pay an interim dividend.

We have no agreement with ICICI regarding the payment of dividends by us to ICICI or the contribution of capital by ICICI to us for maintenance of our minimum capital adequacy ratio. Any declaration or payment of a dividend by us to ICICI would have to be approved by our board of directors and shareholders, and if the dividend is in excess of 25.0% of the par value of our shares, we would have to obtain prior approval from the Reserve Bank of India. Pursuant to the Banking Regulation Act, ICICI, though holding more than 10.0% of our share capital, has voting power equal to only 10.0% of our outstanding equity shares.

For a description of the tax consequences of dividends paid to our shareholders, see "Taxation — Indian Tax — Taxation of Distributions".

TAXATION

Indian Tax

The following discussion of Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India whether of Indian origin or not is based on the provisions of the Indian Income-Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, which has recently been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.

The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the section 115 AC regime.

Recent Amendments to the Section 115 AC regime

The Finance Act for the year 2001 effected certain amendments to the Indian Income Tax Act and specifically Section 115 AC. Section 115 AC was entirely replaced by a new section. Under the new section, the term 'Global Depository Receipts' is used in place of the word 'share' as under the previous Section. The term GDR would include ADRs. The amendments extend the concessional tax rate to GDRs issued against: (i) a fresh issue of underlying shares; (ii) a dis-investment by the Government; (iii) on re-conversion of shares into ADRs/GDRs; (iv) the shares of a listed Indian company on dis-investment of the shares held by the listed holding company.

Residence

For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (i) is in India in that year for 182 days or more or (ii) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more, is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividend distributed will not be subject to tax in the hands of the shareholders. Consequently, withholding tax on dividends paid to shareholders does not apply. However, if dividends are declared, the company is required to pay a 10.20% tax (inclusive of the applicable surcharge) on distributable profits

Taxation on Redemption of ADSs

The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of Equity Shares or ADSs

Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the Depositary), the rate of tax is 10.2%. Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 48.0% in the case of foreign companies. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the Depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the BSE or the NSE on the date on which the depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary.

Rights

Distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder not entitled to exemption under a tax treaty to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to customary Indian taxation as discussed above.

Stamp Duty

Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily deliverable in dematerialized form except for trades up to 500 shares only which may be for delivery in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in dematerialized form.

Other Taxes

At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares is subject to a service tax of 5.0%. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

The following discussion describes certain US federal income tax consequences of the acquisition, ownership and sale of ADSs that are generally applicable to US investors. For these purposes, you are an US investor if you are:

- a citizen or resident of the United States under US federal income tax laws;

- a corporation organized under the laws of the United States or of any political subdivision of the United States; or

- an estate or trust the income of which is includable in gross income for US federal income tax purposes regardless of its source.

This discussion only applies to ADSs that you own as capital assets.

Please note that this discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address investors subject to special rules, including:

- insurance companies;

- tax-exempt entities;

- dealers in securities;

- financial institutions;

- persons who own the ADSs as part of an integrated investment (including a straddle, hedging or conversion transaction) comprised of the ADS, and one or more other positions for tax purposes;

- persons whose functional currency is not the US dollar; or

- persons who own, actually or constructively, 10.0% or more of our voting stock.

This discussion is based on the tax laws of the United States currently in effect (including the Internal Revenue Code of 1986, as amended, referred to as "the Code"), Treasury Regulations, Revenue Rulings and judicial decisions. These laws may change, possibly with retroactive effect.

For US federal income tax purposes, if you own an ADS, you will generally be treated as the owner of the equity shares underlying the ADS.

Please consult your tax advisor with regard to the application of the US federal income tax laws to the ADSs in your particular circumstances, including the passive foreign investment company rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under "Passive Foreign Investment Company Rules" below, dividends you receive on the ADSs, other than certain pro rata distributions of common shares or rights to acquire common shares or ADSs, will generally constitute foreign source dividend income for US federal income tax purposes. The amount of the dividend you will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary, regardless of whether the payment is converted into US dollars. If you realize gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. You will not be entitled to claim a dividends-received deduction for dividends paid by ICICI Bank.

Taxation of Capital Gains

Subject to the discussion under "Passive Foreign Investment Company Rules" below, you will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs in the same manner as you would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be U.S. source income or loss. You should consult your own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

Based upon proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, we do not expect to be considered a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We have based the expectation that we are not a passive foreign investment company on, among other things, provisions in the proposed regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of our income and assets. Since there can be no assurance that the proposed regulations will be finalized in their current form and the manner of the application of the proposed regulations is not entirely clear, and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. Furthermore, changes to our corporate structure (including a merger between ICICI and us in connection with the conversion of ICICI into a universal bank) could cause us to be considered a passive foreign investment company.

If we are treated as a passive foreign investment company for any year during your holding period and you have not made the mark-to-market election, as described below, you will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of shares or ADSs, including, under certain circumstances, a disposition pursuant to an otherwise tax-free reorganization, gain reorganized by you would be allocated ratably over your holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 per cent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.

If the shares or ADSs are regularly traded on a "qualified exchange", you may make a mark-to-market election. A "qualified exchange" includes a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not yet identified specific foreign exchanges that are "qualified" for this purpose. The New York Stock Exchange on which the ADSs are traded is a qualified exchange for US federal income tax purposes.

If you make the election, you generally will include each year as ordinary income the excess, if any, of the fair market value of the ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make the election, your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of ADSs will be treated as ordinary income.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a passive foreign investment company. If you own shares or ADSs during any year in which we are a passive foreign investment company, you must file Internal Revenue Service Form 8621.

USE OF PROCEEDS

Pursuant to our Registration Statement on form F-1 (File No. 333-30132), which was declared effective by the Securities and Exchange commission on March 28, 2000, we registered $175 million of our equity shares, par value Rs. 10 per share, each represented by 0.5 ADSs, and offered and sold 15,909,090 ADSs, each representing two equity shares, at the public offering price of US$ 11.00 per ADS or aggregating US$ 174,999,990. We received net proceeds of US$ 166,949,990 from the sale of these ADSs, after deducting the underwriting discount and actual offering expenses of US$ 8,050,000. The joint global coordinators of this offering were Merrill Lynch (Singapore) Pte. Ltd. and Morgan Stanley & Co. International Limited.

From March 28, 2000 to March 31, 2001, we had used net offering proceeds of US$ 166,949,990 for our normal banking businesses. This use of proceeds was in line with the use of proceeds described in our registration statement.

PRESENTATION OF FINANCIAL INFORMATION

We have prepared our historical financial statements in accordance with Indian generally accepted accounting principles. Starting in fiscal 2000, we published in our annual shareholders' report our financial statements in US GAAP as well as in Indian GAAP.

The financial information in this annual report has been prepared in accordance with US GAAP, unless we have indicated otherwise. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the year ended March 31 of that year. The financial statements, including the notes to these financial statements, audited by KPMG, independent accountants, are set forth at the end of this annual report. The acquisition of Bank of Madura by us effective March 10, 2001 has been accounted for under the purchase method of accounting. Accordingly, our income statement for fiscal 2001 includes the income and expenses of Bank of Madura from March 10, 2001, the effective date of the acquisition, to March 31, 2001, and our balance sheet at March 31, 2001 includes the assets and liabilities of Bank of Madura. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by our management based on information currently available and on current assumptions as to future operations.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on "Market Price Information", all translations from rupees to dollars are based on the noon buying rate in the City of New York for cable transfers in rupees at March 30, 2001. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on March 30, 2001 was Rs. 46.85 per US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our financial statements.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III. A. 1 of our Memorandum of Association, our main objective is to carry on the business of banking in any part of India or outside India.

Directors' Powers

Our directors' powers include the following:

- Article 140 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested.

- Directors have no powers to vote in absence of a quorum.

- Article 83 of the Articles of Association provides that the directors may raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including its uncalled capital.

Amendment to Rights of Holders of Equity Shares

Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, which must be passed by not less than three times the number of votes cast against the resolution.

Change in Control Provisions

Article 59 of the Articles of Association provides that the board of directors may at their discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we have a lien. Moreover, the board of directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI Bank, exceed 1% of the paid up equity share capital of ICICI Bank or if the board of directors is satisfied that as a result of such transfer, it would result in the change in the board of directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Incorporation by Reference

We incorporate by reference the information disclosed under "Description of Equity Shares" in our Registration Statement on Form F-1 (File No. 333-30132).

ICICI Bank Limited

Financial statements
for the year ended March 31, 2001

Contents	*Page*

INDEPENDENT AUDITORS' REPORT

To the board of directors and stockholders of ICICI Bank Limited

We have audited the accompanying balance sheets of ICICI Bank Limited as of March 31, 2001 and 2000 and the related statements of income, changes in stockholders' equity and other comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited as of March 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

The United States dollar amounts are presented in the accompanying financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis disclosed in note 1.3.1.

/S/ KPMG

KPMG
Mumbai, India
April 25, 2001

ICICI Bank Limited

Balance Sheets
as at March 31, 2000 and 2001

	At March 31, 2000	At March 31, 2001	Convenience translation into US$ At March 31, 2001 [1]
	(in millions)		(unaudited)
	Rs.	Rs.	US$
Assets			
Cash and cash equivalents……………………………………….	34,313	44,896	958
Interest-bearing deposits with banks……………………………..	2,048	2,410	51
Trading account assets…………………………………………..	28,228	18,725	400
Securities:			
Available for sale (amortized cost Rs. 4,600 million and Rs. 24,446 million at March 31, 2000 and 2001 respectively)..	4,709	24,787	529
Held to Maturity (fair value Rs. Nil and Rs. 11,524 million at March 31, 2000 and 2001 respectively)…………………………	-	10,944	234
Loans (net of allowance for loan losses and unearned income)....	46,986	93,030	1,986
Customers' liability on acceptances.…………….....……………...	8,490	12,869	275
Property and equipment, net…………………....…..…………...	2,097	4,059	86
Intangible assets………....……………………...…..……………	-	2,641	56
Other assets…………………………………...…….……………	3,515	5,647	121
Total assets…………………………..….……………………	130,386	220,008	4,696
Liabilities			
Interest bearing deposits…………………..……….…….…………	82,785	137,883	2,943
Non interest bearing deposits…………....……….….…………	15,875	26,371	563
Total deposits………………………..………….…………....	98,660	164,254	3,506
Trading account liabilities…………………..……………….……	1,922	6,495	139
Current portion of long term debt……………….………………..	771	250	5
Short-term borrowings.……………….……….…….……………	2,187	3,012	64
Bank acceptances outstanding.…………….………………………	8,490	12,869	275
Other liabilities………………………...……………….…………	5,264	14,650	313
Long-term debt……………………..……………….……………	1,705	2,171	46
Total liabilities.……………………………………….………	118,999	203,701	4,348
Commitments and contingencies (Note 20)			
Stockholders' equity:			
Common stock (Rs. 10 par value, Authorized shares: 300 million Issued shares March 31, 2000: 196,818,880 shares and March 31, 2001: 220,358,680 shares)…………………………	1,968	2,203	47
Additional paid-in capital………………………………………...	7,435	10,927	234
Retained earnings.……………………………………………...	1,940	2,974	63
Deferred compensation ……………………………..……….....	(39)	(20)	(1)
Accumulated other comprehensive income.……………………...	83	223	5
Total stockholders' equity.………………………………....	11,387	16,307	348
Total liabilities and stockholders' equity.……………………...	130,386	220,008	4,696

See accompanying notes to financial statements.

[1] *Exchange Rate: Rs. 46.85 = US$ 1.00 at March 30, 2001*

ICICI Bank Limited

Statements of Income
for the years ended March 31, 1999, 2000 and 2001

	Years ended March 31,			Convenience translation into US$ Year ended March 31, 2001 [1]
	1999	**2000**	**2001**	
	(in millions, except per share data)			
				(unaudited)
	Rs.	**Rs.**	**Rs.**	**US$**
Interest income				
Interest and fees on loans…..……………………….……..	2,707	4,437	7,419	158
Interest and dividends on securities available for sale …...	305	684	1,217	26
Interest and dividends on securities held to maturity……..	-	-	543	12
Interest and dividends on trading account assets…………	2,247	3,073	2,833	61
Other interest income..…………………………………....	131	240	394	8
Total interest income……………………………….…	5,390	8,434	12,406	265
Interest expense				
Interest on deposits..………………………………………	3,707	5,789	7,261	155
Interest on long term debt……………….….…….……..	155	244	240	5
Interest on trading account liabilities…………………….	256	542	784	17
Other interest expense..………………….………………..	126	81	123	3
Total interest expense……………………………….…	4,244	6,656	8,408	180
Net interest income……………………….……………..	1,146	1,778	3,998	85
Provision for loan losses…………..……………………..	(540)	(427)	(1,082)	(23)
Net interest income after provision for loan losses..…...	606	1,351	2,916	62
Non interest income				
Fees and commissions……………………….………………	370	607	1,125	24
Trading account revenue…………………….……………..	134	857	602	13
Securities transactions…………………….………………	21	75	(384)	(8)
Foreign exchange transactions…………….……………....	341	220	397	8
Other revenue…………………………….………………..	-	-	14	-
Total non interest income……………………………...	866	1,759	1,754	37
Non interest expense				
Salaries and employee benefits…………………………....	204	316	507	11
Occupancy..………………………………………………..	346	520	1,171	25
Advertising and publicity…………………………………	34	39	143	3
Administration and other expense………………………...	215	454	1,283	27
Total non interest expense………………………………	799	1,329	3,104	66
Income before income taxes..………….………………	673	1,781	1,566	33
Income taxes……. ……………………………………..	170	379	258	5
Net income………………………………….……………	503	1,402	1,308	28
Per share data				
Basic……………………….……………………………	3.05	8.49	6.60	0.13
Diluted. ………………………….……………………..	3.05	8.49	6.60	0.13
Weighted average number of common shares (in millions)				
Basic……...……………………………………………	165.00	165.09	198.24	198.24
Diluted…………………………………………………	165.00	165.11	198.24	198.24

See accompanying notes to financial statements.

[1] *Exchange Rate: Rs. 46.85 = US$ 1.00 at March 30, 2001*

ICICI Bank Limited

Statements of changes in stockholders' equity and other comprehensive income

for the years ended March 31, 1999, 2000 and 2001

(in Rs. millions, except number of shares)

	Common stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income, net of tax	Total Stockholders' Equity
Balance as of March 31, 1998………	**165,000,700**	**1,650**	**375**	**431**	**-**	**15**	**2,471**
Common stock issued………………	-	-	-	-	-	-	-
Comprehensive income							
Net income………………………	-	-	-	503	-	-	503
Unrealized gain on securities, net..	-	-	-	-	-	34	34
Comprehensive income………….	-	-	-	-	-	-	537
Cash dividend declared (1 per common share)………………………………	-	-	-	(178)	-	-	(178)
Balance as of March 31, 1999………	**165,000,700**	**1,650**	**375**	**756**	**-**	**49**	**2,830**
Common stock issued………………....	31,818,180	318	7,020	-	-	-	7,338
Compensation related to employee stock option plan…………………	-	-	40	-	(40)	-	-
Amortization of deferred compensation ………………………	-	-	-	-	1	-	1
Comprehensive income							
Net income………………………	-	-	-	1,402	-	-	1,402
Unrealized gain on securities, net..	-	-	-	-	-	34	34
Comprehensive income………….	-	-	-	-	-	-	1,436
Dividend declared (1.2 per common share)………………………………..	-	-	-	(218)	-	-	(218)
Balance as of March 31, 2000………	**196,818,880**	**1,968**	**7,435**	**1,940**	**(39)**	**83**	**11,387**
Common stock issued………………....	23,539,800	235	3,502	-	-	-	3,737
Compensation related to employee stock option plan…………………	-	-	(10)	-	10	-	-
Amortization of deferred compensation ………………………	-	-	-	-	9	-	9
Comprehensive income							
Net income……………………………	-	-	-	1,308	-	-	1,308
Unrealized gain on securities, net..	-	-	-	-	-	140	140
Comprehensive income………….	-	-	-	-	-	-	1,448
Dividend declared (1.5 per common share)……..…………………..	-	-	-	(274)	-	-	(274)
Balance as of March 31, 2001………………………………	220,358,680	2,203	10,927	2,974	(20)	223	16,307
Balance as of March 31, 2001 (US$ [(1)]) (unaudited)……………		47	234	63	(1)	5	348

See accompanying notes to financial statements.

[(1)] *Exchange Rate: Rs. 46.85 = US$ 1.00 at March 30, 2001*

ICICI Bank Limited

Statement of Cash Flows

for the years ended March 31, 1999, 2000 and 2001

	Years ended March 31,			Convenience translation into US$ Year ended March 31,
	1999	2000	2001	2001[1]
	(in millions, except per share data)			
				(unaudited)
	Rs.	Rs.	Rs.	US$
Operating activities				
Net income…………	503	1,402	1,308	28
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:				
Provision for loan losses…………	540	427	1,082	23
Depreciation …………	173	201	352	7
Amortization …………	(10)	173	253	5
Loss on sale of property and equipment…………	-	1	2	-
Deferred income taxes …………	(130)	113	(442)	(9)
(Gain) / loss on securities transactions…………	(44)	4	366	8
Trading account assets…………	(8,412)	(12,509)	(6,091)	(130)
Other assets…………	(914)	(1,943)	37	1
Other liabilities…………	2,278	1,661	7,490	160
Trading account liabilities…………	(2,860)	1,503	4,585	98
Net cash (used in) / provided by operating activities…	(8,876)	(8,967)	8,942	191
Investing activities				
Changes in interest bearing deposits with banks…………	-	(2,048)	1,129	24
Securities, Held to maturity				
Purchases…………	-	-	(1,174)	(25)
Securities, available for sale				
Purchases…………	(3,610)	(10,714)	(15,050)	(321)
Proceeds from sales…………	1,103	10,020	11,517	246
Origination of loans, net…………	(15,373)	(19,843)	(29,288)	(625)
Purchases of property and equipment…………	(487)	(528)	(1,292)	(28)
Sales of property and equipment…………	1	2	1	-
Cash equivalents acquired net of purchase acquisitions…	-	-	5,649	121
Net cash used in investing activities.…………	(18,366)	(23,111)	(28,508)	(608)

ICICI Bank Limited

Statement of Cash Flows
for the years ended March 31, 1999, 2000 and 2001

	Years ended March 31,			Convenience translation into US$ Year ended March 31, 2001 [1]
	1999	**2000**	**2001**	
	(in millions, except per share data)			
				(unaudited)
	Rs.	**Rs.**	**Rs.**	**US$**
Financing activities				
Increase in deposits, net……………………………………	34,439	37,931	30,368	648
Issuances of long term debt……………………………...	1,636	710	-	
Repayment of long term debt……………………………	-	-	(771)	(16)
Issuances of short term borrowings, net………..……...	1,485	702	826	18
Issuance of common stock, net……………..…………...	-	7,338	-	-
Cash dividends paid……………….……………………..	(178)	(218)	(274)	(6)
Net cash provided by financing activities……………	37,382	46,463	30,149	644
Net increase/(decrease) in cash and cash equivalents…..	10,140	14,385	10,583	226
Cash and cash equivalents at beginning of year…..……..	9,788	19,928	34,313	732
Cash and cash equivalents at end of the year…..……	19,928	34,313	44,896	958

Non cash items:

Non-cash investing and financing activities were as follows:

(in millions)

	Years ended March 31,			Year ended March 31, 2001
	1999	**2000**	**2001**	
	Rs.	**Rs.**	**Rs.**	**US$**
Acquisitions				
Fair value of net assets acquired, excluding cash and cash equivalents………………………………………….	-	-	(4,381)	28
Shares issued……………………………………………...	-	-	23,539,800	
Transfer to held to maturity from trading account assets.	-	-	10,178	217
Transfer to available for sale from trading account assets	-	-	8,575	183
Change in unrealized gain /loss on securities available for sale, net…….……………………………………..	34	34	140	3
Foreclosed assets………………………………………..	96	-	-	-
Cash paid during the year for:				
Interest expense…………………………………………	4,196	6,569	8,209	175
Income taxes……………….…………………………...	231	247	460	10

See accompanying notes to financial statements.

[1] *Exchange Rate: Rs. 46.85 = US$ 1.00 at March 30, 2001*

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

1 Significant accounting policies

1.1 Overview

1.1.1 ICICI Bank Limited ("ICICI Bank" or "the Bank"), incorporated in Vadodara, India provides a wide range of banking and financial services including commercial lending, trade finance and treasury products. ICICI Bank is a banking company governed by the Banking Regulations Act, 1949. ICICI Bank does not have any majority owned subsidiaries or investments where its shareholding exceeds 20% of the voting stock of the investee.

1.1.2 As more fully explained in note 2, effective March 10, 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal accounted for under the purchase method. These financial statements include the assets and liabilities acquired at fair value and the results of the acquired entity from the effective date. Further, ICICI Limited, a majority shareholder, has divested a part of its shareholding to outside investors in March 2001. Consequently, the Bank is no more a "consolidated" or "majority owned" subsidiary of ICICI Limited.

1.2 Basis of preparation

1.2.1 The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements reflect industry practices and conform to generally accepted accounting principles in the United States of America ("US GAAP").

1.2.2 The preparation of financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

1.3 Functional currency and convenience translation

1.3.1 The financial statements have been prepared in Indian rupees ("Rs."), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2001 have been translated into US dollars at the noon buying rate in New York city at March 30, 2001 for the cable transfers in rupees as certified for customs purposes by the Federal Reserve of New York of US$1.00 = Rs. 46.85. No representation is made that the rupee amounts have been, could have been or could be converted into US dollars at such rate or any other rate on March 31, 2001 or at any other certain date.

1.4 Cash and cash equivalents

1.4.1 ICICI Bank considers all highly liquid investments, which are readily convertible into cash and which have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

1.5 Securities and trading account activities

1.5.1 The Bank classifies investments in debt and equity securities into three categories based upon management's intention at the time of purchase; securities held to maturity, trading account securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale (trade date).

1.5.2 Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has the intent and ability to hold these securities until maturity.

1.5.3 Trading account securities, primarily debt securities and foreign exchange products are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading account securities is recorded in interest income. The fair value of trading account assets is based upon quoted market prices or, if quoted market prices are not available, estimated using similar securities or pricing models.

1.5.4 All securities not classified as held to maturity or trading account securities are classified as available for sale. These include securities used as part of the Bank's asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded net of tax as a component of other comprehensive income.

1.5.5 Any "other than temporary diminution" in the value of held-to-maturity securities, available for sale is charged to the income statement. "Other than temporary diminution" is identified based on management's evaluation.

1.6 Loans

1.6.1 Loans are stated at the principal amount outstanding, net of unearned income, if any. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the period of the loan. Interest is accrued on the unpaid principal balance and is included in interest income. Loans include credit substitutes such as privately placed debt instruments and preferred shares, which are in essence loans.

1.6.2 Lease financing receivables are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Unearned income is recognized to yield a level rate of return on the net investment in the leases.

1.6.3 Interest income is accounted on an accrual basis except in respect of non-accrual loans, where it is recognized on a cash basis. Income from leasing operations is accrued in a manner to provide a fixed rate of return on outstanding investments. Interest on bills discounted is recognized on a straight-line basis over the tenure of the bills. Fees from non-fund based activities such as guarantees and letters of credit are amortized over the contracted period of the commitment.

1.6.4 ICICI Bank identifies a loan as impaired when it is probable that the Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A loan is also considered to be impaired if interest or principal is overdue for more than 180 days. The value of impaired loans is measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the value of the

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

impaired loan is less than the recorded investment in the loan, ICICI Bank recognizes this impairment by creating a valuation allowance with a corresponding charge to the provision for loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses. A loan is also considered impaired if its terms are modified in a trouble debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest in accordance with the terms of the restructured loan agreement.

1.6.5 ICICI Bank considers all loans on non-accrual status to be impaired. Commercial loans are placed on non-accrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is overdue for 180 days or more. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be placed on non-accrual status. Generally, loans with delinquencies under 180 days are placed on non-accrual status only if specific conditions indicate that impairment is probable. The decision to place a loan on non-accrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to repay the loan in accordance with the contractual terms.

1.6.6 Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of the outstanding principal is doubtful, such interest received is applied as a reduction of principal. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the company classified as non-accrual, the loan is returned to accrual status.

1.7 Allowance for loan losses

1.7.1 The allowance for credit losses includes management estimate of probable losses inherent in the portfolio. The allowance for loan losses is available for future charge-offs of existing extensions of credit loans and leases, or portions thereof, deemed uncollectible are charged off against the reserve, while recoveries of amounts previously charged off are credited to the reserve. Amounts are charged off after giving consideration to such factors as the customer's financial condition, underlying collateral and guarantees, and general and industry economic conditions. The allowance for loan losses reflects management's estimate of losses inherent in the portfolio, considering evaluations of individual credits and concentrations of credit risk, changes in the quality of the credit portfolio, levels of non accrual loans and leases, current economic considerations, cross-border risks, changes in the size and character of the credit risks and other pertinent factors. The allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loans.

1.7.2 Smaller balance homogeneous loans (including credit card receivables) are collectively evaluated for impairment based on historical loss experience, adjusted for changes in trends and conditions including delinquencies and non accruals. Based on these analyses, the allowance for loan losses is maintained at levels considered adequate by management to provide for credit losses inherent in these portfolios.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

1.8   Property and equipment

1.8.1   Property and equipment including assets under capital lease are stated at cost, less accumulated depreciation other than foreclosed assets, which are accounted for at the net realizable value. The cost of additions, capital improvements and interest during the construction period are capitalized, while repairs and maintenance are charged to expenses when incurred. Property and equipment to be disposed of are reported as assets held for sale at the lower of carrying amount or fair value less cost to sell.

1.8.2   Depreciation is provided over the estimated useful lives of the assets, or lease term, whichever is shorter.

1.8.3   Property under construction and advances paid towards acquisition of property, plant and equipment are disclosed as capital work in progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual outstanding investment in the asset from the date of purchase/expenditure and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the asset's estimated useful life.

1.8.4   Capitalized cost of computer software obtained for internal use represents costs incurred to purchase computer software from third parties. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress.

1.9   Income taxes

1.9.1   The provision for income taxes is determined under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to a valuation allowance based upon management's judgement as to whether realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be received and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of change.

1.10   Employee benefit plans

1.10.1   ICICI Bank provides a variety of benefit plans to eligible employees.

1.10.2   Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

1.11 Foreign currency translation

1.11.1 Revenue and expenses in foreign currency are accounted for at the exchange rate on the date of the transaction. Foreign currency balances at year-end are translated at the year-end exchange rates and the revaluation gains and losses are adjusted through the income statement.

1.12 Risk management instruments

1.12.1 The Bank enters into certain interest rate instruments, including interest rate swaps to manage exposure to interest rate risk by altering the interest risk characteristics of assets or liabilities or hedging exposure to certain risks. For those interest rate instruments that alter the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). To qualify for accrual accounting, the interest rate instrument must be designated to specific assets or liabilities or pools of similar assets or liabilities. For instruments that are designated to floating rate assets or liabilities to be effective, there must be high correlation between the floating interest rate index on the underlying asset or liability and the off-setting rate on the derivative. The Bank measures initial and ongoing correlation by statistical analysis of the relative movements of the interest indices over time. If correlation were to cease of any interest rate instrument hedging net interest income, it would then be accounted for as a trading instrument. If an interest rate instrument hedging net interest income is terminated, the gain or loss is deferred and amortized over the shorter maturity of the designated asset or liability. If the designated asset or liability matures, is sold, is settled or its balance falls below the notional amount of the hedging instrument, the hedge is usually terminated; if not, accrual accounting is discounted to the extent that the notional amount exceeds the balance, and accounting for trading instruments is applied to the excess amount.

1.12.2 The Bank also enters into foreign exchange contracts to hedge a portion of its own foreign exchange exposure, including foreign currency positions. Such contracts are revalued at the spot rate, with any forward premium or discount amortized over the life of the contract to net interest income.

1.13 Debt issuance costs

1.13.1 Debt issuance costs are amortized over the tenure of the debt.

1.14 Dividends

1.14.1 Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the board of directors.

1.15 Earnings per share

1.15.1 Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the dilution that could occur if securities or other contracts to issue common stock are converted.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

1.16   Stock-based compensation

1.16.1   The Bank accounts for stock-based compensation issued to employees using the intrinsic value method under the provisions of Accounting Principles Board (APB) No. 25 *Accounting for Stock Issued to Employees.* The Bank's stock options are typically either non-compensatory or compensatory with the exercise price equal to the fair value of the stock on the date of grant, and accordingly, no expense is recognized.

1.16.2   Options granted to employees of ICICI Limited are accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 123 *Accounting for Stock-Based Compensation.* The Bank values options issued using an option pricing model and recognizes the expenses over the period in which the options vest.

1.17   Reclassifications

1.17.1   Certain amounts in fiscal 2000 and fiscal 1999 were reclassified to conform with the presentation in fiscal 2001. These reclassifications have no effect on the stockholders' equity or net income as previously reported.

2   Merger of Bank of Madura

2.1.1   On March 10, 2001, the Bank acquired Bank of Madura Limited (Bank of Madura), a private sector bank in India. The acquisition was made with an issuance of 2 shares of the Bank for 1 per share of Bank of Madura This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Banks results of operations from the date of acquisition. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Bank's management based on information currently available and on current assumptions as to future operations. The goodwill of Rs. 2,582 million is being amortized over 12 years. A summary of the assets acquired and liabilities assumed in the acquisition follows:

	(in Rs. millions)
Assets	
Cash and cash equivalents	5,649
Interest bearing deposits	1,491
Investments	11,381
Loans, net	17,763
Property and equipment	1,114
Intangible assets - Tenancy rights	73
Other assets	2,911
Total	**40,382**
Liabilities	
Interest bearing deposits	35,254
Trading account liabilities	238
Long term Debt	481
Other Liabilities	3,141
Total	**39,114**
Net fair value	1,268
Consideration paid and merger related costs	3,850
Goodwill	2,582

2.1.2   Unaudited proforma results of the operations for the years ended March 31, 2001 and 2000 as if the acquisition of "Bank of Madura" had been made at the beginning of the periods follow. The

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

proforma results include estimates and assumptions which management believes are reasonable, however these do not reflect any benefits from economies or synergies, which might be achieved from combining operations. The proforma information is not necessarily indicative of the operating results that would have occurred had the purchase been made at the beginning of the periods presented.

	At March 31, 2000			At March 31, 2001		
	(in Rs. millions)					
	I Bank	**Bank of Madura**	**Total**	**I Bank**	**Bank of Madura**	**Total**
Net interest income…………………………..	1,778	1,006	2,784	3,998	1,189	5,187
Net Income………………………………..	1,402	121	1,523	1,308	1,088	2,396
EPS - Basic……………………………………			5.38			7.58

3 Cash and cash equivalents

3.1.1 Cash and cash equivalents at March 31, 2001 include a balance of Rs. 10,968 million (March 31, 2000: Rs. 6,904 million) maintained with the Reserve Bank of India in accordance with the guidelines governing cash reserve requirements. This balance is subject to withdrawal and usage restrictions.

4 Trading account assets

4.1.1 A listing of the trading account assets is set out below:

	At March 31,	
	2000	**2001**
	(in Rs. millions)	
Government of India securities …………………………………………………………………	26,903	14,055
Equity securities…………………………………………………………………………..	90	-
Debentures………………………………………………………………………………..	-	1,808
Bonds……………………………………………………………………………………..	-	2,348
Revaluation gains on derivative and foreign exchange contracts…………………………………	309	127
Commercial paper……………………………..………………… ………………………………	147	387
Mutual fund units……………………………………………… ………………………………	779	-
Total …………………………………………………………………………………………	28,228	18,725

4.1.2 At March 31, 2001, trading account assets included certain securities amounting to Rs. 569 million (March 31, 2000: Rs. 72 million), which are pledged in favour of certain banks against borrowing and funds transfer facilities.

4.1.3 In fiscal 2001, the Bank transferred securities amounting to Rs. 8,575 million and Rs. 10,178 million from 'trading account assets' to 'securities, available for sale' and to 'securities, held to maturity' respectively at fair value on the date of transfer. The Bank believes that in view of the recent changes in the market scenario, the market for these securities has become illiquid and is expected to remain so. Hence, these securities no longer have the traits of trading securities.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

5   Securities

5.1.1   The portfolio of securities is set out below:

| | At March 31, 2000 | | | |
	Book value	Gross unrealized gain	Gross unrealized loss	Fair Value
		(in Rs. millions)		
Securities, held to maturity				
Government of India securities……………………………..	-	-	-	-
Securities, available for sale				
Corporate debt securities………………………………………	2,540	53	(19)	2,574
Government of India securities………………………………..	914	89	-	1,003
Total debt securities…………………………………………	3,454	142	(19)	3,577
Mutual fund units……………………………………………...	1,146	-	(14)	1,132
Total securities, available for sale …………………………	4,600	142	(33)	4,709

| | At March 31, 2001 | | | |
	Book value	Gross unrealized gain	Gross unrealized loss	Fair Value
		(in Rs. millions)		
Securities, held to maturity				
Government of India securities………………………………..	10,944	580	-	11,524
Securities, available for sale				
Corporate debt securities………………………………………	6,057	210	(27)	6,240
Government of India securities………………………………..	15,765	302	(7)	16,061
Total debt securities…………………………………………	21,822	512	(34)	22,301
Mutual fund units……………………………………………...	2,513	4	(142)	2,375
Others………………………………………………………...	111	-	-	111
Total securities, available for sale …………………………	24,446	516	(176)	24,787

Income from securities, available for sale

5.1.2   A listing of interest and dividends on available for sale securities is set out below:

| | Year ended March 31 | | |
	1999	2000	2001
	(in Rs. millions)		
Interest………………………………………………………………………….………	248	358	853
Dividends ……………………………………………………………………………….	57	326	364
Total …………………………………..………………………………………………	305	684	1,217
Gross realized gain …..……………………………………………………………..	25	259	114
Gross realized losses………………………………………………………………..	(4)	(184)	(498)
Grand Total …………………..………………………………………………………	326	759	833

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

Maturity profile of debt securities

Held to Maturity Securities

5.1.3   Maturity profile of securities held to maturity at March 31, 2000 and March 31, 2001 is set out below:

	At March 31, 2000		At March 31, 2001	
	Amortized cost	**Fair Value**	**Amortized cost**	**Fair Value**
	(in Rs. millions)			
Government of India securities				
Less than one year……………………………………………………....	-	-	-	-
One to five years…….………………………………………………….	-	-	2,938	3,077
Five to ten years….……………………………………………………..	-	-	6,380	6,726
More than 10 Years….…………………………………………….……	-	-	1,626	1,721
Total…………………………………………………………………….	-	-	10,944	11,524

Available for sale securities

5.1.4   Maturity profile of securities available for sale at March 31, 2000 and March 31, 2001 is set out below:

	At March 31, 2000		At March 31, 2001	
	Amortized cost	**Fair Value**	**Amortized Cost**	**Fair Value**
	(in Rs. millions)			
Corporate debt securities				
Less than one year……………………………………………………....	399	403	1,835	1,849
One to five years…….………………………………………………….	1,548	1,563	3,737	3,876
More than five years….………………………………………………….	593	608	485	515
Total…………………………………………………………………….	2,540	2,574	6,057	6,240
Government of India securities				
Less than one year……………………………………………………....	-	-	5,963	5,971
One to five years…….………………………………………………….	914	1,003	6,843	7,095
More than five years….………………………………………………….	-	-	2,959	2,995
Total…………………………………………………………………….	914	1,003	15,765	16,061

6   Loans and leases

6.1.1   A listing of loans by category is set out below:

	At March 31, 2000	At March 31, 2001
	(in Rs. millions)	
Working capital finance…..……………………………………………………………..	31,576	57,316
Term loans – commercial……………………………………………………………	3,798	9,483
Credit substitutes (Corporate bonds and preference shares)…………….…………………....	10,532	23,624
Lease financing…………….......……………………………………………………..	305	944
Retail loans and credit card receivables…………………………………………………..	1,553	4,909
Total loans………………………………………………………………………………	47,764	96,276
Allowance for loan losses………………………………………………………………..	(748)	(2,890)
Unearned income……………………………………………………….………………..	(30)	(356)
Net loans…………………………………………………………………………………	46,986	93,030

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

6.1.2 As at March 31, 2001, working capital finance include debit balances in savings and current accounts of Rs. 4,695 million and loans given to persons domiciled outside India of Rs. 951 million (March 31, 2000: Rs. 2,794 and Rs. 265 million respectively).

6.1.3 Normally, the working capital advances are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases ICICI Bank may obtain additional security through a first or second lien on property and equipment, a pledge of financial assets like marketable securities and corporate/personal guarantees. The term loans are secured by a first lien on the property and equipment and other tangible assets of the borrower.

Net investment in leasing activities

6.1.4 Contractual maturities of ICICI Bank's net investment in leasing activities and its components, which are included in loans, are set out below:

	At March 31, 2001 (in Rs. millions)
Gross finance receivable for the year ending March 31,	
2002………………………………………………………………………………..	344
2003………………………………………………………………………………..	99
2004…………………………………………………………………………………	93
2005…………………………………………………………………………………	83
2006 & beyond………………………………………………………………………	436
	1,055
Less: Unearned income………………………………………………………………	313
Security deposits……………………………………………………………..	111
Investment in leasing and other receivables…………………………………………..	631

Maturity profile of loans

6.1.5 A listing of each category of gross loans other than net investment in leases and other receivables by maturity is set out below:

	At March 31, 2000			Total
	Up to 1 Year	1-5 years	More than 5 years	
	(in Rs. millions)			
Term loan………………………………………………	1,402	2,302	94	3,798
Working capital finance………………………………….	28,421	3,155	-	31,576
Credit substitutes (corporate bonds and preference shares)	1,831	6,175	2,526	10,532
Retail loans and credit card receivables ……………………..	1,553	-	-	1,553
Total……………………………………………………	33,207	11,632	2,620	47,459

	At March 31, 2001			Total
	Up to 1 Year	1-5 years	More than 5 years	
	(in Rs. millions)			
Term loan………………………………………………	3,865	4,204	1,414	9,483
Working capital finance……………..………………………	54,798	2,518	-	57,316
Credit substitutes (corporate bonds and preference shares)………	6,907	12,794	3,923	23,624
Retail loans and credit card receivables ………………....………..	4,116	728	65	4,909
Total……………………………………………………	69,686	20,244	5,402	95,332

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

Interest and fees on loans

6.1.6   A listing of interest and fees on loans (net of unearned income) is set out below:

	Year ended March 31		
	1999	**2000**	**2001**
	(in Rs. millions)		
Working capital finance……………………………………………………………………	1,755	2,666	4,469
Term loan………………………………………………………………………………	338	480	847
Credit substitutes (corporate bonds and preference shares)……………………………	465	981	1,539
Leasing and related activities …………………………………………………………	21	14	22
Retail loans and credit card receivables……………………………………………………	128	296	542
Total ………………………………………………………………………………..	2,707	4,437	7,419

Impaired loans

6.1.7   A listing of impaired loans is set out below:

	At March 31,	
	2000	**2001**
	(in Rs. millions)	
Working capital finance………………………………………………………………….....	1,127	3,700
Term loan……………………………………………………………….……………………	61	1,242
Credit substitutes (corporate bonds and preference shares)………………….……………………	45	121
Leasing and related activities ……………………………………………….…………………	185	227
Total ……………………………………….…………………………………….……………………	1,418	5,290
Related allowance for loan losses[1] ……………………………………………………………	(748)	(2,862)
Impaired loans net of valuation allowance……………………………………….………………..	670	2,428
Loans with valuation allowance…………………………………….…………………………	1,255	5,276
Loans without valuation allowance …………………………………….…………………………..	163	14
Total ……………………………………………………………………………….…………	1,418	5,290
Interest foregone on non-performing assets ………………………………………………………	124	495
Average non-performing loans …………………………………………………………………	1,432	3,354

(1) Included in allowance for loan losses.

Concentration of credit risk

6.1.8   Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to ICICI Bank's total credit exposure. ICICI Bank's portfolio of financial instruments is broadly diversified along industry, product and geographic lines within the country.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

Allowance for loan losses

6.1.9   A listing of the changes in allowance for loan losses is set out below :

	Year ended March 31		
	1999	**2000**	**2001**
	(in Rs. millions)		
Allowance for loan losses at beginning of the year	425	880	748
Additions			
Provisions for loan losses, net of release of provisions as a result of cash collections………..	540	427	1,082
Provision for loan losses on loans acquired from Bank of Madura……………………………	-	-	1,572
	965	1,307	3,402
Loans charged offs……………………………………………………………………	(85)	(559)	(512)
Allowance for loan losses at end of the year……….………………………………………	880	748	2,890

Troubled debt restructuring

6.1.10   The Bank classifies a debt restructuring as a troubled debt restructuring when it grants a concession, that it would not otherwise consider to a borrower in financial difficulties.

6.1.11   Loans at March 31, 2001 include loans aggregating Rs. 467 million (March 31, 2000: Rs. 43 million), which are currently under a scheme of debt restructuring and which have been identified as impaired loans. The gross recorded investment in these loans is Rs. 890 million (March 31, 2000: Rs. 68 million) against which an allowance for loan losses aggregating Rs. 423 million (March 31, 2000: Rs. 25 million) has been established. Income on restructured loans would have been Rs. 101 million for year ended March 31, 2001 (March 31, 2000: Rs. 7.70 million) based on original terms, and was Rs. 85 million based on the restructured terms (March 31, 2000: Rs. 6.44 million).

6.1.12   There are no commitments to lend incremental funds to any borrower who is party to a troubled debt restructuring.

7   Property and equipment

7.1.1   Property and equipment are stated at cost less accumulated depreciation other than foreclosed assets which are stated at net realizable value. Generally, depreciation is computed over the estimated useful life of the asset.

7.1.2   A listing of property and equipment by asset category is set out below:

	At March 31,	
	2000	**2001**
	(in Rs. millions)	
Land……………………………………………………………………………….…….	126	286
Building………………………………………………………………………………….	1,352	2,029
Equipment and furniture………………………………………………………………….	1,151	2,988
Capital work in progress………………………………………………………………...	52	216
Gross value of property and equipment………………………………………………..	2,681	5,519
Accumulated depreciation………………………………………………………………..	(584)	(1,460)
Net book value of property and equipment………………………………………………	2,097	4,059

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

7.1.3   Equipment and furniture includes an amount of Rs. 246 million for automated teller machines taken on capital lease.   The following is a summary of future minimum lease rental commitments for non-cancellable leases:

	March 31, 2001 (in Rs. millions)
Year ending	
2002...	24
2003...	26
2004...	37
2005...	54
2006...	68
Thereafter	223
Total minimum lease commitments...	432

7.1.4   Equipment and furniture include foreclosed assets held for resale amounting to Rs. 139 million as on March 31, 2001.

7.1.5   Interest capitalized for the year ended March 31, 2001 is Rs. Nil (March 31, 2000: Rs. 16 million).

7.1.6   Depreciation charge in year ended March 31, 2001 and year ended March 31, 2000 amounts to Rs. 352 million and Rs. 201 million, respectively.

8   Intangible assets

8.1.1   Intangible assets include goodwill amounting to Rs. 2,568 million and tenancy rights amounting to Rs. 73 million at March 31, 2001.

9   Other assets

9.1.1   Other assets at March 31, 2001 include interest accrued of Rs. 2,248 million (March 31, 2000: Rs. 1,147 million), taxes paid (net of provisions) Rs. 1,051 million (March 31, 2000: Rs. 368 million), deposits in leased premises and utilities of Rs. 346 million (March 31, 2000: Rs. 185 million), and prepaid expenses of Rs. 13 million (March 31, 2000: Rs. 3 million).

10   Deposits

10.1.1   Deposits include demand deposits, which are non-interest-bearing and savings and time deposits, which are interest-bearing.   A listing of deposits is set out below:

	At March 31, 2000	2001
	(in Rs. millions)	
Interest bearing		
Savings deposits	5,332	18,786
Time deposits..	77,453	119,097
	82,785	137,883
Non-interest bearing		
Demand deposits..	15,875	26,371
Total..	98,660	164,254

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

10.1.2 Maturity profile of deposits at March 31, 2001 is set out below:

	At March 31,	
	2000	**2001**
	(in Rs. millions)	
Less than One year (include savings and demand liabilities)…..…………………………………………	60,999	111,215
One to Three years…………………………………………………………………………………………	37,224	51,229
Three to Five years……………………………………………………………………………………....	437	1,097
Greater than Five years……………………………………………………………………………………	-	713
Total Deposits…………………………………………………………………………………………	98,660	164,254

10.1.3 At March 31, 2001, aggregate of deposits with amounts greater than Rs. 10 million was Rs. 53,358 million. Demand and savings deposits are included in less than one year bucket.

11 Short-term borrowings

11.1.1 Short-term borrowings at March 31, 2001 represent borrowings from Reserve Bank of India for a term of six months. These funds are in the nature of export refinance with an interest rate of 7% per annum. The average level of such borrowings, during period ended March 31, 2001 was 1,713 million (March 31, 2000: Rs. 1,298 million). There were no unused lines of credit available to the Bank at March 31, 2001 (March 31, 2000: Nil).

Repurchase transactions

11.1.2 During the year, ICICI Bank has undertaken repurchase transactions in government of India securities. The maximum amount of outstanding repurchase agreements at any month-end during the period was Rs. 537 million (March 31, 2000: Rs. 970 million). The average level of repurchase transactions during year ended March 31, 2001 was Rs. 78 million (March 31, 2000: Rs. 225 million). The repurchase contracts outstanding on March 31, 2001 were Rs.537 million (March 31, 2000: Nil).

11.1.3 ICICI Bank has undertaken reverse repurchase transactions in government of India securities. The maximum amount of outstanding reverse repurchase agreements at any month-end during the period was Rs. Nil (March 31, 2000: Rs. 7,829 million). The average level of reverse repurchase transactions outstanding during year ended March 31, 2001 was Rs. 206 million (March 31, 2000: Rs. 225 million). The reverse repurchase contracts outstanding on March 31, 2001 and March 31, 2000 were nil and Rs. 256 million respectively.

12 Trading account liabilities

12.1.1 Trading account liabilities at March 31, 2001 include borrowings from banks in the inter-bank call money market of Rs. 3,978 million (March 31, 2000: Rs. 1,922 million).

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

13   Long-term debt

13.1.1   Long-term debt represents debt with an original maturity of greater than one year, net of the unamortized debt issuance costs. Long term debt bears interest at fixed contractual rates ranging from 11.5% to 17%. A listing of long-term debt by residual maturity is set out below:

| | At March 31, 2000 | | At March 31, 2001 | |
	(in Rs. millions)	%	(in Rs. millions)	%
Maturity				
2002………………………………………………..…………	12	1	-	-
2003………………………………………………………	9	-	211	10
2004………………………………………………………	1,003	59	1,136	52
2005………………………………………………………	1	-	101	5
2006 and later………………………………………	680	40	723	33
Total ..…………………………………………………....	1,705	100	2,171	100

14   Other liabilities

14.1.1   Other liabilities at March 31, 2001 include outward clearing suspense of Rs. 5,656 million (March 31, 2000: Rs. 1,610 million), accounts payable of Rs. 3,806 million (March 31, 2000: Rs. 1,422 million), interest accrued but not due on deposits amounting to Rs. 557 million (March 31, 2000: Rs. 335 million), cash margins on letters of credit or guarantees of Rs. 80 million (March 31, 2000: Rs. 73 million) and obligations on account of capital leases amounting to Rs. 251 million (March 31, 2000: Rs. 96 million).

15   Common stock and earnings per share

15.1.1   At March 31, 2001 and March 31, 2000, the authorized common stock was 300 million shares with a par value of Rs. 10 per share. At March 10, 2001, the Bank granted 23,539,800 shares for acquisition of Bank of Madura

Earnings per share

15.1.2   A computation of earnings per share is set out below:

| | Year ended March 31 | | |
| | 1999 | 2000 | 2001 |
	(in Rs. millions except per share data)		
Basic			
Average common shares outstanding…………………………………………………..	165	165	198
Net income……………………………………………………………………………..	503	1,402	1,308
Per share amount…………………………………………………………………….…	3.05	8.49	6.60
Diluted			
Average common shares outstanding…………………………………………………..	165	165	198
Average diluted shares outstanding…………………………………………………….	165	165	198
Net income………………………………………………………………………………..	503	1,402	1,308
Per share amount……………………………………………………………………….…	3.05	8.49	6.60

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

16   Regulatory matters

16.1.1   The Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

16.1.2   In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2001 was Rs. 38,087 million (March 31, 2000: Rs. 20,570 million).

Capital adequacy requirements

16.1.3   ICICI Bank is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items, at least half of which must be Tier 1 capital. Effective March 31, 2000 the Reserve Bank of India has increased the minimum capital adequacy ratio to 9%. The capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines at March 31, 2001 was 11.57% (March 31, 2000: 19.64%).

Restricted retained earnings

16.1.4   Retained earnings at March 31, 2001 computed as per generally accepted accounting principles of India include profits aggregating to Rs. 1,844 million (March 31, 2000: Rs. 1,039 million) which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of ICICI Bank mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

17   Business segments

Segmental disclosures

17.1.1   ICICI Bank's operations are solely in the financial services industry and consist of providing traditional banking services, primarily commercial lending activities, treasury operations and retail banking activities. ICICI Bank carries out these activities through offices in India.

17.1.2   Until the previous financial year, the Bank had been analyzing the business information and making the operating decisions based upon reviews of the Bank's operations as a whole. However, with continued growth in business, the Bank has reorganized its business in three Strategic Business Units ('SBUs') namely Retail Banking, Corporate Banking and Treasury. Each of these SBUs caters to different segments of customers and offers different financial products and services. Accordingly, prior year comparatives are not available.

17.1.3   Retail Banking activity includes mobilizing of funds from retail depositors by offering them a wide range of financial products and providing services through various channels like branches,

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

ATMs, internet banking, phone banking and mobile banking. Retail Banking SBU also offers consumer lending services namely credit cards, loans against deposits and securities etc. Corporate Banking SBU (CB-SBU) provides financial products and services to corporates, institutions and government organizations. CB-SBU provides medium and short-term credit, fee and commission based services (e.g., documentary credits, letters of credit, forward contracts etc.) accepts deposits from corporate customers and also provides cash management services. The Treasury SBU manages the treasury operations of the bank through market operations. It also invests in various money market instruments, debt instruments, shares and debentures.

17.1.4 As explained in note 2, effective March 10, 2001, the Bank acquired Bank of Madura Limited, a private sector bank in India. Pursuant to the merger, the results of Bank of Madura are being reviewed separately until fully integrated into the Bank.

17.1.5 The following table gives information on segmental revenues and segmental profits for year ended March 31, 2001:

(in Rs. million)

Particulars	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Bank of Madura	Eliminations	Total
Revenue from external customers						
Interest revenue………………………………..	1,464	7,932	2,777	233	-	12,406
Other revenue………………………………..	238	984	468	64	-	1,754
Revenue from other operating segments						
Interest & Other revenue……………………..	4,323	-	267	-	(4,590)	-
Total Revenue	**6,025**	**8,916**	**3,512**	**297**	(4,590)	**14,160**
Interest expenses to external customers……	4,406	2,025	1,808	169	-	8,408
Interest & other expenses from other operating segments…………………………	-	3,264	1,326	-	Note 1 (4,590)	-
Depreciation……………………………..	284	142	15	36	-	477
Provision for credit losses………………..	30	1,052	-	-	-	1,082
Other expenses……………………………..	1,927	550	116	34	-	2,627
Income before Income Taxes………………	(622)	1883	247	58	-	1,566
Income tax expense………………………..	(101)	308	41	10	-	258
Net Income………………………………	(521)	1,575	206	48	-	1,308

Note 1: Interest and other revenues from other segments represent the notional interest charged by 'Retail Banking' to other segments, on funds mobilized by it through deposits and which were utilized by other segments for lending and investment purposes. This item also includes notional management fee charged by 'Treasury' from other segments for managing part of their assets and liabilities.

17.1.6 A listing of certain assets of reportable segments for year ended March 31, 2001 is set out below:

(in Rs. million)

Particulars	SBU-Retail Banking	SBU-Corporate Banking	SBU-Treasury	Bank of Madura	Eliminations	Total
Property and equipment……………………	2,270	650	56	1,083	-	4,059
Other assets………………………………....	30,459	114,861	37,774	32,855	-	215,949
Total assets………………………….......……	**32,729**	**115,511**	**37,830**	**33,938**	**-**	**220,008**

Major customers

17.1.7 ICICI Bank provides banking and financial services to a wide base of customers. There is no major customer which contributes more than 10% of total revenues.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

18   Employee benefits

18.1   Retirement benefits

Gratuity

18.1.1   In accordance with Payment of Gratuity Act, 1972, ICICI Bank provides for gratuity a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, on death while in employment or on termination of employment based on the respective employee's salary and the years of employment with ICICI Bank. The gratuity benefit conferred by ICICI Bank on its employees is equal to or greater than the statutory minimum.

18.1.2   ICICI Bank provides the gratuity benefit through annual contributions to either a fund administered by a Board of Trustees and managed by Life Insurance Corporate of India or to a fund administered and managed by a Board of trustees. ICICI Bank's liability for provision of gratuity benefit to its employees is determined periodically through actuarial valuations in accordance with SFAS 87.

18.1.3   The following table sets forth the funded status of the plan and the amounts recognized in the financial statements for the year ended March 31, 2001:

		(in Rs. million)
	At March 31,	
	2000	2001
Change in benefit obligations		
Projected benefit obligations at beginning of the year/period……………………………………………	8.25	12
Obligations assumed on acquisition…………………………………………………………………...	-	317
Service cost…………………………………………………………………………………………..	4.65	3
Interest cost………………………………………………………………………………………..	1.00	4
Benefits paid………………………………………………………………………………………..	(0.21)	(1)
Actuarial (gain) / loss on obligations……………………………………………………………….	(1.27)	1
Projected benefit obligations at the end of the period……………………………………………….	12.42	336
Change in plan assets		
Fair value of plan assets at beginning of the period………………………………………………….	11.31	17
Fair value of plan assets acquired on acquisition………………………………………………………	-	303
Expected retur n on plan assets……………………………………………………………………….	1.29	3
Employer contributions……………………………………………………………………………….	4.90	6
Gain/(loss) on plan assets……………………………………………………………………………..	-	4
Benefits paid………………………………………………………………………………………….	(0.21)	-
Plan assets at the end of the period…………………………………………………………………...	17.29	333
Funded status position………………………………………………………………………	(4.87)	(3)
Net prepaid asset/(Accrued liability)….….…………………………………………………..	4.87	3

18.1.4   The components of the net gratuity cost for the year ended March 31, 2000 and year ended March 31, 2001 are given below:

	At March 31,	
	2000	2001
	(in Rs. million)	
Service cost…………………………………………………………………………………………..	4.65	3
Interest cost…………………………………………………………………………………………..	1.00	4
Expected return on assets…………………………………………………………………………….	(1.29)	(3)
Actuarial (gain) / loss………………………………………………………………………………….	(1.27)	(3)
Net gratuity cost……………………………………………………………………………………..	3.09	1

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

18.1.5   Assumptions used in accounting for the gratuity plan are given below:

	At March 31,	
	2000	**2001**
Discount rate…………………………………………………………………………………………	12%	11%
Rate of increase in the compensation levels………………………………………………………………	8%+scales	8%
Rate of return on plan assets…………………………………………………………………………	12%	10.5%

Pension Plan

18.1.6   ICICI Bank provides for pension, a deferred benefit retirement plan covering the employees of erstwhile Bank of Madura. The plan provides for pension payment on a monthly basis to these employees on their retirement based on the respective employee's salary and years of employment with ICICI Bank. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan.

18.1.7   The pension plan is funded through or periodic contributions to a fund set up by ICICI Bank and administrated by a board of trustees. Such contributions are actuarially determined in accordance with the provisions of FAS 87.

18.1.8   The following table sets forth the funded status of the plan and the amounts recognized in the financial statements for the year ended March 31, 2001:

	(in Rs. million)
	At March 31, 2001
Change in benefit obligations	
Projected benefit obligations at beginning of the year/period.……………………………………………………	-
Obligations assumed on acquisitions.………………………………………………………………..	711
Service cost.…………………………………………………………………………………………………..	1
Interest cost.…………………………………………………………………………………………………	4
Benefits paid.………………………………………………………………………………………………...	-
Actuarial (gain) / loss on obligations.………………………………………………………………………	8
Projected benefit obligations at the end of the period.……………………………………………………………	724
Change in plan assets	
Fair value of plan assets at beginning of the period.…………………………………………………………	-
Fair value of plan assets acquired on acquisitions.……………………………………………………………..	779
Expected return on plan assets.………………………………………………………………………………	1
Employer contributions.………………………………………………………………………………………	1
Gain/(loss) on plan assets.……………………………………………………………………………………	14
Benefits paid.………………………………………………………………………………………………...	-
Plan assets at the end of the period.…………………………………………………………....……………	795
Funded status position.………………………………………………………………………………………	71
Net prepaid benefit ……………………………………………………………….. ………………………	71

18.1.9   The components of the net pension cost for the year ended March 31, 2001 are given below:

	At March 31, 2001
	(in Rs. millions)
Service cost.………………………………………………………………………………….………..	1
Interest cost.………………………………………………………………………………...…………	4
Expected return on assets.………………………………………………………………………….…	(1)
Actuarial (gain) / loss.……………………………………………………………………………………	(6)
Net gratuity cost.………………………………………………………………………………..………	(2)

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

18.1.10 Assumptions used in accounting for the pension plan are given below:

	At March 31, 2001
Discount rate…………………………………………………………………………………………..	11%
Rate of increase in the compensation levels…………………………………………………………	8%
Rate of return on plan assets……………………………………………………………………………	10.50%

Superannuation

18.1.11 The permanent employees of ICICI Bank are entitled to receive retirement benefits under the superannuation fund operated by ICICI Bank. The superannuation fund is a defined contribution plan under which ICICI Bank contributes annually a sum equivalent to 15% of the employee's eligible annual salary to Life Insurance Corporation of India, the manager of the fund, that undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Bank has contributed Rs. 17 million and Rs. 22 million to the employees superannuation plan in year ended March 31, 2000 and 2001 respectively.

Provident fund

18.1.12 In accordance with the Employees Provident Fund & Miscellaneous Provisions Act, 1952, all employees of ICICI Bank are entitled to receive benefits under the provident fund, a defined contribution plan, in which both the employee and ICICI Bank contribute monthly at a determined rate (currently 12% of employees' salary). These contributions are made to a fund set up by ICICI Bank and administered by a board of trustees. Further, in the event the return on the fund is lower than 11% (current guaranteed rate of return to the employees), such difference will be contributed by ICICI Bank and charged to income. The contribution to the employees provident fund amounted to Rs. 11 million and Rs. 23 million in year ended March 31, 2000 and 2001 respectively.

Leave encashment

18.1.13 The liability for leave encashment on retirement or on termination of services of the employee of ICICI Bank is valued on the basis of the employee's last drawn salary and provided for. Other liabilities also include provision of Rs. 8 million on account of the leave encashment liability of the Bank at March 31, 2001 (March 31, 2000: Rs. 5 million).

18.2   Employee stock option plan

18.2.1 In February 2000, the Bank introduced its employee stock option plan wherein an aggregate of 1,788,000 options representing 1,788,000 shares were made available for grant to certain employees and directors of the Bank and certain employees of the erstwhile parent company. These options vest over three years and have a maximum term of 10 years. Of these, 994,250 options were granted to the employees and 75,000 options were granted to non-executive directors of the Bank at an exercise price of Rs. 171.90, which was equal to the quoted market value of the Bank's common stock on the date of grant. The awards to non-executive directors of the Bank were forfeited in fiscal 2000 and such options have been retired from the plan. The Bank has computed and recognized compensation cost of Rs. 40 million for 718,750 options granted to the employees of the erstwhile parent company. This amount will be expensed over the vesting period.

18.2.2 Out of total options, 21,875 options granted to the employees of the Bank and 55,000 options granted to the employees of the erstwhile parent company have been forfeited during the year

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

ended March 31, 2001 and such options have been retired from the plan, because of cessation of services of these employees.

18.2.3 Had compensation costs of the Bank's stock based compensation plan been recognized based on the fair value on the grant date consistent with the method prescribed by SFAS No 123, the Bank's net income and earnings per share for the year ended March 31, 2000 would have been impacted as indicated below:

	Year ended March 31	
	2000	**2001**
	(in Rs. millions, except per share data)	
Net income		
As reported………………………………………………………………………………	1,402	1,308
Proforma under SFAS No 123……………………………………………………………	1,401	1,273
Basic earnings per share:		
As reported………………………………………………………………………	8.49	6.60
Proforma under SFAS No 123………………………………………………………	8.49	6.42
Diluted earnings per share		
As reported………………………………………………………………………	8.49	6.60
Proforma under SFAS No 123………………………………………………………	8.49	6.42

18.2.4 The effects of applying SFAS No. 123, for disclosing compensation cost under such pronouncement, may not be representative of the effects on reported net income for future years.

18.2.5 The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

For the year ended March 31,	**2000**
Expected life in years………………………………………………………………………...…	3
Risk free interest rate…………………………………………………………………………..	10.35%
Volatility……………………………………………………………………………………..	30.0%
Dividend yield……………………………………………………………………………	0.7%

19　Income taxes

19.1　Components of deferred tax balances

19.1.1 The tax effects of significant temporary differences are reflected through a deferred tax asset/liability, which is included in the balance sheet of ICICI Bank.

19.1.2 A listing of the temporary differences is set out below:

	At March 31,	
	2000	**2001**
	(in Rs. millions)	
Deferred tax assets		
Allowance for loan losses……...………………………………………………………...	303	824
Amortization of HTM securities…………………………………………… ……………...	-	165
Amortization of Trading & AFS securities……………………………………………………	-	82
Deposits……………………………………………………………………………………	-	141
Loan processing fee amortization……………………………………………………………	12	25
Others………………………………………………………………………………………	10	34
Gross deferred tax asset………………………………………………………………...	325	1,271
Valuation allowances………………………………………………………………………	-	2
Deferred tax asset……………………………………………………………………….	325	1,269
Deferred tax liabilities		
Property and equipment………………………………………………………………………	(277)	(475)
Investments…………………………………………………………………………………...	-	(77)
Unrealized gain on securities, available for sale……………………………………………..	(26)	(117)

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

Amortization of debt issue costs……………………………………………………………………..	(4)	(34)
Others………………………………………………………………………………………………	(32)	(36)
Total deferred tax liability…………………………………………………………….	(339)	(739)
Net deferred tax asset/(liability)…………………………………………………………	(14)	530
Current…………………………………………………………………………………….	(40)	71
Non-current……………………………………………………………………………….	26	459

19.1.3 Management is of the opinion that the realization of the recognized net deferred tax asset of Rs. 530 million at March 31, 2001 (March 31, 2000: Rs. (14) million) is more likely than not based on expectations as to future taxable income.

19.2   Reconciliation of tax rates

19.2.1 The following is the reconciliation of estimated income taxes at Indian statutory income tax rate to income tax expense as reported.

	Year ended March 31		
	1999	**2000**	**2001**
	(in Rs. millions)		
Net income before taxes………………………………………………………	673	1,781	1,566
Statutory tax rate………………………………………………………………	35%	38.5%	39.55%
Income tax expense at statutory tax rate……………………………………………	236	686	619
Increase (reductions) in taxes on account of			
Income exempt from taxes…….………………………………………………	(81)	(340)	(344)
Compensation costs…………………………………………………………	-	-	2
Effect of change in statutory tax rate ……………………………………………	-	6	-
Others……………………………………………………………………………	15	27	(19)
Reported income tax expense………………………………………………	170	379	258

19.3   Components of income tax expense

19.3.1 The components of income tax expense/(benefit) are set out below:

	Year ended March 31		
	1999	**2000**	**2001**
	(in Rs. millions)		
Current………………………………………………………………………...	300	266	700
Deferred………………………………………………………………….………...	(130)	113	(442)
Total income tax expense……………………………………………..…………….	170	379	258

20   Commitments and contingencies

Loan commitments

20.1.1 ICICI Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 27,693 million and Rs. 18,091 million at March 31, 2001 and March 31, 2000 respectively. The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiry dates and may be contingent upon the borrowers ability to maintain specific credit standards.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

Guarantees

20.1.2 As a part of its commercial banking activities, ICICI Bank has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that ICICI Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.

20.1.3 The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Fees are recognised over the term of the instruments.

20.1.4 Details of facilities outstanding are set out below:

	At March 31,	
	2000	2001
	(in Rs. millions)	
Financial guarantees……………………………………………………………………………………...	4,270	7,511
Performance guarantees………………………………………………………………………………	3,295	5,949
Total ………………………………………………………………………………………………	7,565	13,460

Lease commitments

20.1.5 ICICI Bank has commitments under long-term operating leases principally for premises. Lease terms for premises generally cover periods of nine years. The following is a summary of future minimum lease rental commitments for non-cancellable leases.

	March 31, 2001
	(in Rs. millions)
Year ending 2002…………………………………………………………………………….……..	124
2003……………………………………………………………………………………………………	132
2004……………………………………………………………………………………………………	131
2005……………………………………………………………………………………………………	122
2006……………………………………………………………...……………………………………	123
Thereafter ………………………………………………………………………………………………	317
Total minimum lease commitments………………………………………………………………..	949

20.1.6 Various related legal proceedings are pending against ICICI Bank. Potential liabilities, if any, have been adequately provided for, and management does not estimate any incremental liability in respect of legal proceedings.

20.1.7 Further, ICICI Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 60 million at March 31, 2001 (March 31, 2000: Rs. 6 million).

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

21 Related party transactions

21.1.1 ICICI Bank has entered into transactions with the following related parties:

- Affiliates of the Bank (including ICICI Limited (former parent company));
- Employees Provident Fund Trust; and
- Directors and employees of the group.

21.1.2 The related party transactions can be categorized as follows:

Banking services

21.1.3 ICICI Bank provides banking services to all the related parties on the same terms that are offered to other customers.

21.1.4 The revenues earned from these related parties are set out below:

	Year ended March 31	
	2000	**2001**
	(in Rs. millions)	
ICICI Limited (former parent company) …..…………………………………..………	24	45
Other affiliates[1]…………………………..………………………………………….………	6	27
Total…………………………………..…………………………………….…………………	30	72

(1) Comprising ICICI Securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI Capital Services Limited, Prudential ICICI Asset Management Company Limited ICICI Venture Funds Management Company Limited, ICICI Personal Financial Services Limited, ICICI Home Finance Limited, Prudential ICICI Mutual Funds Limited and Prudential ICICI Life Insurance Company Limited.

21.1.5 ICICI Bank has paid to the related parties interest on deposits and borrowings in call money markets amounting to Rs. 392 million for the year ended March 31, 2001 (March 31, 2000: Rs. 310 million).

21.1.6 ICICI Bank paid brokerage to ICICI Brokerage Services Limited amounting to Rs. 1 million for the year ended March 31, 2001 (March 31, 2000: Rs. 3 million).

Leasing of premises and infrastructural facilities

21.1.7 ICICI Bank has entered into lease agreements with ICICI Limited for lease of certain premises and infrastructural facilities to ICICI Bank. Total amount incurred, as rent for the year ended March 31, 2001, is Rs. 177 million (March 31, 2000: Rs. 36 million). Similarly, ICICI Bank paid Rs. 16 million for the year ended March 31, 2001 (March 31, 2000: Rs. 5 million) towards lease rentals on certain equipment leased from ICICI Limited. ICICI Bank has paid Rs. Nil interest for the year ended March 31, 2001 (March 31, 2000: Rs. 4 million) to ICICI Limited for capital advances made by it for purchase of equipment.

Acquisition of Equipment

21.1.8 ICICI Bank purchased equipment from ICICI Limited and ICICI Personnel Financial Services for Rs. 99 million for the year ended March 31, 2001.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

Forward Contracts

21.1.9   ICICI Bank enters into foreign exchange forward contracts with ICICI Limited. The outstanding contracts as at March 31, 2001 in respect of the forward contracts amounted to Rs. 2,262 million.

Derivative transactions

21.1.10 ICICI Bank enters into foreign exchange currency swaps and interest rate swaps with ICICI Limited on a back to back basis. The outstanding contracts as at March 31, 2001 in respect of cross currency swaps amounted to Rs. 4,352 million (Rs. 3,829 million at March 31, 2000) and in respect of interest rate swap contracts amounted to nil (Rs. 800 million at March 31, 2000). Similarly, Bank also enters into interest rate swaps with the affiliates on a back to back basis. The outstanding contracts with other affiliates at March 31, 2001 in respect of interest rate swaps amounted to Rs. 2,900 million.

Expenses for services rendered

21.1.11 ICICI Bank incurred Rs. 4 million for the year ended March 31, 2001 (March 31, 2000: Rs. 2 million) to ICICI Limited for secondment of their employees.

Receipts for services rendered

21.1.12 ICICI Bank received Rs. 5 million for the year ended March 31, 2001 (March 31, 2000: Rs. 6 million) from ICICI Limited for employees seconded to them.

Share transfer activities

21.1.13 ICICI Bank has paid Rs. 3 million for the year ended March 31, 2001 (March 31, 2000: Rs. 4 million) to ICICI Infotech Services Limited for share transfer services provided by them. The Bank incurred Rs. 5 million for the year ended March 31, 2001 for dematerialization services provided by the above affiliate.

Dividend payments

21.1.14 ICICI Bank declared and paid a dividend @ 15% for the fiscal 1999-2000. Out of which the Bank paid Rs. 184 million to its affiliates for the year ended March 31, 2000.

Other transaction with related parties

21.1.15 ICICI Bank has advanced loans to employees, bearing interest ranging from 3.5% to 6%. These are housing, vehicle and general purpose loans. The tenure of these loans ranges from five to twenty years. The balance outstanding on account of all the staff loans at March 31, 2001 was Rs. 494 million (March 31, 2000 Rs. 221 million).

21.1.16 ICICI Bank has entered into an agreement with ICICI Personal Financial Services Limited for telephone banking call center services and transaction processing services for the credit card related activities. The amount incurred for the year ended March 31, 2001 for these services was Rs. 99 million.

21.1.17 ICICI Limited had undertaken a corporate brand building advertising campaign of which ICICI Bank's share amounts to Rs. 15 million.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

21.1.18 ICICI Limited has set up common technology infrastructure set up for utilization by the ICICI Group. The amount incurred by ICICI Bank as its share amounted to Rs. 34 million and Rs. 11 million towards shares of communication expenses and share of backbone infrastructure expense for the year ended March 31, 2001. Similarly, it incurred Rs. 73 million for the year ended March 31, 2001, expenses towards development software and providing support services for the software and hardware by ICICI Infotech Services Limited.

21.1.19 ICICI Bank has incurred an amount of Rs. 49 million for the year ended March 31, 2001 towards its share of the operating costs of the common data centre set up by ICICI Limited.

21.1.20 ICICI Bank hired the services of ICICI Capital Services Limited for setting up of ATMs at various places for which Rs. 8 million were incurred for the above services during the year ended March 31, 2001. Also the Bank paid Rs. 8 million for the year ended March 31, 2001 to the affiliates for sourcing of retail accounts at various branches of Bank.

21.1.21 The balances pertaining to receivables from and payable to related parties are as follows:

	ICICI Limited	Other Affiliates[1]
	(in Rs. millions)	
At March 31, 2000		
Accounts receivable…………………………………………………………….……..	1	-
Accounts payable …………………………………………………………………………	3,503	1,514
At March 31, 2001		
Accounts receivable…………………………………………………………….…………	38	17
Accounts payable…………………………………………………………………….……..	5,209	2,847

(1)   Comprises ICICI Securities and Finance Company Limited, Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Infotech Services Limited, ICICI Brokerage Services Limited, ICICI Personal Financial Services Limited, ICICI Capital Services Limited, ICICI Venture Funds Management Company Limited, ICICI Properties Limited, ICICI Home Finance Company Limited, ICICI Real Estate Company Limited, Traveljini.com Private Limited, ICICI Knowledge Park Limited, ICICI Realty Limited, ICICI Web Trade Limited, Prudential ICICI Mutual Fund Limited, ICICI e-Payments Limited and Prudential ICICI Life Insurance Company Limited.

22   Off-balance sheet financial instruments

Foreign exchange and derivative contracts

22.1.1   ICICI Bank enters into foreign exchange forward contracts, Indian rupee interest rate swaps and currency swaps with interbank participants and customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

22.1.2   Forward foreign exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and to exchange the notional principal amount at maturity based on predetermined rates. Currency swaps offered to customers are hedged by opposite contracts with the parent company and are accounted for as hedge contracts.

22.1.3   The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the currency of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, value of the transaction and the extent to which the transaction is

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

22.1.4 Speculative forward exchange contracts are revalued at year-end based on forward exchange rates for residual maturities and the contracted rates and the revaluation gain or loss is recognized in the income statement. Forward exchange contracts that are accounted for as hedges of foreign currency exposures, are revalued based on year-end spot rates and the spot rates at the inception of the contract. The revaluation gain or loss is recognized in the income statement. Premium or discount on such forward exchange contracts is recognized over the life of the contract.

22.1.5 The following table presents the aggregate notional principal amounts of ICICI Bank's outstanding foreign exchange and derivative contracts at March 31, 2001 and March 31, 2000 together with the related fair values.

	Notional principal amounts At March 31,		Fair Value At March 31,	
	2000	2001	2000	2001
		(in Rs. millions)		
Interest rate agreements				
Swap agreements……………………………………………………	900	11,380	-	11,368
	900	11,380	-	11,368
Foreign exchange products				
Forward contracts…………………………………………………..	62,892	78,249	63,201	78,369
Swap agreements……………………………………………………	7,658	8,710	-	-
	70,550	86,959	63,201	78,369

23 Estimated fair value of financial instruments

23.1.1 ICICI Bank's financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts.

23.1.2 Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perception of value and as existing assets and liabilities run off and new items are generated. Fair value estimates are generally subjective in nature and are made as of a specific point in time based on the characteristic of the financial instruments and relevant market information.

23.1.3 The data reported below represents management's best estimates based on a range of methodologies and assumptions. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future estimated loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Further, the fair values are estimated based on the existing financial instruments without attempting to estimate the value of anticipated future business.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

23.1.4 Disclosure of fair values is not required for certain items such as premise and equipment, prepaid expenses, credit card receivables, obligations for pension and other postretirement benefits and other intangible assets. Accordingly, the aggregate fair value of amounts do not purport to represent the underlying "market" or franchise value of the Bank. Further, because of the differences in assumptions used and methodologies the fair values reported below may not be strictly comparable with those of other banks.

23.1.5 A listing of the fair values by category of financial assets and financial liabilities is set out below:

Particulars	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	At March 31, 2000		At March 31, 2001	
	(in Rs. millions)			
Financial assets				
Securities, available for sale……………………………..	4,709	4,709	24,787	24,787
Securities, held to maturity……………………………….	-	-	10,944	11,524
Trading account assets…..………………………………	28,228	28,228	18,725	18,725
Loans (Note 1)……………………………………………	46,986	46,763	93,030	93,128
Other financial assets (Note 2)…………………………...	48,363	48,363	65,809	65,809
Total…………………………………………………...	**128,286**	**128,063**	**213,295**	**213,973**
Financial liabilities				
Interest-bearing deposits……………………………………	82,785	83,175	137,883	138,846
Non-interest-bearing deposits……………………………	15,875	15,875	26,371	26,371
Trading account liabilities…………………………………	1,922	1,922	6,495	6,495
Long-term debt……………………………………………	1,705	1,798	2,171	2,344
Other financial liabilities (Note 3)…………………………	16,712	16,712	30,781	30,781
Total……………………………………………………..	**118,999**	**119,482**	**203,701**	**204,837**
Derivatives				
Currency swaps (Note 4)………..………………………	-	51	-	16
Interest rate swaps…………….……………………………	-	39	-	18

Note 1: The carrying value of loans is net of allowance for loan losses and unearned income.

Note 2: Includes cash, due from banks, deposits at interest with banks, short-term highly liquid securities, and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

Note 3: Represents acceptances and other liabilities outstanding, for which the carrying value is a reasonable estimate of the fair value.

Note 4: All customer positions are hedged by opposite contracts with the parent company.

23.1.6 The carrying value of cash and cash equivalents as reported in the balance sheet approximates the fair values since maturities are less than 90 days. Trading account assets and liabilities are carried at fair values in the balance sheet. Fair values of securities in all categories are based on quoted or independent market prices. The fair value of certain long-term are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or frequent repricing characteristics of these loans. For impaired loans where the credit quality of the borrower has deteriorated, fair values are estimated by discounting expected cash flows at a rate commensurate with the associated risk.

ICICI Bank Limited

Notes to financial statements
for the years ended March 31, 1999, 2000 and 2001

23.1.7   For liabilities, market borrowing rates of interest of similar instruments are used to discount contractual cash flows. The estimated fair value interest-bearing deposits and long term debt reflects changes in market rates since the time these were sourced.

24   Future impact of new accounting standards

Recently issued accounting pronouncements

24.1.1   Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instrument and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, is effective for the Bank as of April 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. Adoption of these new accounting standards will result in cumulative after-tax reductions in earnings on a US GAAP basis of approximately 25 million in the first quarter of fiscal 2002. The adoption will also impact assets and liabilities recorded on the balance sheet on a US GAAP basis. A majority of the derivatives entered into by the Bank will not qualify as hedges under SFAS 133 therefore the same will have to be marked to market and the difference between the market value and the face value would be accounted for in earnings.

24.1.2   In September 2000, the Financial Accounting Standard Board (FASB) issued SFAS No. 140, *"Accounting for transfers and servicing of Financial Assets and Extinguishments of liabilities",* which revises the criteria for accounting for securitizations and other transfers of financial assets and collateral, and introduces new disclosures. SFAS No. 140 replaces SFAS No. 125, which was issued in June 1996. The enhanced disclosure requirements are effective for year-end 2001. The other provisions of SFAS No. 140 apply prospectively to transfers of financial March 31, 2001. Earlier or retroactive application is not permitted. The effect of SFAS No. 140 in the Bank is not expected to be material.

G. Venkatakrishnan
Senior Executive Vice President
& Chief Financial Officer

H.N. Sinor
Managing Director &
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum and Articles of Association, as amended.
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder(including as an exhibit, the form of American Depositary Receipt) (incorporated by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).
2.2	ICICI Bank's Specimen Certificate for Equity Shares (incorporated by reference from ICICI Bank's Registration Statement on Form F-1 (File No. 333-30132)).
4.1	ICICI Bank's Employee Stock Option Plan (incorporated by reference from ICICI Limited's Annual Report on Form 20-F for the year ended March 31, 2000 filed on September 27, 2000).
4.2	Scheme of Amalgamation of Bank of Madura Limited with ICICI Bank Limited.
4.3	Letter from the Reserve Bank of India to ICICI Bank Limited dated February 27, 2001 and Order from the Reserve Bank of India dated February 26, 2001 approving the Scheme of Amalgamation of Bank of Madura Limited with ICICI Bank Limited.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

For ICICI BANK LIMITED

By: /s/ H. N. Sinor
Name: H. N. Sinor
Title: Managing Director and
        Chief Executive Officer

Place: Mumbai, India
Date: September 28, 2001